Exhibit 99.1

TABLE OF CONTENTS

TABLE OF CONTENTS	1
DEFINED TERMS	2
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	7
RISK FACTORS	9
RECOMMENDATIONS OF THE VISTRA ENERGY AND DYNEGY BOARDS OF DIRECTORS WITH RESPECT TO THE MERGER	35
INFORMATION ABOUT VISTRA ENERGY	47
INFORMATION ABOUT THE COMBINED COMPANY FOLLOWING THE MERGER	136
DESCRIPTION OF VISTRA ENERGY CAPITAL STOCK	140
COMPARISON OF RIGHTS OF VISTRA ENERGY STOCKHOLDERS AND DYNEGY STOCKHOLDERS	146
PRINCIPAL AND MANAGEMENT STOCKHOLDERS OF VISTRA ENERGY	154
COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED PER SHARE FINANCIAL INFORMATION	157
UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION	158

INDEX TO VISTRA ENERGY’S FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE	F-1

DEFINED TERMS

Unless stated otherwise, when the following terms and abbreviations appear in the text of this report, they have the meanings indicated below:

Apollo Entities	collectively, certain affiliates of Apollo Management Holdings L.P.

Brookfield Entities	collectively, certain affiliates of Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.

CCGT	combined cycle gas turbine.

CFTC	United States Commodity Futures Trading Commission.

Chapter 11 Cases	cases being heard in the US Bankruptcy Court for the District of Delaware (Bankruptcy Court) concerning voluntary petitions for relief under Chapter 11 of the US Bankruptcy Code (Bankruptcy Code) filed on April 29, 2014 by the Debtors. On the Plan Effective Date, the TCEH Debtors (together with the Contributed EFH Debtors) emerged from the Chapter 11 Cases.

CME	Chicago Mercantile Exchange.

CO2	carbon dioxide.

Code	the Internal Revenue Code of 1986, as amended.

Contributed EFH Debtors	certain EFH Debtors that became subsidiaries of Vistra Energy on the Plan Effective Date.

CSAPR	Cross-State Air Pollution Rule issued by the EPA in July 2011.

Debtors	EFH Corp. and the majority of its direct and indirect subsidiaries, including EFIH, EFCH and TCEH but excluding the Oncor Ring-Fenced Entities. Prior to the Plan Effective Date, also included the TCEH Debtors and the Contributed EFH Debtors.

Delta Transaction	Dynegy’s acquisition, completed on February 7, 2017, through Dynegy’s indirect wholly owned subsidiary Atlas Power Finance, LLC, of the GSENA Thermal Assets from International Power S.A.

DGCL	Delaware General Corporation Law.

DIP Facility	TCEH’s $3.375 billion debtor-in-possession financing facility, which was repaid in August 2016.

DIP Roll Facilities	TCEH’s $4.250 billion debtor-in-possession and exit financing facilities, which was converted to the Vistra Operations Credit Facilities on the Plan Effective Date.

Dynegy	Dynegy Inc., and/or its subsidiaries, depending on context.

Dynegy Board	the board of directors of Dynegy.

Dynegy Common Stock	the common stock, par value $0.01 per share, of Dynegy.

Dynegy Investor Rights Agreement	the investor rights agreement, dated as of February 8, 2017, by and between Dynegy and Terawatt, as amended on September 5, 2017.

Dynegy Stockholder Support Agreements	collectively, the Merger Support Agreement, dated as of October 29, 2017, by and between Vistra Energy and certain affiliates of Oaktree and the Merger Support Agreement, dated as of October 29, 2017, by and between Vistra Energy and Terawatt.

EFCH	Energy Future Competitive Holdings Company LLC, a direct, wholly owned subsidiary of EFH Corp. and, prior to the Plan Effective Date, the indirect parent of the TCEH Debtors, depending on context.

EFH Corp.	Energy Future Holdings Corp. and/or its subsidiaries, depending on context, whose major subsidiaries include Oncor and, prior to the Plan Effective Date, included the TCEH Debtors and the Contributed EFH Debtors.

EFH Debtors	EFH Corp. and its subsidiaries that are Debtors in the Chapter 11 Cases, including EFIH and EFIH Finance Inc., but excluding the TCEH Debtors and the Contributed EFH Debtors.

EFH Shared Services Debtors	collectively: (a) EFH Corporate Services; (b) Dallas Power and Light Company, Inc.; (c) EFH CG Holdings Company LP; (d) EFH CG Management Company LLC; (e) Lone Star Energy Company, Inc.; (f) Lone Star Pipeline Company, Inc.; (g) Southwestern Electric Service Company, Inc.; (h) Texas Electric Service Company, Inc.; (i) Texas Energy Industries Company, Inc.; (j) Texas Power and Light Company, Inc.; (k) Texas Utilities Company, Inc.; (l) Texas Utilities Electric Company, Inc.; and (m) TXU Electric Company, Inc.

EFIH	Energy Future Intermediate Holding Company LLC, a direct, wholly owned subsidiary of EFH Corp. and the direct parent of Oncor Holdings.

Emergence	emergence of the TCEH Debtors and the Contributed EFH Debtors from the Chapter 11 Cases as subsidiaries of a newly formed company, Vistra Energy, on the Plan Effective Date.

EPA	U.S. Environmental Protection Agency.

ERCOT	Electric Reliability Council of Texas, Inc., the ISO and the regional coordinator of various electricity systems within Texas.

Exchange Ratio	0.652 validly issued, fully paid and nonassessable shares of Vistra Energy Common Stock per share of Dynegy Common Stock.

Exchange Act	Securities Exchange Act of 1934, as amended.

Federal and State Income Tax Allocation Agreements	prior to the Plan Effective Date, EFH Corp. and certain of its subsidiaries (including EFCH, EFIH and TCEH, but not including Oncor Holdings and Oncor) were parties to a Federal and State Income Tax Allocation Agreement, executed in May 2012 but effective as of January 2010. The Agreement was rejected by the TCEH Debtors and the Contributed EFH Debtors on the Plan Effective Date.

FERC	U.S. Federal Energy Regulatory Commission.

Form S-1 Registration Statement	Vistra Energy’s Registration Statement on Form S-1 (File No. 333-215288), filed with the SEC to register for resale the shares of Vistra Energy Common Stock held by certain significant stockholders, pursuant to the registration rights agreement entered into in connection with the Plan.

GAAP	generally accepted accounting principles.

GHG	greenhouse gas.

GSENA	GDF SUEZ Energy North America, Inc.

GSENA Thermal Assets	carved-out assets of GSENA that Dynegy acquired on February 7, 2017 pursuant to the Delta Transaction.

GW	gigawatt.

GWh	gigawatt-hours.

HSR Act	Hart-Scott-Rodino Antitrust Improvements Act of 1976.

IPH	IPH, LLC.

IPP	independent power producer.

IRS	U.S. Internal Revenue Service.

ISO	independent system operator.

ISO-NE	Independent System Operator New England.

LIBOR	London Interbank Offered Rate, an interest rate at which banks can borrow funds, in marketable size, from other banks in the London interbank market.

load	demand to electricity.

Luminant	certain subsidiaries of Vistra Energy engaged in competitive market activities consisting of electricity generation and wholesale energy sales and purchases as well as commodity risk management, all largely in Texas.

market heat rate	heat rate is a measure of the efficiency of converting a fuel source to electricity. Market heat rate is the implied relationship between wholesale electricity prices and natural gas prices and is calculated by dividing the wholesale market price of electricity, which is based on the price offer of the marginal supplier in ERCOT (generally natural gas plants), by the market price of natural gas.

Merger	the proposed merger of Dynegy with and into Vistra Energy, with Vistra Energy as the surviving corporation.

Merger Agreement	the Agreement and Plan of Merger, dated as of October 29, 2017, by and between Vistra Energy and Dynegy, as it may be amended or modified from time to time, a copy of which is attached as Exhibit 2.1 to Dynegy’s Current Report on Form 8-K filed with the SEC on October 30, 2017.

Merger Proposal	the proposal by each of Vistra Energy and Dynegy to adopt the Merger Agreement.

MMBtu	million British thermal units.

MW	megawatts.

MWh	megawatt-hours.

NERC	North American Electricity Reliability Corporation.

NOx	nitrogen oxide.

NYMEX	New York Mercantile Exchange, a commodity derivatives exchange.

NYPSC	New York Public Service Commission.

NYSE	New York Stock Exchange.

NRC	U.S. Nuclear Regulatory Commission.

Oaktree Entities	collectively, certain affiliates of Oaktree Capital Management, L.P.

Oncor

Oncor Electric Delivery Company LLC, a direct, majority-owned subsidiary of Oncor

Holdings and an indirect subsidiary of EFH Corp., that is engaged in regulated electricity transmission and distribution activities.

Oncor Holdings	Oncor Electric Delivery Holdings Company LLC, a direct, wholly owned subsidiary of EFIH and the direct majority owner of Oncor, and/or its subsidiaries, depending on context.

ORDC	Operating Reserve Demand Curve, pursuant to which wholesale electricity prices in the ERCOT real-time market increase automatically as available operating reserves decrease below defined threshold levels.

Proposed Stock Issuance	the proposed issuance of Vistra Energy Common Stock to holders of Dynegy Common Stock, in connection with the Merger, as contemplated by the Merger Agreement.

PJM	PJM Interconnection, LLC.

Plan Effective Date	October 3, 2016, the date the TCEH Debtors and the Contributed EFH Debtors completed their reorganization under the Bankruptcy Code and emerged from the Chapter 11 Cases.

Plan of Reorganization or Plan	Third Amended Joint Plan of Reorganization filed by the Debtors in August 2016 and confirmed by the Bankruptcy Court in August 2016 solely with respect to the TCEH Debtors and the Contributed EFH Debtors.

PPAs	power purchase agreements.

PrefCo	Vistra Preferred Inc.

PrefCo Preferred Stock Sale	as part of the Spin-Off, the contribution of certain of the assets of the Predecessor and its subsidiaries by a subsidiary of TEX Energy LLC to PrefCo in exchange for all of PrefCo’s authorized preferred stock, consisting of 70,000 shares, par value $0.01 per share.

PUCT	Public Utility Commission of Texas.

PURA	Public Utility Regulatory Act.

RCT	Railroad Commission of Texas, which has oversight of lignite mining activity in Texas, among other things.

REP	retail electric provider.

RSU	restricted stock units.

S&P	Standard & Poor’s Ratings (a credit rating agency).

SEC	U.S. Securities and Exchange Commission.

Securities Act	Securities Act of 1933, as amended.

SG&A	selling, general and administrative.

Settlement Agreement	Amended and Restated Settlement Agreement among the Debtors, the Sponsor Group, settling TCEH first lien creditors, settling TCEH second lien creditors, settling TCEH unsecured creditors and the official committee of unsecured creditors of TCEH (collectively, the Settling Parties), approved by the Bankruptcy Court in December 2015.

SO2	sulfur dioxide.

Spin-Off	the tax-free spin-off from EFH Corp. executed pursuant to the Plan of Reorganization on the Plan Effective Date by the TCEH Debtors and the Contributed EFH Debtors.

Sponsor Group	collectively, certain investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P., TPG Global, LLC (together with its affiliates, TPG) and GS Capital Partners, an affiliate of Goldman, Sachs & Co., that have an ownership interest in Texas Energy Future Holdings Limited Partnership, a limited partnership controlled by the Sponsor Group, that owns substantially all of the common stock of EFH Corp.

Tax Matters Agreement	Tax Matters Agreement, dated as of the Plan Effective Date, by and among EFH Corp., EFIH, EFIH Finance Inc. and EFH Merger Co. LLC.

Tax Receivable Agreement	Tax Receivable Agreement, containing certain rights (TRA Rights) to receive payments from Vistra Energy related to certain tax benefits, including those it realized as a result of certain transactions entered into at Emergence.

TCEH or Predecessor	Texas Competitive Electric Holdings Company LLC, a direct, wholly owned subsidiary of EFCH, and, prior to the Plan Effective Date, the parent company of the TCEH Debtors, depending on context, that were engaged in electricity generation and wholesale and retail energy market activities, and whose major subsidiaries included Luminant and TXU Energy.

TCEH Debtors	the subsidiaries of TCEH that were Debtors in the Chapter 11 Cases.

TCEH Senior Secured Facilities	collectively, the TCEH First Lien Term Loan Facilities, TCEH First Lien Revolving Credit Facility and TCEH First Lien Letter of Credit Facility with a total principal amount of $22.616 billion. The claims arising under these facilities were discharged in the Chapter 11 Cases on the Plan Effective Date pursuant to the Plan of Reorganization.

TCEQ	Texas Commission on Environmental Quality.

Terawatt	Terawatt Holdings, LP, a Delaware limited partnership affiliated with Energy Capital Partners III, LLC.

TRA Payment	an amount payable in accordance with the Tax Receivable Agreement.

TWh	terawatt-hours.

TXU Energy	TXU Energy Retail Company LLC, a direct, wholly owned subsidiary of Vistra Energy that is a REP in competitive areas of ERCOT and is engaged in the retail sale of electricity to residential and business customers.

U.S. or United States	United States of America.

Vistra Energy or Successor	Vistra Energy Corp., formerly known as TCEH Corp., and/or its subsidiaries, depending on context. On the Plan Effective Date, the TCEH Debtors and the Contributed EFH Debtors emerged from Chapter 11 and became subsidiaries of Vistra Energy Corp.

Vistra Energy Board	the board of directors of Vistra Energy.

Vistra Energy Common Stock	the common stock, par value $0.01 per share, of Vistra Energy.

Vistra Energy Stockholder Support Agreement	the Merger Support Agreement, dated as of October 29, 2017, by and between Dynegy, the Apollo Entities, the Brookfield Entities and the Oaktree Entities, as it may be amended or modified from time to time, attached as Exhibit 10.1 to Dynegy’s Current Report on Form 8-K, filed with the SEC on October 30, 2017.

Vistra Operations Credit Facilities	Vistra Operations Company LLC’s $5.360 billion senior secured financing facilities.

VOLL	value of lost load.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information presented in this report and the attached exhibits includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Vistra Energy and Dynegy operate and beliefs of and assumptions made by Vistra Energy’s management and Dynegy’s management, involve risks and uncertainties, which are difficult to predict and are not guarantees of future performances, that could significantly affect the financial results of Vistra Energy or Dynegy or the combined company. All statements, other than statements of historical facts, are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as “may,” “might”, “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “shall,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would,” “guidance,” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. Readers are cautioned not to place undue reliance on forward-looking statements. Although Vistra Energy and Dynegy believe that in making any such forward-looking statement, Vistra Energy’s and Dynegy’s expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and risks that could cause results to differ materially from those projected in or implied by any such forward-looking statement, including but not limited to:

•	the ability to obtain the required stockholder approvals to consummate the Merger and the issuance of the issuance of the Vistra Energy Common Stock;

•	the timing of, and the conditions imposed by, regulatory approvals required for the Merger, as described in Dynegy’s Current Report on Form 8-K filed with the SEC on October 30, 2017;

•	the satisfaction or waiver of other conditions in the Merger Agreement;

•	the risk that the Merger or the other transactions contemplated by the Merger Agreement may not be completed in the time frame expected by the parties or at all;

•	changes in the trading prices of Vistra Energy’s and Dynegy’s Common Stock;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and that a termination under certain circumstances could require Vistra Energy to pay Dynegy or Dynegy to pay Vistra Energy a termination fee and/or expense amount, as described in Dynegy’s Current Report on Form 8-K filed with the SEC on October 30, 2017;

•	the risk that the pendency of the Merger could adversely affect Vistra Energy’s and Dynegy’s respective businesses and operations, including on Vistra Energy’s and Dynegy’s relationships with their respective customers and their operating results and businesses generally (including the diversion of management time on transaction-related issues);

•	the ability of the combined company to successfully integrate Vistra Energy’s business and Dynegy’s business and realize the anticipated cost savings, operational efficiencies and other expected benefits of the Merger on the anticipated timeframe or at all;

•	the outcome of current and future litigation, including any legal proceedings that may be instituted against Vistra Energy, Dynegy or others related to the Merger;

•	events or circumstances that undermine confidence in the financial markets or otherwise have a broad impact on financial markets, such as the sudden instability or collapse of large financial institutions or other significant corporations, terrorist attacks, natural or man-made disasters, or threatened or actual armed conflicts;

•	risks related to indebtedness, including unanticipated increases in financing and other costs and concentration of credit risks;

•	the availability, terms and ability to effectively deploy short-term and long-term capital;

•	changes in business and growth strategies;

•	the dependence on third parties for key services and the ability to hire and retain highly skilled managerial, investment, financial and operational personnel;

•	performance of information technology systems;

•	the adequacy of cash reserves and working capital;

•	financial and operating covenants contained in credit facilities, indentures and other financing arrangements that could restrict the business and investment activities;

•	effects of derivative and hedging transactions;

•	actions and initiatives of the U.S., state and municipal governments and changes to governments’ policies that impact the economy generally and, more specifically, the energy market;

•	changes in governmental regulations, tax laws and rates, and similar matters and increases in insurance costs;

•	actions of ratings agencies, including with respect to the Merger;

•	regulatory proceedings or inquiries; and

•	those additional risks and factors discussed in reports filed with the SEC by Vistra Energy and Dynegy from time to time, including (a) the uncertainties and risks discussed in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in Vistra Energy’s prospectus filed with the SEC pursuant to its Form S-1 Registration Statement under Rule 424(b) of the Securities Act on May 9, 2017 (as supplemented), and (b) the uncertainties and risks discussed in the sections entitled “Risk Factors” and “Forward-Looking Statements” in Dynegy’s annual report on Form 10-K for the fiscal year ended December 31, 2016 (the “Dynegy 2016 Form 10-K”).

Any forward-looking statement speaks only at the date on which it is made, and except as may be required by law, neither Vistra Energy nor Dynegy undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of them; nor can Vistra Energy or Dynegy assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

RISK FACTORS

Vistra Energy, Dynegy and the combined company face significant risks. In addition to other information included elsewhere in this report, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements,” investors should carefully consider the following risk factors in deciding whether to invest in Dynegy Common Stock or other Dynegy securities. Investors should also read and consider the other information in this report and the other documents Dynegy files with the SEC.

Risks Related to the Merger

The Merger is subject to a number of conditions which, if not satisfied or waived in a timely manner, would delay the Merger or adversely impact the ability of Vistra Energy and Dynegy to complete the Merger on the terms set forth in the Merger Agreement or at all.

The completion of the Merger is subject to the satisfaction or waiver of a number of conditions. For example, before the Merger may be completed, both Vistra Energy stockholders and Dynegy stockholders must approve the Merger Proposal. In addition, various filings must be made with the FERC and certain other regulatory, antitrust and other authorities in the United States, including the PUCT, the NYPSC, the U.S. Department of Justice (“DOJ”) and the Federal Trade Commission (“FTC”). These governmental authorities may impose conditions on the completion, or require changes to the terms, of the Merger, including restrictions or conditions on the business, operations or financial performance of the combined company following completion of the Merger. These conditions or changes, including potential litigation brought in connection with the Merger, could have the effect of delaying completion of the Merger or imposing additional costs on or limiting the revenues of the combined company following the Merger, or could cause the combined company not to realize the anticipated benefits of the Merger, any of which could have a material adverse effect on the financial condition, results of operations and cash flows of the combined company and/or cause either Dynegy or Vistra Energy to abandon the Merger. These conditions or changes could also have the effect of causing the Merger to be consummated on terms different than those contemplated by the Merger Agreement or causing the Merger to fail to be consummated.

If Vistra Energy and Dynegy are unable to complete the Merger, they still will incur and will remain liable for significant transaction costs, including legal, accounting, filing, printing and other costs relating to the Merger. Also, depending upon the reasons for not completing the Merger, Vistra Energy may be required to pay Dynegy a termination fee of $100 million or reimburse its expenses up to $22 million, or Dynegy may be required to pay Vistra Energy a termination fee of $87 million or reimburse its expenses up to $22 million. For more information on the termination fees and/or expenses potentially payable by Vistra Energy and Dynegy, see Dynegy’s Current Report on Form 8-K filed with the SEC on October 30, 2017. If such a termination fee is payable, the payment of this fee could have a material adverse effect on the financial condition, results of operations and cash flows of Vistra Energy or Dynegy, as applicable.

Failure to consummate the Merger as currently contemplated or at all could adversely affect the price of Dynegy Common Stock and the future business and financial results of Vistra Energy or Dynegy.

The completion of the Merger is subject to the satisfaction or waiver of a number of conditions. Vistra Energy and Dynegy cannot guarantee when or if these conditions will be satisfied or that the Merger will be successfully completed. If the Merger is not consummated, or is consummated on different terms than as contemplated by the Merger Agreement, Vistra Energy and Dynegy could be adversely affected and subject to a variety of risks associated with the failure to consummate the Merger, or to consummate the Merger as contemplated by the Merger Agreement, including:

•	Vistra Energy stockholders and Dynegy stockholders may be prevented from realizing the anticipated potential benefits of the Merger;

•	the market price of Dynegy Common Stock could decline significantly;

•	reputational harm due to the adverse public perception of any failure to successfully complete the Merger;

•	under certain circumstances, Vistra Energy may be required to pay Dynegy a termination fee of up to $100 million or reimburse its expenses up to $22 million, or Dynegy may be required to pay Vistra Energy a termination fee of up to $87 million or reimburse its expenses up to $22 million; and

•	the attention of Vistra Energy’s and Dynegy’s management and employees may be diverted from their day-to-day business and operational matters and Vistra Energy’s and Dynegy’s relationships with their customers and suppliers may be disrupted as a result of efforts relating to attempting to consummate the Merger.

Any delay in the consummation of the Merger, any uncertainty about the consummation of the Merger on terms other than those contemplated by the Merger Agreement and any failure to consummate the Merger could adversely affect the business, financial results and stock price of Vistra Energy and/or Dynegy.

Vistra Energy and Dynegy will be subject to business uncertainties and contractual restrictions while the Merger is pending that could adversely affect their financial results.

Uncertainty about the effect of the Merger on employees, customers and suppliers may have an adverse effect on Vistra Energy’s and/or Dynegy’s business. These uncertainties may impair each company’s ability to attract, retain and motivate key personnel until the Merger is completed and for a period of time thereafter, and could cause customers, suppliers and others that deal with Vistra Energy and/or Dynegy to seek to change existing business relationships.

If, despite Vistra Energy’s and Dynegy’s retention and recruiting efforts, key employees depart or prospective employees fail to accept employment with them for any reason, including because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company, the operations and financial results of Vistra Energy and/or Dynegy could be affected.

The pursuit of the Merger and the preparation for the integration of Dynegy into Vistra Energy may place a significant burden on management and internal resources. The diversion of management attention away from ongoing business concerns and any difficulties encountered in the transition and integration process could affect the business, and financial condition, results of operations and cash flows of Vistra Energy and/or Dynegy.

In addition, Vistra Energy and Dynegy are restricted under the Merger Agreement, without obtaining the other party’s consent, from taking certain other specified actions until the Merger occurs or the Merger Agreement terminates. These restrictions may prevent Vistra Energy and Dynegy from pursuing otherwise attractive business opportunities and making other changes to their businesses prior to completion of the Merger or termination of the Merger Agreement.

Because the market prices of shares of Dynegy Common Stock will fluctuate and the Exchange Ratio is fixed, the market value of the merger consideration at the date of the closing may vary significantly from the date the Merger Agreement was executed and the dates of Vistra Energy’s special meeting and Dynegy’s special meeting.

Upon completion of the Merger, subject to certain exceptions, each outstanding share of Dynegy Common Stock will be converted into the right to receive 0.652 of a share of Vistra Energy common stock. The number of shares of Vistra Energy Common Stock to be issued pursuant to the Merger Agreement for each share of Dynegy Common Stock is fixed and will not change to reflect changes in the market price of Vistra Energy

Common Stock or Dynegy Common Stock. Because the Exchange Ratio is fixed, the market value of the Vistra Energy Common Stock issued in connection with the Merger and/or the Dynegy Common Stock surrendered in connection with the Merger may be significantly higher or lower than the values of those shares on the date the Merger Agreement was signed, the dates of Vistra Energy’s special meeting and Dynegy’s special meeting to consider the Merger Proposal or other earlier dates. Stock price changes may result from market assessment of the likelihood that the Merger will be completed, changes in the business, operations or prospects of Vistra Energy or Dynegy prior to or following the Merger, litigation or regulatory considerations, general business, market, industry or economic conditions and other factors both within and beyond the control of Vistra Energy and Dynegy. Neither Vistra Energy nor Dynegy is permitted to terminate the Merger Agreement because of changes in the market price of either company’s common stock.

The Merger Agreement contains provisions that limit the ability of Vistra Energy and Dynegy to pursue alternatives to the Merger, which could discourage a potential competing acquirer of Vistra Energy or Dynegy from making a favorable alternative transaction proposal and, in certain circumstances, could require Vistra Energy to pay a termination fee to Dynegy or Dynegy to a pay a termination fee to Vistra Energy.

Under the Merger Agreement, Vistra Energy and Dynegy are restricted from entering into alternative transactions to the Merger. Unless and until the Merger Agreement is terminated, subject to specified exceptions, Vistra Energy and Dynegy are restricted from soliciting, initiating, seeking or knowingly encouraging or facilitating, or engaging in any discussions or negotiations with any person regarding, any alternative proposal or any inquiry, proposal or indication of interest that would reasonably be expected to lead to an alternative proposal. While the Dynegy Board is permitted to change its recommendation to stockholders prior to the applicable special meeting under certain circumstances, namely if Dynegy is in receipt of an unsolicited superior proposal or a certain unforeseeable, material intervening event has occurred, before the Dynegy Board changes its recommendation to stockholders in such circumstances, Dynegy must, if requested by Vistra Energy, negotiate with Vistra Energy regarding potential amendments to the Merger Agreement. Dynegy may terminate the Merger Agreement and enter into an agreement with respect to an unsolicited superior proposal only if specified conditions have been satisfied, including compliance with the provisions of the Merger Agreement restricting solicitation of alternative proposals and requiring payment of a termination fee in certain circumstances. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Dynegy from considering or proposing such an acquisition, even if such third party were prepared to pay consideration with a higher per share cash or market value than the market value proposed to be received or realized in the Merger, or could result in a potential competing acquirer proposing to pay a lower price than it would otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances. As a result of these restrictions, Dynegy may not be able to enter into an agreement with respect to a more favorable alternative transaction without incurring potentially significant liabilities in respect of the Merger.

If the Merger Agreement is terminated because the Dynegy Board changes its recommendation to stockholders or Dynegy enters into a definitive agreement for an unsolicited superior proposal, Dynegy will be required to pay Vistra Energy a termination fee of $87 million. For more information on the termination fees and/or expenses potentially payable by Vistra Energy and Dynegy, see Dynegy’s Current Report on Form 8-K filed with the SEC on October 30, 2017. If such a termination fee is payable, the payment of this fee could have a material adverse effect on the financial condition, results of operations and cash flows of Dynegy, as applicable.

Holders of Dynegy Common Stock will have a reduced ownership and voting interest in the combined company after the Merger and will exercise less influence over management of the combined company.

Upon completion of the Merger, former holders of Dynegy Common Stock are expected to own 21% of the combined company’s fully diluted equity, with continuing holders of Vistra Energy Common Stock owning 79% of the combined company’s fully diluted equity. Stockholders of Dynegy currently have the right to vote for the Dynegy Board and on other matters affecting Dynegy. When the Merger occurs, each Dynegy stockholder will receive 0.652 shares of Vistra Energy Common Stock per share of Dynegy Common Stock, resulting in a percentage ownership of the combined company that is smaller than the Dynegy stockholders’ percentage ownership of Dynegy prior to the Merger. As a result of these reduced ownership percentages, current stockholders of Dynegy may have less influence on the management and policies of the combined company than they now have with respect to Dynegy, respectively, on a standalone basis.

The Merger will result in changes to the board of directors that may affect the strategy and operations of the combined company.

In connection with the consummation of the Merger, the board of directors of the combined company will be expanded to consist of eleven members, which is expected to be comprised of all eight members of the board of directors of Vistra Energy and three members from the Dynegy Board (provided such directors are willing to serve on the board of the combined company). This new composition of the board of directors may affect the combined company’s business strategy and operating decisions following the completion of the Merger.

If the Merger is not consummated by the End Date, Vistra Energy or Dynegy may terminate the Merger Agreement in certain circumstances.

Either Vistra Energy or Dynegy may terminate the Merger Agreement under certain circumstances, including, if the Merger has not been consummated by April 29, 2019, unless this deadline is extended pursuant to the terms of the Merger Agreement. However, this termination right will not be available to a party if that party failed to perform or comply in all material respects with its obligations under the Merger Agreement and that failure was the principal cause of the failure to consummate the Merger by such date.

An adverse judgment in any litigation challenging the Merger may prevent the Merger from becoming effective or from becoming effective within the expected timeframe.

It is possible that Vistra Energy stockholders or Dynegy stockholders may file lawsuits challenging the Merger or the other transactions contemplated by the Merger Agreement, which may name Vistra Energy, the Vistra Energy Board, Dynegy and/or the Dynegy Board as defendants. The outcome of such lawsuits cannot be assured, including the amount of costs associated with defending these claims or any other liabilities that may be incurred in connection with the litigation of these claims. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the Merger on the agreed-upon terms, such an injunction may delay the consummation of the Merger in the expected timeframe, or may prevent the Merger from being consummated altogether. Whether or not any plaintiff’s claim is successful, this type of litigation may result in significant costs and divert management’s attention and resources, which could adversely affect the operation of Vistra Energy’s and Dynegy’s business.

The unaudited pro forma condensed combined consolidated financial information included elsewhere in this report are not intended to be representative of the combined company’s results after the Merger, and accordingly, investors have limited financial information on which to evaluate the combined company following the Merger.

The unaudited pro forma condensed combined consolidated financial information included elsewhere in this report has been presented for informational purposes only and is not intended to be indicative of the financial position or results of operations that actually would have occurred had the Merger been completed as of the dates indicated, nor is it indicative of the future operating results or financial position of the combined company following the Merger. The unaudited pro forma condensed combined consolidated financial information does not reflect future events that may occur after the Merger. The unaudited pro forma condensed combined consolidated financial information presented elsewhere in this report is based in part on certain assumptions regarding the Merger that Dynegy believes are reasonable under the circumstances. Dynegy cannot assure investors that the assumptions will prove to be accurate over time.

Following the Merger, the combined company may be unable to integrate Vistra Energy’s business and Dynegy’s business successfully and realize the anticipated synergies and other expected benefits of the Merger on the anticipated timeframe or at all.

The Merger involves the combination of two companies that currently operate as independent public companies. The combined company expects to benefit from certain cost savings and operating efficiencies, some of which will take time to realize. The combined company will be required to devote significant management attention and resources to the integration of Vistra Energy’s and Dynegy’s business practices and operations. The potential difficulties the combined company may encounter in the integration process include the following:

•	the inability to successfully combine Vistra Energy’s and Dynegy’s businesses in a manner that permits the combined company to achieve the cost savings anticipated to result from the Merger, which would result in the anticipated benefits of the Merger not being realized in the timeframe currently anticipated or at all;

•	the complexities associated with integrating personnel from the two companies;

•	the complexities of combining two companies with different histories, geographic footprints and asset mixes;

•	the complexities in combining two companies with separate technology systems;

•	potential unknown liabilities and unforeseen increased expenses, delays or conditions associated with the Merger;

•	failure to perform by third-party service providers who provide key services for the combined company; and

•	performance shortfalls as a result of the diversion of management’s attention caused by completing the Merger and integrating the companies’ operations.

For all these reasons, investors should be aware that it is possible that the integration process could result in the distraction of the combined company’s management, the disruption of the combined company’s ongoing business or inconsistencies in its operations, services, standards, controls, policies and procedures, any of which could adversely affect the combined company’s ability to maintain relationships with operators, vendors and employees, to achieve the anticipated benefits of the Merger, or could otherwise materially and adversely affect its business and financial results.

The Merger will combine two companies that are currently affected by developments in the electric utility industry, including changes in regulation and increased competition. A failure to adapt to the changing regulatory environment after the Merger could adversely affect the stability of the combined company’s earnings and could result in the erosion of its market positions, revenues and profits.

Because Vistra Energy, Dynegy and their respective subsidiaries are regulated in the U.S. at the federal level and in several states, the two companies have been and will continue to be affected by legislative and regulatory developments. After the Merger, the combined company and/or its subsidiaries will be subject in the U.S. to extensive federal regulation as well as to state regulation in the states in which the combined company will operate. The costs and burdens associated with complying with these regulatory jurisdictions may have a material adverse effect on the combined company. Moreover, potential legislative changes, regulatory changes or otherwise may create greater risks to the stability of the combined company’s earnings generally. If the combined company is not responsive to these changes, it could suffer erosion in market position, revenues and profits as competitors gain access to its service territories.

The shares of Vistra Energy Common Stock to be received by Dynegy stockholders as a result of the Merger will have different rights from the shares of Dynegy Common Stock.

Upon completion of the Merger, Dynegy stockholders will become Vistra Energy stockholders and their rights as stockholders will be governed by Vistra Energy’s certificate of incorporation and bylaws. Certain of the rights associated with Vistra Energy Common Stock are different from the rights associated with Dynegy Common Stock. Please see “Comparison of Rights of Vistra Energy Stockholders and Dynegy Stockholders” for a discussion of the different rights associated with Vistra Energy Common Stock.

The combined company will have a significant amount of indebtedness. As a result, it may be more difficult for the combined company to pay or refinance its debts or take other actions, and the combined company may need to divert its cash flow from operations to debt service payments.

The combined company will have substantial indebtedness following completion of the Merger. In addition, subject to the limits contained in the documents governing such indebtedness, the combined company may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If the combined company does so, the risks related to its high level of debt could intensify. The amount of such indebtedness could have material adverse consequences for the combined company, including:

•	hindering its ability to adjust to changing market, industry or economic conditions;

•	limiting its ability to access the capital markets to raise additional equity or refinance maturing debt on favorable terms or to fund future working capital, capital expenditures, acquisitions or emerging businesses or other general corporate purposes;

•	limiting the amount of free cash flow available for future operations, acquisitions, dividends, stock repurchases or other uses;

•	making it more vulnerable to economic or industry downturns, including interest rate increases; and

•	placing it at a competitive disadvantage compared to less leveraged competitors.

Moreover, to respond to competitive challenges, the combined company may be required to raise substantial additional capital to execute its business strategy. The combined company’s ability to arrange additional financing will depend on, among other factors, its financial position and performance, as well as prevailing market conditions and other factors beyond its control. Even if the combined company is able to obtain additional financing, its credit ratings could be adversely affected, which could raise its borrowing costs and limit its future access to capital and its ability to satisfy its obligations under its indebtedness.

The terms of the credit agreements governing the combined company’s two separate credit facilities will restrict its current and future operations, particularly the combined company’s ability to respond to changes or to take certain actions.

The combined company is expected to operate under two separate credit facilities, each with its own set of restrictive covenants. These restrictive covenants may limit the combined company’s ability to engage in acts that may be in the combined company’s long-term best interest, including restrictions on its ability to enter into intercompany business and financial transactions and arrangements, and therefore may prevent the combined company from fully realizing the potential benefits of the Merger. Additionally, the combined company’s ability to comply with the financial and other covenants contained in its debt instruments may be affected by changes in economic or business conditions or other events beyond its control.

A breach of the covenants and restrictions under the credit agreements governing the combined company’s credit facilities could result in an event of default under the applicable indebtedness. If the combined company experiences such a default, it may be required to take actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing all or part of its existing debt, or seeking additional equity capital. The combined company may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow the combined company to meet its scheduled debt service obligations. As a result of these restrictions, the combined company may be:

•	limited in how it conducts its business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or take advantage of new business opportunities.

These restrictions may affect the combined company’s ability to grow in accordance with its strategy. In addition, the combined company’s financial results, its substantial indebtedness and credit ratings could adversely affect the availability and terms of its financing.

The combined company is expected to incur substantial expenses related to the Merger and the integration of Vistra Energy and Dynegy.

The combined company is expected to incur substantial expenses in connection with the Merger and the integration of Vistra Energy and Dynegy. There are a large number of processes, policies, procedures, operations, technologies and systems at each company that must be integrated, including purchasing, accounting and finance, sales, payroll, pricing, revenue management, commercial operations, risk management, marketing and employee benefits. While Vistra Energy and Dynegy have assumed that a certain level of expenses would be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration expenses.

Moreover, many of the expenses that will be incurred are, by their nature, difficult to estimate accurately. These expenses could, particularly in the near term, exceed the savings that the combined company expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings. These integration expenses likely will result in the combined company taking significant charges against earnings following the completion of the Merger, and the amount and timing of such charges are uncertain at present.

Risks Related to Vistra Energy

Vistra Energy’s revenues, results of operations and operating cash flows generally are negatively impacted by decreases in market prices for electricity.

Vistra Energy is not guaranteed any rate of return on capital investments in its businesses. Vistra Energy conducts integrated power generation and retail electricity activities, focusing on power generation, wholesale electricity sales and purchases, retail sales of electricity and services to end users and commodity risk management. Its wholesale and retail businesses are to some extent countercyclical in nature, particularly for the wholesale power and ancillary services supplied to the retail business. However, Vistra Energy does have a wholesale power position that exceeds the overall load requirements of its retail business and is subject to wholesale power price moves. As a result, Vistra Energy’s revenues, results of operations and operating cash flows depend in large part upon wholesale market prices for electricity, natural gas, uranium, lignite, coal, fuel and transportation in its regional market and other competitive markets and upon prevailing retail electricity rates, which may be impacted by, among other things, actions of regulatory authorities. Market prices may fluctuate substantially over relatively short periods of time. Demand for electricity can fluctuate dramatically, creating periods of substantial under- or over-supply. Over-supply can also occur as a result of the construction of new power plants, as Vistra Energy has observed in recent years. During periods of over-supply, electricity prices might be depressed. Also, at times there may be political pressure, or pressure from regulatory authorities with jurisdiction over wholesale and retail energy commodity and transportation rates, to impose price limitations, bidding rules and other mechanisms to address volatility and other issues in these markets.

Some of the fuel for Vistra Energy’s generation facilities is purchased under short-term contracts. Fuel costs (including diesel, natural gas, lignite, coal and nuclear fuel) may be volatile, and the wholesale price for electricity may not change at the same rate as changes in fuel costs. In addition, it purchases and sells natural gas and other energy related commodities, and volatility in these markets may affect costs incurred in meeting obligations.

Volatility in market prices for fuel and electricity may result from, among other factors:

•	volatility in natural gas prices;

•	volatility in ERCOT market heat rates;

•	volatility in coal and rail transportation prices;

•	volatility in nuclear fuel and related enrichment and conversion services;

•	severe or unexpected weather conditions, including drought and limitations on access to water;

•	seasonality;

•	changes in electricity and fuel usage resulting from conservation efforts, changes in technology or other factors;

•	illiquidity in the wholesale electricity or other commodity markets;

•	transmission or transportation disruptions, constraints, inoperability or inefficiencies;

•	availability of competitively priced alternative energy sources or storage;

•	changes in market structure and liquidity;

•	changes in the manner in which Vistra Energy operates its facilities, including curtailed operation due to market pricing, environmental, safety or other factors;

•	changes in generation efficiency;

•	outages or otherwise reduced output from its generation facilities or those of its competitors;

•	the addition of new electric capacity, including the construction of new power plants;

•	its creditworthiness and liquidity and the willingness of fuel suppliers and transporters to do business with it;

•	changes in the credit risk or payment practices of market participants;

•	changes in production and storage levels of natural gas, lignite, coal, uranium, diesel and other refined products;

•	natural disasters, wars, sabotage, terrorist acts, embargoes and other catastrophic events; and

•	federal, state and local energy, environmental and other regulation and legislation.

All of Vistra Energy’s generation facilities are currently located in the ERCOT market, a market with limited interconnections to other markets. The price of electricity in the ERCOT market is typically set by natural gas-fueled generation facilities, with wholesale electricity prices generally tracking increases or decreases in the price of natural gas. A substantial portion of its supply volumes in 2016 and the nine months ended September 30, 2017 were produced by its nuclear-, lignite- and coal-fueled generation assets. Natural gas prices have generally trended downward since mid- 2008 (from $11.12 per MMBtu in mid-2008 to $3.17 per MMBtu for the average settled price for the nine months ended September 30, 2017). Furthermore, in recent years, natural gas supply has outpaced demand primarily as a result of development and expansion of hydraulic fracturing in natural gas extraction, and the supply/demand imbalance has resulted in historically low natural gas prices. Because Vistra Energy’s baseload generating units and a substantial portion of its load following generating units are nuclear-, lignite- and coal-fueled, Vistra Energy’s results of operations and operating cash flows have been negatively impacted by the effect of low natural gas prices on wholesale electricity prices without a significant decrease in its operating cost inputs. Various industry experts expect this supply/demand imbalance to persist for a number of years, thereby depressing natural gas prices for a long-term period. As a result, the financial results from, and the value of, Vistra Energy’s generation assets could remain depressed or could materially decrease in the future unless natural gas prices rebound materially.

Wholesale electricity prices also track ERCOT market heat rates, which can be affected by a number of factors, including generation availability and the efficiency of the marginal supplier (generally natural gas-fueled generation facilities) in generating electricity. Vistra Energy’s market heat rate exposure is impacted by changes in the availability of generating resources, such as additions and retirements of generation facilities, and the mix of generation assets in ERCOT. For example, increasing renewable (wind and solar) generation capacity generally depresses market heat rates. Additionally, construction of more efficient generation capacity also depresses market heat rates. Decreases in market heat rates decrease the value of all of Vistra Energy’s generation assets because lower market heat rates generally result in lower wholesale electricity prices. Even though market heat rates have generally increased over the past several years, wholesale electricity prices have declined due to the greater effect of falling natural gas prices. As a result, the financial results from, and the value of, Vistra Energy’s nuclear-, lignite- and coal-fueled generation assets could significantly decrease in profitability and value and its financial condition and results of operations may be negatively impacted if ERCOT market heat rates decline.

Vistra Energy recently announced the retirement of its Big Brown, Sandow and Monticello units. A sustained decrease in the financial results from, or the value of, Vistra Energy’s generation units ultimately could result in the retirement or idling of certain other generation units. In recent years, Vistra Energy has operated certain of its lignite- and coal-fueled generation assets only during parts of the year that have higher electricity demand and, therefore, higher related wholesale electricity prices.

Vistra Energy’s assets or positions cannot be fully hedged against changes in commodity prices and market heat rates, and hedging transactions may not work as planned or hedge counterparties may default on their obligations.

Vistra Energy’s hedging activities do not fully protect it against the risks associated with changes in commodity prices, most notably electricity and natural gas prices, because of the expected useful life of its generation assets and the size of its position relative to the duration of available markets for various hedging activities. Generally, commodity markets that Vistra Energy participate in to hedge its exposure to ERCOT electricity prices and heat rates have limited liquidity after two to three years. Further, Vistra Energy’s ability to hedge its revenues by utilizing cross-commodity hedging strategies with natural gas hedging instruments is generally limited to a duration of four to five years. To the extent Vistra Energy has unhedged positions, fluctuating commodity prices and/or market heat rates can materially impact its results of operations, cash flows, liquidity and financial condition, either favorably or unfavorably.

To manage its financial exposure related to commodity price fluctuations, Vistra Energy routinely enters into contracts to hedge portions of purchase and sale commitments, fuel requirements and inventories of natural gas, lignite, coal, diesel fuel, uranium and refined products, and other commodities, within established risk management guidelines. As part of this strategy, Vistra Energy routinely utilizes fixed-price forward physical purchase and sale contracts, futures, financial swaps and option contracts traded in over-the-counter markets or on exchanges. Although Vistra Energy devotes a considerable amount of time and effort to the establishment of risk management procedures, as well as the ongoing review of the implementation of these procedures, the procedures in place may not always function as planned and cannot eliminate all the risks associated with these activities. For example, Vistra Energy hedges the expected needs of its wholesale and retail customers, but unexpected changes due to weather, natural disasters, consumer behavior, market constraints or other factors could cause it to purchase electricity to meet unexpected demand in periods of high wholesale market prices or resell excess electricity into the wholesale market in periods of low prices. As a result of these and other factors, risk management decisions may have a material adverse effect on Vistra Energy.

Based on economic and other considerations, Vistra Energy may not be able to, or it may decide not to, hedge the entire exposure of its operations from commodity price risk. To the extent Vistra Energy does not hedge against commodity price risk and applicable commodity prices change in ways adverse to it, Vistra Energy could be materially and adversely affected. To the extent Vistra Energy does hedge against commodity price risk, those hedges may ultimately prove to be ineffective.

With the tightening of credit markets that began in 2008 and the expansion of regulatory oversight through various financial reforms, there has been a decline in the number of market participants in the wholesale energy commodities markets, resulting in less liquidity, particularly in the ERCOT electricity market. Notably, participation by financial institutions and other intermediaries (including investment banks) in such markets has declined. Extended declines in market liquidity could adversely affect Vistra Energy’s ability to hedge its financial exposure to desired levels.

To the extent Vistra Energy engages in hedging and risk management activities, it is exposed to the credit risk that counterparties that owe it money, energy or other commodities as a result of these activities will not perform their obligations to Vistra Energy. Should the counterparties to these arrangements fail to perform, Vistra Energy could be forced to enter into alternative hedging arrangements or honor the underlying commitment at then-current market prices. In such event, Vistra Energy could incur losses or forgo expected gains in addition to amounts, if any, already paid to the counterparties. ERCOT market participants are also exposed to risks that another ERCOT market participant may default on its obligations to pay ERCOT for electricity or services taken, in which case such costs, to the extent not offset by posted security and other protections available to ERCOT, may be allocated to various non-defaulting ERCOT market participants, including Vistra Energy.

Vistra Energy’s results of operations and financial condition could be materially and adversely affected if energy market participants continue to construct additional generation facilities (i.e., new-build) in ERCOT despite relatively low power prices in ERCOT and such additional generation capacity results in a reduction in wholesale power prices.

Given the overall attractiveness of ERCOT and certain tax benefits associated with renewable energy, among other matters, energy market participants have continued to construct new generation facilities (i.e., new-build) in ERCOT despite relatively low wholesale power prices. If this market dynamic continues, Vistra Energy’s results of operations and financial condition could be materially and adversely affected if such additional generation capacity results in an over-supply of electricity in ERCOT that causes a reduction in wholesale power prices in ERCOT.

Vistra Energy’s liquidity needs could be difficult to satisfy, particularly during times of uncertainty in the financial markets or during times of significant fluctuation in commodity prices, and Vistra Energy may be unable to access capital on favorable terms or at all in the future, which could have a material adverse effect on Vistra Energy. Vistra Energy currently maintains non-investment grade credit ratings that could negatively affect its ability to access capital on favorable terms or result in higher collateral requirements, particularly if its credit ratings were to be downgraded in the future.

Vistra Energy’s businesses are capital intensive. In general, Vistra Energy relies on access to financial markets and credit facilities as a significant source of liquidity for its capital requirements and other obligations not satisfied by cash-on-hand or operating cash flows. The inability to raise capital or to access credit facilities, particularly on favorable terms, could adversely impact Vistra Energy’s liquidity and its ability to meet its obligations or sustain and grow its businesses and could increase capital costs and collateral requirements, any of which could have a material adverse effect on Vistra Energy.

Vistra Energy’s access to capital and the cost and other terms of acquiring capital are dependent upon, and could be adversely impacted by, various factors, including:

•	general economic and capital markets conditions, including changes in financial markets that reduce available liquidity or the ability to obtain or renew credit facilities on favorable terms or at all;

•	conditions and economic weakness in the ERCOT or general United States power markets;

•	regulatory developments;

•	changes in interest rates;

•	a deterioration, or perceived deterioration, of its creditworthiness, enterprise value or financial or operating results;

•	a reduction in Vistra Energy’s or its applicable subsidiaries’ credit ratings;

•	its level of indebtedness and compliance with covenants in its debt agreements;

•	a deterioration of the creditworthiness or bankruptcy of one or more lenders or counterparties under its credit facilities that affects the ability of such lender(s) to make loans to Vistra Energy;

•	security or collateral requirements;

•	general credit availability from banks or other lenders for Vistra Energy and its industry peers;

•	investor confidence in the industry and in Vistra Energy and the ERCOT wholesale electricity market;

•	volatility in commodity prices that increases credit requirements;

•	a material breakdown in its risk management procedures;

•	the occurrence of changes in its businesses;

•	disruptions, constraints, or inefficiencies in the continued reliable operation of its generation facilities; and

•	changes in or the operation of provisions of tax and regulatory laws.

In addition, Vistra Energy currently maintains non-investment grade credit ratings. As a result, Vistra Energy may not be able to access capital on terms (financial or otherwise) as favorable as companies that maintain investment grade credit ratings or Vistra Energy may be unable to access capital at all at times when the credit markets tighten. In addition, its non-investment grade credit ratings may result in counterparties requesting collateral support (including cash or letters of credit) in order to enter into transactions with Vistra Energy.

A downgrade in long-term debt ratings generally causes borrowing costs to increase and the potential pool of investors to shrink, and could trigger liquidity demands pursuant to contractual arrangements. Future transactions by Vistra Energy or any of its subsidiaries, including the issuance of additional debt, could result in a temporary or permanent downgrade in its credit ratings.

Certain of Vistra’s credit facilities impose restrictions on it and any failure to comply with these restrictions could have a material adverse effect on Vistra Energy.

The $5.360 billion senior secured financing facilities of Vistra Operations Company LLC, Vistra Energy’s wholly-owned subsidiary, referred to as the Vistra Operations Credit Facilities, contain restrictions that could adversely affect Vistra Energy by limiting its ability to plan for, or react to, market conditions or to meet its capital needs and could result in an event of default under the Vistra Operations Credit Facilities. The Vistra Operations Credit Facilities contain events of default customary for financings of this type. If Vistra Energy fails to comply with the covenants in the Vistra Operations Credit Facilities and is unable to obtain a waiver or amendment, or a default exists and is continuing, the lenders under such agreements could give notice and declare outstanding borrowings thereunder immediately due and payable. Any such acceleration of outstanding borrowings could have a material adverse effect on Vistra Energy.

Certain of Vistra Energy’s obligations are required to be secured by letters of credit or cash, which increase its costs. If Vistra Energy is unable to provide such security, it may restrict its ability to conduct its business, which could have a material adverse effect on Vistra Energy.

Vistra Energy undertakes certain hedging and commodity activities and enters into certain financing arrangements with various counterparties that require cash collateral or the posting of letters of credit which are at risk of being drawn down in the event Vistra Energy defaults on its obligations. Vistra Energy currently uses margin deposits, prepayments and letters of credit as credit support for commodity procurement and risk management activities. Future cash collateral requirements may increase based on the extent of its involvement in standard contracts and movements in commodity prices, and also based on its credit ratings and the general perception of creditworthiness in the markets in which Vistra Energy operate. In the case of commodity arrangements, the amount of such credit support that must be provided typically is based on the difference between the price of the commodity in a given contract and the market price of the commodity. Significant movements in market prices can result in its being required to provide cash collateral and letters of credit in very large amounts. The effectiveness of Vistra Energy’s strategy may be dependent on the amount of collateral available to enter into or maintain these contracts, and liquidity requirements may be greater than it anticipates or will be able to meet. Without a sufficient amount of working capital to post as collateral, Vistra Energy may not be able to manage price volatility effectively or to implement its strategy. An increase in the amount of letters of credit or cash collateral required to be provided to its counterparties may have a material adverse effect on Vistra Energy.

Vistra Energy may not be able to complete future acquisitions or successfully integrate future acquisitions into its business, which could result in unanticipated expenses and losses.

As part of Vistra Energy’s growth strategy, it has pursued acquisitions and may continue to do so. Vistra Energy’s ability to continue to implement this component of its growth strategy will be limited by its ability to identify appropriate acquisition or joint venture candidates and its financial resources, including available cash and access to capital. Any expense incurred in completing acquisitions or entering into joint ventures, the time it takes to integrate an acquisition or Vistra Energy’s failure to integrate acquired businesses successfully could result in unanticipated expenses and losses. Furthermore, Vistra Energy may not be able to fully realize the anticipated benefits from any future acquisitions or joint ventures it may pursue. In addition, the process of integrating acquired operations into its existing operations may result in unforeseen operating difficulties and expenses and may require significant financial resources that would otherwise be available for the execution of its business strategy.

Vistra Energy may be responsible for U.S. federal and state income tax liabilities that relate to the PrefCo Preferred Stock Sale and Spin-Off.

Pursuant to the Tax Matters Agreement, the parties thereto have agreed to take certain actions and refrain from taking certain actions in order to preserve the intended tax treatment of the Spin-Off and to indemnify the other parties to the extent a breach of such covenant results in additional taxes to the other parties. If Vistra Energy breaches such a covenant (or, in certain circumstances, if its stockholders or creditors of its Predecessor take or took certain actions that result in the intended tax treatment of the Spin-Off not to be preserved), Vistra Energy may be required to make substantial indemnification payments to the other parties to the Tax Matters Agreement.

The Tax Matters Agreement also allocates the responsibility for taxes for periods prior to the Spin-Off between EFH Corp. and Vistra Energy. For periods prior to the Spin-Off, (i) Vistra Energy is generally required to reimburse EFH Corp. with respect to any taxes paid by EFH Corp. that are attributable to Vistra Energy and (ii) EFH Corp. is generally required to reimburse Vistra Energy with respect to any taxes paid by Vistra Energy that are attributable to EFH Corp.

Vistra Energy is also required to indemnify EFH Corp. against certain taxes in the event the Internal Revenue Service or another taxing authority successfully challenges the amount of gain relating to the PrefCo Preferred Stock Sale or the amount or allowance of EFH Corp.’s net operating loss deductions.

Vistra Energy’s indemnification obligations to EFH Corp. are not limited by any maximum amount. If Vistra Energy is required to indemnify EFH Corp. or such other persons under the circumstances set forth in the Tax Matters Agreement, Vistra Energy may be subject to substantial liabilities.

Vistra Energy is required to pay the holders of TRA Rights for certain tax benefits, which amounts are expected to be substantial.

On the Plan Effective Date, Vistra Energy entered into the Tax Receivable Agreement with American Stock Transfer & Trust Company, LLC, as the transfer agent. Pursuant to the Tax Receivable Agreement, Vistra Energy issued beneficial interests in the rights to receive payments under the Tax Receivable Agreement (the “TRA Rights”) to the first lien creditors of its Predecessor to be held in escrow for the benefit of the first lien creditors of its Predecessor entitled to receive such TRA Rights under the Plan of Reorganization. Vistra Energy’s pro forma financial statements included elsewhere in this report reflect a liability of $708 million related to these future payment obligations. This amount is based on certain assumptions as described more fully in the notes to the pro forma financial statements, including assumptions on the current corporate tax rates remaining unchanged, and the actual payments made under the Tax Receivable Agreement could materially exceed this estimate.

The Tax Receivable Agreement provides for the payment by Vistra Energy to the holders of TRA Rights of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that Vistra Energy and its subsidiaries actually realize as a result of its use of (a) the tax basis step-up attributable to the PrefCo Preferred Stock Sale, (b) the entire tax basis of the assets acquired as a result of the purchase and sale agreement, dated as of November 25, 2015 by and between La Frontera Ventures, LLC and Luminant, and (c) tax benefits related to imputed interest deemed to be paid by it as a result of payments under the Tax Receivable Agreement. The amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the amount and timing of the taxable income Vistra Energy generates in the future and the tax rate then applicable, its use of loss carryovers and the portion of its payments under the Tax Receivable Agreement constituting imputed interest.

Although Vistra Energy is not aware of any issue that would cause the IRS to challenge the tax benefits that are the subject of the Tax Receivable Agreement, recipients of the payments under the Tax Receivable Agreement will not be required to reimburse Vistra Energy for any payments previously made if such tax benefits are subsequently disallowed. As a result, in such circumstances, Vistra Energy could make payments under the Tax Receivable Agreement that are greater than its actual cash tax savings and may not be able to recoup those payments, which could adversely affect its liquidity.

Because Vistra Energy is a holding company with no operations of its own, its ability to make payments under the Tax Receivable Agreement is dependent on the ability of its subsidiaries to make distributions to it. To the extent that Vistra Energy is unable to make payments under the Tax Receivable Agreement because of the inability of its subsidiaries to make distributions to it for any reason, such payments will be deferred and will accrue interest until paid, which could adversely affect Vistra Energy’s results of operations and could also affect its liquidity in periods in which such payments are made.

The payments Vistra Energy will be required to make under the Tax Receivable Agreement could be substantial.

Vistra Energy may be required to make an early termination payment to the holders of TRA Rights under the Tax Receivable Agreement.

The Tax Receivable Agreement provides that, in the event that Vistra Energy breaches any of its material obligations under the Tax Receivable Agreement, or upon certain mergers, asset sales, or other forms of business combination or certain other changes of control, the transfer agent under the Tax Receivable Agreement may treat such event as an early termination of the Tax Receivable Agreement, in which case Vistra Energy would be required to make an immediate payment to the holders of the TRA Rights equal to the present value (at a discount rate equal to LIBOR plus 100 basis points) of the anticipated future tax benefits based on certain valuation assumptions.

As a result, upon any such breach or change of control, Vistra Energy could be required to make a lump sum payment under the Tax Receivable Agreement before it can realize any actual cash tax savings and such lump sum payment could be greater than its future actual cash tax savings.

The aggregate amount of these accelerated payments could be materially more than Vistra Energy’s estimated liability for payments made under the Tax Receivable Agreement set forth in its pro forma financial statements. Based on this estimation, Vistra Energy’s obligations under the Tax Receivable Agreement could have a substantial negative impact on its liquidity.

Vistra Energy is potentially liable for U.S. income taxes of the entire EFH Corp. consolidated group for all taxable years in which Vistra Energy was a member of such group.

Prior to the Spin-Off, EFH Corporate Services Company, EFH Properties Company and certain other subsidiary corporations were included in the consolidated U.S. federal income tax group of which EFH Corp. was the common parent (the “EFH Corp. Consolidated Group”). In addition, pursuant to the private letter ruling from the IRS that Vistra Energy received in connection with the Spin-Off, Vistra Energy will be considered a member of the EFH Corp. Consolidated Group immediately prior to the Spin-Off. Under U.S. federal income tax laws, any corporation that is a member of a consolidated group at any time during a taxable year is severally liable for the group’s entire U.S. federal income tax liability for the entire taxable year. In addition, entities that are disregarded for U.S. federal income tax purposes may be liable as successors under common law theories or under certain regulations to the extent corporations transferred assets to such entities or merged or otherwise consolidated into such entities, whether under state law or purely as a matter of U.S. federal income tax law. Thus, notwithstanding any contractual rights to be reimbursed or indemnified by EFH Corp. pursuant to the Tax Matters Agreement, to the extent EFH Corp. or other members of the EFH Corp. Consolidated Group fail to make any U.S. federal income tax payments required of them by law in respect of taxable years for which Vistra Energy or any subsidiary noted above was a member of the EFH Corp. Consolidated Group, Vistra Energy or such subsidiary may be liable for the shortfall. At such time, Vistra Energy may not have sufficient cash on hand to satisfy such payment obligation.

Vistra Energy’s ability to claim a portion of depreciation deductions may be limited for a period of time.

Under the Internal Revenue Code of 1986, as amended, a corporation’s ability to utilize certain tax attributes, including depreciation, may be limited following an ownership change if the corporation’s overall asset tax basis exceeds the overall fair market value of its assets (after making certain adjustments). The Spin-Off resulted in an ownership change for Vistra Energy and it is expected that the overall tax basis of Vistra Energy’s assets may have exceeded the overall fair market value of its assets at such time. As a result, there may be a limitation on Vistra Energy’s ability to claim a portion of its depreciation deductions for a five-year period. This limitation could have a material impact on its tax liabilities and on its obligations under the Tax Receivable Agreement. In addition, any future ownership change of Vistra Energy following Emergence could likewise result in additional limitations on its ability to use certain tax attributes existing at the time of any such ownership change and have an impact on its tax liabilities and on its obligations under the Tax Receivable Agreement.

Vistra Energy’s businesses are subject to ongoing complex governmental regulations and legislation that have impacted, and may in the future impact, its businesses, results of operations, liquidity and financial condition.

Vistra Energy’s businesses operate in changing market environments influenced by various state and federal legislative and regulatory initiatives regarding the restructuring of the energy industry, including competition in power generation and sale of electricity. Although Vistra Energy attempts to comply with changing legislative and regulatory requirements, there is a risk that Vistra Energy will fail to adapt to any such changes successfully or on a timely basis.

Vistra Energy’s businesses are subject to numerous state and federal laws (including PURA, the Federal Power Act, the Atomic Energy Act, the Public Utility Regulatory Policies Act of 1978, the Clean Air Act (“CAA”), the Energy Policy Act of 2005 and the Dodd-Frank Wall Street Reform and Consumer Protection Act), changing governmental policy and regulatory actions (including those of the PUCT, the NERC, Texas Reliability Entity, Inc. (“TRE”), the RCT, the TCEQ, the FERC, the MSHA, the EPA, the NRC and CFTC and the rules, guidelines and protocols of ERCOT with respect to various matters, including, but not limited to, market structure and design, operation of nuclear generation facilities, construction and operation of other generation facilities, development, operation and reclamation of lignite mines, recovery of costs and investments, decommissioning costs, market behavior rules, present or prospective wholesale and retail competition and environmental matters. Vistra Energy, along with other market participants, are subject to electricity pricing constraints and market behavior and other competition-related rules and regulations under PURA that are administered by the PUCT and ERCOT. Changes in, revisions to, or reinterpretations of, existing laws and regulations may have a material adverse effect on Vistra Energy. Further, in the future, Vistra Energy could expand its business, through acquisitions or otherwise, to geographic areas outside of Texas and the ERCOT market (e.g. such as through the Merger). Such expansion would subject it to additional state regulatory requirements that could have material adverse effect on Vistra Energy.

The Texas Legislature meets every two years. The next regular legislative session is scheduled to begin in January 2019. However, at any time the governor of Texas may convene a special session of the legislature.

During any regular or special session, bills may be introduced that, if adopted, could materially and adversely affect its businesses, results of operations, liquidity and financial condition.

Vistra Energy is required to obtain, and to comply with, government permits and approvals.

Vistra Energy is required to obtain, and to comply with, numerous permits and licenses from federal, state and local governmental agencies. The process of obtaining and renewing necessary permits and licenses can be lengthy and complex and can sometimes result in the establishment of conditions that make the project or activity for which the permit or license was sought unprofitable or otherwise unattractive. In addition, such permits or licenses may be subject to denial, revocation or modification under various circumstances. Failure to obtain or comply with the conditions of permits or licenses, or failure to comply with applicable laws or regulations, may result in the delay or temporary suspension of Vistra Energy’s operations and electricity sales or the curtailment of its delivery of electricity to its customers and may subject it to penalties and other sanctions. Although various regulators routinely renew existing permits and licenses, renewal of Vistra Energy’s existing permits or licenses could be denied or jeopardized by various factors, including (a) failure to provide adequate financial assurance for closure, (b) failure to comply with environmental, health and safety laws and regulations or permit conditions, (c) local community, political or other opposition and (d) executive, legislative or regulatory action.

Vistra Energy’s inability to procure and comply with the permits and licenses required for its operations, or the cost to Vistra Energy of such procurement or compliance, could have a material adverse effect on Vistra Energy. In addition, new environmental legislation or regulations, if enacted, or changed interpretations of existing laws, may cause routine maintenance activities at Vistra Energy’s facilities to need to be changed in order to avoid violating applicable laws and regulations or elicit claims that historical routine maintenance activities at its facilities violated applicable laws and regulations. In addition to the possible imposition of fines in the case of any such violations, Vistra Energy may be required to undertake significant capital investments in emissions control technology and obtain additional operating permits or licenses, which could have a material adverse effect on Vistra Energy.

Vistra Energy’s cost of compliance with existing and new environmental laws could have a material adverse effect on Vistra Energy.

Vistra Energy is subject to extensive environmental regulation by governmental authorities, including the EPA and the TCEQ. Vistra Energy may incur significant additional costs beyond those currently contemplated to comply with these regulatory requirements. If Vistra Energy fails to comply with these regulatory requirements, it could be subject to civil or criminal liabilities and fines. Existing environmental regulations could be revised or reinterpreted, new laws and regulations could be adopted or become applicable to Vistra Energy or its facilities, and future changes in environmental laws and regulations could occur, including potential regulatory and enforcement developments related to air emissions, all of which could result in significant additional costs beyond those currently contemplated to comply with existing requirements. Any of the foregoing could have a material adverse effect on Vistra Energy.

The EPA has recently finalized or proposed several regulatory actions establishing new requirements for control of certain emissions from sources, including electricity generation facilities. In the future, the EPA may also propose and finalize additional regulatory actions that may adversely affect Vistra Energy’s existing generation facilities or its ability to cost-effectively develop new generation facilities. There is no assurance that the currently installed emissions control equipment at Vistra Energy’s lignite, coal and/or natural gas-fueled generation facilities will satisfy the requirements under any future EPA or TCEQ regulations. Some of the recent regulatory actions and proposed actions, such as the EPA’s Regional Haze Federal Implementation Plans (FIP) for reasonable progress and best available retrofit technology (BART), could require Vistra Energy to install significant additional control equipment, resulting in potentially material costs of compliance for its generation units, including capital expenditures, higher operating and fuel costs and potential production curtailments if the rules take effect as proposed or finalized. These costs could have a material adverse effect on Vistra Energy.

Vistra Energy may not be able to obtain or maintain all required environmental regulatory approvals. If there is a delay in obtaining any required environmental regulatory approvals, if Vistra Energy fails to obtain, maintain or comply with any such approval or if an approval is retroactively disallowed or adversely modified, the operation of its generation facilities could be stopped, disrupted, curtailed or modified or become subject to additional costs. Any such stoppage, disruption, curtailment, modification or additional costs could have a material adverse effect on Vistra Energy.

In addition, Vistra Energy may be responsible for any on-site liabilities associated with the environmental condition of facilities that it has acquired, leased or developed, regardless of when the liabilities arose and whether they are now known or unknown. In connection with certain acquisitions and sales of assets, Vistra Energy may obtain, or be required to provide, indemnification against certain environmental liabilities. Another party could, depending on the circumstances, assert an environmental claim against Vistra Energy or fail to meet its indemnification obligations to Vistra Energy.

Vistra Energy could be materially and adversely affected if current regulations are implemented or if new federal or state legislation or regulations are adopted to address global climate change, or if Vistra Energy is subject to lawsuits for alleged damage to persons or property resulting from GHG emissions.

There is a concern nationally and internationally about global climate change and how GHG emissions, such as CO2, contribute to global climate change. Over the last several years, the United States Congress has considered and debated, and President Obama’s administration previously discussed, several proposals intended to address climate change using different approaches, including a cap on carbon emissions with emitters allowed to trade unused emission allowances (cap-and-trade), a tax on carbon or GHG emissions, incentives for the development of low-carbon technology and federal renewable portfolio standards. The EPA has also finalized regulations under the CAA Act to limit CO2 emissions from existing generating units, referred to as the Clean Power Plan. While currently the subject of a legal challenge, if implemented as finalized, the Clean Power Plan would require the closure of a significant number of coal-fueled electric generating units nationwide and in Texas. In addition, a number of federal court cases have been filed in recent years asserting damage claims related to GHG emissions, and the results in those proceedings could establish adverse precedent that might apply to companies (including it) that produce GHG emissions. Vistra Energy could be materially and adversely affected if new federal and/or state legislation or regulations are adopted to address global climate change, if the Clean Power Plan is implemented as finalized or if Vistra Energy is subject to lawsuits for alleged damage to persons or property resulting from GHG emissions.

The availability and cost of emission allowances could adversely impact Vistra Energy’s costs of operations.

Vistra Energy is required to maintain, through either allocations or purchases, sufficient emission allowances for SO2 and NOx to support its operations in the ordinary course of operating its power generation facilities. These allowances are used to meet the obligations imposed on Vistra Energy by various applicable environmental laws. If Vistra Energy’s operational needs require more than its allocated allowances, Vistra Energy may be forced to purchase such allowances on the open market, which could be costly. If Vistra Energy is unable to maintain sufficient emission allowances to match its operational needs, Vistra Energy may have to curtail its operations so as not to exceed its available emission allowances, or install costly new emission controls. As Vistra Energy uses the emission allowances that it has purchased on the open market, costs associated with such purchases will be recognized as operating expense. If such allowances are available for purchase, but only at significantly higher prices, the purchase of such allowances could materially increase Vistra Energy’s costs of operations in the affected markets.

Luminant’s mining operations are subject to RCT oversight.

Vistra Energy currently owns and operates through Luminant 11 surface lignite coal mines in Texas to provide fuel for its electricity generation facilities. The RCT, which exercises broad authority to regulate reclamation activity, reviews on an ongoing basis whether Luminant is compliant with RCT rules and regulations and whether it has met all of the requirements of its mining permits. Any new rules and regulations adopted by the RCT or the Department of Interior Office of Surface Mining, which also regulates mining activity nationwide, or any changes in the interpretation of existing rules and regulations, could result in higher compliance costs or otherwise adversely affect Vistra Energy’s financial condition or cause a revocation of a mining permit. Any revocation of a mining permit would mean that Luminant would no longer be allowed to mine lignite at the applicable mine to serve its generation facilities. In addition, Luminant’s mining reclamation obligations are secured by a first lien on its assets which is pari passu with the Vistra Operations Credit Facilities (but which would be paid first, up to $975 million, upon any liquidation of Vistra Operations Company LLC’s (“Vistra Operations”) assets). The RCT could, at any time, require that Luminant’s mining reclamation obligations be secured by cash or letters of credit in lieu of such first lien. Any failure to provide any such cash or letter of credit collateral could result in Luminant no longer being able to mine lignite. Any such event could have a material adverse effect on Vistra Energy.

Luminant’s lignite mining reclamation activity will require significant resources as existing and retired mining operations are reclaimed over the next several years.

In conjunction with Luminant’s recent announcements to retire several power generation assets and related mining operations, along with the continuous reclamation activity at its continuing mining operations for its mines related to the Oak Grove and Martin Lake generation assets, Luminant is expected to spend a significant amount of money, internal resources and time to complete the required reclamation activities. For the next five years, Vistra Energy is projected to spend up to $400 million (on a nominal basis) to achieve its reclamation objectives across all of its mining operations.

Litigation, legal proceedings, regulatory investigations or other administrative proceedings could expose Vistra Energy to significant liabilities and reputation damage that could have a material adverse effect on Vistra Energy.

Vistra Energy is involved in the ordinary course of business in a number of lawsuits involving, among other matters, employment, commercial, and environmental issues, and other claims for injuries and damages. Vistra Energy evaluates litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these evaluations and estimates, when required by applicable accounting rules, Vistra Energy establishes reserves and discloses the relevant litigation claims or legal proceedings, as appropriate. These evaluations and estimates are based on the information available to management at the time and involve a significant amount of judgment. Actual outcomes or losses may differ materially from current evaluations and estimates. The settlement or resolution of such claims or proceedings may have a material adverse effect on Vistra Energy. Vistra Energy uses appropriate means to contest litigation threatened or filed against it, but the litigation environment poses a significant business risk.

Vistra Energy is also involved in the ordinary course of business in regulatory investigations and other administrative proceedings, and Vistra Energy is exposed to the risk that it may become the subject of additional regulatory investigations or administrative proceedings. While Vistra Energy cannot predict the outcome of any regulatory investigation or administrative proceeding, any such regulatory investigation or administrative proceeding could result in it incurring material penalties and/or other costs and have a materially adverse effect on Vistra Energy.

The REP certification of Vistra Energy’s retail operation is subject to PUCT review.

The PUCT may at any time initiate an investigation into whether Vistra Energy’s retail operation complies with certain PUCT rules and whether it has met all of the requirements for REP certification, including financial requirements. Any removal or revocation of a REP certification would mean that Vistra Energy would no longer be allowed to provide electricity service to retail customers. Such decertification could have a material adverse effect on Vistra Energy. Moreover, any capital or other expenditures that Vistra Energy is required by the PUCT to undertake in order to achieve or maintain any such compliance could also have a material adverse effect on Vistra Energy.

Vistra Energy’s retail operations are subject to significant competition from other REPs, which could result in a loss of existing customers and the inability to attract new customers.

Vistra Energy operates in a very competitive retail market and, as a result, its retail operation faces significant competition for customers. Vistra Energy believes its TXU EnergyTM brand is viewed favorably in the retail electricity markets in which it operates, but despite Vistra Energy’s commitment to providing superior customer service and innovative products, customer sentiment toward its brand, including by comparison to its competitors’ brands, depends on certain factors beyond its control. For example, competitor REPs may offer lower electricity prices and other incentives, which, despite Vistra Energy’s long-standing relationship with many customers, may attract customers away from it. If Vistra Energy is unable to successfully compete with competitors in the retail market it is possible its retail customer counts could continue to decline, which could have a material adverse effect on Vistra Energy.

As Vistra Energy tries to grow its retail business and operate its business strategy, Vistra Energy competes with various other REPs that may have certain advantages over it. For example, in new markets, Vistra Energy’s principal competitor for new customers may be the incumbent REP, which has the advantage of long-standing relationships with its customers, including well-known brand recognition. In addition to competition from the incumbent REP, Vistra Energy may face competition from a number of other energy service providers, other energy industry participants, or nationally branded providers of consumer products and services who may develop businesses that will compete with Vistra Energy. Some of these competitors or potential competitors may be larger than Vistra Energy is or have greater resources or access to capital than Vistra Energy has. If there is inadequate potential margin in retail electricity markets with substantial competition to overcome the adverse effect of relatively high customer acquisition costs in such markets, it may not be profitable for Vistra Energy to compete in these markets.

Vistra Energy’s retail operations rely on the infrastructure of local utilities or independent transmission system operators to provide electricity to, and to obtain information about, its customers. Any infrastructure failure could negatively impact customer satisfaction and could have a material adverse effect on Vistra Energy.

Vistra Energy’s retail operations depend on transmission and distribution facilities owned and operated by unaffiliated utilities to deliver the electricity that Vistra Energy sells to its customers. If transmission capacity is inadequate, its ability to sell and deliver electricity may be hindered and Vistra Energy may have to forgo sales or buy more expensive wholesale electricity than is available in the capacity-constrained area. For example, during some periods, transmission access is constrained in some areas of the Dallas-Fort Worth metroplex, where Vistra Energy has a significant number of customers. The cost to provide service to these customers may exceed the cost to provide service to other customers, resulting in lower operating margins. In addition, any infrastructure failure that interrupts or impairs delivery of electricity to Vistra Energy’s customers could negatively impact customer satisfaction with its service. Any of the foregoing could have a material adverse effect on Vistra Energy.

Vistra Energy may suffer material losses, costs and liabilities due to ownership and operation of the Comanche Peak nuclear generation facility.

Vistra Energy owns and operates a nuclear generation facility in Glen Rose, Texas (the “Comanche Peak Facility”). The ownership and operation of a nuclear generation facility involves certain risks. These risks include:

•	unscheduled outages or unexpected costs due to equipment, mechanical, structural, cyber/data security or other problems;

•	inadequacy or lapses in maintenance protocols;

•	the impairment of reactor operation and safety systems due to human error or force majeure;

•	the costs of, and liabilities relating to, storage, handling, treatment, transport, release, use and disposal of radioactive materials;

•	the costs of procuring nuclear fuel;

•	the costs of storing and maintaining spent nuclear fuel at Vistra Energy’s on-site dry cask storage facility;

•	terrorist or cyber/data security attacks and the cost to protect against any such attack;

•	the impact of a natural disaster;

•	limitations on the amounts and types of insurance coverage commercially available; and

•	uncertainties with respect to the technological and financial aspects of modifying or decommissioning nuclear facilities at the end of their useful lives.

The prolonged unavailability of the Comanche Peak Facility could have a material adverse effect on Vistra Energy’s results of operation, cash flows, financial position and reputation. The following are among the more significant related risks:

•	Operational Risk—Operations at any generation facility could degrade to the point where the facility would have to be shut down. If such degradations were to occur at the Comanche Peak Facility, the process of identifying and correcting the causes of the operational downgrade to return the facility to operation could require significant time and expense, resulting in both lost revenue and increased fuel and purchased power expense to meet supply commitments. Furthermore, a shut-down or failure at any other nuclear generation facility could cause regulators to require a shut-down or reduced availability at the Comanche Peak Facility.

•	Regulatory Risk—The NRC may modify, suspend or revoke licenses and impose civil penalties for failure to comply with the Atomic Energy Act, the regulations under it or the terms of the licenses of nuclear generation facilities. Unless extended, as to which no assurance can be given, the NRC operating licenses for the two licensed operating units at the Comanche Peak Facility will expire in 2030 and 2033, respectively. Changes in regulations by the NRC, including potential regulation as a result of the NRC’s ongoing analysis and response to the effects of the natural disaster on nuclear generation facilities in Japan in 2010, as well as any extension of Vistra Energy’s operating licenses, could require a substantial increase in capital expenditures or result in increased operating or decommissioning costs.

•	Nuclear Accident Risk—Although the safety record of the Comanche Peak Facility and other nuclear generation facilities generally has been very good, accidents and other unforeseen problems have occurred both in the United States and elsewhere. The consequences of an accident can be severe and include loss of life, injury, lasting negative health impacts and property damage. Any accident, or perceived accident, could result in significant liabilities and damage Vistra Energy’s reputation. Any such resulting liability from a nuclear accident could exceed Vistra Energy’s resources, including insurance coverage, and could ultimately result in the suspension or termination of power generation from the Comanche Peak Facility.

The operation and maintenance of power generation facilities and related mining operations involve significant risks that could adversely affect Vistra Energy’s results of operations, liquidity and financial condition.

The operation and maintenance of power generation facilities and related mining operations involve many risks, including, as applicable, start-up risks, breakdown or failure of facilities, operator error, lack of sufficient capital to maintain the facilities, the dependence on a specific fuel source or the impact of unusual or adverse weather conditions or other natural events, or terrorist attacks, as well as the risk of performance below expected levels of output, efficiency or reliability, the occurrence of any of which could result in substantial lost revenues and/or increased expenses. A significant number of Vistra Energy’s facilities were constructed many years ago. In particular, older generating equipment, even if maintained in accordance with good engineering practices, may require significant capital expenditures to operate at peak efficiency or reliability. The risk of increased maintenance and capital expenditures arises from (a) increased starting and stopping of generation equipment due to the volatility of the competitive generation market and the prospect of continuing low wholesale electricity prices that may not justify sustained or year-round operation of all its generation facilities, (b) any unexpected failure to generate power, including failure caused by equipment breakdown or unplanned outage (whether by order of applicable governmental regulatory authorities, the impact of weather events or natural disasters or otherwise), (c) damage to facilities due to storms, natural disasters, wars, terrorist or cyber/data security acts and other catastrophic events and (d) the passage of time and normal wear and tear. Further, Vistra Energy’s ability to successfully and timely complete routine maintenance or other capital projects at its existing facilities is contingent upon many variables and subject to substantial risks. Should any such efforts be unsuccessful, Vistra Energy could be subject to additional costs or losses and write downs of its investment in the project.

Vistra Energy cannot be certain of the level of capital expenditures that will be required due to changing environmental and safety laws and regulations (including changes in the interpretation or enforcement thereof), needed facility repairs and unexpected events (such as natural disasters or terrorist or cyber/data security attacks). The unexpected requirement of large capital expenditures could have a material adverse effect on Vistra Energy.

In addition, if any of Vistra Energy’s generation facilities experiences unplanned outages, whether because of equipment breakdown or otherwise, Vistra Energy may be required to procure replacement power at spot market prices in order to fulfill contractual commitments. If Vistra Energy does not have adequate liquidity to meet margin and collateral requirements, Vistra Energy may be exposed to significant losses, may miss significant opportunities and may have increased exposure to the volatility of spot markets, which could have a material adverse effect on Vistra Energy.

Vistra Energy’s employees, contractors, customers and the general public may be exposed to a risk of injury due to the nature of its operations.

Vistra Energy’s employees and contractors work in, and customers and the general public may be exposed to, potentially dangerous environments at or near its operations. As a result, employees, contractors, customers and the general public are at risk for serious injury, including loss of life. Significant examples of such risks include nuclear accidents, dam failure, gas explosions, mine area collapses and other dangerous incidents.

The occurrence of any one of these events may result in Vistra Energy being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties. Vistra Energy maintains an amount of insurance protection that Vistra Energy considers adequate, but Vistra Energy cannot provide any assurance that its insurance will be sufficient or effective under all circumstances and against all hazards or liabilities to which Vistra Energy may be subject and, even if Vistra Energy does have insurance coverage for a particular circumstance, Vistra Energy may be subject to a large deductible and maximum cap. Further, due to rising insurance costs and changes in the insurance markets, Vistra Energy cannot provide any assurance that its insurance coverage will continue to be available at all or at rates or on terms similar to those presently available. Any losses not covered by insurance could have a material adverse effect on Vistra Energy.

Vistra Energy may be materially and adversely affected by the effects of extreme weather conditions and seasonality.

Vistra Energy may be materially affected by weather conditions and its businesses may fluctuate substantially on a seasonal basis as the weather changes. In addition, Vistra Energy could be subject to the effects of extreme weather conditions, including sustained cold or hot temperatures, hurricanes, storms or other natural disasters, which could stress its generation facilities and result in outages, destroy its assets and result in casualty losses that are not ultimately offset by insurance proceeds, and could require increased capital expenditures or maintenance costs, including supply chain costs.

Moreover, an extreme weather event could cause disruption in service to customers due to downed wires and poles or damage to other operating equipment, which could result in Vistra Energy foregoing sales of electricity and lost revenue. Similarly, an extreme weather event might affect the availability of generation and transmission capacity, limiting Vistra Energy’s ability to source or deliver power where it is needed or limit its ability to source fuel for its plants (including due to damage to rail or natural gas pipeline infrastructure). Additionally, extreme weather may result in unexpected increases in customer load, requiring Vistra Energy’s retail operation to procure additional electricity supplies at wholesale prices in excess of customer sales prices for electricity. These conditions, which cannot be reliably predicted, could have adverse consequences by requiring Vistra Energy to seek additional sources of electricity when wholesale market prices are high or to sell excess electricity when market prices are low, which could have a material adverse effect on Vistra Energy.

Changes in technology or increased electricity conservation efforts may reduce the value of Vistra Energy’s generation facilities and may otherwise have a material adverse effect on Vistra Energy.

Technological advances have improved, and are likely to continue to improve, for existing and alternative methods to produce and store power, including gas turbines, wind turbines, fuel cells, micro turbines, photovoltaic (solar) cells, batteries and concentrated solar thermal devices, along with improvements in traditional technologies. Such technological advances have reduced, and are expected to continue to reduce, the costs of power production or storage to a level that will enable these technologies to compete effectively with traditional generation facilities. Consequently, the value of Vistra Energy’s more traditional generation assets could be significantly reduced as a result of these competitive advances, which could have a material adverse effect on Vistra Energy. In addition, changes in technology have altered, and are expected to continue to alter, the channels through which retail customers buy electricity (i.e., self-generation or distributed-generation facilities). To the extent self-generation facilities become a more cost-effective option for ERCOT customers, Vistra Energy’s financial condition, operating cash flows and results of operations could be materially and adversely affected.

Technological advances in demand-side management and increased conservation efforts have resulted, and are expected to continue to result, in a decrease in electricity demand. A significant decrease in electricity demand in ERCOT as a result of such efforts would significantly reduce the value of Vistra Energy’s generation assets. Certain regulatory and legislative bodies have introduced or are considering requirements and/or incentives to reduce power consumption. Effective power conservation by its customers could result in reduced electricity demand or significantly slow the growth in such demand. Any such reduction in demand could have a material adverse effect on Vistra Energy. Furthermore, Vistra Energy may incur increased capital expenditures if Vistra Energy is required to increase investment in conservation measures.

Attacks on Vistra Energy’s infrastructure that breach cyber/data security measures could expose it to significant liabilities and reputation damage and disrupt business operations, which could have a material adverse effect on Vistra Energy.

Much of Vistra Energy’s information technology infrastructure is connected (directly or indirectly) to the internet. There have been numerous attacks on government and industry information technology systems through the internet that have resulted in material operational, reputation and/or financial costs. While Vistra Energy has controls in place designed to protect its infrastructure and Vistra Energy is not aware of any significant breaches in the past, a breach of cyber/data security measures that impairs its information technology infrastructure could disrupt normal business operations and affect its ability to control its generation assets, access retail customer information and limit communication with third parties. Any loss of confidential or proprietary data through a breach could adversely affect Vistra Energy’s reputation, expose it to material legal or regulatory claims and impair its ability to execute its business strategy, which could have a material adverse effect on Vistra Energy.

As part of the continuing development of new and modified reliability standards, the FERC has approved changes to its Critical Infrastructure Protection reliability standards and has established standards for assets identified as “critical cyber assets.” Under the Energy Policy Act of 2005, the FERC can impose penalties (up to $1 million per day, per violation) for failure to comply with mandatory electric reliability standards, including standards to protect the power system against potential disruptions from cyber/data and physical security breaches.

Further, Vistra Energy’s retail business requires access to sensitive customer data in the ordinary course of business. Examples of sensitive customer data are names, addresses, account information, historical electricity usage, expected patterns of use, payment history, credit bureau data, credit and debit card account numbers, drivers’ license numbers, social security numbers and bank account information. Vistra Energy’s retail business may need to provide sensitive customer data to vendors and service providers who require access to this information in order to provide services, such as call center operations, to the retail business. If a significant breach were to occur, the reputation of its retail business may be adversely affected, customer confidence may be diminished, and Vistra Energy’s retail business may be subject to substantial legal or regulatory claims, any of which may contribute to the loss of customers and have a material adverse effect on Vistra Energy.

The loss of the services of Vistra Energy’s key management and personnel could adversely affect its ability to successfully operate its businesses.

Vistra Energy’s future success will depend on its ability to continue to attract and retain highly qualified personnel. Vistra Energy competes for such personnel with many other companies, in and outside of its industry, government entities and other organizations. Vistra Energy may not be successful in retaining current personnel or in hiring or retaining qualified personnel in the future. Its failure to attract highly qualified new personnel or retain highly qualified existing personnel could have an adverse effect on Vistra Energy’s ability to successfully operate its businesses.

Vistra Energy could be materially and adversely impacted by strikes or work stoppages by its unionized employees.

As of September 30, 2017, Vistra Energy had 1,663 employees covered by collective bargaining agreements. Such collective bargaining agreements expired on March 31, 2017, but remain effective pursuant to evergreen provisions unless and until terminated on prior notice by either party. Vistra Energy is currently negotiating new collective bargaining agreements with all three of its local unions. In the event that its union employees strike, participate in a work stoppage or slowdown or engage in other forms of labor strife or disruption, Vistra Energy would be responsible for procuring replacement labor or it could experience reduced power generation or outages. Vistra Energy’s ability to procure such labor is uncertain. Strikes, work stoppages or the inability to negotiate future collective bargaining agreements on favorable terms or at all could have a material adverse effect on Vistra Energy.

Vistra Energy is a holding company and its ability to obtain funds from its subsidiaries is structurally subordinated to existing and future liabilities and preferred equity of its subsidiaries.

Vistra Energy is a holding company that does not conduct any business operations of its own. As a result, Vistra Energy’s cash flows and ability to meet its obligations are largely dependent upon the operating cash flows of Vistra Energy’s subsidiaries and the payment of such operating cash flows to Vistra Energy in the form of dividends, distributions, loans or otherwise. These subsidiaries are separate and distinct legal entities from Vistra Energy and have no obligation (other than any existing contractual obligations) to provide Vistra Energy with funds to satisfy its obligations. Any decision by a subsidiary to provide Vistra Energy with funds to satisfy its obligations, including those under the Tax Receivable Agreement, whether by dividends, distributions, loans or otherwise, will depend on, among other things, such subsidiary’s results of operations, financial condition, cash flows, cash requirements, contractual prohibitions and other restrictions, applicable law and other factors. The deterioration of income from, or other available assets of, any such subsidiary for any reason could limit or impair its ability to pay dividends or make other distributions to Vistra Energy.

Vistra Energy may not pay any dividends on its common stock in the future.

Vistra Energy has no present intention to pay cash dividends on its common stock. Any determination to pay dividends to holders of its common stock in the future will be at the sole discretion of the Vistra Energy Board and will depend upon many factors, including Vistra Energy’s historical and anticipated financial condition, cash flows, liquidity and results of operations, capital requirements, market conditions, its growth strategy and the availability of growth opportunities, contractual prohibitions and other restrictions with respect to the payment of dividends, applicable law and other factors that the Vistra Energy Board deems relevant.

A small number of stockholders could be able to significantly influence Vistra Energy’s business and affairs.

The three largest groups of stockholders of Vistra Energy, affiliates of Apollo Management Holdings L.P. (collectively, the “Apollo Entities”), affiliates of Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P. (collectively, the “Brookfield Entities”), and affiliates of Oaktree Capital Management, L.P. (collectively, the “Oaktree Entities,” and together with the Apollo Entities and the Brookfield Entities, the “Vistra Energy Principal Stockholders”), all of which were first lien creditors of its Predecessor prior to Emergence, collectively currently own approximately 39% of Vistra Energy Common Stock outstanding. Large holders such as the Vistra Energy Principal Stockholders may be able to affect matters requiring approval by holders of Vistra Energy Common Stock, including the election of directors and the approval of any strategic transactions. The Vistra Energy Principal Stockholders entered into the Vistra Energy Stockholder Support Agreement in connection with the Merger pursuant to which they have agreed, subject to certain circumstances, to vote their shares of Vistra Energy Common Stock in favor of the proposed Merger and Proposed Stock Issuance. Furthermore, pursuant to the terms of Stockholders Agreements entered into with each of the Vistra Energy Principal Stockholders, each Vistra Energy Principal Stockholder is entitled to designate one director to serve on the Vistra Energy Board as a Class III director for so long as it beneficially owns, in the aggregate, at least 22,500,000 shares of Vistra Energy Common Stock. It is expected that each Vistra Energy Principal Stockholder will own enough equity in the combined company that each will still have a representative on the combined company’s board of directors. See “Information About Vistra Energy—Certain Relationships and Related Party Transactions—Stockholder’s Agreements.”

Conflicts of interest may arise because some members of the Vistra Energy Board are representatives of the Vistra Energy Principal Stockholders.

The Vistra Energy Principal Stockholders could invest in entities that directly or indirectly compete with Vistra Energy. As a result of these relationships, when conflicts arise between the interests of the Vistra Energy Principal Stockholders or their affiliates and the interests of other stockholders, members of the Vistra Energy Board that are representatives of the Vistra Energy Principal Stockholders may not be disinterested. Neither the Vistra Energy Principal Stockholders nor the representatives of the Vistra Energy Principal Stockholders on the Vistra Energy Board, by the terms of the Vistra Energy certificate of incorporation, are required to offer Vistra Energy any transaction opportunity of which they become aware and could take any such opportunity for themselves or offer it to their other affiliates, unless such opportunity is expressly offered to them solely in their capacity as members of the Vistra Energy Board.

Additionally, in a letter agreement (the “Oaktree Letter Agreement”), affiliates of Oaktree commit to use commercially reasonable efforts to divest a portion of their shares of Vistra Energy Common Stock or Dynegy Common Stock, but are not obligated to consummate such divestment other than at prices per share of Dynegy Common Stock or Vistra Energy Common Stock determined from time to time in Oaktree’s sole and absolute discretion to be adequate. The Vistra Energy Stockholder Support Agreement provides that if affiliates of Oaktree have not sold the number of shares of Vistra Energy Common Stock or Dynegy Common Stock contemplated in the Oaktree Letter Agreement, then Dynegy will purchase shares of Dynegy Common Stock from such affiliates of Oaktree so that the target ownership level is met. Such purchase will be consummated immediately prior to the closing of the Merger and will be for a cash purchase price of $13.24 per share.

Vistra Energy is unable to take certain actions because such actions could jeopardize the intended tax treatment of the Spin-Off, and such restrictions could be significant.

The Tax Matters Agreement prohibits Vistra Energy from taking certain actions that could reasonably be expected to undermine the intended tax treatment the Spin-Off or to jeopardize the conclusions of the IRS private letter ruling Vistra Energy received in connection with the Spin-Off or opinions of counsel received by Vistra Energy or EFH Corp. In particular, for two years after the Spin-Off, Vistra Energy may not:

•	cease the active conduct of its business;

•	cease to hold certain assets;

•	voluntarily dissolve or liquidate;

•	merge or consolidate with any other person in a transaction that does not qualify as a reorganization under Section 368(a) of the Code;

•	redeem or otherwise repurchase (directly or indirectly) any of its equity interests other than pursuant to an open market stock repurchase program that satisfies the requirements in the Tax Matters Agreement; or

•	directly or indirectly acquire any of the PrefCo Preferred Stock.

Nevertheless, Vistra Energy is permitted to take any of the actions described above if (a) it obtains written consent from EFH Corp., (b) such action or transaction is described in or otherwise consistent with the facts in the private letter ruling Vistra Energy obtained from the IRS in connection with the Spin- Off, (c) Vistra Energy obtains a supplemental private letter ruling from the IRS or (d) Vistra Energy obtains an unqualified opinion of a nationally recognized law or accounting firm that is reasonably acceptable to EFH Corp. that the action will not affect the intended tax treatment of the Spin-Off.

The covenants and other limitations with respect to the Tax Matters Agreement may limit Vistra Energy’s ability to undertake certain transactions that would otherwise be value-maximizing.

Provisions in the certificate of incorporation and bylaws and the Tax Receivable Agreement might discourage, delay or prevent a change in control of Vistra Energy or changes in its management and therefore depress the market price of Vistra Energy Common Stock.

The certificate of incorporation and bylaws of Vistra Energy, and the Tax Receivable Agreement contain provisions that could depress the market price of Vistra Energy Common Stock by acting to discourage, delay or prevent a change in control of Vistra Energy or changes in its management that stockholders may deem advantageous. These provisions are in its bylaws:

•	authorize the issuance of “blank check” preferred stock that the Vistra Energy Board could issue to increase the number of outstanding shares to discourage a takeover attempt;

•	create a classified board of directors;

•	prohibit stockholder action by written consent, and require that all stockholder actions be taken at a meeting of stockholders;

•	provide that the Vistra Energy Board is expressly authorized to make, amend or repeal its bylaws; and

•	establish advance notice requirements for nominations for elections to the Vistra Energy Board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, the Tax Receivable Agreement provides that upon certain mergers, asset sales or other forms of business combination or certain other changes of control, the transfer agent under the Tax Receivable Agreement may treat such event as an early termination of the Tax Receivable Agreement, in which case Vistra Energy would be required to make a lump-sum payment under the Tax Receivable Agreement, which could be significant. This payment obligation may discourage potential buyers from acquiring Vistra Energy.

Risks Related to Dynegy

Dynegy is, and will continue to be, subject to the risks described in Part I, Item 1A in the Dynegy 2016 Form 10-K and the risks described in Part II, Item IA in Dynegy’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 (the “Dynegy Q3 2017 Form 10-Q”), as filed with the SEC.

RECOMMENDATIONS OF THE VISTRA ENERGY AND DYNEGY BOARDS OF DIRECTORS WITH RESPECT TO THE MERGER

Recommendation of the Vistra Energy Board and Its Reasons for the Merger

The Vistra Energy Board reviewed and considered the terms of the Merger and the Merger Agreement and, at a meeting on October 29, 2017, (i) determined that it is in the best interest of Vistra Energy and the holders of Vistra Energy Common Stock to enter into the Merger Agreement, (ii) declared entry into the Merger Agreement to be advisable, (iii) authorized and approved Vistra Energy’s execution, delivery and performance of the Merger Agreement in accordance with its terms and Vistra Energy’s consummation of the transactions contemplated thereby, including the Merger and the Proposed Stock Issuance, (iv) directed that the adoption of the Merger Agreement and the approval of the Proposed Stock Issuance be submitted to a vote at a meeting of the holders of Vistra Energy Common Stock and (v) recommended that the holders of Vistra Energy Common Stock adopt the Merger Agreement and approve the Proposed Stock Issuance.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Proposed Stock Issuance, the Vistra Energy Board consulted with Vistra Energy’s management, as well as Vistra Energy’s legal and financial advisors and other consultants and, in reaching its determinations, considered a variety of factors with respect to the Merger and the other transactions contemplated by the Merger Agreement, including the factors listed below.

Strategic Considerations

The Vistra Energy Board considered a number of factors pertaining to the strategic rationale for the Merger, including the following.

•	Value Creation. The Vistra Energy Board considered that the Merger is projected to achieve annual run-rate EBITDA value enhancement by streamlining general and administrative costs, implementing fleet-wide efficient operating practices, driving procurement efficiencies, and eliminating other duplicative costs. Vistra Energy estimates the full run-rate of EBITDA value enhancement will be achieved in approximately 12 months following the completion of the Merger. In addition, the combined company is expected to benefit from incremental annual run-rate free cash flow benefits from balance sheet and capital expenditure efficiencies. Finally, the combined company is expected to benefit from the utilization of legacy Dynegy federal tax net operating losses. The Vistra Energy Board considered both the aggregate potential value that is expected to result from the Merger, as well as the fact that the numerous opportunities to create value mitigate the risk that any particular opportunity to create value will not be realized.

•	Increased Scale and Market Diversification. The Vistra Energy Board considered the fact that Vistra Energy currently only operates in ERCOT and that the Merger would result in a combined company that is expected to have significant scale in a number of key markets in the United States, including markets outside of ERCOT. As a result, the Vistra Energy Board considered that the Merger is expected to result in a combined company with greater wholesale and retail electricity market diversification. On a standalone basis, all of Vistra Energy’s current generation capacity is located in ERCOT. Following the Merger, approximately 46% of the combined company’s capacity would be located in ERCOT and approximately 54% would be located outside of ERCOT, including key markets in PJM and ISO-NE. Achieving this greater scale and balance among the geographic areas and markets in which Vistra Energy operates is expected to promote increased efficiency and financial flexibility, as well as decrease the combined company’s potential exposure to regional market swings or any particular adverse event, including weather-related events.

•

Rebalanced Asset Portfolio. The Vistra Energy Board considered that the Merger is expected to increase the combined company’s fuel diversification in the combined generation fleet compared to Vistra Energy on a stand-alone basis. Dynegy’s asset portfolio mix is predominantly gas-based, which currently constitutes approximately 65% of Dynegy’s overall generation capacity compared to Vistra Energy’s 54%. Reweighting the combined company’s portfolio toward fuel-advantaged combined-cycle generation in key markets should improve operational efficiency and flexibility and reduce the impact of volatility in power and commodity prices.

•	Knowledge of Vistra Energy and Dynegy. The Vistra Energy Board took into account its knowledge of Vistra Energy’s business, operations, financial condition, earnings and prospects, and of Dynegy’s business, operations, financial condition, earnings and prospects, taking into account the results of Vistra Energy’s due diligence review of Dynegy. In particular, the Vistra Energy Board focused on the quality and mix of Dynegy’s assets, the compatibility of the two companies’ operations and opportunities for synergies and future growth.

Financial Considerations

The Vistra Energy Board considered a number of factors pertaining to the financial rationale for the Merger, including the following.

•	Earnings and Cash Flow. The Vistra Energy Board considered that the Merger is expected to be accretive to earnings and cash flow after factoring in the accretive EBITDA and cash flow opportunities described above under “—Value Creation.”

•	Credit Profile (Balance Sheet and Liquidity). The Vistra Energy Board considered that, similar to Vistra Energy on a standalone basis, the combined company is expected to have a favorable credit profile, including a strong balance sheet and liquidity profile. This is due to the combined company’s anticipated significant cash flow generation capability, greater operating scale and anticipated lower overall risk profile resulting from increased geographic and fuel diversification following the Merger. As a result, similar to Vistra Energy on a standalone basis, the Vistra Energy Board considered that the combined company should be able to access the lending and capital markets, if and when needed, to meet its capital and other requirements.

•	Financial Terms of the Merger. The Vistra Energy Board reviewed the financial terms of the Merger, including the tax-free nature of the all-stock transaction; the value of the merger consideration based on the Exchange Ratio relative to the then-current market prices and historical trading prices of Vistra Energy Common Stock and Dynegy Common Stock; the fact that the Merger does not necessitate the need for any refinancing of indebtedness; and the fact that legacy stockholders of Vistra Energy will own 79% of the common stock of the combined company on a fully diluted basis following the closing of the Merger.

•	Enhancement of Equity Market Profile. The Vistra Energy Board considered that the combined company will have a larger market capitalization, which is expected to improve and diversify the investor base and should increase the liquidity of its publicly traded common stock.

Other Considerations

The Vistra Energy Board considered a number of other factors pertaining to the rationale for the Merger, including the following.

•	Due Diligence. The Vistra Energy Board considered the scope of the due diligence investigation of Dynegy conducted by Vistra Energy’s management and outside advisors, and the results of that investigation. The Vistra Energy Board also considered the historical financial performance of Dynegy.

•	Recommendation by Management. The Vistra Energy Board considered Vistra Energy management’s recommendation in favor of the Merger Proposal and the Proposed Stock Issuance.

•	Opinion of Vistra Energy’s Financial Advisor. The Vistra Energy Board considered the opinion of Citi, dated October 29, 2017, to the Vistra Energy Board as to the fairness, from a financial point of view and as of the date of the opinion, to Vistra Energy of the Exchange Ratio provided for in the Merger, which opinion was based on and subject to certain assumptions made, procedures followed, matters considered and limitations on the review undertaken.

•	Terms of the Merger Agreement. The Vistra Energy Board considered the terms of the Merger Agreement, including the representations, warranties, obligations and rights of the parties under the Merger Agreement, the conditions to each party’s obligations to complete the Merger, and the circumstances in which each party is permitted to terminate the Merger Agreement. See Dynegy’s Current Report on Form 8-K filed with the SEC on October 30, 2017. In particular, the Vistra Energy Board noted the following terms of the Merger Agreement:

•	Stockholder Approval. The fact that the Vistra Energy stockholders would have an opportunity to vote on the adoption of the Merger Agreement.

•	Ability to Fulfill Fiduciary Duties. The fact that, although the Merger Agreement prohibits Vistra Energy from soliciting or engaging in discussions regarding any transaction to acquire Vistra Energy during the pendency of the Merger, the Merger Agreement allows the Vistra Energy Board to engage in discussions with respect to, and provide information in connection with, a bona fide proposal to acquire Vistra Energy that the Vistra Energy Board determines constitutes or is reasonably expected to result in a superior offer. In addition, the Merger Agreement allows the Vistra Energy Board to change or withdraw its recommendation with respect to the Merger Proposal in the event a superior offer is received or certain material developments or changes in circumstances occur after the execution of the Merger Agreement, and even to terminate the Merger Agreement in order to accept a superior offer to acquire Vistra Energy if, in any of these cases, the Vistra Energy Board determines that a failure to change its recommendation or terminate the Merger Agreement, as applicable, would be inconsistent with the exercise of its fiduciary duties under applicable law, subject to compliance with the terms and conditions of the Merger Agreement, including the payment by Vistra Energy of a termination fee of $100 million to Dynegy if the Merger Agreement is terminated under certain circumstances. See Dynegy’s Current Report on Form 8-K filed with the SEC on October 30, 2017. While these provisions could have the effect of discouraging transaction proposals, these provisions would not preclude such proposals, and the Vistra Energy Board determined that the size of the termination fee payable by Vistra Energy is reasonable in light of the size and benefits of the Merger and not preclusive of a superior offer, if one were to emerge.

•	Burdensome Effect. The fact that Vistra Energy has a right not to complete the Merger in the event of a “burdensome effect” imposed in connection with obtaining regulatory approvals, subject to payment of a $100 million termination fee.

•	Stockholder Support Agreements. The Vistra Energy Board considered the commitments made by the Vistra Energy Principal Stockholders to vote for and otherwise support the Merger and the other transactions contemplated by the Merger Agreement.

•	Impact of the Merger on Communities and Combined Headquarters. The Vistra Energy Board considered the expected impact of the Merger on the communities served by Vistra Energy and the location of the combined company’s headquarters in Irving, Texas.

•	Complementary Cultures and Goals. The Vistra Energy Board considered its view that the corporate cultures and goals of Vistra Energy and Dynegy are compatible, in that both companies are committed to reliability, customer satisfaction, safety and diligent stewardship of economic, human and environmental resources.

Potential Risks of the Merger

The Vistra Energy Board also considered potential risks and other negative factors concerning the Merger in connection with its deliberations of the proposed transaction, including the following:

•	Fixed Exchange Ratio. The Vistra Energy Board considered that the Merger Agreement provides for a fixed exchange ratio and thus the Exchange Ratio will not change based on changes in the trading prices of Vistra Energy Common Stock or Dynegy Common Stock or changes in the business performance or financial results of Vistra Energy or Dynegy. Accordingly, if the value of Dynegy’s businesses declines relative to the value of Vistra Energy’s businesses prior to completion of the Merger, Dynegy stockholders’ percentage ownership in the combined company may exceed Dynegy’s relative contribution to the combined company. However, the Vistra Energy Board determined that the method for determining the Exchange Ratio was appropriate and the risks acceptable in view of the relative intrinsic values and financial performance of Vistra Energy and Dynegy and the historic trading prices of Vistra Energy Common Stock and Dynegy Common Stock. The Vistra Energy Board also noted the inclusion in the Merger Agreement of certain structural protections, such as Vistra Energy’s right to not complete the Merger in the event of a material adverse effect with respect to Dynegy.

•	Regulatory Approvals. The Vistra Energy Board considered that there are regulatory approvals required to complete the Merger and a risk that the applicable governmental authorities may seek to impose unfavorable terms or conditions on the required approvals or not provide a required regulatory approval. The Vistra Energy Board also considered the potential length of the regulatory approval process. The Vistra Energy Board also considered the fact that Vistra Energy must pay Dynegy a termination fee of $100 million in connection with the termination of the Merger Agreement due to failure to obtain the required regulatory approvals or if Vistra Energy elects not to consummate the Merger because a regulatory approval would include any condition or undertaking that would impose a “burdensome effect” on the combined company. See Dynegy’s Current Report on Form 8-K filed with the SEC on October 30, 2017.

•	Failure to Close. The Vistra Energy Board considered the risks and contingencies relating to the announcement and pendency of the Merger and risks and costs to Vistra Energy if the closing of the Merger is not timely consummated, or if the Merger does not close at all, including the potential impact on the relationships between Vistra Energy and its employees, customers, suppliers and other third parties, as well as the potential impact on the trading price of Vistra Energy Common Stock. Additionally, there is the possibility that the Merger may not be completed, or that completion may be unduly delayed, for reasons beyond the control of Vistra Energy and/or Dynegy.

•	Restrictions on Interim Operations. The Vistra Energy Board considered the provisions of the Merger Agreement that impose certain restrictions on the operations of Vistra Energy until completion of the Merger. For further information, see Dynegy’s Current Report on Form 8-K filed with the SEC on October 30, 2017.

•	Transaction Costs and Integration. The Vistra Energy Board considered the substantial costs that will be incurred by both Vistra Energy and Dynegy in connection with the Merger, including legal fees, financial advisory fees, and the significant costs and expenses associated with integrating two businesses of this size. There are also risks and challenges inherent in the combination of two businesses, operations and workforces, including the attendant risks that the anticipated cost savings and synergies and other benefits sought to be obtained from the Merger might not be achieved in the time frame contemplated or to the degree anticipated or at all.

•	Diversion of Focus. The Vistra Energy Board considered the risk that management focus, employee attention and resources for other strategic opportunities, as well as employee attention to operational matters, could be diverted for an extended period of time while the parties work to complete the Merger and integration process.

•	Employment Matters. The Vistra Energy Board considered the risk of losing key Dynegy employees during the pendency of the Merger and thereafter and appropriate steps to retain such employees.

•	Corporate Governance. The Vistra Energy Board considered the composition of the board of directors and management of the combined company and the potential for disagreement among directors and executive officers selected from two different organizations.

•	Dynegy Business Risks. The Vistra Energy Board considered certain risks inherent in Dynegy’s business and operations.

•	Other Risks Considered. The Vistra Energy Board also considered the types and nature of the risks described under the section entitled “Risk Factors” and the matters described under “Cautionary Note Regarding Forward-Looking Statements.”

The foregoing discussion of factors considered by the Vistra Energy Board is not intended to be exhaustive but instead includes material factors considered by the Vistra Energy Board. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Vistra Energy Board did not consider it practical, nor did it attempt, to quantify, rank or otherwise assign relative weights to the different factors it considered in reaching its decision. In addition, individual members of the Vistra Energy Board may have given different weight to different factors.

The Vistra Energy Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, but rather the Vistra Energy Board conducted an overall review of the factors described above, including discussions with the senior management team and outside legal and financial advisors and other consultants.

Dynegy’s Reasons for the Merger; Recommendation of the Dynegy Board

In evaluating the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Dynegy Board consulted with Dynegy senior management and Dynegy’s financial and legal advisors, and in recommending that Dynegy stockholders approve the Merger Proposal, the Dynegy Board considered a number of factors, risks and uncertainties, and a substantial amount of information, including the factors, risks and uncertainties set forth below.

Factors, Risks and Uncertainties

Dynegy Prospects

•	The current public market for shares of Dynegy Common Stock, including the following factors, all of which have negatively affected the price of shares of Dynegy Common Stock and other publicly traded independent power producers:

•	that uncertainty about regulatory, commodity prices and electricity market dynamics affecting the independent power producer industry has caused traditional investors in the sector to lose confidence in the potential for growth, which has resulted in lower valuation multiples for independent power producers, including Dynegy; and

•	that the limited number of publicly traded companies in the independent power producer industry and the decline in the total investible market capitalization of companies in the sector are impediments to traditional long term investors continuing to invest in the industry.

•	Dynegy’s current and historical business, financial condition, results of operations, competitive position, strategic options, capital requirements and prospects, and the nature of the industry and regulatory environment in which Dynegy competes, including:

•	that the energy commodities sector generally and U.S. energy (power) market, and in particular the independent power producer industry, continue to face a challenging environment; and

•	Dynegy’s current strategic plan (including its plan to strengthen its balance sheet and credit metrics by improving earnings via its earnings and cost improvement project, intrinsic growth of its retail business and identification and pursuit of extrinsic growth opportunities, and long-term allocation of capital to renewable opportunities that provide the appropriate risk adjusted returns), and prospects (including Dynegy’s current and projected debt leverage profile) if Dynegy were to remain a stand-alone publicly traded company, and the potential impact of those factors on the trading price of shares of Dynegy Common Stock (which cannot be quantified numerically).

•	The prospective risks associated with Dynegy continuing as a stand-alone publicly traded company, including the risks and uncertainties with respect to (1) achieving its growth, operating cash flow and profitability targets in light of the current and foreseeable market conditions, including the risks and uncertainties in the U.S. and the global economy generally and the power industry specifically, (2) general market conditions and volatility, including the performance of broad-based stock market indices and exchanges, and (3) risks and uncertainties described in the “Risk Factors” set forth in the Dynegy 2016 Form 10-K.

Prospects of the Combined Company

•	The combined company is expected to achieve annual run-rate EBITDA enhancements and annual run-rate free cash flow benefits from balance sheet and capital expenditure efficiencies.

•	The combined company is expected to benefit from legacy Dynegy Net Operating Loss Carryforwards.

•	The combined company would have a stronger financial profile that is expected to facilitate faster long-term earnings growth due to a stronger balance sheet (including a better debt leverage profile), a more flexible capital structure, and projected robust cash flows that should position the combined company for expanded growth reinvestments, increased return of capital to stockholders and an enhanced platform to pursue potential M&A opportunities.

•	The combined company is projected to create the lowest-cost integrated power company in the industry and to position the combined company as the leading integrated retail and generation platform throughout key competitive power markets in the United States, serving approximately 240,000 commercial and industrial customers and 2.7 million residential customers in five top retail states.

•	The Merger enables Dynegy to accelerate its strategic plan to transition to an integrated business model, combining generation and retail, which would be difficult to achieve in a short period of time, on a stand-alone basis.

Financial Terms; Certainty of Value

•	The Exchange Ratio (0.652 shares of Vistra Energy Common Stock per each share of Dynegy Common Stock) represents an implied price of $13.24 per share of Dynegy Common Stock, based on the closing sale price of Vistra Energy Common Stock on the NYSE on October 27, 2017, the last full trading day prior to the date of the Merger Agreement, which is a premium of approximately 82% over the closing sale price per share of Dynegy Common Stock on the NYSE of $7.26 on May 18, 2017, the last full trading day prior to the publication of an article in The Wall Street Journal reporting that Vistra Energy had approached Dynegy about a potential combination transaction.

•	The Dynegy Board’s belief that the Exchange Ratio is more favorable to Dynegy stockholders than the risk-adjusted potential value that might result from the strategic alternatives reasonably available to Dynegy (including the alternative of remaining a stand-alone publicly traded company and other strategic alternatives that might be pursued by Dynegy, such as strategic business combinations, acquisitions of other businesses by Dynegy and dispositions of certain business segments of Dynegy).

•	The Exchange Ratio resulted from extensive negotiations between the parties.

•	It is expected that, immediately following the effective time of the Merger, former holders of Dynegy Common Stock will own approximately 21% of the combined company’s fully diluted equity.

•	The opinion of Morgan Stanley to the Dynegy Board to the effect that, as of the date thereof and based upon and subject to certain assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley, the Exchange Ratio pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of shares of Dynegy Common Stock (other than the holders of the cancelled shares).

•	The financial presentation of PJT Partners and its opinion that, as of the date thereof and based upon and subject to the qualifications, limitations and assumptions set forth therein, the Exchange Ratio pursuant to the Merger Agreement was fair to the Dynegy stockholders (other than the holders of the cancelled shares and the Dynegy Principal Stockholders) from a financial point of view.

Strategic Alternatives

•	The Dynegy Board reviewed strategic alternatives available to Dynegy, including potential transactions with other counterparties, including another publicly traded strategic company.

•	Dynegy senior management and financial advisor perspectives that potential counterparties to other alternative strategic alternative transactions, including strategic companies and financial sponsors, would either not be interested or capable of pursuing such transactions on terms as favorable as the transaction with Vistra Energy.

•	Following publicly reported rumors regarding a potential combination of Dynegy and Vistra Energy, no party indicated to Dynegy that it was interested in a possible merger or other strategic transaction with Dynegy.

Certain Terms of the Merger Agreement

•	The fact that the Dynegy stockholders would have an opportunity to vote on the adoption of the Merger Agreement.

•	Although the closing of the Merger is subject to regulatory approval, including U.S. antitrust approval, FERC approval, PUCT approval and NYPSC approval, the Dynegy Board believes that the parties will be able to obtain all required regulatory approvals and, in the event (1) the parties are unable to obtain all required regulatory approvals (other than with respect to the NYPSC approval), (2) the terms and conditions of such approvals, individually or in the aggregate, impose specified burdensome effects (as defined in the Merger Agreement) and Vistra Energy elects not to consummate the Merger as a result, or (3) Vistra Energy breaches its obligations with respect to obtaining required regulatory approvals and the Merger Agreement is terminated in certain circumstances, Vistra Energy must pay Dynegy a termination fee of $100 million;

•	Vistra Energy will be required to pay Dynegy a termination fee of $100 million in the event the Merger Agreement is terminated (1) due to the Vistra Energy Board changing its recommendation in favor of the Merger or (2) in order for Vistra Energy to enter into a definitive agreement for a superior transaction.

•	Vistra Energy is obligated to reimburse Dynegy for certain fees and expenses up to $22 million in the event Vistra Energy stockholders do not approve the Merger Proposal or the Proposed Stock Issuance.

•	The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, with the result that a U.S. holder of Dynegy Common Stock generally would not recognize any gain or loss upon receipt of Vistra Energy Common Stock solely in exchange for Dynegy Common Stock in the Merger, except with respect to cash received in lieu of fractional shares of Vistra Energy Common Stock.

•	The governance provisions of the Merger Agreement specify that immediately after the effective time of the Merger, the board of directors of the combined company will be comprised of eleven members, with three of those members being current members of the Dynegy Board.

•	There is no third-party consent condition to the closing of the Merger.

•	Dynegy is permitted to seek specific performance remedies to cause Vistra Energy to perform its obligations under the Merger Agreement, including its obligation to close the Merger after the satisfaction or waiver of all applicable closing conditions.

•	The end date under the Merger Agreement, after which Dynegy or Vistra Energy, subject to specified exceptions, may terminate the Merger Agreement, allows for sufficient time to close the Merger.

•	The Dynegy Principal Stockholders entered into the Dynegy Stockholder Support Agreements. Pursuant to such merger support agreements, each of the Dynegy Principal Stockholders agreed to vote its shares of Dynegy Common Stock, as applicable, to approve the Merger Proposal. The Dynegy Stockholder Support Agreements will automatically terminate upon the earliest to occur of (i) a change of recommendation by the Dynegy Board, (ii) the termination of the Merger Agreement in accordance with its terms or (iii) the effective time of the Merger.

Dynegy No-Shop Provisions

•	Prior to obtaining Dynegy stockholder approval of the Merger Proposal, Dynegy is restricted from soliciting transactions from third parties as an alternative to the Merger. However, Dynegy may furnish information with respect to Dynegy and its subsidiaries to, or enter into discussions and negotiations with, third parties in connection with a written competing proposal that does not result from a breach of Dynegy’s non-solicitation obligations if the Dynegy Board determines in good faith (after consultation with a financial advisor and outside legal counsel) that such competing proposal constitutes or would reasonably be expected to result in a superior proposal.

•	Subject to compliance with the terms of the Merger Agreement, in response to the receipt of a written superior proposal that does not result from a breach of Dynegy’s non-solicitation obligations, the Dynegy Board may change its recommendation to Dynegy stockholders that they vote “FOR” the Merger Proposal or authorize Dynegy to terminate the Merger Agreement if the Dynegy Board determines in good faith (after consultation with outside legal counsel) that the failure to make such change in recommendation or to authorize such termination would be inconsistent with the Dynegy Board’s fiduciary duties under applicable law, subject to a four-business-day “match right” that would allow Vistra Energy to match a superior proposal, and which will renew for two additional business days upon any material revisions to the terms of the superior proposal.

•	Subject to compliance with the terms of the Merger Agreement, in response to certain developments that materially improves the business, assets or operations of Dynegy and its subsidiaries, taken as a whole, that was not known to the Dynegy Board or reasonably foreseeable as of the date of the Merger Agreement, the Dynegy Board may change its recommendation to Dynegy stockholders that they vote “FOR” the Merger Proposal if the Dynegy Board determines in good faith (after consultation with outside legal counsel) that the failure to make such change in recommendation would be inconsistent with the Dynegy Board’s fiduciary duties under applicable law, subject to a four-business-day “match right” that would allow Vistra Energy to improve the terms of the Merger Agreement to Dynegy.

•	The structure of the transaction as a merger allows sufficient time for a third party to make a superior proposal if it desires to do so.

•	The Dynegy Board’s consideration of the foregoing provisions in the context of other strategic alternatives available to Dynegy, including hypothetical strategic transactions with parties other than Vistra Energy, and the Dynegy financial advisors’ presentations regarding the likelihood that such parties would be interested in pursuing any such strategic transaction, and publicly reported rumors regarding a strategic transaction between Dynegy and Vistra Energy.

•	The Dynegy Board’s belief, in light of the foregoing context, that it was unlikely that any third party would make a competing proposal to acquire Dynegy. Further, the Dynegy Board believes that the no-shop provisions were reasonable in light of such context, consistent with non-solicitation provisions in comparable transactions, and not preclusive of other offers.

•	The Merger Agreement requires Dynegy to pay Vistra Energy a termination fee of $87,000,000, or approximately 4% of the implied equity value and approximately 1% of the implied enterprise value of Dynegy based on the Exchange Ratio as of the date of the Merger Agreement, if Vistra Energy terminates the Merger Agreement because the Dynegy Board changes its recommendation to Dynegy stockholders or if Dynegy terminates the Merger Agreement to enter into a definitive agreement for a superior proposal, which the Dynegy Board believes is reasonable in light of the circumstances (including the context discussed above, the overall terms of the Merger Agreement and the amount of such termination fee being consistent with fees in comparable transactions and not preclusive of other offers).

Risks, Uncertainties and Other Factors Weighing Negatively Against the Merger

•	The Exchange Ratio is fixed and will not change based on changes in the trading prices of Vistra Energy Common Stock or Dynegy Common Stock or changes in the business performance or financial results of Vistra Energy or Dynegy. Accordingly, if the value of Dynegy’s businesses increases relative to the value of Vistra Energy’s businesses prior to completion of the Merger, Dynegy stockholders’ percentage ownership in the combined company may be less than Dynegy’s relative contribution to the combined company. However, the Dynegy Board determined that the method for determining the Exchange Ratio was appropriate and the risks acceptable in view of the relative intrinsic values and financial performance of Vistra Energy and Dynegy and the historic trading prices of Vistra Energy Common Stock and Dynegy Common Stock. The Dynegy Board also noted the inclusion in the Merger Agreement of certain structural protections, such as the Dynegy Board’s right to change its recommendation in the event of certain unforeseeable developments or changes in circumstances that materially improve Dynegy’s and its subsidiaries’ business, assets or operations, taken as a whole.

•	The risk that the Merger will be delayed or will not be completed, including the risk that the required U.S. antitrust approval, FERC approval, PUCT approval or NYPSC approval for the Merger may not be obtained.

•	The risk that, as a condition to granting a required regulatory approval, a governmental entity may impose conditions that materially change the expected financial position, assets or results of operations of the combined company after the effective time of the Merger.

•	The potential loss of value to Dynegy stockholders and the potential negative impact on the financial position, operations and prospects of Dynegy if the Merger is delayed or is not completed for any reason.

•	The risk, if the Merger is not consummated, that the pendency of the Merger could affect adversely the relationship of Dynegy and its subsidiaries with their respective regulators, customers, employees, suppliers, agents and others with whom they have business dealings.

•

Vistra Energy may furnish information with respect to Vistra Energy and its subsidiaries to, or enter into discussions and negotiations with, third parties in connection with a written competing proposal that does not result from a breach of Vistra Energy’s non-solicitation obligations if the Vistra Energy Board determines in good faith (after consultation with a financial advisor and outside legal counsel) that such competing proposal constitutes or would reasonably be expected to result in a superior proposal.

•	Subject to compliance with the terms of the Merger Agreement, in response to the receipt of a written superior proposal that does not result from a breach of Vistra Energy’s non-solicitation obligations, the Vistra Energy Board may change its recommendation to Vistra Energy stockholders that they approve the Merger Proposal or authorize Vistra Energy to terminate the Merger Agreement if the Vistra Energy Board determines in good faith (after consultation with a financial advisor and outside legal counsel) that the failure to make such change in recommendation or to authorize such termination would be inconsistent with the Vistra Energy Board’s fiduciary duties under applicable law, subject to a four business day “match right” that would allow Dynegy to match a superior proposal, and which will renew for two additional business days upon any material revisions to the terms of the superior proposal.

•	Subject to compliance with the terms of the Merger Agreement, in response to certain developments that materially improves the business, assets or operations of Vistra Energy and its subsidiaries, taken as a whole, that was not known to the Vistra Energy Board or reasonably foreseeable as of the date of the Merger Agreement, the Vistra Energy Board may change its recommendation to Vistra Energy stockholders that they approve the Merger Proposal if the Vistra Energy Board determines in good faith (after consultation with a financial advisor and outside legal counsel) that the failure to make such change in recommendation would be inconsistent with the Vistra Energy Board’s fiduciary duties under applicable law, subject to a four business day “match right” that would allow Dynegy to improve the terms of the Merger Agreement to Vistra Energy.

•	The terms of the Merger Agreement that restrict the conduct of Dynegy’s businesses prior to completion of the Merger, which may delay or prevent Dynegy from undertaking business opportunities that may arise prior to completion of the Merger and the resultant risk if the Merger is not consummated.

•	The substantial costs to be incurred in connection with the Merger, including (1) the substantial management time and effort required to close the Merger and the related disruption to Dynegy’s day-to-day operations during the interim period between execution of the Merger Agreement and the closing, (2) the expenses arising from potential litigation and (3) transaction expenses arising from the Merger.

•	The challenges inherent in combining the businesses, operations and workforces of Dynegy and Vistra Energy.

•	The number of Dynegy directors on the board of directors of the combined company will represent less than half of the members of the combined company’s board of directors.

•	Forecasts of future results of operations and benefits are necessarily estimates based on assumptions, the risk of not realizing anticipated benefits and cost savings between Dynegy and Vistra Energy and the potential risk that other anticipated benefits might not be realized.

•	The risk that Dynegy may be required to reimburse Vistra Energy for certain fees and expenses up to $22 million if Dynegy stockholders do not approve the Merger Proposal.

•	The absence of appraisal rights for Dynegy stockholders.

•

The Dynegy Board also was apprised of certain interests in the Merger of Dynegy’s directors and executive officers that may be different from, or in addition to, the interests of Dynegy stockholders generally. These interests include (1) the continued service of certain directors of Dynegy as directors of Vistra Energy, (2) the treatment of equity incentive awards, including acceleration of vesting under Dynegy PSUs upon consummation of the Merger and the potential for accelerated vesting of other awards upon a qualifying termination of employment following the Merger, (3) the potential for enhanced severance benefits for executive officers upon a qualifying termination of employment following the Merger and (4) the interests of Dynegy’s directors and officers in continued indemnification and insurance coverage that will be provided by the surviving corporation following the effective time of the Merger pursuant to the terms of the Merger Agreement.

Other Considerations

•	The Dynegy Board’s fiduciary duties in light of the foregoing.

•	The resolutions approving the Merger Agreement were unanimously approved by the Dynegy Board, which is comprised of a majority of independent directors and not employees of Dynegy or any of its subsidiaries and which retained and received advice from Dynegy’s outside legal counsel and financial advisors.

Conclusion

The Dynegy Board unanimously believes that, overall, the potential benefits of the Merger to Dynegy stockholders outweigh the risks and uncertainties of the Merger.

The foregoing discussion of factors considered by the Dynegy Board is not intended to be exhaustive but instead includes material factors considered by the Dynegy Board. In light of the variety of factors considered in connection with its evaluation of the Merger, including the factors set forth above and other factors, the Dynegy Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Dynegy Board applied his or her own personal business judgment to the process and may have given different weight to different factors. The Dynegy Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Dynegy Board based its recommendation on the totality of the information presented.

INFORMATION ABOUT VISTRA ENERGY

Business

Vistra Energy operates as an integrated company that provides complete electricity solutions to its customers and to the broader ERCOT market. Vistra Energy is comprised of:

•	Vistra Energy’s brand name retail electricity provider business, TXU Energy™, which is the largest retailer of electricity in Texas with approximately 1.7 million residential, commercial and industrial customers as of September 30, 2017, and maintains the highest residential customer retention rate of any Texas retail provider in its respective core market;

•	Vistra Energy’s electricity generation business, Luminant, which is the largest generator of electricity in ERCOT, operating approximately 13,600 MW of fuel-diverse installed capacity in ERCOT;

•	Vistra Energy’s wholesale commodity risk management operation, which dispatches its generation fleet in response to market conditions, markets the electricity generated by Vistra Energy’s facilities to its customers (including TXU Energy) and the broader ERCOT market, procures fuel from third parties for use at Vistra Energy’s electric generating facilities and performs the risk management services for Luminant and TXU Energy that enables the delivery of cost-effective electricity to the wholesale market and retail end-users;

•	Vistra Energy’s mining, fuel handling and logistics operations, which supply fuel to its diverse fleet of electric generating facilities and manage its real property holdings throughout the enterprise; and

•	Vistra Energy’s efficient, low-cost support organizations, which provide the necessary services to meet its compliance obligations, support its integrated electricity solutions and assist in conducting its business in an environmentally responsible and regulatory-compliant manner.

All of Vistra Energy’s operations teams (mining and fuel handling; wholesale commodity risk management, asset optimization and generation fleet dispatch; power generation; retail electricity marketing, sales and services; and strategic sourcing, supply chain and procurement) are integrated. The integrated nature of these operations allows Vistra Energy, where appropriate, to manage these operations with close alignment, which Vistra Energy believes provides better market insight and a reduction of the impact of commodity price volatility as compared to Vistra Energy’s non-integrated competitors. The balance between Vistra Energy’s retail and wholesale operations creates a uniquely integrated company that is the largest power generator and retail provider of electricity in Texas. Vistra Energy sells retail electricity and value-added services, primarily through TXU Energy, to approximately 1.7 million residential, commercial and industrial customers in Texas as of September 30, 2017. Additionally, Vistra Energy sells electricity and related products generated by its fleet of electric generating units, which had an aggregate of approximately 13,600 MW of generating capacity. Vistra Energy also procures wholesale electricity and related commodities to fuel its generation facilities and supply its retail business. Vistra Energy also manages a well-established mining operation that has over 40 years of experience in supplying fuel to its fleet in a safe and environmentally responsible manner. Vistra Energy’s generation portfolio is diverse and flexible in terms of fuel types and dispatch characteristics, which enables Vistra Energy to respond to changing market conditions and regulatory developments. The charts below show Vistra Energy’s market-leading position among power generators and electricity retailers in Texas. Vistra Energy believes the combination of these charts illustrates the unique opportunity that is created from its integrated business model.

Date: September 2017 Source: SNL, a subscription service of S&P Global Market Intelligence, and EIA	Date: 2016 Source: EIA Note: Rankings do not combine a company that may own multiple brands.

As of September 30, 2017, Vistra Energy had approximately 4,238 employees.

Vistra Energy’s Integrated Business Model

Vistra Energy believes the key factor that distinguishes it from others in its industry is the integrated nature of its business (i.e., pairing Luminant’s reliable and efficient mining, generating and wholesale commodity risk management capabilities with TXU Energy’s retail platform) which, in Vistra Energy’s view, represents a unique company structure in the competitive ERCOT market and other competitive electricity markets across the country. Vistra Energy believes its integrated business model creates a unique opportunity because, relative to its non-integrated competitors, it reduces Vistra Energy’s exposure to commodity price movements and provides an opportunity for greater earnings stability. Consequently, Vistra Energy’s integrated business model will be at the core of its business strategy.

The chart below depicts the integrated nature of Vistra Energy’s business and summarizes the key advantages of its integrated business model.

To further illustrate the benefits of Vistra Energy’s integrated business model, the chart below highlights the competitive advantages Vistra Energy believes its integrated business model offers as compared to its non-integrated competitors (i.e., pure-play IPPs and non-integrated REPs).

	IPP Model— Competitive Pressures	Retail Model— Competitive Pressures	Vistra Energy— Integrated Advantage
Commodity Exposure Related	• Low-price environment puts pressure on “long” commodity IPP model • Lack of depth of wholesale market makes meaningful long-term hedging challenging	• Low-price environment encourages competitive entry • Lack of market depth to hedge supply requirements presents risk management issue	• Mitigates cash flow volatility from exposure to commodity prices • Retail channel provides an internal offset to generation (and vice versa) • Lower hedging transaction and collateral costs

Impact of Technology	• Technology advancement in, and subsidization of, wind, solar, and storage • Low load growth environment; trends toward distributed generation and efficiency	• Trend towards energy efficiency and “green” products	• Opportunity to use customer channels to expand integrated model to new technology • Creates new ways to engage customers and promotes long term relationships

New Entrants	• Continued new build at questionable economics leads to high reserve margins & volatility in capacity prices	• Very aggressive / unsustainable pricing from new entrants / competitors	• Retail and wholesale diversification provides earnings stability and capital efficiencies relative to pure-play new entrants

	IPP Model— Competitive Pressures	Retail Model— Competitive Pressures	Vistra Energy— Integrated Advantage

Regulatory/ Political	• Regulatory and political focus on emissions • Considerable oversight with numerous restrictions on market behavior • Onerous rules regarding asset retirement

•       ERCOT is only fully competitive retail market in North America (price-to-beat expired in 2007)

•       Non-ERCOT retail market faces structural challenges

•       Default provider sets effective ceiling price

•       Utilities retain most customers and the customer interface, limiting opportunities to differentiate

• As largest retail provider in ERCOT, the only fully deregulated retail market, TXU Energy lowers risk profile of overall portfolio compared to competitors in other markets

While Vistra Energy does not believe there are any material risks specifically related to its integrated business model, see “Risk Factors—Risks Related to Vistra Energy” for a description of the material risks Vistra Energy’s business faces.

Vistra Energy’s Operations

Vistra Energy’s primary operations consist of electricity solutions, including retail sales of electricity and related products to end users, power generation (including operations and maintenance and outage and project management) and sales of electric generating unit output in the wholesale marketplace, asset optimization and commodity risk management performed on an integrated basis for its retail and wholesale positions, and fuel logistics and management. These operations work together on an integrated basis, which allows Vistra Energy to realize efficiencies and alignment in all aspects of the electricity generation and sales operation.

Vistra Energy operates solely in the growing ERCOT electricity market, which it views as one of the most attractive power markets in the United States. As described in more detail below, ERCOT is an ISO that manages the flow of electricity to approximately 24 million Texas customers, representing approximately 90% of the state’s load, and spanning approximately 75% of its geography, as of September 30, 2017.

Retail

Texas has one of the fastest growing populations of any state in the United States and has a diverse economy, which has resulted in a significant and growing competitive retail electricity market. Vistra Energy is an active participant in the competitive ERCOT market and continues to be a market leader, which it believes is driven by, among other things, having one of the lowest customer complaint rates, according to the PUCT, having an integrated power generation operation that allows Vistra Energy to efficiently obtain the electricity needed to serve its customers at the lowest cost, and leveraging the experience of its wholesale commodity risk management operations to optimize its cost to procure electricity and other products on behalf of its customers. Vistra Energy provided electricity to approximately 24% and 18% of the residential and commercial customers in ERCOT, respectively, as of December 31, 2016. Vistra Energy believes they have differentiated themselves by providing a distinctive customer experience predicated on delivering reliable and innovative power products and solutions to its customers, such as Free Nights and Free Weekends residential plans, MyEnergy DashboardSM, TXU Energy’s iThermostat product and mobile solutions, the TXU Energy Rewards program, the TXU Energy Green UPSM renewable energy credit program and a diverse set of solar options, which give its customers choice, convenience and control over how and when they use electricity and related services. Vistra Energy competitively markets its retail electricity and related services to acquire, serve and retain both retail and wholesale customers. Vistra Energy’s wholesale customers represent a cross section of industrial users, other competitive retail electric providers, municipalities, cooperatives and other end-users of electricity. Vistra Energy believes it is situated to better serve its retail customers through its unique affiliation with its wholesale commodity risk management personnel who can structure products and contracts in a way that offers significant value compared to stand-alone retail electric providers. Additionally, Vistra Energy’s wholesale commodity risk management business protects its retail business from power price volatility, by allowing it to bypass bid-ask spread in the market (particularly for illiquid products and time periods), which results in significantly lower collateral costs for its retail business as compared to other, non-integrated retail electric providers. Moreover, Vistra Energy’s retail business reduces, to some extent, the exposure of its wholesale generation business to wholesale power price volatility. This is because the retail load requirements of Vistra Energy’s retail operations (primarily TXU Energy) provide a natural offset to the length of Luminant’s generation portfolio thereby reducing the exposure to wholesale power price volatility as compared to a non-integrated pure-play IPP.

Generation

Vistra Energy’s power generation fleet is diverse and flexible in terms of dispatch characteristics as its fleet includes baseload, intermediate/load following and peaking generation. Vistra Energy’s wholesale commodity risk management business is responsible for dispatching its generation fleet in response to market needs after implementing portfolio optimization strategies, thus linking and integrating the generation fleet production with its retail customer and wholesale sales opportunities. Market demand, also known as load, faced by an electric power system such as ERCOT varies from moment to moment as a result of changes in business and residential demand, much of which is driven by weather. Unlike most other commodities, the production and consumption of electricity must remain balanced on an instantaneous basis. There is a certain baseline demand for electricity across an electric power system that occurs throughout the day, which is typically satisfied by baseload generating units with low variable operating costs. Baseload generating units can also increase output to satisfy certain incremental demand and reduce output when demand is unusually low. Intermediate/load-following generating units, which can more efficiently change their output to satisfy increases in demand, typically satisfy a large proportion of changes in intraday load as they respond to daily increases in demand or unexpected changes in supply created by reduced generation from renewable resources or other generator outages. Peak daily loads are typically satisfied by peaking units. Peaking units are typically the most expensive to operate, but they can quickly start up and shut down to meet brief peaks in demand. In general, baseload units, intermediate/load-following units and peaking units are dispatched into the ERCOT grid in order from lowest to highest variable cost. Price formation in ERCOT, as with other competitive power markets in the United States, is typically based on the highest variable cost unit that clears the market to satisfy system demand at a given point in time.

Vistra Energy’s Fleet

The following description excludes three power plants (Monticello, Big Brown and Sandow) with a total installed nameplate generation capacity of approximately 4,167 MW that are scheduled to be retired in the first quarter of 2018. Luminant announced the retirement of these uneconomic units in September and October of 2017 and ERCOT has determined that the units are not needed for system reliability purposes.

Luminant’s generation fleet consists of 49 power generation units, all of which are wholly owned and operate within the ERCOT electricity market, with the location, fuel types, dispatch characteristics and total installed nameplate generation capacity for each generation facility shown in the table below:

Name	Location (all in the state of Texas)	Fuel Type	Dispatch Type	Installed Nameplate Capacity Generation	Number of Units
Comanche Peak	Somervell County	Nuclear	Baseload	2,300	2
Oak Grove	Robertson County	Lignite	Baseload	1,600	2
Martin Lake	Rusk County	Lignite/Coal	Intermediate/Load Following	2,250	3
Forney	Kaufman County	Natural Gas (CCGT)	Intermediate/Load Following	1,912	8
Lamar	Lamar County	Natural Gas (CCGT)	Intermediate/Load Following	1,076	6
Odessa	Ector County	Natural Gas (CCGT)	Intermediate/Load Following	1,054	6
Morgan Creek	Mitchell County	Natural Gas (CT)	Peaking	390	6
Permian Basin	Ward County	Natural Gas (CT)	Peaking	325	5
DeCordova	Hood County	Natural Gas (CT)	Peaking	260	4
Lake Hubbard	Dallas County	Natural Gas (Steam)	Peaking	921	2
Stryker Creek(1)	Cherokee County	Natural Gas (Steam)	Peaking	685	2
Graham(1)	Young County	Natural Gas (Steam)	Peaking	630	2
Trinidad(1)	Henderson County	Natural Gas (Steam)	Peaking	244	1

Total				13,647	49

Note:    (1) Vistra Energy is currently conducting a competitive sales process for its Big Brown, Stryker Creek, Graham and Trinidad units

Vistra Energy’s wholesale commodity risk management business also procures renewable energy credits from wind generation to support its electricity sales to wholesale and retail customers to satisfy the increasing demand for renewable resources from such customers. As of September 30, 2017, Vistra Energy had long-term PPAs to annually procure approximately 390 MW of renewable energy. These renewable generation sources deliver electricity when conditions make them available, and, when on-line, they generally compete with baseload units. Because they cannot be relied upon to meet demand continuously due to their dependence on weather and time of day, these generation sources are categorized as non-dispatchable and create the need for intermediate/load-following resources to respond to changes in their output.

Vistra Energy’s generation resources, which represented approximately 19.1% of the generation capacity in ERCOT as of September 30, 2017, allow Vistra Energy to annually generate, procure and sell approximately 85-90 TWh of electricity to wholesale and retail customers from nuclear, natural gas, lignite, coal and renewable generation resources. After taking into consideration the announced generation plant retirements, market and operating factors Vistra Energy expect to generate and sell approximately 70 to 75 TWh of electricity in 2018.

The map below shows Vistra Energy’s significant footprint in Texas and further demonstrates the integrated nature of Vistra Energy’s business.

Fuel Supply

Nuclear

Vistra Energy operates two nuclear generation units at the Comanche Peak Facility plant site, each of which is designed for a capacity of 1,150 MW. Comanche Peak Unit 1 and Unit 2 went into commercial operation in 1990 and 1993, respectively, and are generally operated at full capacity. Refueling (nuclear fuel assembly replacement) outages for each unit are scheduled to occur every eighteen months during the spring or fall off-peak demand periods. Every three years, the refueling cycle results in the refueling of both units during the same year, the latest of which occurred during 2017. While one unit is undergoing a refueling outage, the remaining unit is intended to operate at full capacity. During a refueling outage, other maintenance, modification and testing activities are completed that cannot be accomplished when the unit is in operation. Over the last three years the refueling outage period per unit has ranged from 29 to 54 days. The Comanche Peak Facility operated at a capacity factor of 83.9% for the nine months ended September 30, 2017, and 100.9%, 99.0% and 92.5% in 2016, 2015 and 2014, respectively. The capacity factor for the nine months ended September 30, 2017 reflected an unplanned outage at one of the units between June and August 2017.

Vistra Energy has contracts in place for all its nuclear fuel requirements for 2017. Vistra Energy has contracts in place for the majority of its nuclear fuel requirements through 2018. Vistra Energy does not anticipate any significant difficulties in acquiring uranium and contracting for associated conversion, enrichment and fabrication services in the foreseeable future.

The nuclear industry has developed ways to store used nuclear fuel on site at nuclear generation facilities, primarily through the use of dry cask storage, since there are no facilities for reprocessing or disposal of used nuclear fuel currently in operation in the United States. Luminant stores its used nuclear fuel on-site in storage pools or dry cask storage facilities and believes its on-site used nuclear fuel storage capability is sufficient for the foreseeable future.

Lignite/Coal

Vistra Energy’s lignite/coal-fueled generation fleet capacity totals 3,850 MW (excluding the generation assets that are being retired at the start of 2018). Maintenance outages at these units are scheduled during the spring or fall off-peak demand periods.

Vistra Energy satisfies all of its fuel requirements at the Oak Grove generation facility with lignite that it mines. Vistra Energy meets its fuel requirements for the Martin Lake generation unit by blending lignite it mines with coal purchased from multiple suppliers under contracts of various lengths and transported from the Powder River Basin to its generation plants by railcar. In 2016, approximately 68% of the fuel used at the Martin Lake generation facility was supplied from surface minable lignite reserves dedicated to it, which is located adjacent to the reserves.

Natural Gas

Vistra Energy’s natural gas-fueled generation fleet capacity totals 7,497 MW. In April 2016, Vistra Energy acquired La Frontera Holdings, LLC the indirect owner of two combined-cycle gas turbine (CCGT) natural gas fueled generation facilities located in ERCOT. The facility in Forney, Texas (8 units) has a capacity of 1,912 MW and the facility in Paris, Texas (6 units) has a capacity of 1,076 MW. In August 2017, Vistra Energy acquired a facility in Odessa, Texas (6 units) with a capacity of 1,054 MW. The acquisitions diversified Vistra Energy’s fuel mix and increased the dispatch flexibility in its fleet.

Vistra Energy also operates combustion turbine (CT) facilities at Morgan Creek (6 units), Permian Basin (5 units), DeCordova (4 units), plant sites and steam facilities at Lake Hubbard (2 units), Stryker Creek (2 units), Graham (2 units) and Trinidad (1 unit) plant sites. The CT and steam plants are peaking units which provide Vistra Energy the ability to meet increased demand from its retail customers during high market price intervals with available generation capacity and provide other wholesale opportunities.

Vistra Energy satisfies its fuel requirements at these facilities through a combination of spot market and near-term purchase contracts. Additionally, Vistra Energy has near-term natural gas transportation agreements in place for all of its sites to ensure reliable fuel supply.

Vistra Energy’s Competitive Strengths

Vistra Energy believes it is well-positioned to execute its business strategy of delivering long-term value to its stakeholders based on, among others, the following competitive strengths:

Uniquely situated integrated energy company.

Vistra Energy believes the key factor that distinguishes it from others in its industry is the integrated nature of its business (i.e., pairing Luminant’s reliable and efficient mining, generating and wholesale commodity risk management capabilities with TXU Energy’s retail platform). Vistra Energy believes this is a unique company structure in the competitive ERCOT market and other competitive electricity markets across the country. It is Vistra Energy’s view that its integrated business model provides a competitive advantage and results in more stable earnings under all market environments relative to its non-integrated competitors. In general, non-integrated electricity retailers are subject to wholesale power price and resulting cash flow volatility when demand increases or supply tightens, which can potentially result in significant losses if an electricity retailer is not appropriately hedged. However, because Vistra Energy’s integrated business model enables it to manage through various price environments, Vistra Energy believes its retail operations (primarily TXU Energy) are not as exposed to wholesale power price volatility as non-integrated retail power companies. Moreover, given the retail load requirements of Vistra Energy’s retail operations (primarily TXU Energy), the length of Luminant’s generation portfolio is not as exposed to wholesale power price volatility as compared to a non-integrated pure-play IPP. Additionally, Vistra Energy’s mining operations provide an alternative to other coal procurement sources and give it more flexibility in reaching the most cost-effective arrangements for its coal-fueled facilities. Vistra Energy believes these advantages make its business less subject to volatility risk than pure-play IPPs and non-integrated retail electric providers. Furthermore, Vistra Energy believes its integrated business model allows it to reduce sourcing and transaction costs and minimize credit and collateral requirements.

Highly valued retail brand and customer-focused operations.

Vistra Energy’s retail business has been operating in the competitive retail electricity market in Texas under the TXU EnergyTM brand since 2002. Vistra Energy believes this has created strong brand recognition throughout ERCOT, enabling Vistra Energy to effectively acquire, serve and retain a broad spectrum of retail electricity customers. Vistra Energy’s TXU Energy™ brand is viewed by customers as a symbol of a trustworthy, customer-centric, innovative and dependable electricity service. By leveraging Vistra Energy’s retail marketing capabilities, commitment to product innovation and deep knowledge of the ERCOT market and its customer base, Vistra Energy believes that it can maintain and grow its position as the largest retailer of electricity in the highly competitive ERCOT retail market. Vistra Energy has an operating model that has delivered attractive margins and strong customer satisfaction that has been consistently ranked by the PUCT as having among the lowest customer complaint rates in the ERCOT market. Vistra Energy drives positive results in its retail electricity business by functioning as a technology driven, multi-channel marketer with advanced analytics and product development capabilities. Vistra Energy has leveraged these capabilities and the TXU Energy™ brand to deliver a wide range of innovative power products and services to its customers, including Free Nights and Weekends residential plans, MyEnergy DashboardSM, TXU Energy’s iThermostat product and mobile solutions, the TXU Energy Rewards program, the TXU Energy Green UpSM renewable energy credit program and a diverse set of solar options, which give its customers choice, convenience and control over how and when they use electricity and related services. Vistra Energy believes its strong customer service, innovative products and trusted brand recognition have resulted in it maintaining the highest residential customer retention rate of any Texas retail electric provider in its respective core market.

Diversified generation sources and critical energy infrastructure.

Vistra Energy maintains operational flexibility to provide reliable and responsive power under a variety of market conditions by utilizing generation sources that are diverse and flexible in terms of fuel types (nuclear, lignite, coal, natural gas and renewables) and dispatch characteristics (baseload, intermediate/load-following, peaking and non-dispatchable). These generation sources feature the following characteristics:

•	Except for periods of scheduled maintenance activities, Vistra Energy’s nuclear-fueled units are generally available to run at capacity.

•	Except for periods of scheduled maintenance activities, Vistra Energy’s lignite- and coal-fueled units are available to run at capacity or seasonally, depending on market conditions (i.e., during periods when wholesale electricity prices are greater than the unit’s variable production costs). Certain of these units run only during the summer peak period and at times go into seasonal layup during the months with lower seasonal demand.

•	Vistra Energy’s CCGT units generally run during the intermediate/load-following periods of the daily supply curve.

•

Vistra Energy’s natural gas-fueled generation peaking units supplement the aggregate nuclear-, lignite- and coal-fueled and CCGT generation capacity in meeting demand during peak load periods because production from certain of these units, particularly combustion-turbine units, can be more quickly adjusted up or down as demand warrants. With this quick-start capability, Vistra Energy is able to increase generation during periods of supply or demand volatility in ERCOT and capture scarcity pricing in the wholesale electricity market. These natural gas-fueled generation peaking units also help Vistra Energy mitigate unit-contingent outage risk by allowing it to meet demand even if one or more of its nuclear, lignite, coal or CCGT units is taken offline for maintenance.

•	The CCGT and natural gas-fueled generation peaking units also play a pivotal and increasing role in the ERCOT market by supplementing intermittent renewable generation through their versatile operations. Vistra Energy expects this versatility to increase in value over time as the ERCOT market continues to expand into renewable resources.

•	Vistra Energy’s long-term PPAs with various renewable energy providers deliver electricity when natural conditions make renewable resources available. These resources position Vistra Energy to meet the market’s increasing demand for sustainable, low-carbon power solutions.

In addition, the commodity risk management and asset optimization strategies executed by Vistra Energy’s commercial operation supplement the electricity generated by its fleet with electricity procured in market transactions to ensure that Vistra Energy is supplying its customers with the most cost-effective electricity options.

Competitive scale and highly effective, low-cost support operations.

As an integrated energy company with approximately 13,600 MW of generation capacity and approximately 1.7 million retail electricity customers. Vistra Energy operates with significant scale. This scale enables Vistra Energy to conduct its business with certain operational synergies that are not available to smaller power generation or retail electricity businesses. The benefits of Vistra Energy’s significant scale include improved leverage of its low fixed costs, opportunities to share expertise across the portfolio of assets, enhanced procurement opportunities, development of, and the ability to offer, a wide array of products and services to Vistra Energy’s customers, diversity of cash flows and a breadth of positive relationships with regulatory and governmental authorities. Vistra Energy believes these advantages, combined with a strong balance sheet and strong liquidity profile, enable it to operate with more financial flexibility than its competitors.

Positioned to capture upside in the attractive ERCOT market.

Vistra Energy believes that the location of its business, solely in ERCOT, offers attractive upside opportunities. ERCOT is the only fully deregulated electricity market in the United States in that both the wholesale and retail markets are truly competitive. In addition to having a robust wholesale market, the ERCOT residential retail market does not have regulated providers or a standard offer service, which is unique among competitive retail markets in the United States. Vistra Energy believes its integrated business model uniquely positions it to benefit from this attractive, robust marketplace. The ERCOT market represents approximately 90% of the load in Texas, a state that is the seventh-largest power market in the world, according to the United States Energy Information Administration (EIA), and had a population growth rate of 10.4% between July 2010 and July 2016, more than double the United States population growth rate of 4.5% during the same period, according to the U.S. Census Bureau. ERCOT has shown historically above-average load growth compared to other power markets in the United States, according to the EIA, and ERCOT can be viewed as a “power island” due to its limited import and export capacity, which Vistra Energy believes creates a favorable power supply and demand dynamic. Total ERCOT power demand has grown at a compounded annual growth rate of approximately 1.5% from 2005 through 2015, compared to a range of—0.6% to 0.6% in other United States markets, according to ERCOT and the EIA, respectively.

Vistra Energy considers ERCOT to be one of the most well-developed power markets in the United States, providing a stable regulatory environment and significant price transparency, market liquidity and support to competitive generators and retail electric providers like Vistra Energy. The energy-only wholesale market structure in ERCOT offers a variety of potential revenue streams in addition to energy revenues such as ancillary services and the ORDC, which ERCOT implemented on June 1, 2014. A unique feature of the ERCOT energy market is the system-wide offer cap of $9,000/MWh, which is substantially higher than other markets with capacity markets. While the ERCOT market is currently oversupplied, Vistra Energy expects reserve margins to be forecasted to continue to compress over time due to growing demand, potential generation retirements and limited announced new-build projects, particularly of non-intermittent projects, further tightening the supply and demand balance and creating conditions that may generate increased price volatility and higher wholesale electricity prices. Vistra Energy believes that its existing asset base and integrated business model (including its integrated approach to risk management) will enable it to take advantage of these opportunities in a disciplined manner. See “—The ERCOT Market” below for more information about ERCOT and the ORDC. In addition, in general, Luminant’s generation portfolio (primarily the nuclear, lignite and coal generation facilities) is positioned to increase in value to the extent there is a rebound in forward natural gas prices. Vistra Energy cannot predict, however, whether or not forward natural gas prices will rebound or the timing of any such rebound if it were to occur in the future.

Strong balance sheet and strong liquidity profile.

In connection with Emergence, a substantial amount of the debt of Vistra Energy’s Predecessor was eliminated. As a result, Vistra Energy believes its balance sheet is strong given its low leverage relative to the cash flows generated from its integrated business. Further, Vistra Energy believes that its financial leverage is prudent and, together with its strong cash flow and strong liquidity profile, provides it with significant competitive advantages relative to, and sets it apart from, its competitors, especially those that have much more leverage than it does. Vistra Energy believes that its integrated business model further improves its liquidity profile relative to its non-integrated competitors because such integration reduces its retail operations’ exposure to wholesale electricity price volatility resulting in its retail operations having lower collateral requirements with counterparties and ERCOT. Vistra Energy also believes a strong balance sheet allows it to manage through periods of commodity price volatility that may require incremental liquidity and positions it well to pursue a range of capital deployment strategies, including investing in its current business, funding attractive organic and acquisition-driven growth opportunities and returning capital to its stockholders. Consistent with Vistra Energy’s disciplined capital allocation approval process, Vistra Energy intends to pursue growth opportunities that have compelling economic value in addition to fitting with its business strategy.

Proven, experienced management team.

The members of Vistra Energy’s senior management team have significant industry experience, including experience operating in a competitive retail electricity environment, operating sophisticated power generation facilities, operating a safe and cost-efficient mining organization and managing the risks of competitive wholesale and retail electricity businesses. Vistra Energy believes that its management team’s history of safe and reliable operations in its industry, breadth of positive relationships with regulatory and legislative authorities and commitment to a disciplined and prudent operating cost structure and capital allocation will benefit Vistra Energy’s stakeholders. Moreover, between personal investments in Vistra Energy Common Stock and Vistra Energy’s incentive compensation arrangements, Vistra Energy’s management team has a meaningful stake in Vistra Energy, thereby closely aligning incentives between management and its stockholders.

Vistra Energy’s Business Strategy

Vistra Energy’s business strategy is to deliver long-term stakeholder value through a multi-faceted focus on the following areas:

Integrated business model.

Vistra Energy’s business strategy will be guided by its integrated business model because Vistra Energy believes it is its core competitive advantage and differentiates Vistra Energy from its non-integrated competitors.

Vistra Energy believes its integrated business model creates a unique opportunity because, relative to Vistra Energy’s non-integrated competitors, it insulates Vistra Energy from commodity price movements and provides unique earnings stability. Consequently, Vistra Energy’s integrated business model will be at the core of its business strategy.

Superior customer service.

Through TXU Energy, Vistra Energy serves the retail electricity needs of end-use residential, small business, commercial and industrial electricity customers through multiple sales and marketing channels. In addition to benefitting from Vistra Energy’s integrated business model, Vistra Energy leverages its strong brand, its commitment to a consistent and reliable product offering, the backstop of the electricity generated by Vistra Energy’s generation fleet, its industry leading wholesale commodity risk management operations and exceptional, innovative and dependable customer service to differentiate Vistra Energy’s products and services from its competitors. Vistra Energy strives to be at the forefront of innovation with new offerings and customer experiences to reinforce its value proposition. Vistra Energy maintains a focus on solutions that give its customers choice, convenience and control over how and when they use electricity and related services, including Free Nights and Weekends residential plans, MyEnergy DashboardSM, TXU Energy’s iThermostat product and mobile solutions, the TXU Energy Rewards program, the TXU Energy Green UpSM renewable energy credit program and a diverse set of solar options. Vistra Energy’s focus on superior customer service will guide its efforts to acquire new residential and commercial customers, serve and retain existing customers and maintain valuable sales channels for its electricity generation resources. Vistra Energy believes its strong customer service, innovative products and trusted brand have resulted in Vistra Energy maintaining the highest residential customer retention rate of any Texas retail electric provider in its respective core market.

Excellence in operations while maintaining an efficient cost structure.

Vistra Energy believes that operating its facilities in a safe, reliable, environmentally compliant, and cost-effective and efficient manner is a foundation for delivering long-term stakeholder value. Vistra Energy also believes value increases as a function of making disciplined investments that enable its generation facilities to operate not only effectively and efficiently, but also safely, reliably and in an environmentally compliant manner. Vistra Energy believes that an ongoing focus on operational excellence and safety is a key component to success in a highly competitive environment and is part of the unique value proposition of its integrated model. Additionally, Vistra Energy is committed to optimizing its cost structure and implementing enterprise-wide process and operating improvements without compromising the safety of its communities, customers and employees. In connection with Emergence, in addition to significantly reducing Vistra Energy’s debt levels, Vistra Energy implemented certain cost-reduction actions in order to better align and right-size its cost structure. Vistra Energy believes it has a highly effective and efficient cost structure and that its cost structure supports excellence in its operations.

Integrated hedging and commercial management.

Vistra Energy’s commercial team is focused on managing risk, through opportunistic hedging, and optimizing Vistra Energy’s assets and business positions. Vistra Energy actively manages its exposure to wholesale electricity prices in ERCOT, on an integrated basis, through contracts for physical delivery of electricity, exchange-traded and over-the-counter financial contracts, ERCOT term, day-ahead and real-time market transactions and bilateral contracts with other wholesale market participants, including other power generators and end-user electricity customers. These hedging activities include short-term agreements, long-term electricity sales contracts and forward sales of natural gas through financial instruments. The historically positive correlation between natural gas prices and wholesale electricity prices in ERCOT has provided Vistra Energy an opportunity to manage its exposure to the variability of wholesale electricity prices through natural gas hedging activities. Vistra Energy seeks to hedge near-term cash flow and optimize long term value through hedging and forward sales contracts. Vistra Energy believes its integrated hedging and commercial management strategy, in combination with a strong balance sheet and strong liquidity profile, will provide a long-term advantage through cycles of higher and lower commodity prices.

Disciplined capital allocation.

Like any energy-focused business, Vistra Energy is potentially subject to significant commodity price volatility and capital costs. Accordingly, Vistra Energy’s strategy is to maintain a balance sheet with prudent financial leverage supported by readily accessible, flexible and diverse sources of liquidity. Vistra Energy’s ongoing capital allocation priorities primarily include making necessary capital investments to maintain the safety and reliability of its facilities. Because Vistra Energy believes cost discipline and strong management of its assets and commodity positions are necessary to deliver long-term value to its stakeholders, Vistra Energy generally makes capital allocation decisions that it believes will lead to attractive cash returns on investment.

Growth and enhancement.

Vistra Energy’s growth strategy leverages its core capabilities of multi-channel retail marketing in a large and competitive market, operating large-scale, environmentally sensitive, and diverse assets across a variety of fuel technologies, fuel logistics and management, commodity risk management, cost control, and energy infrastructure investing. Vistra Energy intends to opportunistically evaluate acquisitions of high-quality energy infrastructure assets and businesses that complement these core capabilities and enable Vistra Energy to achieve operational or financial synergies. While Vistra Energy is intent on growing its business and creating value for its stockholders, Vistra Energy is committed to making disciplined investments that are consistent with its focus on maintaining a strong balance sheet and strong liquidity profile. As a result, consistent with Vistra Energy’s disciplined capital allocation approval process, growth opportunities it pursues will need to have compelling economic value in addition to fitting with Vistra Energy’s business strategy.

Corporate responsibility and citizenship.

Vistra Energy is committed to providing safe, reliable, cost-effective and environmentally compliant electricity for the communities and customers it serves. Vistra Energy strives to improve the quality of life in the communities in which it operates. Vistra Energy is also committed to being a good corporate citizen in the communities in which it conducts operations. Vistra Energy and its employees are actively engaged in programs intended to support and strengthen the communities in which Vistra Energy conducts operations. Vistra Energy’s foremost giving initiatives, the United Way and TXU Energy Aid campaigns, have raised more than $30 million in employee and corporate contributions since 2000. Additionally, for more than 30 years, TXU Energy Aid has served as an integral resource for social service agencies that assist families in need, having helped more than 500,000 customers across Texas pay their electricity bills.

The ERCOT Market

ERCOT is an ISO that manages the flow of electricity from approximately 78,000 MW of installed capacity to approximately 24 million Texas customers, representing approximately 90% of the state’s electric load and spanning approximately 75% of its geography, as of September 30, 2017. ERCOT is a highly competitive wholesale electricity market with historically above-average demand growth, limited import and export capacity and increasing wholesale price caps, and is the seventh-largest power market in the world, according to the EIA. Population growth in Texas is currently expanding at well above the national average rate, with a growth rate of 10.4% between July 2010 and July 2016, more than double the United States population growth rate of 4.5% during the same period, according to the U.S. Census Bureau. ERCOT accounts for approximately 32% of the competitively served retail load in the United States and residential consumers in the ERCOT market consume approximately 30% more electricity than the average United States residential consumer according to the EIA. Total ERCOT power demand has grown at a compounded annual growth rate of approximately 1.5% from 2005 through 2015, compared to a range of -0.6% to 0.6% in other United States markets, according to ERCOT and the EIA, respectively. ERCOT was formed in 1970 and became the first ISO in the United States in September 1996. The following map illustrates ERCOT by regions:

As an energy-only market, ERCOT’s market design is distinct from other competitive electricity markets in the United States. Other markets maintain a minimum reserve margin through regulated planning, resource adequacy requirements and/or capacity markets. In contrast, ERCOT’s resource adequacy is predominately dependent on free-market processes and energy-market price signals. On June 1, 2014, ERCOT implemented the ORDC, pursuant to which wholesale electricity prices in the real-time electricity market increase automatically as available operating reserves decrease below defined threshold levels, creating a price adder. When operating reserves drop to 2,000 MW or less, the ORDC automatically adjusts power prices to the established VOLL, which is set at $9,000/MWh. Because ERCOT has limited excess generation capacity to meet high demand days due to its minimal import capacity, and peaking facilities have high operating costs, the marginal price of supply rapidly increases during periods of high demand. Historically, elevated temperatures in the summer months have driven high electricity demand in ERCOT. Many generators benefit from these sporadic periods of “scarcity pricing” in which power prices may increase significantly, up to the current $9,000/MWh price cap.

Transactions in ERCOT take place in two key markets: the day-ahead market and the real-time market. The day-ahead market is a voluntary, forward electricity market conducted the day before each operating day in which generators and purchasers of electricity may bid for one or more hours of electricity supply or consumption. The real-time market is a spot market in which electricity may be sold in five-minute intervals. The day ahead market provides market participants with visibility into where prices are expected to clear, and the prices are not impacted by subsequent events. Conversely, the real-time market exposes purchasers to the risk of transient operational events and price spikes. These two markets allow market participants to manage their risk profile by adjusting their participation in each market. In addition, ERCOT uses ancillary services to maintain system reliability, including regulation service—up, regulation service—down, responsive reserve service and non-spinning reserve service. Regulation service up and down are used to balance the grid in a near-instantaneous fashion when supply and demand fluctuate due to a variety of factors, such as weather, generation outages, renewable production intermittency and transmission outages. Responsive reserves and non-spinning reserves are used by ERCOT when the grid is at, near or recovering from a state of emergency due to inadequate generation. Because ERCOT has one of the highest concentrations of wind capacity generation among United

States markets, the ERCOT market is more susceptible to fluctuations in wholesale electricity supply due to intermittent wind production, making ERCOT more vulnerable to periods of generation scarcity.

Seasonality

The demand for and market prices of electricity and natural gas are affected by weather. As a result, Vistra Energy’s operating results may fluctuate on a seasonal basis, and more severe weather conditions such as heat waves or extreme winter weather may make such fluctuations more pronounced. The pattern of this fluctuation may change depending on, among other things, the retail load served and the terms of contracts to purchase or sell electricity.

Competition

Competition in ERCOT, as in other electricity markets, is impacted by electricity and fuel prices, congestion along the power grid, subsidies provided by state and federal governments for new generation facilities, new market entrants, construction of new generating assets, technological advances in power generation, the actions of environmental and other regulatory authorities and other factors. Vistra Energy primarily competes with other electricity generators and retailers based on its ability to generate electric supply, and market and sell electricity, at competitive prices and to efficiently utilize transportation from third-party pipelines and transmission from electric utilities and ISOs to deliver electricity to end-users. Competitors in the generation and retail power markets in which Vistra Energy participates include regulated utilities, industrial companies, non-utility generators, competitive subsidiaries of regulated utilities, IPPs, REPs and other energy marketers. See “Risk Factors—Risks Related to Vistra Energy” for additional information concerning the risks faced with respect to the competitive energy markets in which Vistra Energy operates.

Brand Value

Vistra Energy’s TXU EnergyTM brand, which has been used to sell electricity to customers in the competitive retail electricity market in Texas for approximately 16 years, is registered and protected by trademark law and is the only material intellectual property asset that Vistra Energy owns. As of September 30, 2017, Vistra Energy has reflected an intangible asset on its balance sheet for the TXU EnergyTM brand of approximately $1.2 billion.

Legal Proceedings

Set out below is a summary of the various material legal and administrative proceedings currently threatened against Vistra Energy. Vistra Energy is also involved in various legal and administrative proceedings in the normal course of business, the ultimate resolutions of which, in the opinion of management, are not anticipated to have a material effect on Vistra Energy’s results of operations, liquidity or financial condition.

Litigation

Litigation Related to EPA Reviews—In June 2008, the EPA issued an initial request for information to Luminant under the EPA’s authority under Section 114 of the CAA. The stated purpose of the request is to obtain information necessary to determine compliance with the CAA, including New Source Review standards and air permits issued by the TCEQ for the Big Brown, Monticello and Martin Lake generation facilities. In April 2013, Luminant received an additional information request from the EPA under Section 114 related to Vistra Energy’s Big Brown, Martin Lake and Monticello facilities as well as an initial information request related to Vistra Energy’s Sandow 4 generation facility.

In July 2012, the EPA sent Luminant a notice of violation alleging noncompliance with the CAA’s New Source Review standards and the air permits at Vistra Energy’s Martin Lake and Big Brown generation facilities. In August 2013, the DOJ, acting as the attorneys for the EPA, filed a civil enforcement lawsuit against Luminant in federal district court in Dallas, alleging violations of the CAA, including its New Source Review standards, at Vistra Energy’s Big Brown and Martin Lake generation facilities. In August 2015, the district court granted Luminant’s motion to dismiss seven of the nine claims asserted by the EPA in the lawsuit. In August 2016, the EPA filed an amended complaint, eliminating one of the two remaining claims and withdrawing with prejudice a request for civil penalties in the other remaining claim. The EPA also filed a motion for entry of final judgment so that it could seek to appeal the district court’s dismissal decision. In September 2016, Luminant filed a response opposing the EPA’s motion for entry of final judgment. In October 2016, the district court denied the EPA’s motion for entry of final judgment and agreed that the remaining claim must be fully adjudicated at the district court or withdrawn with prejudice before the EPA may appeal the dismissal decision.

In January 2017, the EPA dismissed its two remaining claims with prejudice and the district court entered final judgment in Vistra Energy’s favor. In March 2017, the EPA and the Sierra Club appealed the final judgment to the U.S. Court of Appeals for the Fifth Circuit (Fifth Circuit Court) and Luminant filed a motion in the district court to recover its attorney fees and costs. In April 2017, the district court stayed its consideration of Luminant’s motion for attorney fees. In June 2017, the EPA and the Sierra Club filed their opening briefs in the Fifth Circuit Court. Luminant filed its response brief in August 2017. In September 2017, the EPA and the Sierra Club filed their reply briefs. The case has not yet been set for oral argument. Vistra Energy believes that it has complied with all requirements of the CAA and intends to vigorously defend against the remaining allegations. The lawsuit requests the maximum civil penalties available under the CAA to the government of up to $32,500 to $37,500 per day for each alleged violation, depending on the date of the alleged violation, and injunctive relief, including an order requiring the installation of best available control technology at the affected units. An adverse outcome could require substantial capital expenditures that cannot be determined at this time or retirement of the plants at issue and could possibly require the payment of substantial penalties. Vistra Energy cannot predict the outcome of these proceedings, including the financial effects, if any.

Greenhouse Gas Emissions

In August 2015, the EPA finalized rules to address GHG emissions from new, modified and reconstructed and existing electricity generation units, referred to as the Clean Power Plan. The rule for existing facilities would establish state-specific emissions rate goals to reduce nationwide CO2 emissions related to affected units by over 30% from 2012 emission levels by 2030. A number of parties, including Luminant, filed petitions for review in the IT Court of Appeals for the District of Columbia Circuit (D.C. Circuit Court) for the rule for new, modified and reconstructed plants. In addition, a number of petitions for review of the rule for existing plants were filed in the D.C. Circuit Court by various parties and groups, including challenges from twenty-seven different states opposed to the rule as well as those from, among others, certain power generating companies, various business groups and some labor unions. Luminant also filed its own petition for review. In January 2016, a coalition of states, industry (including Luminant) and other parties filed applications with the U.S. Supreme Court (Supreme Court) asking that the Supreme Court stay the rule while the D.C. Circuit Court reviews the legality of the rule for existing plants. In February 2016, the Supreme Court stayed the rule pending the conclusion of legal challenges on the rule before the D.C. Circuit Court and until the Supreme Court disposes of any subsequent petition for review. Oral argument on the merits of the legal challenges to the rule were heard in September 2016 before the entire D.C. Circuit Court.

In March 2017, President Trump issued an Executive Order entitled Promoting Energy Independence and Economic Growth (Order). The Order covers a number of matters, including the Clean Power Plan. Among other provisions, the Order directs the EPA to review the Clean Power Plan and, if appropriate, suspend, revise or rescind the rules on existing and new, modified and reconstructed generating units. In April 2017, in accordance with the Order, the EPA published its intent to review the Clean Power Plan. In addition, the DOJ has filed motions seeking to abate those cases until the EPA concludes its review of the rules, including any new rulemaking that results from that review. In April 2017, the D.C. Circuit Court issued orders holding the cases in abeyance for 60 days and directing the EPA to provide status reports at 30-day intervals. The D.C. Circuit Court further ordered that all parties file supplemental briefs in May 2017 on whether the cases should be remanded to the EPA rather than held in abeyance. The 60-day abeyance expired in June 2017, and the D.C. Circuit Court has yet to take further action. In October 2017, the EPA issued a proposed rule that would rescind the Clean Power Plan. The proposed repeal focuses on what the EPA believes to be the unlawful nature of the Clean Power Plan and asks for public comment on the EPA’s interpretations of its authority under the CAA. Vistra Energy currently plans to submit comments in response to the proposed repeal. While Vistra Energy cannot predict the outcome of these rulemakings and related legal proceedings, or estimate a range of reasonably probable costs, if the rules are ultimately implemented or upheld as they were issued, they could have a material impact on Vistra Energy’s results of operations, liquidity or financial condition.

Cross-State Air Pollution Rule (CSAPR)

In July 2011, the EPA issued the CSAPR, compliance with which would have required significant additional reductions of sulfur dioxide (SO2) and nitrogen oxide (NOx) emissions from Vistra Energy’s fossil fueled generation units. In February 2012, the EPA released a final rule (Final Revisions) and a proposed rule revising certain aspects of the CSAPR, including increases in the emissions budgets for Texas and Vistra Energy’s generation assets as compared to the July 2011 version of the rule. In June 2012, the EPA finalized the proposed rule (Second Revised Rule).

The CSAPR became effective January 1, 2015. In July 2015, following a remand of the case from the Supreme Court to consider further legal challenges, the D.C. Circuit Court unanimously ruled in favor of Luminant and other petitioners, holding that the CSAPR emissions budgets overcontrolled Texas and other states. The D.C. Circuit Court remanded those states’ budgets to the EPA for prompt reconsideration. While Luminant planned to participate in the EPA’s reconsideration process to develop increased budgets for the 1997 ozone standard that do not over-control Texas, the EPA instead responded to the remand by proposing a new rulemaking that created new NOX ozone season budgets for the 2008 ozone standard without addressing the over-controlling budgets for the 1997 standard. Comments on the EPA’s proposal were submitted by Luminant in February 2016. In August 2016, the EPA disapproved Texas’s 2008 ozone State Implementation Plan (SIP) submittal and imposed a Federal Implementation Plan (FIP) in its place in October 2016. Texas filed a petition in the Fifth Circuit Court challenging the SIP disapproval and Luminant has intervened in support of Texas’s challenge. The State of Texas and Luminant have also both filed challenges in the D.C. Circuit Court challenging the EPA’s FIP and those cases are currently pending before that court. With respect to Texas’s SO2 emission budgets, in June 2016, the EPA issued a memorandum describing the EPA’s proposed approach for responding to the D.C. Circuit Court’s remand for reconsideration of the CSAPR SO2 emission budgets for Texas and three other states that had been remanded to the EPA by the D.C. Circuit Court. In the memorandum, the EPA stated that those four states could either voluntarily participate in the CSAPR by submitting a SIP revision adopting the SO2 budgets that had been previously held invalid by the D.C. Circuit Court and the current annual NOX budgets or, if the state chooses not to participate in the CSAPR, the EPA could withdraw the CSAPR FIP by the fall of 2016 for those states and address any interstate transport and regional haze obligations on a state-by-state basis. Texas has not indicated that it intends to adopt the over-controlling budgets and, in November 2016, the EPA proposed to withdraw the CSAPR FIP for Texas. In September 2017, the EPA finalized its proposal to remove Texas from the annual CSAPR programs. As a result, Texas electric generating units are no longer subject to the CSAPR annual SO2 and NOX limits, but remain subject to the CSAPR’s ozone season NOX requirements. While Vistra Energy cannot predict the outcome of future proceedings related to the CSAPR, including the EPA’s recent actions concerning the CSAPR annual emissions budgets for affected states and participating in the CSAPR program, based upon Vistra Energy’s current operating plans Vistra Energy does not believe that the CSAPR itself will cause any material operational, financial or compliance issues to Vistra Energy’s business or require Vistra Energy to incur any material compliance costs.

Regional Haze—Reasonable Progress and Long-Term Strategies

The Regional Haze Program of the CAA establishes “as a national goal the prevention of any future, and the remedying of any existing, impairment of visibility in mandatory Class I federal areas, like national parks, which impairment results from man-made pollution.” There are two components to the Regional Haze Program. First, states must establish goals for reasonable progress for Class I federal areas within the state and establish long-term strategies to reach those goals and to assist Class I federal areas in neighboring states to achieve reasonable progress set by those states towards a goal of natural visibility by 2064. In February 2009, the TCEQ submitted a SIP concerning regional haze (Regional Haze SIP) to the EPA. In December 2011, the EPA proposed a limited disapproval of the Regional Haze SIP due to its reliance on the Clean Air Interstate Rule (CAIR) instead of the EPA’s replacement CSAPR program that the EPA proposed in July 2011. The EPA finalized the limited disapproval in June 2012. In August 2012, Luminant filed a petition for review in the Fifth Circuit Court challenging the EPA’s limited disapproval of the Regional Haze SIP on the grounds that the CAIR continued in effect pending the D.C. Circuit Court’s decision in the CSAPR litigation. In September 2012, Luminant filed a petition to intervene in a case filed by industry groups and other states and private parties in the D.C. Circuit Court challenging the EPA’s limited disapproval and issuance of a FIP regarding the regional haze best available retrofit technology (BART) program. The Fifth Circuit Court case has since been transferred to the D.C. Circuit Court and consolidated with other pending BART program regional haze appeals. Briefing in the D.C. Circuit Court was completed in March 2017.

In June 2014, the EPA issued requests for information under Section 114 of the CAA to Luminant and other generators in Texas related to the reasonable progress program. After releasing a proposed rule in November 2014 and receiving comments from a number of parties, including Luminant and the State of Texas in April 2015, the EPA issued a final rule in January 2016 approving in part and disapproving in part Texas’ SIP for Regional Haze and issuing a FIP for Regional Haze. In the rule, the EPA asserts that the Texas SIP does not show reasonable progress in improving visibility for two areas in Texas and that its long-term strategy fails to make emission reductions needed to achieve reasonable progress in improving visibility in the Wichita Mountains of Oklahoma. The EPA’s emission limits in the FIP assume additional control equipment for specific lignite/coal-fueled generation units across Texas, including new flue gas desulfurization systems (scrubbers) at seven electricity generating units and upgrades to existing scrubbers at seven generation units. Specifically, for Luminant, the EPA’s FIP is based on new scrubbers at Big Brown Units 1 and 2 and Monticello Units 1 and 2 and scrubber upgrades at Martin Lake Units 1, 2 and 3, Monticello Unit 3 and Sandow Unit 4. Under the terms of the rule, subject to the legal proceedings described in the following paragraph, the scrubber upgrades would be required by February 2019, and the new scrubbers would be required by February 2021.

In March 2016, Luminant and a number of other parties, including the State of Texas, filed petitions for review in the Fifth Circuit Court challenging the FIP’s Texas requirements. Luminant and other parties also filed motions to stay the FIP while the court reviews the legality of the EPA’s action. In July 2016, the Fifth Circuit Court denied the EPA’s motion to dismiss Luminant’s challenge to the FIP and denied the EPA’s motion to transfer the challenges Luminant, the other industry petitioners and the State of Texas filed to the D.C. Circuit Court. In addition, the Fifth Circuit Court granted the motions to stay filed by Luminant, the other industry petitioners and the State of Texas pending final review of the petitions for review. The case was abated until the end of November 2016 in order to allow the parties to pursue settlement discussions. Settlement discussions were unsuccessful, and in December 2016 the EPA filed a motion seeking a voluntary remand of the rule back to the EPA for further consideration of Luminant’s pending request for administrative reconsideration. Luminant and some of the other petitioners filed a response opposing the EPA’s motion to remand and filed a cross motion for vacatur of the rule in December 2016. In March 2017, the Fifth Circuit Court remanded the rule back to the EPA for reconsideration in light of the Court’s prior determination that Vistra Energy and the other petitioners demonstrated a substantial likelihood that the EPA exceeded its statutory authority and acted arbitrarily and capriciously, but the Court denied all of the other pending motions. The stay of the rule (and the emission control requirements) remains in effect. In addition, the Fifth Circuit Court denied the EPA’s motion to lift the stay as to parts of the rule implicated in the EPA’s subsequent BART proposal and the Court is retaining jurisdiction of the case and requiring the EPA to file status reports on its reconsideration every 60 days. While Vistra Energy cannot predict the outcome of the rulemaking and legal proceedings, or estimate a range of reasonably possible costs, the result may have a material impact on Vistra Energy’s results of operations, liquidity or financial condition.

Regional Haze—Best Available Retrofit Technology

The second part of the Regional Haze Program subjects certain electricity generation units built between 1962 and 1977, to BART standards designed to improve visibility if such units cause or contribute to impairment of visibility in a federal class I area. BART reductions of SO2 and NOX are required either on a unit-by-unit basis or are deemed satisfied by state participation in an EPA-approved regional trading program such as the CSAPR or other approved alternative program. In response to a lawsuit by environmental groups, the D.C. Circuit Court issued a consent decree in March 2012 that required the EPA to propose a decision on the Regional Haze SIP by May 2012 and finalize that decision by November 2012. The consent decree requires a FIP for any provisions that the EPA disapproves. The D.C. Circuit Court has amended the consent decree several times to extend the dates for the EPA to propose and finalize a decision on the Regional Haze SIP. The consent decree was modified in December 2015 to extend the deadline for the EPA to finalize action on the determination and adoption of requirements for BART for electricity generation. Under the amended consent decree, the EPA had until December 2016 to propose, and had until September 2017 to finalize, either approval of the state plan or a FIP for BART for Texas electricity generation sources if the EPA determines that BART requirements have not been met. The EPA issued a proposed BART FIP for Texas in January 2017. The EPA’s proposed emission limits assume additional control equipment for specific lignite/coal-fueled generation units across Texas, including new flue gas desulfurization systems (scrubbers) at 12 electric generation units and upgrades to existing scrubbers at four electric generation units. Specifically, for Luminant, the EPA’s proposed emission limitations were based on new scrubbers at Big Brown Units 1 and 2 and Monticello Units 1 and 2 and scrubber upgrades at Martin Lake Units 1, 2 and 3 and Monticello Unit 3. Luminant evaluated the requirements and potential financial and operational impacts of the proposed rule, but new scrubbers at the Big Brown and Monticello units necessary to achieve the emission limits required by the FIP (if those limits are possible to attain), along with the existence of low wholesale power prices in ERCOT, would challenge the long-term economic viability of those units. Under the terms of the proposed rule, the scrubber upgrades would have been required within three years of the effective date of the final rule and the new scrubbers will be required within five years of the effective date of the final rule. Vistra Energy submitted comments on the proposed FIP in May 2017.

The EPA signed the final BART FIP for Texas in September 2017. The rule is a partial approval of Texas’s 2009 SIP and a partial FIP. In response to comments on the proposed rule submitted to the EPA, for SO2, the rule creates an intrastate Texas emission allowance trading program as a “BART alternative” that operates in a similar fashion to a CSAPR trading program. The program includes 39 generating units, including Vistra Energy’s Martin Lake, Big Brown, Monticello, Sandow 4, Stryker 2 and Graham 2 plants. Of the 39 units, 30 are BART-eligible, three are co-located with a BART-eligible unit and six units are included in the program based on a visibility impacts analysis by the EPA. The 39 units represent 89% of SO2 emissions from Texas electric generating units in 2016 and 85% of all CSAPR SO2 allowance allocations for Texas existing electric generating units. The compliance obligations in the program will start on January 1, 2019. The identified units will receive an annual allowance allocation that is equal to their current annual CSAPR SO2 allocation. Luminant’s units covered by the program are allocated 91,222 allowances annually. Under the rule, a unit that is listed that does not operate for two consecutive years starting after 2018 would no longer receive allowances after the fifth year of non-operation. While Vistra Energy is still analyzing the rule, Vistra Energy believes the recent retirement announcement for Vistra Energy’s Monticello, Big Brown (if not sold) and Sandow 4 plants will enhance Vistra Energy’s ability to comply with this BART rule for SO2. For NOX, the rule adopts the CSAPR’s ozone program as BART and for particulate matter, the rule approves Texas’s SIP that determines that no electric generating units are subject to particulate matter BART. While Vistra Energy cannot predict the outcome of the rulemaking and potential legal proceedings, Vistra Energy believes the rule, if ultimately implemented or upheld as issued, will not have a material impact on Vistra Energy’s results of operation, liquidity or financial condition.

Intersection of the CSAPR and Regional Haze Programs

Historically the EPA has considered compliance with a regional trading program, such as the CSAPR, as satisfying a state’s obligations under the BART portion of the Regional Haze Program. However, in the reasonable progress FIP, the EPA diverged from this approach and did not treat Texas’ compliance with the CSAPR as satisfying its obligations under the BART portion of the Regional Haze Program. The EPA concluded that it would not be appropriate to finalize that determination given the remand of the CSAPR budgets. As described above, the EPA has now removed Texas from the annual CSAPR trading programs and has issued a final BART FIP for Texas.

Affirmative Defenses During Malfunctions

In February 2013, in response to a petition for rulemaking filed by the Sierra Club, the EPA proposed a rule requiring certain states to replace SIP exemptions for excess emissions during malfunctions with an affirmative defense. Texas was not included in that original proposal since it already had an EPA-approved affirmative defense provision in its SIP that was found to be lawful by the Fifth Circuit Court in 2013. In 2014, as a result of a D.C. Circuit Court decision striking down an affirmative defense in another EPA rule, the EPA revised its 2013 proposal to extend the EPA’s proposed findings of inadequacy to states that have affirmative defense provisions, including Texas. The EPA’s revised proposal would require Texas to remove or replace its EPA-approved affirmative defense provisions for excess emissions during startup, shutdown and maintenance events. In May 2015, the EPA finalized the proposal. In June 2015, Luminant filed a petition for review in the Fifth Circuit Court challenging certain aspects of the EPA’s final rule as they apply to the Texas SIP. The State of Texas and other parties have also filed similar petitions in the Fifth Circuit Court. In August 2015, the Fifth Circuit Court transferred the petitions that Luminant and other parties filed to the D.C. Circuit Court, and in October 2015 the petitions were consolidated with the pending petitions challenging the EPA’s action in the D.C. Circuit Court. Briefing in the D.C. Circuit Court on the challenges was completed in October 2016 and oral argument was originally set for May 2017. However, in April 2017, the court granted the EPA’s motion to continue oral argument and ordered that the case be held in abeyance with the EPA to provide status reports to the court on the EPA’s review of the action at 90-day intervals. Vistra Energy cannot predict the timing or outcome of this proceeding, or estimate a range of reasonably possible costs, but implementation of the rule as finalized may have a material impact on Vistra Energy’s results of operations, liquidity or financial condition.

SO2 Designations for Texas

In February 2016, the EPA notified Texas of the EPA’s preliminary intention to designate nonattainment areas for counties surrounding Vistra Energy’s Big Brown, Monticello and Martin Lake generation plants based on modeling data submitted to the EPA by the Sierra Club. Such designation would potentially require the implementation of various controls or other requirements to demonstrate attainment. Luminant submitted comments challenging the use of modeling data rather than data from actual air quality monitoring equipment. In November 2016, the EPA finalized its proposed designations for Texas including finalizing the nonattainment designations for the areas referenced above. In doing so, the EPA ignored contradictory modeling that Vistra Energy submitted with its comments. The final designation mandates would be for Texas to begin the multi-year process to evaluate what potential emission controls or operational changes, if any, may be necessary to demonstrate attainment. In February 2017, the State of Texas and Luminant filed challenges to the nonattainment designations in the Fifth Circuit Court and protective petitions in the D.C. Circuit Court. In March 2017, the EPA filed a motion to transfer or dismiss Vistra Energy’s Fifth Circuit Court petition, and the State of Texas and Luminant filed an opposition to that motion. Briefing on that motion in the Fifth Circuit Court was completed in May 2017, and the Fifth Circuit Court held oral argument on that motion in July 2017. In August 2017, the Fifth Circuit Court denied the EPA’s motion to transfer Vistra Energy’s challenge to the D.C. Circuit Court. In October 2017, the Fifth Circuit Court granted the EPA’s motion to hold the case in abeyance in light of the EPA’s representation that it was considering granting Luminant’s request that the EPA reconsider the rule. In addition, with respect to Monticello and Big Brown (if that plant is retired and not sold), the retirement of those plants should favorably impact Vistra Energy’s legal challenge to the nonattainment designations in that the nonattainment designation for Freestone County and Titus County are based solely on the Sierra Club modeling of alleged SO2 emissions from Big Brown and Monticello. Vistra Energy disputes the Sierra Club’s modeling. Regardless, considering these retirement announcements, the nonattainment designation for those counties are no longer supported. While Vistra Energy cannot predict the outcome of this matter, or estimate a range of reasonably possible costs, the result may have a material impact on Vistra Energy’s results of operations, liquidity or financial condition.

Accounting

There are not and have not been any changes in or disagreements between Vistra Energy and its accountants on any matter of accounting principles, practices or financial statement disclosure.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk that in the normal course of business Vistra Energy may experience a loss in value as a result of changes in market conditions that affect economic factors such as commodity prices, interest rates and counterparty credit. Vistra Energy’s exposure to market risk is affected by a number of factors, including the size, duration and composition of its energy and financial portfolio, as well as the volatility and liquidity of markets. Instruments used to manage this exposure include interest rate swaps to hedge debt costs, as well as exchange-traded, over-the-counter contracts and other contractual arrangements to hedge commodity prices.

Risk Oversight

Vistra Energy manages the commodity price, counterparty credit and commodity-related operational risk related to the competitive energy business within limitations established by senior management and in accordance with overall risk management policies. Interest rate risk is managed centrally by Vistra Energy’s treasury function. Market risks are monitored by risk management groups that operate independently of the wholesale commercial operations, utilizing defined practices and analytical methodologies. These techniques measure the risk of change in value of the portfolio of contracts and the hypothetical effect on this value from changes in market conditions and include, but are not limited to, position reporting and review, Value at Risk (VaR) methodologies and stress test scenarios. Key risk control activities include, but are not limited to, transaction review and approval (including credit review), operational and market risk measurement, transaction authority oversight, validation of transaction capture, market price validation and reporting, and portfolio valuation and reporting, including mark-to-market valuation, VaR and other risk measurement metrics.

Vistra Energy has a risk management organization that enforces applicable risk limits, including the respective policies and procedures to ensure compliance with such limits, and evaluates the risks inherent in Vistra Energy’s businesses.

Commodity Price Risk

Vistra Energy’s business is subject to the inherent risks of market fluctuations in the price of electricity, natural gas and other energy-related products it markets or purchases. Vistra Energy actively manages the portfolio of generation assets, fuel supply and retail sales load to mitigate the near-term impacts of these risks on results of operations. Similar to other participants in the market, Vistra Energy cannot fully manage the long-term value impact of structural declines or increases in natural gas and power prices.

In managing energy price risk, Vistra Energy enters into a variety of market transactions including, but not limited to, short- and long-term contracts for physical delivery, exchange-traded and over-the-counter financial contracts and bilateral contracts with customers. Activities include hedging, the structuring of long-term contractual arrangements and proprietary trading. Vistra Energy continuously monitors the valuation of identified risks and adjust positions based on current market conditions. Vistra Energy strives to use consistent assumptions regarding forward market price curves in evaluating and recording the effects of commodity price risk.

VaR Methodology—A VaR methodology is used to measure the amount of market risk that exists within the portfolio under a variety of market conditions. The resultant VaR produces an estimate of a portfolio’s potential for loss given a specified confidence level and considers, among other things, market movements utilizing standard statistical techniques given historical and projected market prices and volatilities.

A Monte Carlo simulation methodology is used to calculate VaR and is considered by management to be the most effective way to estimate changes in a portfolio’s value based on assumed market conditions for liquid markets. The use of this method requires a number of key assumptions, such as use of (i) an assumed confidence level; (ii) an assumed holding period (i.e., the time necessary for management action, such as to liquidate positions); and (iii) historical estimates of volatility and correlation data. The tables below detail certain VaR measures related to various portfolios of contracts.

VaR for Underlying Generation Assets and Energy-Related Contracts Subject to Mark-to-Market (MtM) Accounting—This measurement estimates the potential loss in fair value, due to changes in market conditions, of all underlying generation assets and contracts marked-to-market in net income (through the end of 2018), based on a 95% confidence level and an assumed holding period of 60 days.

	Nine Months Ended September 30, 2017	Year Ended December 31, 2016
Month-end average VaR:	$101	$65
Month-end high VaR:	$140	$119
Month-end low VaR:	$67	$30

The increase in the month-end high VaR risk measure in 2017 reflected increased natural gas volatility and lower seasonal natural gas to power correlations in early 2017.

Interest Rate Risk

The following table provides information concerning Vistra Energy’s financial instruments at September 30, 2017 and December 31, 2016 that are sensitive to changes in interest rates. Debt amounts consist of the Vistra Operations Credit Facilities. See Note 9 to Vistra Energy’s September 30, 2017 Quarterly Financial Statements for further discussion of these financial instruments.

	Expected Maturity Date
	(millions of dollars, except percentages)
	2017(a)	2018	2019	2020	2021	There- after	2017 Total Carrying Amount	2017 Total Fair Value	2016 Total Carrying Amount	2016 Total Fair Value
Long-term debt, including current maturities(b):
Variable rate debt amount	$9	$39	$39	$39	$39	$4,306	$4,471	$4,484	$4,500	$4,552
Average interest rate(c)	3.98%	3.98%	3.98%	3.98%	3.98%	3.98%	3.98%		4.78%
Debt swapped to fixed(d):
Notional amount	$—	$—	$—	$—	$—	$3,000	$3,000		$3,000
Average pay rate	4.82%	4.82%	4.82%	4.82%	4.82%	4.82%	4.82%		$5.82
Average receive rate	3.99%	3.99%	3.99%	3.99%	3.99%	3.99%	3.99%		$4.52

(a)	Represents maturities from October 1, 2017 to December 31, 2017.
(b)	Capital leases, mandatorily redeemable preferred stock and the effects of unamortized premiums and discounts are excluded from the table.
(c)	The weighted average interest rate presented is based on the rates in effect at September 30, 2017.
(d)	Interest rate swaps become effective in January 2017 and have maturity dates through July 2023.

At September 30, 2017, the potential reduction of annual pretax earnings over the next twelve months due to a one percentage-point (100 basis points) increase in floating interest rates on long-term debt totaled approximately $15 million, taking into account the interest rate swaps.

Credit Risk

Credit risk relates to the risk of loss associated with nonperformance by counterparties. Vistra Energy minimizes credit risk by evaluating potential counterparties, monitoring ongoing counterparty risk and assessing overall portfolio risk. This includes review of counterparty financial condition, current and potential credit exposures, credit rating and other quantitative and qualitative credit criteria. Vistra Energy also employs certain risk mitigation practices, including utilization of standardized master agreements that provide for netting and setoff rights, as well as credit enhancements such as margin deposits and customer deposits, letters of credit, parental guarantees and surety bonds.

Credit Exposure—Vistra Energy’s gross credit exposure (excluding collateral impacts) associated with retail and wholesale trade accounts receivable and net derivative assets arising from commodity contracts and hedging and trading activities totaled $925 million at September 30, 2017.

At September 30, 2017, Retail Electricity segment credit exposure totaled $569 million, including $558 million of trade accounts receivable and $11 million related to derivative assets. Cash deposits and letters of credit held as collateral for these receivables totaled $45 million, resulting in a net exposure of $524 million. Vistra Energy believes the risk of material loss (after consideration of bad debt allowances) from nonperformance by these customers is unlikely based upon historical experience. Allowances for uncollectible accounts receivable are established for the potential loss from nonpayment by these customers based on historical experience, market or operational conditions and changes in the financial condition of large business customers.

At September 30, 2017, Wholesale Generation segment credit exposure totaled $356 million including $130 million of trade accounts receivable and $226 million related to derivative assets, after taking into account master netting agreement provisions but excluding collateral impacts.

Including collateral posted to Vistra Energy by counterparties, Vistra Energy’s net Wholesale Generation segment exposure was $322 million, substantially all of which is with investment grade customers as seen in the following table that presents the distribution of credit exposure at September 30, 2017. Credit collateral includes cash and letters of credit, but excludes other credit enhancements such as guarantees or liens on assets.

	Exposure Before Credit Collateral	Credit Collateral	Net Exposure
Investment grade	$335	$32	$303
Below investment grade or no rating	21	2	19

Totals	$356	$34	$322

Significant (10% or greater) concentration of credit exposure exists with three counterparties, which represented an aggregate $162 million, or 50%, of the total net exposure. Vistra Energy views exposure to these counterparties to be within an acceptable level of risk tolerance due to the counterparties’ credit ratings, each of which is rated as investment grade, the counterparties’ market role and deemed creditworthiness and the importance of Vistra Energy’s business relationship with the counterparties. An event of default by one or more counterparties could subsequently result in termination-related settlement payments that reduce available liquidity if amounts such as margin deposits are owed to the counterparties or delays in receipts of expected settlements owed to Vistra Energy.

Contracts classified as “normal” purchase or sale and non-derivative contractual commitments are not marked-to-market in the financial statements and are excluded from the detail above. Such contractual commitments may contain pricing that is favorable considering current market conditions and therefore represent economic risk if the counterparties do not perform.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

On October 3, 2016, which Vistra Energy refers to as the Plan Effective Date, the Plan of Reorganization became effective with respect to the TCEH Debtors and the Contributed EFH Debtors, including the Predecessor, which consummated their reorganization under the Bankruptcy Code and emerged from the Chapter 11 Cases. As described in Note 1 to Vistra Energy’s 2016 Annual Financial Statements, Vistra Energy is considered a new reporting entity for accounting purposes as of the Plan Effective Date, and its financial statements reflect the application of fresh start reporting. The financial statements of Vistra Energy (the “Successor”) for periods subsequent to the Plan Effective Date are not comparable to the financial statements of the Predecessor for periods prior to the Plan Effective Date, as those previous periods do not give effect to any adjustments to the carrying values of assets or amounts of liabilities that resulted from the Plan of Reorganization, and the related application of fresh start reporting, which includes accounting policies implemented by Vistra Energy that may differ from the Predecessor.

The following discussion and analysis of Vistra Energy’s financial condition and results of operations for the Successor for the three and nine months ended September 30, 2017 and for the Predecessor for the three and nine months ended September 30, 2016 should be read in conjunction with Vistra Energy’s condensed consolidated financial statements and the notes to those statements. Results are impacted by the effects of fresh start reporting, the Bankruptcy Filing and the application of Financial Accounting Standards Board Accounting Standards Codification (ASC) 852, Reorganizations.

All dollar amounts in the tables in the following discussion and analysis are stated in millions of U.S. dollars unless otherwise indicated.

Business

Vistra Energy is a holding company operating an integrated power business in Texas. Through its Luminant and TXU Energy subsidiaries, Vistra Energy is principally engaged in competitive electricity market activities including power generation, wholesale energy sales and purchases, commodity risk management and retail sales of electricity and related services to end users. Prior to the Plan Effective Date, TCEH was a holding company for Vistra Energy’s subsidiaries, which were principally engaged in the same activities as they are today.

Operating Segments

Subsequent to the Plan Effective Date, Vistra Energy has two reportable segments: (i) the Wholesale Generation segment, consisting largely of Luminant and (ii) the Retail Electricity segment, consisting largely of TXU Energy. Prior to the Plan Effective Date, there were no reportable business segments for TCEH. See Note 15 to Vistra Energy’s September 30, 2017 Quarterly Financial Statements and Note 21 to Vistra Energy’s 2016 Annual Financial Statements for further information concerning reportable business segments.

Significant Activities and Events and Items Influencing Future Performance

Planned Retirement of Generation Plants—In October 2017, Luminant announced plans to retire three power plants with a total installed nameplate generation capacity of approximately 4,167 MW and two lignite mines. These power plants include the Monticello, Sandow 4, Sandow 5 and Big Brown generation units. Luminant decided to retire these units given they are projected to be uneconomic based on current market conditions and given the significant environmental costs associated with operating such units. In the case of the Sandow units, the decision also reflected the execution of a Settlement Agreement discussed below.

As part of the retirement process, Luminant has filed notices with ERCOT, which triggered a reliability review regarding such proposed retirements. ERCOT has determined that the units are not needed for reliability. The Sandow and Monticello units are scheduled to be retired in January 2018 and the Big Brown units are scheduled to be retired in February 2018.

Monticello Site—In September 2017, Vistra Energy decided to retire Vistra Energy’s Monticello plant. It recorded a charge of approximately $24 million in the three months ended September 30, 2017 related to the retirement, including employee related severance costs and noncash charges for materials inventory and the acceleration of Luminant’s mining reclamation obligations (see Note 16 to Vistra Energy’s September 30, 2017 Quarterly Financial Statements). In addition, Vistra Energy will continue the ongoing reclamation work at the plant’s mines, which ceased active operations in the spring of 2016.

Sandow and Big Brown Sites—With respect to the Sandow and Big Brown plants, Vistra Energy expects to record charges of approximately $70 to $90 million in the fourth quarter of 2017 related to the expected retirements, including employee-related severance costs, non-cash charges for writing off materials inventory and a contract intangible asset associated with the Big Brown plant. Vistra Energy expects to record additional charges in the fourth quarter of 2017 related to changes in the timing and amounts of asset retirement obligations for mining and plant-related reclamation at these facilities.

Termination and Settlement of Alcoa Contract—In October 2017, subsidiaries of Vistra Energy (the “Vistra Parties”) entered into a separation and settlement agreement (the “Settlement Agreement”) with Alcoa Corporation and Alcoa USA Corp. (collectively, the “Alcoa Parties”). Pursuant to the Settlement Agreement, the Vistra Parties and the Alcoa Parties agreed to early termination of a series of agreements related to industrial operations near Rockdale, Texas, thereby ending their contractual relationship with respect to the power generation unit known as Sandow Unit 4 and the mine known as Three Oaks Mine. The terminated agreements were scheduled to terminate in 2038 absent the Settlement Agreement. Among other things, the Alcoa Parties made a cash payment to the Vistra Parties in the amount of $238 million and transferred certain real property and related assets to the Vistra Parties, the Vistra Parties agreed to assume and be responsible for certain liabilities and asset retirement obligations related to Sandow Unit 4 (including certain related common facilities), the related mine and other property transferred from the Alcoa Parties to the Vistra Parties, and both parties released one another from any obligations and claims under the terminated agreements. The transactions under the Settlement Agreement are effective as of October 1, 2017.

Vistra Energy expects to record the impacts of the Settlement Agreement in Vistra Energy’s consolidated financial statements for the fourth quarter of 2017, which would include the receipt of the cash payment, the acquisition of real property and the incurrence of certain liabilities and asset retirement obligations, along with the elimination of a related electric supply contract intangible asset on Vistra Energy’s consolidated balance sheet (see Note 4 to Vistra Energy’s September 30, 2017 Quarterly Financial Statements). Vistra Energy currently estimates that the aggregate impacts related to the Settlement Agreement will result in a gain in the period.

CCGT Plant Acquisition—In July 2017, La Frontera Holdings, LLC (“La Frontera”), an indirect wholly owned subsidiary of Vistra Energy, entered into an asset purchase agreement with Odessa-Ector Power Partners, L.P., an indirect wholly owned subsidiary of Koch Ag & Energy Solutions, LLC (the “Odessa Acquisition”), to acquire a 1,054 MW CCGT natural gas fueled generation plant (and other related assets and liabilities) located in Odessa, Texas (the “Odessa Facility”). On August 1, 2017, the Odessa Acquisition closed and La Frontera acquired the Odessa Facility. La Frontera paid an aggregate purchase price of approximately $355 million, plus a five-year earn-out provision, to acquire the Odessa Facility. The purchase price was funded by cash on hand.

Upton Solar Development—In May 2017, Vistra Energy acquired the rights to develop, construct and operate a utility scale solar photovoltaic power generation facility in Upton County, Texas. As part of this project, Vistra Energy entered a turnkey engineering, procurement and construction agreement to construct the approximately 180 MW facility. For the nine months ended September 30, 2017, Vistra Energy has spent approximately $129 million related to this project primarily for progress payments under the engineering, procurement and construction agreement and the acquisition of the development rights. Vistra Energy currently estimates that the facility will begin operations in the summer of 2018.

Repricing of Vistra Operations Credit Facilities—In February 2017 and August 2017, certain pricing terms for the Vistra Operations Credit Facility were amended. Any amounts borrowed under the Revolving Credit Facility will bear interest based on applicable LIBOR rates plus 2.75%. Amounts borrowed under the Initial Term Loan B Facility, the Incremental Term Loan B Facility and the Term Loan C Facility will bear interest based on applicable LIBOR rates, subject to a 0.75% floor, plus 2.75%. See Note 9 to Vistra Energy’s September 30, 2017 Quarterly Financial Statements for details of the Vistra Operations Credit Facilities.

Environmental Matters—See Note 10 to Vistra Energy’s September 30, 2017 Quarterly Financial Statements / “Information About Vistra Energy—Legal Proceedings” for a discussion of GHG emissions, the CSAPR, regional haze, state implementation plan and other recent EPA actions as well as related litigation.

Key Risks and Challenges

Following is a discussion of key risks and challenges facing management and the initiatives currently underway to manage such challenges. These matters involve risks that could have a material effect on Vistra Energy’s results of operations, liquidity or financial condition.

Natural Gas Price and Market Heat Rate Exposure

The price of power in the ERCOT market is typically set by natural gas-fueled generation facilities, with wholesale prices generally tracking increases or decreases in the price of natural gas. In recent years, natural gas supply has outpaced demand primarily as a result of development and expansion of hydraulic fracturing in natural gas extraction; the supply/demand imbalance has resulted in historically low natural gas prices, and such prices have historically been volatile. The table below shows the general decline in forward natural gas prices over the last several years (amounts are per MMBtu.)

Decline of Settled and Forward Natural Gas Prices Since 2008

(a)	Settled prices represent the average of NYMEX Henry Hub monthly settled prices of financial contracts for the year ending on the date presented. Forward prices represent the three-year average of NYMEX Henry Hub monthly forward prices at the date presented. Three-year forward prices are presented as such period is generally deemed to be a liquid period.

In contrast to Vistra Energy’s natural gas fueled generation facilities, changes in natural gas prices have no significant effect on the cost of generating power at Vistra Energy’s nuclear-, lignite- and coal-fueled facilities, which represent the substantial majority of Vistra Energy’s generation capacity. Consequently, all other factors being equal, these nuclear-, lignite- and coal-fueled generation assets increase or decrease in value as natural gas prices and market heat rates rise or fall, respectively, because of the effect on Vistra Energy’s operating margins from changes in wholesale electricity prices in ERCOT. A persistent decline in the price of natural gas, and the corresponding decline in the price of power in the ERCOT market, would likely have a material adverse effect on Vistra Energy’s results of operations, liquidity and financial condition, predominantly related to the production of power generation volumes in excess of the volumes utilized to service Vistra Energy’s retail customer load requirements.

The wholesale market price of electricity divided by the market price of natural gas represents the market heat rate. Market heat rate can be affected by a number of factors, including generation availability, mix of assets and the efficiency of the marginal supplier (generally natural gas-fueled generation facilities) in generating electricity. Vistra Energy’s market heat rate exposure is impacted by changes in the availability of generation resources, such as additions and retirements of generation facilities, and mix of generation assets in ERCOT. For example, increasing renewable (wind and solar) generation capacity generally depresses market heat rates. Vistra Energy’s heat rate exposure is also impacted by the potential economic backdown of its generation assets. Decreases in market heat rates decrease the value of Vistra Energy’s generation assets because lower market heat rates generally result in lower wholesale electricity prices, and vice versa. However, even though market heat rates have generally increased over the past several years, wholesale electricity prices have declined due to the greater effect of falling natural gas prices.

As a result of Vistra Energy’s exposure to the variability of natural gas prices and market heat rates in ERCOT, retail sales and hedging activities are critical to Vistra Energy’s operating results and maintaining consistent cash flow levels.

Vistra Energy’s integrated power generation and retail electricity business provides Vistra Energy opportunities to hedge its generation position utilizing retail electricity markets as a sales channel. In addition, Vistra Energy’s approach to managing electricity price risk focuses on the following:

•	employing disciplined, liquidity-efficient hedging and risk management strategies through physical and financial energy-related contracts intended to partially hedge gross margins;

•	continuing focus on cost management to better withstand gross margin volatility;

•	following a retail pricing strategy that appropriately reflects the value of Vistra Energy’s product offering to customers, the magnitude and costs of commodity price, liquidity risk and retail demand variability; and

•	improving retail customer service to attract and retain high-value customers.

Vistra Energy has engaged in natural gas hedging activities to mitigate the risk of lower wholesale electricity prices that have corresponded to declines in natural gas prices. While current and forward natural gas prices are currently depressed, Vistra Energy continues to seek opportunities to manage its wholesale power price exposure through hedging activities, including forward wholesale and retail electricity sales.

Taking together forward wholesale, retail electricity sales and other retail customer considerations and all other hedging positions, at October 20, 2017, Vistra Energy had effectively hedged an estimated 100% and 82% of the natural gas price exposure related to Vistra Energy’s overall business for 2017 and 2018, respectively. Additionally, taking into consideration Vistra Energy’s overall heat rate exposure and related hedging positions at October 20, 2017, Vistra Energy had effectively hedged 87% and 67% of the heat rate exposure to Vistra Energy’s overall business for 2017 and 2018, respectively.

The following sensitivity table provides approximate estimates of the potential impact of movements in natural gas prices and market heat rates on realized pretax earnings (in millions) taking into account the hedge positions noted in the paragraph above for the periods presented. The estimates related to price sensitivity are based on Vistra Energy’s expected generation and retail positions, related hedges and forward prices as of October 20, 2017. The underlying hedge positions take into account the effects of the proposed retirements of generation facilities discussed in Note 17 to Vistra Energy’s September 30, 2017 Quarterly Financial Statements.

	Balance 2017(a)		2018
$0.50/MMBtu increase in natural gas price(b)(c)	$	~—	$	~50
$0.50/MMBtu decrease in natural gas price(b)(c)	$	~—	$	~(40)
1.0/MMBtu/MWh increase in market heat rate(d)	$	~5	$	~85
1.0/MMBtu/MWh decrease in market heat rate(d)	$	~(5)	$	~(70)

(a)	Balance of 2017 is from November 1, 2017 through December 31, 2017.
(b)	Assumes conversion of generation positions based on market heat rates and an estimate of natural gas generally being on the margin 70% to 90% of the time in the ERCOT market.

(c)	Based on Houston Ship Channel natural gas prices at October 20, 2017.
(d)	Based on ERCOT North Hub around-the-clock heat rates at October 20, 2017.

Competitive Retail Markets and Customer Retention

Competitive retail activity in ERCOT has resulted in retail customer churn as customers switch retail electricity providers for various reasons. Based on numbers of meters, Vistra Energy’s total retail customer counts increased slightly in 2017 and declined approximately 1% in 2016 and less than 1% in 2015. Based upon September 30, 2017 results discussed below in Results of Operations, a 1% decline in retail customers would result in a decline in annual revenues of approximately $30 million. In responding to the competitive landscape in the ERCOT market, Vistra Energy has attempted to reduce overall customer losses by focusing on the following key initiatives:

•	Maintaining competitive pricing initiatives on residential service plans;

•	Actively competing for new customers in areas open to competition within ERCOT, while continuing to strive to enhance the experience of Vistra Energy’s existing customers; Vistra Energy is focused on continuing to implement initiatives that deliver world-class customer service and improve the overall customer experience;

•	Establishing and leveraging Vistra Energy’s TXU EnergyTM brand in the sale of electricity to residential and commercial customers, as the most innovative retailer in the ERCOT market by continuing to develop tailored product offerings to meet customer needs, and

•	Focusing market initiatives largely on programs targeted at retaining the existing highest-value customers and to recapturing customers who have switched REPs, including maintaining and continuously refining a disciplined contracting and pricing approach and economic segmentation of the business market to enhance targeted sales and marketing efforts and to more effectively deploy Vistra Energy’s direct-sales force; tactical programs Vistra Energy has initiated include improved customer service, aided by an enhanced customer management system, new product price/service offerings and a multichannel approach for the small business market.

Exposures Related to Nuclear Asset Outages

Vistra Energy’s nuclear assets are comprised of two generation units at the Comanche Peak facility, each with an installed nameplate generation capacity of 1,150 MW. As of December 31, 2016, these units represented approximately 14% of Vistra Energy’s total generation capacity. The nuclear generation units represent Vistra Energy’s lowest marginal cost source of electricity. Assuming both nuclear generation units experienced an outage at the same time, the unfavorable impact to pretax earnings is estimated (based upon forward electricity market prices for 2017 at December 31, 2016) to be approximately $1 million per day before consideration of any costs to repair the cause of such outages or receipt of any insurance proceeds. Also see discussion of nuclear facilities insurance in Note 14 to Vistra Energy’s 2016 Annual Financial Statements.

The inherent complexities and related regulations associated with operating nuclear generation facilities result in environmental, regulatory and financial risks. The operation of nuclear generation facilities is subject to continuing review and regulation by the NRC, including potential regulation as a result of the NRC’s ongoing analysis and response to the effects of the natural disaster on nuclear generation facilities in Fukushima, Japan in 2010, covering, among other things, operations, maintenance, emergency planning, security, and environmental and safety protection. The NRC may implement changes in regulations that result in increased capital or operating costs and may require extended outages, modify, suspend or revoke operating licenses and impose fines for failure to comply with its existing regulations and the provisions of the Atomic Energy Act. In addition, an unplanned outage at another nuclear generation facility could result in the NRC taking action to shut down Vistra Energy’s Comanche Peak units as a precautionary measure.

Vistra Energy participates in industry groups and with regulators to keep current on the latest developments in nuclear safety, operation and maintenance and on emerging threats and mitigating techniques. These groups include, but are not limited to, the NRC, the Institute of Nuclear Power Operations (INPO) and the Nuclear Energy Institute (NEI). Vistra Energy also applies the knowledge gained through its continuing investment in technology, processes and services to improve its operations and to detect, mitigate and protect its nuclear generation assets. The Comanche Peak plant has not experienced an extended unplanned outage, and management continues to focus on the safe, reliable and efficient operations at the facility.

Cyber/Data Security and Infrastructure Protection Risk

A breach of cyber/data security measures that impairs Vistra Energy’s information technology infrastructure could disrupt normal business operations and affect Vistra Energy’s ability to control its generation assets, access retail customer information and limit communication with third parties. Any loss of confidential or proprietary data through a breach could materially affect Vistra Energy’s reputation, including its TXU EnergyTM brand, expose Vistra Energy to legal claims or impair its ability to execute on business strategies.

Vistra Energy participates in industry groups and with regulators to remain current on emerging threats and mitigating techniques. These groups include, but are not limited to, the U.S. Cyber Emergency Response Team, the National Electric Sector Cyber Security Organization, the NRC and NERC.

While Vistra Energy has not experienced a cyber/data event causing any material operational, reputational or financial impact, Vistra Energy recognizes the growing threat within the general market place and its industry, and are proactively making strategic investments in its perimeter and internal defenses, cyber/data security operations center and regulatory compliance activities. Vistra Energy also applies the knowledge gained through industry and government organizations to continuously improve its technology, processes and services to detect, mitigate and protect its cyber and data assets.

Application of Critical Accounting Policies

Vistra Energy’s significant accounting policies are discussed in Note 1 to Vistra Energy’s 2016 Annual Financial Statements. Vistra Energy follows accounting principles generally accepted in the US. Application of these accounting policies in the preparation of Vistra Energy’s consolidated financial statements requires management to make estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and revenues and expenses during the periods covered. The following is a summary of certain critical accounting policies that are impacted by judgments and uncertainties and under which different amounts might be reported using different assumptions or estimation methodologies.

Accounting in Reorganization and Fresh-Start Reporting

The consolidated financial statements of Vistra Energy’s Predecessor reflect the application of ASC 852. During the Chapter 11 Cases, the Debtors, including Vistra Energy’s Predecessor and its subsidiaries, operated their businesses as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. ASC 852 applies to entities that have filed a petition for bankruptcy under Chapter 11 of the Bankruptcy Code. The guidance requires that transactions and events directly associated with the reorganization be distinguished from the ongoing operations of the business. In addition, the guidance provides for changes in the accounting and presentation of liabilities. Expenses and income directly associated with the Chapter 11 Cases are reported separately in the statements of consolidated income (loss) as reorganization items. Reorganization items also include adjustments to reflect the carrying value of liabilities subject to compromise (LSTC) at their estimated allowed claim amounts, as such adjustments are determined. See Notes 4 and 5 to Vistra Energy’s 2016 Annual Financial Statements.

As of the Effective Date, Vistra Energy applied fresh-start reporting under the applicable provisions of ASC 852. Fresh-start reporting includes (1) distinguishing the consolidated financial statements of the entity that was previously in restructuring from the consolidated financial statements of the entity that emerges from restructuring, (2) assigning the reorganized value of the successor entity by measuring all assets and liabilities of the successor entity at fair value, and (3) selecting accounting policies for the successor entity. The effects from emerging from bankruptcy, including the extinguishment of liabilities, as well as the fresh start reporting adjustments are reported in the Predecessor’s statement of consolidated income (loss). The consolidated financial statements of Vistra Energy for periods subsequent to the Effective Date are not comparable to the financial statements of Vistra Energy’s Predecessor for periods prior to the Effective Date, as those previous periods do not give effect to any adjustments to the carrying values of assets or amounts of liabilities, nor any differences in accounting policies that were a consequence of the Plan of Reorganization or the related application of fresh-start reporting. See Note 3 to Vistra Energy’s 2016 Annual Financial Statements.

Derivative Instruments and Mark-to-Market Accounting

Vistra Energy enters into contracts for the purchase and sale of energy-related commodities, and also enter into other derivative instruments such as options, swaps, futures and forwards primarily to manage commodity price and interest rate risks. Under accounting standards related to derivative instruments and hedging activities, these instruments are subject to mark-to-market accounting, and the determination of market values for these instruments is based on numerous assumptions and estimation techniques.

Mark-to-market accounting recognizes changes in the fair value of derivative instruments in the financial statements as market prices change. Such changes in fair value are accounted for as unrealized mark-to-market gains and losses in net income with an offset to derivative assets and liabilities. The availability of quoted market prices in energy markets is dependent on the type of commodity (e.g., natural gas, electricity, etc.), time period specified and delivery point. In computing fair value for derivatives, each forward pricing curve is separated into liquid and illiquid periods. The liquid period varies by delivery point and commodity. Generally, the liquid period is supported by exchange markets, broker quotes and frequent trading activity. For illiquid periods, fair value is estimated based on forward price curves developed using modeling techniques that take into account available market information and other inputs that might not be readily observable in the market. Vistra Energy estimates fair value as described in Note 16 to Vistra Energy’s 2016 Annual Financial Statements.

Accounting standards related to derivative instruments and hedging activities allow for normal purchase or sale elections and hedge accounting designations, which generally eliminate or defer the requirement for mark-to-market recognition in net income and thus reduce the volatility of net income that can result from fluctuations in fair values. Normal purchases and sales are contracts that provide for physical delivery of quantities expected to be used or sold over a reasonable period in the normal course of business and are not subject to mark-to-market accounting if the election as normal is made.

Vistra Energy reports derivative assets and liabilities in the consolidated balance sheets without taking into consideration netting arrangements that Vistra Energy has with counterparties. Margin deposits that contractually offset these assets and liabilities are reported separately in the consolidated balance sheets.

See Note 17 to Vistra Energy’s 2016 Annual Financial Statements for further discussion regarding derivative instruments.

Accounting for Income Taxes

EFH Corp. files a United States federal income tax return that includes the results of EFCH, EFIH, Oncor Holdings and, prior to the Effective Date, TCEH. EFH Corp. is the corporate parent of the EFH Corp. consolidated group, while each of EFIH, Oncor Holdings, EFCH and, prior to the effective date, TCEH were classified as a disregarded entity for United States federal income tax purposes. Pursuant to applicable United States Treasury regulations and published guidance of the IRS, corporations that are members of a consolidated group have joint and several liability for the taxes of such group. Subsequent to the Effective Date, the TCEH

Debtor and the Contributed EFH Debtors are no longer be included in the EFH Corp. consolidated group and are included in a consolidated group of which Vistra Energy is the corporate parent.

Prior to the Effective Date, EFH Corp. and certain of its subsidiaries (including EFCH, EFIH, and TCEH, but not including Oncor Holdings and Oncor) were parties to a Federal and State Income Tax Allocation Agreement, which provided, among other things, that any corporate member or disregarded entity in the EFH Corp. group is required to make payments to EFH Corp. in an amount calculated to approximate the amount of tax liability such entity would have owed if it filed a separate corporate tax return. Pursuant to the Plan of Reorganization, the TCEH Debtors and Contributed EFH Debtors rejected this agreement on the Effective Date. See Notes 2 and 10 to Vistra Energy’s 2016 Annual Financial Statements for a discussion of the Tax Matters Agreement that was entered on the Effective Date between EFH Corp. and Vistra Energy. Additionally, since the date of the Settlement Agreement, no further cash payments among the Debtors were made in respect of federal income taxes. EFH Corp. has elected to continue to allocate federal income taxes among the entities that are parties to the Federal and State Income Tax Allocation Agreement. The Settlement Agreement did not alter the allocation and payment for state income taxes, which continued to be settled prior to the Effective Date.

Vistra Energy’s income tax expense and related consolidated balance sheet amounts involve significant management estimates and judgments. Amounts of deferred income tax assets and liabilities, as well as current and noncurrent accruals, involve estimates and judgments of the timing and probability of recognition of income and deductions by taxing authorities. In assessing the likelihood of realization of deferred tax assets, management considers estimates of the amount and character of future taxable income. Actual income taxes could vary from estimated amounts due to the future impacts of various items, including changes in income tax laws, Vistra Energy’s forecasted financial condition and results of operations in future periods, as well as final review of filed tax returns by taxing authorities. Income tax returns are regularly subject to examination by applicable tax authorities. In Vistra Energy’s management’s opinion, the liability recorded pursuant to income tax accounting guidance related to uncertain tax positions reflects future taxes that may be owed as a result of any examination.

See Notes 1 and 9 to Vistra Energy’s 2016 Annual Financial Statements for discussion of income tax matters.

Accounting for Tax Receivable Agreement

On the Effective Date, Vistra Energy entered into the Tax Receivable Agreement with American Stock Transfer & Trust Company, LLC, as the transfer agent. Pursuant to the Tax Receivable Agreement, Vistra Energy issued beneficial interests in the rights to receive payments under the Tax Receivable Agreement (the “TRA Rights”) to the first lien creditors of Vistra Energy’s Predecessor to be held in escrow for the benefit of the first lien creditors of Vistra Energy’s Predecessor entitled to receive such TRA Rights under the Plan. As part of Emergence, Vistra Energy reflected the obligation associated with TRA Rights at fair value in the amount of $574 million related to these future payment obligations. This estimate of fair value at October 3, 2016, was based on the discounted amount of estimated payments to be made each year under the Tax Receivable Agreement, based on certain assumptions, including but not limited to:

•	the amount of tax basis step-up resulting from the PrefCo Preferred Stock Sale (which is estimated to be approximately $5.5 billion) and the allocation of such tax basis step-up among the assets subject thereto;

•	the depreciable lives of the assets subject to such tax basis step-up, which generally is expected to be 15 years for most of such assets;

•	a federal corporate income tax rate in all future years of 35%;

•

Vistra Energy generally expects to generate sufficient taxable income to be able to utilize the deductions arising out of (i) the tax basis step-up attributable to the PrefCo Preferred Stock Sale, (ii) the entire tax basis of the assets acquired as a result of the Lamar and Forney Acquisition (see

Note 6 to Vistra Energy’s 2016 Annual Financial Statements), and (iii) tax benefits related to imputed interest deemed to be paid by Vistra Energy as a result of payments under the Tax Receivable Agreement in the tax year in which such deductions arise; and

•	a discount rate of 15%, which represents Vistra Energy’s view of the rate that a market participant would use based on the risk associated with the uncertainty in the amount and timing of the cash flows.

Vistra Energy expects to recognize accretion expense over the life of the TRA Rights liability as the present value of the initially established liability is accreted up over the life of the liability. This noncash accretion expense is reported in the statements of consolidated income (loss) as Impacts of Tax Receivable Agreement. Further, there may be significant changes, which may be material, to the estimate of the related liability due to various reasons including changes in corporate tax law, changes in estimates of future taxable income of Vistra Energy and its subsidiaries and other items. Vistra Energy expects that changes in those estimates will be recognized as adjustments to the related TRA Rights liability, with offsetting impacts recorded in the statements of consolidated income (loss) as Impacts of Tax Receivable Agreement. For the nine months ended September 30, 2017, the impacts of the Tax Receivable Agreement were income of $96 million, which included a $160 million gain due to changes in the estimated timing of TRA payments. Vistra Energy expects further changes in such estimates for the quarter ending December 31, 2017.

Impairment of Goodwill and Other Long-Lived Assets

Vistra Energy evaluates long-lived assets (including intangible assets with finite lives) for impairment, in accordance with accounting standards related to impairment or disposal of long-lived assets, whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. For Vistra Energy’s generation assets, possible indications include an expectation of continuing long-term declines in natural gas prices and/or market heat rates or an expectation that “more likely than not” a generation asset will be sold or otherwise disposed of significantly before the end of its estimated useful life. The determination of the existence of these and other indications of impairment involves judgments that are subjective in nature and may require the use of estimates in forecasting future results and cash flows related to an asset or group of assets. Further, the unique nature of Vistra Energy’s property, plant and equipment, which includes a fleet of generation assets with a diverse fuel mix and individual generation units that have varying production or output rates, requires the use of significant judgments in determining the existence of impairment indications and the grouping of assets for impairment testing. Vistra Energy generally utilize an income approach measurement to derive fair values for its long-lived generation assets. The income approach involves estimates of future performance that reflect assumptions regarding, among other things, forward natural gas and electricity prices, market heat rates, the effects of environmental rules, generation plant performance, forecasted capital expenditures and forecasted fuel prices. Any significant change to one or more of these factors can have a material impact on the fair value measurement of Vistra Energy’s long-lived assets. As a result of the decrease in forecasted wholesale electricity prices, potential effects from environmental regulations and changes to Vistra Energy’s Predecessor’s operating plans in 2015 and 2014, Vistra Energy’s Predecessor evaluated the recoverability of its generation assets. See Note 8 to Vistra Energy’s 2016 Annual Financial Statements for a discussion of the impairment charges related to certain of those assets. Additional material impairments related to these or other of Vistra Energy’s generation facilities may occur in the future if forward wholesale electricity prices in ERCOT continue to decline or if additional environmental regulations increase the cost of producing electricity at Vistra Energy’s generation facilities.

Goodwill and intangible assets with indefinite useful lives, such as the intangible asset related to the TXU EnergyTM brand, are required to be tested for impairment at least annually (as of the Effective Date, Vistra Energy has selected October 1 as its annual test date) or whenever events or changes in circumstances indicate an impairment may exist, such as the indicators used to evaluate impairments to long-lived assets discussed above or declines in values of comparable public companies in Vistra Energy’s industry. Accounting guidance requires goodwill to be allocated to Vistra Energy’s reporting units, and at September 30, 2017 all goodwill was allocated to Vistra Energy’s Retail Electricity segment. Goodwill impairment testing is performed at the reporting unit level. Under this goodwill impairment analysis, if at the assessment date, a reporting unit’s carrying value exceeds its estimated fair value (enterprise value), the estimated enterprise value of the reporting unit is compared to the estimated fair values of the reporting unit’s assets (including identifiable intangible assets) and liabilities at the assessment date, and the resultant implied goodwill amount is then compared to the recorded goodwill amount. Any excess of the recorded goodwill amount over the implied goodwill amount is written off as an impairment charge.

The determination of enterprise value involves a number of assumptions and estimates. Vistra Energy uses a combination of fair value measurements to estimate enterprise values of Vistra Energy’s reporting units including: internal discounted cash flow analyses (income approach), and comparable publicly traded company values (market approach). The income approach involves estimates of future performance that reflect assumptions regarding, among other things, forward natural gas and electricity prices, market heat rates, the effects of environmental rules, generation plant performance, forecasted capital expenditures and retail sales volume trends, as well as determination of a terminal value. Another key variable in the income approach is the discount rate, or weighted average cost of capital, applied to the forecasted cash flows. The determination of the discount rate takes into consideration the capital structure, credit ratings and current debt yields of comparable publicly traded companies as well as an estimate of return on equity that reflects historical market returns and current market volatility for the industry. The market approach involves using trading multiples of EBITDA of those selected publicly traded companies to derive appropriate multiples to apply to the EBITDA of Vistra Energy’s reporting units. Critical judgments include the selection of publicly traded comparable companies and the weighting of the value metrics in developing the best estimate of enterprise value.

See Note 7 to Vistra Energy’s 2016 Annual Financial Statements for additional discussion of the Predecessor’s goodwill impairment charges.

RESULTS OF OPERATIONS

Vistra Energy Consolidated Financial Results—Three Months Ended September 30, 2017

	Successor
	Three Months Ended September 30, 2017
	Wholesale Generation	Retail Electricity	Eliminations / Corporate and Other	Vistra Energy Consolidated
Operating revenues	$1,203	$1,286	$(656)	$1,833
Fuel, purchased power costs and delivery fees	(430)	(1,064)	656	(838)
Operating costs	(213)	(4)	(1)	(218)
Depreciation and amortization	(60)	(108)	(10)	(178)
Selling, general and administrative expenses	(31)	(113)	(3)	(147)

Operating income (loss)	469	(3)	(14)	452
Other income	9	10	(9)	10
Interest expense and related charges	(9)	—	(67)	(76)
Impacts of Tax Receivable Agreement	—	—	138	138

Income before income taxes	$469	$7	48	524
Income tax expense			(251)	(251)

Net income (loss)			$(203)	$273

Consolidated operating income totaled $452 million for the three months ended September 30, 2017. Results were driven by:

•

Vistra Energy’s Wholesale Generation segment had operating income of $469 million for the period, which was primarily driven by income from Vistra Energy’s generation fleet during the peak summer operating months and unrealized mark-to-market gains on commodity risk management activities totaling $235 million for the period (including $89 million of unrealized gains on positions with the

Retail Electricity segment and $9 million of unrealized gains on hedging activities for fuel and purchased power costs). The unrealized gains were driven by the impacts of a decrease in forward power prices during the period, partially offset by the reversal of previously recorded unrealized gains on settled positions. Additionally, operating income includes a $47 million unfavorable impact due to an unplanned outage at one of Vistra Energy’s nuclear generation units that began in June 2017 ($37 million of lower earnings due to lost generation and $10 million of additional operating costs). The outage required repairs to the plant’s steam turbine generator, a standard component in all power stations that is completely unrelated to Comanche Peak Facility’s nuclear reactor, which was not impacted by the outage. The unit returned to service in August 2017. Please see the discussion of Wholesale Generation below for further details.

•	Vistra Energy’s Retail Electricity segment had an operating loss of $3 million for the period, which was primarily driven by $89 million of unrealized losses in purchased power costs on positions with the Wholesale Generation segment, mostly offset by favorable profit margins. Please see the discussion of Retail Electricity below for further details.

•	Net operating expense related to Eliminations and Corporate and Other activities totaled $14 million and primarily reflected amortization of software and other technology-related assets (see Note 4 to Vistra Energy’s September 30, 2017 Quarterly Financial Statements).

Interest expense and related charges totaled $76 million and included $52 million of interest expense incurred and $3 million of unrealized mark-to-market gains on interest rate swaps. See Note 7 to Vistra Energy’s September 30, 2017 Quarterly Financial Statements.

The Impacts of the Tax Receivable Agreement was income of $138 million, which includes a $160 million gain due to changes in the estimated timing of TRA payments. See Note 6 to Vistra Energy’s September 30, 2017 Quarterly Financial Statements for discussion of the impacts of the Tax Receivable Agreement obligation.

Income tax expense totaled $251 million. The effective tax rate was 47.9%. See Note 5 to Vistra Energy’s September 30, 2017 Quarterly Financial Statements for reconciliation of this effective rate to the U.S. federal statutory rate.

Vistra Energy Consolidated Financial Results—Nine Months Ended September 30, 2017

	Successor
	Nine Months Ended September 30, 2017
	Wholesale Generation	Retail Electricity	Eliminations / Corporate and Other	Vistra Energy Consolidated
Operating revenues	$2,757	$3,136	$(1,406)	$4,487
Fuel, purchased power costs and delivery fees	(1,225)	(2,432)	1,407	(2,250)
Operating costs	(616)	(11)	1	(626)
Depreciation and amortization	(167)	(322)	(30)	(519)
Selling, general and administrative expenses	(98)	(317)	(19)	(434)

Operating income (loss)	651	54	(47)	658
Other income	20	23	(14)	29
Other deductions	(4)	—	(1)	(5)
Interest expense and related charges	(14)	—	(155)	(169)
Impacts of Tax Receivable Agreement	—	—	96	96

Income (loss) before income taxes	$653	$77	(121)	609
Income tax expense			(284)	(284)

Net income (loss)			$(405)	$325

Consolidated operating income totaled $658 million for the nine months ended September 30, 2017. Results were driven by:

•	Vistra Energy’s Wholesale Generation segment had operating income of $651 million for the period, which was primarily driven by income from Vistra Energy’s generation fleet during the peak summer operating months and unrealized mark-to-market gains on commodity risk management activities totaling $362 million for the period (including $171 million of unrealized gains on positions with the Retail Electricity segment and $13 million of unrealized losses on hedging activities for fuel and purchased power costs). The unrealized gains were driven by decreases in forward natural gas prices and power prices during the period, partially offset by the reversal of previously recorded unrealized gains on settled positions. Additionally, operating income includes a $74 million unfavorable impact due to an unplanned outage at one of Vistra Energy’s nuclear generation units that began in June 2017 ($57 million of lower earnings due to lost generation and $17 million of additional operating costs). The outage required repairs to the plant’s steam turbine generator, a standard component in all power stations that is completely unrelated to Comanche Peak Facility’s nuclear reactor, which was not impacted by the outage. The unit returned to service in August 2017. Please see the discussion of Wholesale Generation below for further details.

•	Vistra Energy’s Retail Electricity segment had an operating income of $54 million for the period, which was primarily driven by favorable profit margins, partially offset by $171 million of unrealized losses in purchased power costs on positions with the Wholesale Generation segment. Please see the discussion of Retail Electricity below for further details.

•	Net operating expense related to Eliminations and Corporate and Other activities totaled $47 million and primarily reflected amortization of software and other technology-related assets (see Note 4 to Vistra Energy’s September 30, 2017 Quarterly Financial Statements).

Interest expense and related charges totaled $169 million and included $157 million of interest expense incurred and $3 million of unrealized mark-to-market losses on interest rate swaps. See Note 7 to Vistra Energy’s September 30, 2017 Quarterly Financial Statements.

The Impacts of the Tax Receivable Agreement was income of $96 million, which includes a $160 million gain due to changes in the estimated timing of TRA Payments. See Note 6 to Vistra Energy’s September 30, 2017 Quarterly Financial Statements for discussion of the impacts of the Tax Receivable Agreement obligation.

Income tax expense totaled $284 million. The effective tax rate was 46.6%. See Note 5 to Vistra Energy’s September 30, 2017 Quarterly Financial Statements for reconciliation of this effective rate to the U.S. federal statutory rate.

Operating Income

Vistra Energy evaluates its segment performance using operating income as an earnings metric. Vistra Energy believes operating income is useful in evaluating Vistra Energy’s core business activities and is one of the metrics used by Vistra Energy’s chief operating decision maker and leadership to evaluate segment results. Operating income excludes interest income, interest expense and related charges, impacts of the Tax Receivable Agreement and income tax expense as these activities are managed at the corporate level.

Operating Statistics—Three and Nine Months Ended September 30, 2017

	Successor
	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2017
Sales volumes (GWh):
Retail electricity sales volumes:
Residential	6,948	16,060
Business markets	5,257	14,006
Total retail electricity sales volumes	12,205	30,066

Wholesale electricity sales volumes(a)	12,926	35,741
Production volumes (GWh):
Nuclear facilities	3,936	12,646
Lignite and coal facilities	14,781	38,513
Natural gas facilities	6,026	13,496
Capacity factors:
Nuclear facilities	77.5%	83.9%
Lignite and coal facilities	83.5%	73.3%
CCGT facilities	87.6%	67.2%
Market pricing:
Average ERCOT North power price ($/MWh)	$26.26	$23.85
Weather (North Texas average)—percent of normal(b):
Cooling degree days	93.3%	96.3%
Heating degree days	N/A	60.2%

(a)	Includes net amounts related to sales and purchases of balancing energy in the ERCOT real-time market.
(b)	Weather data is obtained from Weatherbank, Inc., an independent company that collects and archives weather data from reporting stations of the National Oceanic and Atmospheric Administration (a federal agency under the Vistra Energy Department of Commerce). Normal is defined as the average over the 10-year period from 2006 to 2015.

Wholesale Generation Segment Financial Results—Three and Nine Months Ended September 30, 2017

For the three months ended September 30, 2017, wholesale electricity revenues totaled $1.203 billion and included:

•	$538 million in third-party wholesale electricity revenue, which included $401 million in electricity sales to third parties, including revenues from the recently acquired Odessa power generation facility (see Note 3 to Vistra Energy’s September 30, 2017 Quarterly Financial Statements), and $137 million in unrealized gains from hedging activities reflecting a decrease in forward power prices, and

•	$655 million in affiliated revenue with the Retail Electricity segment, which included $566 million in sales for the period and $89 million in unrealized gains on hedging activities with affiliate positions reflecting a decrease in forward power prices, partially offset by the reversal of previously recorded unrealized gains on settled power positions.

For the nine months ended September 30, 2017, wholesale electricity revenues totaled $2.757 billion and included:

•	$1.328 million in third-party wholesale electricity revenue, which included $1.124 billion in electricity sales to third parties, including revenues from the recently acquired Odessa power generation facility (see Note 3 to Vistra Energy’s September 30, 2017 Quarterly Financial Statements), and $204 million in unrealized gains from hedging activities reflecting a decrease in forward natural gas and power prices, partially offset by the reversal of previously recorded unrealized gains on settled power positions, and

•	$1.406 billion in affiliated revenue with the Retail Electricity segment, which included $1.235 billion in sales for the period and $171 million in unrealized gains on hedging activities with affiliate positions reflecting a decrease in forward power prices partially offset by the reversal of previously recorded unrealized gains on settled power positions.

For the three and nine months ended September 30, 2017, wholesale electricity sales and operating costs include unfavorable impacts totaling $47 million and $74 million, respectively, due to an unplanned outage at one of Vistra Energy’s nuclear generation units that began in June 2017.

	Successor
	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2017
Wholesale electricity sales	$401	$1,124
Unrealized net gains on hedging activities	137	204
Sales to affiliates	566	1,235
Unrealized net gains on hedging activities with affiliates	89	171
Other revenues	10	23

Total wholesale electricity revenues	$1,203	$2,757

For the three and nine months ended September 30, 2017, fuel, purchased power costs and delivery fees totaled $430 million and $1.225 billion, respectively, and reflected $439 million and $1.212 billion, respectively, in fuel and purchased power costs and ancillary and other costs. For the three and nine months ended September 30, 2017, fuel expense for Vistra Energy’s nuclear facilities were lower due to an unplanned outage at one of Vistra Energy’s units. For the three months ended September 30, 2017, fuel and purchased power costs also included $9 million in unrealized gains from hedging activities reflecting reversal of previously recorded unrealized losses on settled natural gas positions. For the nine months ended September 30, 2017, fuel and purchased power costs also included $13 million in unrealized losses from hedging activities also reflecting reversal of previously recorded unrealized gains on settled positions.

	Successor
	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2017
Fuel for nuclear facilities	$19	$66
Fuel for lignite and coal facilities	215	595
Fuel for natural gas facilities and purchased power costs	190	489
Unrealized (gains) losses from hedging activities	(9)	13
Ancillary and other costs	15	62

Total fuel and purchased power costs	$430	$1,225

Operating costs totaled $213 million and $616 million for the three and nine months ended September 30, 2017, respectively, and reflected operations and maintenance expenses for power generation facilities and salaries and benefits for facilities personnel. Total charges of approximately $24 million related to severance accruals, write-off of material and supplies inventory and changes to estimates and timing of asset retirement obligations are presented in operating costs for both periods due to Vistra Energy’s decision to retire Vistra Energy’s Monticello generation facility (see Note 17 to Vistra Energy’s September 30, 2017 Quarterly Financial Statements).

For the three and nine months ended September 30, 2017, depreciation and amortization expenses totaled $60 million and $167 million, respectively, and primarily reflected depreciation on power generation and mining property, plant and equipment.

For the three and nine months ended September 30, 2017, SG&A totaled $31 million and $98 million, respectively, and reflected functional group service costs allocated from Corporate and Other activities totaling $26 million and $89 million, respectively.

Retail Electricity Segment Financial Results—Three and Nine Months Ended September 30, 2017

For the three months ended September 30, 2017, retail electricity revenues totaled $1.286 billion and included $1.223 billion related to 12,205 GWh in sales volumes. During the period, revenues were unfavorably impacted by mild weather during the peak summer cooling period as noted in the weather information included above in “Operating Statistics.”

For the nine months ended September 30, 2017, retail electricity revenues totaled $3.136 billion and included $3.019 billion related to 30,066 GWh in sales volumes. During the period, revenues were unfavorably impacted by mild weather in both the peak summer cooling period and the winter season at the beginning of the year as noted in the weather information included above in “Operating Statistics.”

	Successor
	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2017
Retail electricity sales	$1,223	$3,019
Amortization income (expense) of identifiable intangible assets related to retail contracts (see Note 4 to Vistra Energy’s September 30, 2017 Quarterly Financial Statements)	20	(24)
Other revenues	43	141

Total retail electricity revenues	$1,286	$3,136

Purchased power costs, delivery fees and other costs totaled $1.064 billion and $2.432 billion for the three and nine months ended September 30, 2017, respectively, and reflected the following:

	Successor
	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2017
Purchases from affiliates	$566	$1,235
Unrealized net losses on hedging activities with affiliates	89	171
Delivery fees	408	1,023
Other costs	1	3

Total purchased power costs and delivery fees	$1,064	$2,432

Depreciation and amortization expenses totaled $108 million and $322 million for the three and nine months ended September 30, 2017, respectively, and primarily reflected the impacts of amortization expense related to the retail customer relationship intangible asset established in fresh start reporting (see Note 4 to Vistra Energy’s September 30, 2017 Quarterly Financial Statements).

SG&A totaled $113 million and $317 million for the three and nine months ended September 30, 2017, respectively, and reflected employee compensation and benefit costs (including functional group costs allocated from Corporate and Other), marketing and operation expenses and bad debt expense. For both periods, SG&A reflects an increase in bad debt expense as a result of the estimated impact on collectability from customers affected by Hurricane Harvey.

Predecessor Consolidated Financial Results—Three and Nine Months Ended September 30, 2016

	Predecessor
	Three Months Ended September 30, 2016	Nine Months Ended September 30, 2016
Operating revenues	$1,690	$3,973
Fuel, purchased power costs and delivery fees	(874)	(2,082)
Net gain from commodity hedging and trading activities	336	282
Operating costs	(190)	(664)
Depreciation and amortization	(157)	(459)
Selling, general and administrative expenses	(165)	(482)

Operating income	640	568
Other income	7	19
Other deductions	(28)	(75)
Interest expense and related charges	(371)	(1,049)
Reorganization items	(64)	(116)

Income (loss) before income taxes	184	(653)
Income tax (expense) benefit	3	(3)

Net income (loss)	$187	$(656)

Predecessor Operating Statistics—Three and Nine Months Ended September 30, 2016

	Predecessor
	Three Months Ended September 30 2016	Nine Months Ended September 30, 2016
Operating revenues:
Retail electricity revenues	$1,299	$3,154
Wholesale electricity revenues and other operating revenues(a)(b)	391	819

Total operating revenues	$1,690	$3,973

Fuel, purchased power costs and delivery fees:
Fuel for nuclear facilities	$31	$92
Fuel for lignite and coal facilities	236	548
Fuel for natural gas facilities and purchased power costs(a)	150	310
Other costs	41	108
Delivery fees	416	1,024

Total	$874	$2,082

Sales volumes:
Retail electricity sales volumes (GWh):
Residential	7,359	16,619
Business markets	5,385	14,354

Total retail electricity	12,744	30,973
Wholesale electricity sales volumes(b)	12,058	25,563
Production volumes (GWh):
Nuclear facilities	5,310	15,005
Lignite and coal facilities(c)	14,630	31,865
Natural gas facilities	4,452	8,539
Capacity factors:
Nuclear facilities	104.6%	99.2%
Lignite and coal facilities(c)	82.6%	60.5%
Market pricing:
Average ERCOT North power price ($/MWh)	$26.54	$20.78
Weather (North Texas average)—percent of normal(d):
Cooling degree days	106.6%	102.8%
Heating degree days	—%	81.9%

(a)	Upon settlement, physical derivative commodity contracts that Vistra Energy marks-to-market in net income, such as certain electricity sales and purchase agreements and coal purchase contracts, wholesale electricity revenues and fuel and purchased power costs are reported at approximated market prices, as required by accounting rules, rather than contract price. The offsetting differences between contract and market prices are reported in net gain from commodity hedging and trading activities.
(b)	Includes net amounts related to sales and purchases of balancing energy in the ERCOT real-time market.
(c)	Includes the estimated effects of economic backdown (including seasonal operations) of lignite/coal fueled units totaling 2,390 GWh and 14,420 GWh for the three and nine months ended September 30, 2016, respectively.
(d)	Weather data is obtained from Weatherbank, Inc., an independent company that collects and archives weather data from reporting stations of the National Oceanic and Atmospheric Administration (a federal agency under the Vistra Energy Department of Commerce). Normal is defined as the average over the 10-year period from 2000 to 2010.

Predecessor Financial Results—Three and Nine Months Ended September 30, 2016

For the three months ended September 30, 2016, income before income taxes totaled $184 million and reflected net gains in commodity and hedging activities totaling $336 million, partially offset by interest expense for adequate protection on pre-petition debt totaling $331 million. For the nine months ended September 30, 2016, loss before income taxes totaled $653 million and primarily reflected interest expense for adequate protection on pre-petition debt totaling $977 million and the effects of declining average electricity prices and milder than normal winter weather on operating revenues, partially offset by net gains in commodity and hedging activities.

Operating revenues totaled $1.690 billion and $3.973 billion for the three and nine months ended September 30, 2016, respectively.

•	For the three and nine months ended September 30, 2016, retail electricity revenues totaled $1.299 billion and $3.154 billion, respectively, and were negatively impacted by reduced volumes reflecting milder than normal winter weather in 2016 and declining average prices.

•	For the three and nine months ended September 30, 2016, wholesale revenues totaled $396 million and $649 million, respectively, and increased due to additional sales from the Lamar and Forney generation assets acquired in April 2016. For the nine months ended September 30, 2016, wholesale volumes were also negatively impacted by lower average wholesale electricity prices.

Following is an analysis of amounts reported as net losses from commodity hedging and trading activities. Results are primarily related to natural gas and power hedging activity.

	Predecessor
	Three Months Ended September 30,	Nine Months Ended September 30,
	2016	2016
Realized net gains	$122	$320
Unrealized net gains (losses)	214	(38)
Total	$336	$282

For both periods presented, the negative impacts of declining average prices on wholesale operating revenues were partially offset by realized net gains reflecting settled gains on derivatives due to declining market prices. These gains were primarily related to natural gas positions.

For the three months ended September 30, 2016, net unrealized gains were primarily impacted by reversals of previously recorded unrealized net losses on settled positions and unrealized net gains recorded due to unrealized gains on heat rate and power hedges due to decreases in forward prices. For the nine months ended September 30, 2016, net unrealized losses were primarily impacted by reversals of previously recorded unrealized net gains on settled positions.

Fuel, purchased power costs and delivery fees totaled $874 million and $2.082 billion for the three and nine months ended September 30, 2016, respectively, and reflected the impact of declining electricity prices on purchased power costs during 2016, partially offset by incremental natural gas fuel costs associated with the Lamar and Forney Acquisition (see Note 3 to Vistra Energy’s September 30, 2017 Quarterly Financial Statements).

Operating costs totaled $190 million and $664 million for the three and nine months ended September 30, 2016, respectively, and primarily reflect maintenance expense for Vistra Energy’s generation assets, including the scope and timing of maintenance costs at lignite/coal fueled generation facilities. Operating costs were also impacted by incremental operation and maintenance costs associated with the Lamar and Forney Acquisition.

Depreciation and amortization expenses totaled $157 million and $459 million for the three and nine months ended September 30, 2016, respectively, and reflected incremental depreciation expense associated with the Lamar and Forney Acquisition.

SG&A expenses totaled $165 million and $482 million for the three and nine months ended September 30, 2016, respectively, and reflected administrative and general salaries, employee benefits, marketing costs related to retail electricity activity and other administrative costs.

For the three and nine months ended September 30, 2016, results for the period also include $7 million and $32 million, respectively, of severance expense, primarily reported in fuel, purchased power costs and delivery fees and operating costs, associated with certain actions taken to reduce costs related to mining and lignite/coal generation operations.

For the three and nine months ended September 30, 2016, interest expense and related charges totaled $371 million and $1.049 billion, respectively, and included adequate protection payments approved by the Bankruptcy Court for the benefit of TCEH secured creditors totaling $331 million and $977 million, respectively, and interest expense on debtor-in-possession financing totaling $38 million and $76 million, respectively.

Vistra Energy Consolidated Financial Results—Period from October 3, 2016 through December 31, 2016

	Successor
	Period from October 3, 2016 through December 31, 2016
	Wholesale Generation	Retail Electricity	Eliminations / Corporate and Other	Vistra Energy Consolidated
Operating revenues	$450	$912	$(171)	$1,191
Fuel, purchased power costs and delivery fees	(376)	(515)	171	(720)
Operating costs	(205)	(3)	—	(208)
Depreciation and amortization	(53)	(153)	(10)	(216)
Selling, general and administrative expenses	(71)	(130)	(7)	(208)

Operating income (loss)	(255)	111	(17)	(161)
Other income	3	3	4	10
Interest expense and related charges	1	—	(61)	(60)
Impacts of Tax Receivables Agreement	—	—	(22)	(22)

Income (loss) before income taxes	(251)	114	(96)	(233)
Income tax benefit (expense)			70	70

Net income (loss)			$(26)	$(163)

Consolidated operating loss totaled $161 million for the period from October 3, 2016 through December 31, 2016. Results were driven by:

•	Vistra Energy’s Wholesale Generation segment had an operating loss of approximately $255 million for the period which was primarily driven by unrealized mark-to-market losses totaling approximately $273 million for the period (including $113 million of unrealized losses on positions with the Retail Electricity segment). The unrealized losses were driven by increases in forward natural gas prices during the period. Please see the discussion of Wholesale Generation below for further details.

•	Vistra Energy’s Retail Electricity segment had operating income of $111 million for the period which was the result of favorable profit margins, including $113 million of unrealized gains in purchased power costs on positions with the Wholesale Generation segment. Please see the discussion of Retail Electricity below for further details.

•	Net operating expense related to Eliminations and Corporate and Other activities totaled $17 million and primarily reflected $7 million in amortization of intangible assets and $4 million in post-Emergence restructuring fees.

Interest expense and related charges totaled $60 million and reflected $47 million of interest expense incurred on the Vistra Operations Credit Facilities and $11 million of unrealized mark-to-market net losses on interest rate swaps. See Note 11 to Vistra Energy’s 2016 Financial Statements.

See Note 10 to Vistra Energy’s 2016 Financial Statements for discussion of the impacts of the Tax Receivable Agreement obligation.

Income tax expense totaled $70 million. The effective tax rate was 30.0%. See Note 9 to Vistra Energy’s 2016 Financial Statements for reconciliation of this effective rate to the U.S. federal statutory rate.

Operating Statistics—Period from October 3, 2016 through December 31, 2016

Successor
Period from October 3, 2016 through December 31, 2016
Sales volumes:
Retail electricity sales volumes (GWh):
Residential	4,485
Business markets	4,430

Total retail electricity sales volumes	8,915
Wholesale electricity sales volumes(a)(b)	13,806
Production volumes (GWh):
Nuclear facilities	5,373
Lignite and coal facilities	13,654
Natural gas facilities	3,138
Capacity factors:
Nuclear facilities	105.7%
Lignite and coal facilities	77.1%
CCGT facilities	47.0%
Market pricing:
Average ERCOT North power price ($/MWh)	$26.52

(a)	Upon settlement, physical derivative commodity contracts that Vistra Energy marks-to-market in net income, such as certain electricity sales and purchase agreements and coal purchase contracts, wholesale electricity revenues and fuel and purchased power costs are reported at approximated market prices, as required by accounting rules, rather than contract price.
(b)	Includes net amounts related to sales and purchases of balancing energy in the ERCOT real-time market.

Wholesale Generation Segment Financial Results—Period from October 3, 2016 through December 31, 2016

Wholesale electricity revenues totaled $450 million and reflected:

•	$274 million in third-party wholesale electricity revenues, which included $456 million in electricity sales to third parties, partially offset by $182 million in unrealized losses from hedging activities reflecting an increase in forward natural gas prices and a reversal of previously recorded unrealized gains on settled positions, and

•	$171 million in affiliated sales to the Retail Electricity segment, which included $284 million in sales for the period, partially offset by $113 million in unrealized losses on affiliate positions due to increases in forward commodity prices.

Successor
Period from October 3, 2016 through December 31, 2016
Wholesale electricity sales	$456
Unrealized net losses on hedging activities	(182)
Sales to affiliates	284
Unrealized net losses with affiliates	(113)
Other revenues	5

Total wholesale electricity revenues	$450

Fuel, purchased power costs and delivery fees totaled $376 million and reflected $398 million in fuel and purchased power costs, ancillary and other costs, including $7 million of severance expense associated with the October 2016 workforce reduction. Results also included $22 million in unrealized gains from hedging activities reflecting gains on coal and diesel hedges due to increases in forward prices.

Successor
Period from October 3, 2016 through December 31, 2016
Fuel for nuclear facilities	$31
Fuel for lignite and coal facilities	229
Fuel for natural gas facilities and purchased power costs	97
Unrealized gains from hedging activities	(22)
Ancillary and other costs	41

Total fuel and purchased power costs	$376

Operating costs totaled $205 million and reflected operations and maintenance expenses for power generation facilities and salaries and benefits for facilities personnel. Costs included $10 million of severance expense associated with the October 2016 workforce reduction.

Depreciation and amortization expenses totaled $53 million and reflected $51 million of depreciation on power generation and mining property, plant and equipment and $2 million of amortization expense related to finite-lived identifiable intangible assets. Depreciation and amortization expense for the period reflects fresh start reporting adjustments to fair value of property, plant and equipment and identifiable intangible assets (see Note 3 to Vistra Energy’s 2016 Financial Statements).

SG&A totaled $71 million and reflected $52 million of functional group service costs allocated from Corporate and Other activities, $8 million of severance expense associated with the October 2016 workforce reduction, $7 million of employee compensation and benefit costs and $4 million of legal and other professional services costs.

Retail Electricity Segment Financial Results—Period from October 3, 2016 through December 31, 2016

Retail electricity revenues totaled $912 million and included $907 million related to 8,915 GWh in sales volumes. Sales volumes for the period were evenly split between residential and business market customers. Revenues for the period included $36 million in amortization expense of identifiable intangible assets related to retail contracts (see Note 7 to Vistra Energy’s 2016 Financial Statements).

Purchased power costs, delivery fees and other costs totaled $515 million and reflected the following:

Successor
Period from October 3, 2016 through December 31, 2016
Purchases from affiliates	$284
Unrealized net gains with affiliates	(113)
Delivery fees	320
Other costs	24

Purchased power costs and delivery fees	$515

Depreciation and amortization expenses totaled $153 million and primarily reflected amortization expense related to the retail customer relationship intangible asset (see Note 7 to Vistra Energy’s 2016 Financial Statements).

SG&A totaled $130 million and reflected $33 million of functional group service costs allocated from Corporate and Other activities, $28 million of employee compensation and benefit costs, $23 million of marketing-related expenses, $22 million of revenue based taxes and $18 million of legal and professional services costs, franchise taxes and bad debt. SG&A for the Retail Electricity segment also included $5 million of severance expense associated with the October 2016 workforce reduction.

Predecessor Consolidated Financial Results

	Predecessor
	Period from January 1, 2016 through October 2, 2016	Year Ended December 31,
		2015	2014
Operating revenues	$3,973	$5,370	$5,978
Fuel, purchased power costs and delivery fees	(2,082)	(2,692)	(2,842)
Net gain from commodity hedging and trading activities	282	334	11
Operating costs	(664)	(834)	(914)
Depreciation and amortization	(459)	(852)	(1,270)
Selling, general and administrative expenses	(482)	(676)	(708)
Impairment of goodwill	—	(2,200)	(1,600)
Impairment of long-lived assets	—	(2,541)	(4,670)

Operating income (loss)	568	(4,091)	(6,015)

Other income	16	17	16
Other deductions	(75)	(93)	(281)
Interest income	3	1	—
Interest expense and related charges	(1,049)	(1,289)	(1,749)
Reorganization items	22,121	(101)	(520)

Loss before income taxes	21,584	(5,556)	(8,549)
Income tax benefit (expense)	1,267	879	2,320

Net loss	$22,851	$(4,677)	$(6,229)

Predecessor—Operating Statistics

	Predecessor			% Change
	Period from January 1, 2016 through October 2, 2016	Year Ended December 31,		2015 versus 2014
		2015	2014
Operating revenues:
Retail electricity revenues	3,154	4,449	4,413	0.8%
Wholesale electricity revenues and other operating revenues(a)(b)	819	921	1,565	(41.2)%

Total operating revenues	$3,973	$5,370	$5,978	(10.2)%

Fuel, purchased power costs and delivery fees:
Fuel for nuclear facilities	$92	$146	$147	(0.7)%
Fuel for lignite and coal facilities	548	736	784	(6.1)%
Fuel for natural gas facilities and purchased power costs(a)	310	252	316	(20.3)%
Other costs	108	166	267	(37.8)%
Delivery fees	1,024	1,392	1,328	4.8%

Total	$2,082	$2,692	$2,842	(5.3)%

Sales volumes:
Retail electricity sales volumes (GWh):
Residential	16,619	21,923	21,910	0.1%
Business markets	14,354	19,289	16,601	16.2%

Total retail electricity	30,973	41,212	38,511	7.0%
Wholesale electricity sales volumes(b)	25,563	23,533	32,965	(28.6)%

Total sales volumes	56,536	64,745	71,476	(9.4)%
Production volumes (GWh):
Nuclear facilities	15,005	19,954	18,636	7.1%
Lignite and coal facilities(c)	31,865	41,817	48,878	(14.4)%
Natural gas facilities	8,539	709	816	(13.1)%
Capacity factors:
Nuclear facilities	99.2%	99.0%	92.5%	7.0%
Lignite and coal facilities(c)	60.5%	59.5%	69.6%	(14.5)%
CCGT facilities	65.2%	—%	—%	—%
Market pricing:				—%
Average ERCOT North power price ($/MWh)	$20.78	$23.78	$36.44	(34.7)%

(a)	Upon settlement, physical derivative commodity contracts that Vistra Energy marks-to-market in net income, such as certain electricity sales and purchase agreements and coal purchase contracts, wholesale electricity revenues and fuel and purchased power costs are reported at approximated market prices, as required by accounting rules, rather than contract price. The offsetting differences between contract and market prices are reported in net gain from commodity hedging and trading activities.
(b)	Includes net amounts related to sales and purchases of balancing energy in the ERCOT real-time market.
(c)	Includes the estimated effects of economic backdown (including seasonal operations) of lignite/coal fueled units totaling 14,420 GWh, 19,900 GWh and 15,770 GWh for the Predecessor period from January 1, 2016 through October 2, 2016 and the years ended December 31, 2015 and 2014, respectively.

Predecessor Financial Results—Predecessor Period from January 1, 2016 through October 2, 2016

Income before income taxes totaled $21.584 billion and included a $24.252 billion gain on reorganization adjustments and a $2.013 billion loss for the net impacts from the adoption of fresh start reporting (see Notes 3 and 4 to Vistra Energy’s 2016 Financial Statements). Results also reflected the effect of declining average electricity prices on operating revenues, $977 million in adequate protection interest expense paid/accrued on pre-petition debt and $116 million in reorganization items associated with the Chapter 11 Cases.

Operating revenues totaled $3.973 billion. Retail electricity revenues totaling $3.154 billion were negatively impacted by declining average prices and reduced electricity usage reflecting milder than normal weather in 2016. Wholesale revenues totaling $649 million were positively impacted by increases in generation volumes (approximately 8,048 GWh) driven by the Lamar and Forney Acquisition in April 2016 (see Note 6 to Vistra Energy’s 2016 Financial Statements), partially offset by lower average wholesale electricity prices.

Following is an analysis of amounts reported as net gain from commodity hedging and trading activities. Results are primarily related to natural gas and power hedging activity.

Predecessor
Period From January 1, 2016 through October 2, 2016
Realized net gains	$320
Unrealized net gains (losses)	(38)

Total	$282

The negative impacts of declining average prices on operating revenues were partially offset by realized net gains reflecting settled gains on derivatives due to declining market prices. These gains were primarily related to natural gas positions.

Net unrealized gains (losses) were primarily impacted by reversals of previously recorded unrealized net gains on settled positions.

Fuel, purchased power costs and delivery fees totaled $2.082 billion and reflected the impact of declining electricity prices on purchased power costs, partially offset by incremental natural gas fuel costs associated with the Lamar and Forney Acquisition (see Note 6 to Vistra Energy’s 2016 Financial Statements).

Operating costs totaled $664 million and primarily reflect maintenance expense for Vistra Energy’s generation assets, including nuclear maintenance costs due to a spring nuclear refueling outage and incremental operation and maintenance costs associated with the Lamar and Forney Acquisition.

Depreciation and amortization expenses totaled $459 million and reflected the effect of noncash impairments of certain long-lived assets recorded in 2015, partially offset by incremental depreciation expense associated with the Lamar and Forney Acquisition.

SG&A expenses totaled $482 million and reflected administrative and general salaries, employee benefits, marketing costs related to retail electricity activity and other administrative costs.

Results for the period also include $32 million of severance expense, primarily reported in fuel, purchased power and delivery fees and operating costs, associated with certain actions taken to reduce costs related to mining and lignite/coal generation operations.

Interest expense and related charges totaled $1.049 billion and reflected $977 million in adequate protection payments approved by the Bankruptcy Court for the benefit of TCEH secured creditors and $76 million in interest expense on debtor-in-possession financing.

Income tax benefit totaled $1.267 billion. See Note 9 to Vistra Energy’s 2016 Financial Statements for reconciliation of this effective rate to the U.S. federal statutory rate.

Predecessor Financial Results—Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Loss before income taxes decreased $2.993 billion in 2015 from 2014 to a loss of $5.556 billion. The decrease primarily reflected the larger noncash impairment charges of certain long-lived assets in 2014 and the decrease in interest expense, the decrease in depreciation and amortization expense and a decrease in reorganization items expense in 2015.

Operating revenues decreased $608 million in 2015 from 2014, as a result of a decrease in wholesale electricity revenues, partially offset by an increase in retail electricity revenues. Wholesale electricity revenues decreased $587 million in 2015 from 2014 reflecting a $362 million decrease in sales volumes and a $225 million decrease due to lower average wholesale electricity prices. The decrease in wholesale electricity sales volumes was driven by lower generation volumes from increased economic backdown (including seasonal operations) at Vistra Energy’s lignite and coal generation facilities, which was driven by a 35% decline in average wholesale electricity prices, driven by lower natural gas prices. Retail electricity revenues increased $36 million in 2015 from 2014 primarily reflecting a $310 million increase due to sales volumes driven by an increase in business sales volumes, partially offset by a $274 million decrease due to lower average prices primarily for business markets customers.

Fuel, purchased power costs and delivery fees decreased $150 million in 2015 from 2014. Fuel for lignite and coal facilities decreased $48 million in 2015 from 2014 due to a 14% decrease in generation volumes, partially offset by higher lignite mining costs and more western coal in the fuel blend. Fuel for natural gas facilities and purchased power costs decreased $64 million in 2015 from 2014 driven by a 28% decrease in purchased power volumes, lower natural gas prices and a 13% decrease in generation volumes from natural gas generation units. Other costs decreased $101 million in 2015 from 2014, reflecting a $49 million decrease in natural gas purchases for resale and $34 million decrease in amortization of favorable purchase contracts due to impairments recorded at the end of 2014. Delivery fees increased $64 million in 2015 from 2014, primarily reflecting higher retail volumes.

Following is an analysis of amounts reported as net gain from commodity hedging and trading activities. The results are primarily related to natural gas and power hedging activity.

	Predecessor
	Year Ended December 31,
	2015	2014	Change
Realized net gains	$217	$387	$(170)
Unrealized net gains (losses)	117	(376)	493

Total	$334	$11	$323

Realized net gains on hedging and trading positions decreased $170 million, or 43.9%, in 2015 from 2014, reflecting lower gains due to the 2014 termination of Vistra Energy’s favorable long-term natural gas hedging program, partially offset by other realized gains from declining market prices in 2015.

The $493 million favorable change in unrealized net gains in 2015 from 2014 primarily reflected the 2014 reversal of previously recorded unrealized gains related to the favorable pricing of Vistra Energy’s long-term natural gas hedging program that terminated in 2014 along with favorable unrealized gains in 2015 due to the impact of declining natural gas prices on Vistra Energy’s hedging positions.

Operating costs decreased $80 million in 2015 from 2014, driven by $55 million in lower nuclear maintenance costs, reflecting a spring refueling in 2014 that was absent in 2015, as well as lower lignite and coal facilities operating costs reflecting lower generation.

Depreciation and amortization expenses decreased $418 million in 2015 from 2014, primarily reflecting reduced depreciation expense resulting from the effect of noncash impairments of certain long-lived assets recorded at the end of 2014 and during 2015.

Interest expense and related charges decreased $460 million in 2015. The decrease reflected:

•	$874 million in lower interest expense on pre-petition debt due to the discontinuance of interest due to the Chapter 11 Cases, and

•	$86 million in lower amortization of pre-petition debt issuances, amendment and extension costs and discounts due to reclassification of such amounts to liabilities subject to compromise in 2014,

partially offset by

•	$405 million in higher expense related to adequate protection payments approved by the Bankruptcy Court for the benefit of TCEH secured creditors in the year ended December 31, 2015 as compared to the post-petition period ended December 31, 2014;

•	$65 million in mark-to-market net gains on interest rate swaps in 2014, and

•	$26 million in higher interest expense on debtor-in-possession financing in the year ended December 31, 2015 as compared to the post-petition period ended December 31, 2014.

Income tax benefit totaled $879 million and $2.320 billion on pretax losses in 2015 and 2014, respectively. The effective tax rate was 15.8% in 2015 and 27.1% in 2014. See Note 9 to Vistra Energy’s 2016 Financial Statements for reconciliation of this effective rate to the U.S. federal statutory rate.

See Note 7 to Vistra Energy’s 2016 Financial Statements for details of noncash impairments of goodwill. See Note 22 to Vistra Energy’s 2016 Financial Statements for details of other income and deductions. See Note 8 to Vistra Energy’s 2016 Financial Statements for details of noncash impairments of certain long lived assets. See Note 4 to Vistra Energy’s 2016 Financial Statements for details of reorganization items.

Energy-Related Commodity Contracts and Mark-to-Market Activities

The table below summarizes the changes in commodity contract assets and liabilities for the nine months ended September 30, 2017 and 2016. The net change in these assets and liabilities, excluding “other activity” as described below, reflects $202 million in unrealized net gains for the nine months ended September 30, 2017 and $38 million in unrealized net losses for the nine months ended September 30, 2016 arising from mark-to-market accounting for positions in the commodity contract portfolio.

	Successor	Predecessor
	Nine Months Ended September 30,	Nine Months Ended September 30,
	2017	2016
Commodity contract net asset at beginning of period	$64	$271
Settlements/termination of positions(a)	(134)	(232)
Changes in fair value of positions in the portfolio(b)	336	194
Other activity(c)	(45)	(35
Commodity contract net asset at end of period	$221	$198

(a)	Represents reversals of previously recognized unrealized gains and losses upon settlement/termination (offsets realized gains and losses recognized in the settlement period). The Successor period includes reversal of $38 million of previously recorded unrealized gains related to Vistra Energy beginning balances. Excludes changes in fair value in the month the position settled as well as amounts related to positions entered into, and settled, in the same month.
(b)	Represents unrealized net gains (losses) recognized, reflecting the effect of changes in fair value. The Successor period includes a $19 million “day one” gain related to a long-term power derivative. Excludes changes in fair value in the month the position settled as well as amounts related to positions entered into, and settled, in the same month.
(c)	Represents changes in fair value of positions due to receipt or payment of cash not reflected in unrealized gains or losses. Amounts are generally related to certain margin deposits classified as settlement for certain transactions done on the CME as well as premiums related to options purchased or sold and the initial fair value of the earn-out provision related to the Odessa Acquisition (see Note 3 to Vistra Energy’s September 30, 2017 Quarterly Financial Statements).

The table below summarizes the changes in commodity contract assets and liabilities for the periods presented. The net change in these assets and liabilities, excluding “other activity” as described below, reflects $166 million in unrealized net losses, $38 million in unrealized net losses, $117 million in unrealized net gains and $368 million in unrealized net losses for the Successor period from October 3, 2016 through December 31, 2016, the Predecessor period from January 1, 2016 through October 2, 2016 and the years ended December 31, 2015 and 2014, respectively, arising from mark-to-market accounting for positions in the commodity contract portfolio.

	Successor	Predecessor
	Period from October 3, 2016 through December 31, 2016	Period from January 1, 2016 through October 2, 2016	Year Ended December 31,
			2015	2014
Commodity contract net asset at beginning of period	$181	$271	$180	$525
Settlements/termination of positions(a)	(95)	(232)	(263)	(385)
Changes in fair value of positions in the portfolio(b)	(71)	194	380	17
Other activity(c)	49	(35)	(26)	23

Commodity contract net asset at end of period	$64	$198	$271	$180

(a)	Represents reversals of previously recognized unrealized gains and losses upon settlement/termination (offsets realized gains and losses recognized in the settlement period). Includes reversal of $90 million in previously recorded unrealized gains related to Vista Energy beginning balances. Excludes changes in fair value in the month the position settled as well as amounts related to positions entered into and settled in the same month.
(b)	Represents unrealized net gains (losses) recognized, reflecting the effect of changes in fair value. Excludes changes in fair value in the month the position settled as well as amounts related to positions entered into and settled in the same month.
(c)	These amounts do not represent unrealized gains or losses. Includes initial values of positions involving the receipt or payment of cash or other consideration, generally related to options purchased/sold. The Predecessor period from January 1, 2016 through October 2, 2016 includes fair value of acquired commodity contracts as of the date of the Lamar and Forney Acquisition (see Note 6 to Vistra Energy’s 2016 Financial Statements).

Maturity Table—The following table presents the net commodity contract asset arising from recognition of fair values at September 30, 2017, scheduled by the source of fair value and contractual settlement dates of the underlying positions.

	Successor
	Maturity dates of unrealized commodity contract net asset at September 30, 2017
	Less than 1 year	1-3 years	4-5 years	Excess of 5 years	Total
Prices actively quoted	$2	$(2)	$(1)	$—	$(1)
Prices provided by other external sources	63	2	—	—	65
Prices based on models	64	73	11	9	157

Total	$129	$73	$10	$9	$221

FINANCIAL CONDITION

Cash Flows

Successor—Nine Months Ended September 30, 2017—Cash provided by operating activities totaled $845 million in 2017 and was primarily driven by cash from operations of approximately $957 million after taking into consideration depreciation and amortization, noncash impacts of the Tax Receivable Agreement and unrealized mark-to-market gains on derivatives, offset by a net use of cash of approximately $112 million in changes in operating assets and liabilities primarily driven by working capital, incentive plan payments and tax payments, partially offset by decreases in cash utilized in margin postings related to derivative contracts.

Cash used in financing activities totaled $37 million in 2017 and reflected the repayment of debt.

Cash used in investing activities totaled $597 million in 2017 and reflected payments of $355 million related to the Odessa Acquisition, capital expenditures (including nuclear fuel purchases) totaling $142 million and Upton solar development expenditures totaling $129 million. The Odessa Acquisition and the Upton solar development were funded using cash on hand.

Predecessor—Nine Months Ended September 30, 2016—Cash used in operating activities totaled $196 million in 2016 and reflected cash interest payments of $1.064 billion, mostly offset by cash from operations.

Cash provided by financing activities totaled $1.913 billion and reflected $2.040 billion in net borrowings under the DIP Roll Facilities and the DIP Facility, including $870 million in net borrowings to fund the Lamar and Forney Acquisition (see Note 3 to Vistra Energy’s September 30, 2017 Quarterly Financial Statements). Activity in 2016 also reflected $112 million in fees related to the issuance of the DIP Roll Facilities.

Cash used in investing activities totaled $1.288 billion and reflected payments of $1.343 billion related to the Lamar and Forney Acquisition net of cash acquired (see Note 3 to Vistra Energy’s September 30, 2017 Quarterly Financial Statements) and capital expenditures (including nuclear fuel purchases) totaling $263 million, partially offset by a $365 million decrease in restricted cash used to backstop letters of credit.

Debt Activity

See Note 9 to Vistra Energy’s September 30, 2017 Quarterly Financial Statements for details of the Vistra Operations Credit Facilities and other long-term debt.

Available Liquidity

The following table summarizes changes in available liquidity for the nine months ended September 30, 2017:

	September 30, 2017	December 31, 2016	Change
Cash and cash equivalents(a)	$1,054	$843	$211
Vistra Operations Credit Facilities—Revolving Credit Facility	860	860	—
Vistra Operations Credit Facilities—Term Loan C Facility(b)	170	131	39

Total liquidity	$2,084	$1,834	$250

(a)	Cash and cash equivalents excludes $650 million of restricted cash held for letter of credit support at both September 30, 2017 and December 31, 2016 (see Note 16 to Vistra Energy’s September 30, 2017 Quarterly Financial Statements).
(b)	The Term Loan C Facility is used for issuing letters of credit for general corporate purposes. Borrowing totaling $650 million under this facility were funded to collateral accounts that are reported as restricted cash in Vistra Energy’s condensed consolidated balance sheets. The September 30, 2017 restricted cash balance represents borrowings under the Term Loan C Facility held in a collateral account that supports $480 million in letters of credit outstanding, leaving $170 million in available letter of credit capacity (see Note 9 to Vistra Energy’s September 30, 2017 Quarterly Financial Statements).

The increase in available liquidity to $2.084 billion in the nine months ended September 30, 2017 compared to December 31, 2016 was primarily driven by increased available cash from operations and reduced letter of credit postings, partially offset by cash utilized in the Odessa Acquisition and Vistra Energy’s development of the Upton solar facility.

Based upon Vistra Energy’s current internal financial forecasts, Vistra Energy believes that it will have sufficient amounts available under the Vistra Operations Credit Facilities, plus cash generated from operations, to fund Vistra Energy’s anticipated cash requirements through at least the next 12 months.

Capital Expenditures

Estimated capital expenditures and nuclear fuel purchases for 2017 are expected to total approximately $209 million and include:

•	$115 million for investments in generation and mining facilities, including approximately:

•	$100 million primarily for Vistra Energy’s generation operations and

•	$15 million for environmental expenditures;

•	$62 million for nuclear fuel purchases; and

•	$32 million for information technology and other corporate investments.

Estimated capital expenditures and nuclear fuel purchases for 2018 are expected to total approximately $360 million and include:

•	$214 million for investments in generation and mining facilities, including approximately:

•	$200 million primarily for Vistra Energy’s generation operations and

•	$14 million for environmental expenditures;

•	$114 million for nuclear fuel purchases; and

•	$32 million for information technology and other corporate investments.

Liquidity Effects of Commodity Hedging and Trading Activities

Vistra Energy has entered into commodity hedging and trading transactions that require it to post collateral if the forward price of the underlying commodity moves such that the hedging or trading instrument Vistra Energy holds has declined in value. Vistra Energy use cash, letters of credit and other forms of credit support to satisfy such collateral posting obligations. See Note 9 to Vistra Energy’s September 30, 2017 Quarterly Financial Statements for discussion of the Vistra Operations Credit Facilities.

Exchange cleared transactions typically require initial margin (i.e., the upfront cash and/or letter of credit posted to take into account the size and maturity of the positions and credit quality) in addition to variation margin (i.e., the daily cash margin posted to take into account changes in the value of the underlying commodity). The amount of initial margin required is generally defined by exchange rules. Clearing agents, however, typically have the right to request additional initial margin based on various factors, including market depth, volatility and credit quality, which may be in the form of cash, letters of credit, a guaranty or other forms as negotiated with the clearing agent. Cash collateral received from counterparties is either used for working capital and other business purposes, including reducing borrowings under credit facilities, or is required to be deposited in a separate account and restricted from being used for working capital and other corporate purposes. With respect to over-the- counter transactions, counterparties generally have the right to substitute letters of credit for such cash collateral. In such event, the cash collateral previously posted would be returned to such counterparties, which would reduce liquidity in the event the cash was not restricted.

At September 30, 2017, Vistra Energy received or posted cash and letters of credit for commodity hedging and trading activities as follows:

•	$3 million in cash has been posted with counterparties as compared to $213 million posted at December 31, 2016;

•	$14 million in cash has been received from counterparties as compared to $41 million received at December 31, 2016;

•	$350 million in letters of credit have been posted with counterparties as compared to $363 million posted at December 31, 2016, and

•	$10 million in letters of credit have been received from counterparties as compared to $10 million received at December 31, 2016.

Income Tax Matters

EFH Corp files a U.S. federal income tax return that, prior to the Plan Effective Date, included the results of Vistra Energy’s Predecessor, which was classified as a disregarded entity for Vistra Energy U.S. federal income tax purposes. Subsequent to the Plan Effective Date, the TCEH Debtors and the Contributed EFH Debtors are no longer included in the EFH Corp. consolidated group and will be included in a consolidated group of which Vistra Energy is the corporate parent. Prior to the Plan Effective Date, EFH Corp. and certain of its subsidiaries (including EFCH and TCEH) were parties to a Federal and State Income Tax Allocation Agreement, which provided, among other things, that any corporate member or disregarded entity in the EFH Corp. group was required to make payments to EFH Corp. in an amount calculated to approximate the amount of tax liability such entity would have owed if it filed a separate corporate tax return. Pursuant to the Plan of Reorganization, the TCEH Debtors and the Contributed EFH Debtors rejected this agreement on the Plan Effective Date. Additionally, since the date of the Settlement Agreement, no further cash payments among the Debtors were made in respect of U.S. federal income taxes. EFH Corp. has elected to continue to allocate U.S. federal income taxes among the entities that are parties to the Federal and State Income Tax Allocation Agreement. The Settlement Agreement did not alter the allocation and payment for state income taxes, which continued to be settled prior to the Plan Effective Date.

The TCEH Debtors and the Contributed EFH Debtors emerged from the Chapter 11 Cases on the Plan Effective Date in a tax-free spin-off from EFH Corp that was part of a series of transactions that included a taxable component, which generated a taxable gain that will be offset with available net operating losses (NOLs) of EFH Corp., substantially reducing the NOLs available to EFH Corp. in the future. As a result of the use of the NOLs, the taxable portion of the transaction resulted in no regular tax liability due and approximately $14 million of alternative minimum tax, payable to the IRS by EFH Corp. Pursuant to the Tax Matters Agreement, Vistra Energy had an obligation to reimburse EFH Corp. 50% of the alternative minimum tax, and approximately $7 million was reimbursed during the three months ended June 30, 2017. In October 2017, the 2016 federal tax return that included the results of EFCH, EFIH, Oncor Holdings and TCEH was filed with the IRS and resulted in $3 million payable from EFH Corp to Vistra Energy.

Income Tax Payments—In the next twelve months, Vistra Energy expects to make U.S. federal income tax payments of approximately $33 million, which represents Vistra Energy’s 2016 tax liability paid in October 2017 and Vistra Energy’s remaining estimated 2017 U.S. federal income tax liability. Vistra Energy also expects to make Texas margin tax payments of approximately $19 million in the next twelve months. Income tax payments totaled $51 million and $22 million for the nine months ended September 30, 2017 and 2016, respectively.

Capitalization

At both September 30, 2017 and December 31, 2016, Vistra Energy’s capitalization ratios consisted of 41% borrowing under the Vistra Energy Operations Facilities and other long-term debt (less amounts due currently) and 59% shareholders’ equity. Total borrowings under the Vistra Energy Operations Facilities and other long-term debt to capitalization was 41% at both September 30, 2017 and December 31, 2016.

Financial Covenants

The agreement governing the Vistra Operations Credit Facilities includes a covenant, solely with respect to the Revolving Credit Facility and solely during a compliance period (which, in general, is applicable when the aggregate revolving borrowings and issued revolving letters of credit (in excess of $100 million) exceed 30% of the revolving commitments), that requires the consolidated first lien net leverage ratio not exceed 4.25 to 1.00. Although Vistra Energy had no borrowings under the Revolving Credit Facility as of September 30, 2017, Vistra Energy would have been in compliance with this financial covenant if it was required to be tested at such date.

See Note 9 to Vistra Energy’s September 30, 2017 Quarterly Financial Statements for discussion of other covenants related to the Vistra Operations Credit Facilities.

Collateral Support Obligations

The RCT has rules in place to assure that parties can meet their mining reclamation obligations. In September 2016, the RCT agreed to a collateral bond of up to $975 million to support Luminant’s reclamation obligations. The collateral bond is effectively a first lien on all of Vistra Operations’ assets (which ranks pari passu with the Vistra Operations Credit Facilities) that contractually enables the RCT to be paid (up to $975 million) before the other first lien lenders in the event of a liquidation of Vistra Energy’s assets. Collateral support relates to land mined or being mined and not yet reclaimed as well as land for which permits have been obtained but mining activities have not yet begun and land already reclaimed but not released from regulatory obligations by the RCT, and includes cost contingency amounts.

The PUCT has rules in place to assure adequate creditworthiness of each REP, including the ability to return customer deposits, if necessary. Under these rules, at September 30, 2017, Vistra Energy has posted letters of credit in the amount of $55 million with the PUCT, which is subject to adjustments.

ERCOT has rules in place to assure adequate creditworthiness of parties that participate in the day-ahead, real-time and congestion revenue rights markets operated by ERCOT. Under these rules, Vistra Energy has posted collateral support, in the form of letters of credit, totaling $110 million at September 30, 2017 (which is subject to daily adjustments based on settlement activity with ERCOT).

Material Cross Default/Acceleration Provisions

Certain of Vistra Energy’s contractual arrangements contain provisions that could result in an event of default if there was a failure under financing arrangements to meet payment terms or to observe covenants that could result in an acceleration of payments due. Such provisions are referred to as “cross default” or “cross acceleration” provisions.

A default by Vistra Operations or any of its restricted subsidiaries in respect of certain specified indebtedness in an aggregate amount in excess of $300 million may result in a cross default under the Vistra Operations Credit Facilities. Such a default would allow the lenders to accelerate the maturity of outstanding balances (approximately $4.5 billion at September 30, 2017) under such facilities.

Each of Vistra Operations’ (or its subsidiaries’) commodity hedging agreements and interest rate swap agreements that are secured with a lien on its assets on a pari passu basis with the Vistra Operations Credit Facilities lenders contains a cross default provision. An event of a default by Vistra Operations or any of its subsidiaries relating to indebtedness in excess of $300 million that results in the acceleration of such debt, would give each counterparty under these hedging agreements the right to terminate its hedge or interest rate swap agreement with Vistra Operations (or its applicable subsidiary) and require all outstanding obligations under such agreement to be settled.

Additionally, Vistra Energy enters into energy-related physical and financial contracts, the master forms of which contain provisions whereby an event of default or acceleration of settlement would occur if Vistra Energy were to default under an obligation in respect of borrowings in excess of thresholds, which may vary by contract.

Contractual Obligations and Commitments

The following table summarizes the amounts and related maturities of Vistra Energy’s contractual cash obligations at September 30, 2017 (see Notes 13 and 14 to Vistra Energy’s 2016 Annual Financial Statements for additional disclosures regarding these debts and noncancellable purchase obligations).

Contractual Cash Obligations:	Less Than One Year(a)	One to Three Years	Three to Five Years	More Than Five Years	Total
Debt—principal, including capital leases(b)	$11	$88	$89	$4,380	$4,568
Debt—interest	47	369	363	319	1,098
Operating leases	4	31	21	155	211
Obligations under commodity purchase and services agreements(c)	264	613	291	684	1,852

Total contractual cash obligations	$326	$1,101	$764	$5,538	$7,729

(a)	Represents the period from October 1, 2017 to December 31, 2017.
(b)	Includes $4.471 billion of borrowings under the Vistra Operations Credit Facility and $97 million principal amount of long-term debt, including mandatorily redeemable preferred stock and capital leases. Excludes unamortized premiums, discounts and debt costs.
(c)	Includes a long-term service and maintenance contract related to Vistra Energy’s generation assets, capacity payments, nuclear fuel and natural gas take-or-pay contracts, coal contracts, business services and nuclear related outsourcing and other purchase commitments. Amounts presented for variable priced contracts reflect the year-end 2016 price for all periods except where contractual price adjustment or index-based prices are specified.

The following are not included in the table above:

•	the Tax Receivable Agreement obligation (see Note 6 to Vistra Energy’s September 30, 2017 Quarterly Financial Statements);

•	arrangements between affiliated entities and intercompany debt (see Note 20 to Vistra Energy’s 2016 Annual Financial Statements);

•	individual contracts that have an annual cash requirement of less than $1 million (however, multiple contracts with one counterparty that are more than $1 million on an aggregated basis have been included);

•	contracts that are cancellable without payment of a substantial cancellation penalty, and

•	employment contracts with management.

Guarantees

See Note 10 to Vistra Energy’s September 30, 2017 Quarterly Financial Statements for discussion of guarantees.

Executive Compensation

Vistra Energy is a newly formed entity created in connection with Emergence, and the executive officers of Vistra Energy were appointed to such positions with effect as of the Plan Effective Date. As a result, there is no relevant 2015 compensation disclosure relating to the executive officers of Vistra Energy. Certain information relating to the compensation of the executive officers of Vistra Energy since the Plan Effective Date is described below.

Compensation Discussion and Analysis

Executive Summary

Compensation Philosophy

Vistra Energy has a pay-for-performance compensation philosophy, which places an emphasis on pay-at-risk; a significant portion of an executive officer’s compensation is comprised of variable compensation. Vistra Energy’s compensation program is intended to attract and motivate top-talent executive officers as leaders and compensate executive officers appropriately for their contribution to the attainment of Vistra Energy’s financial, operational and strategic objectives. In addition, Vistra Energy believes it is important to retain Vistra Energy’s top tier talent and strongly align their interests with Vistra Energy’s stakeholders by emphasizing incentive based compensation. To achieve the goals of Vistra Energy’s compensation philosophy, Vistra Energy believes that:

•	the overall compensation program should emphasize variable compensation elements that have a direct link to overall corporate performance and stockholder value;

•	the overall compensation program should place an increased emphasis on pay-at-risk with increased responsibility;

•	the overall compensation program should attract, motivate and engage top-talent executive officers to serve in key roles; and

•	an executive officer’s individual compensation level should be based upon an evaluation of the financial and operational performance of that executive officer’s business unit or area of responsibility as well as the executive officer’s individual performance.

Foundations of Key Components of Vistra Energy’s Compensation Programs

As a newly emerged standalone company, Vistra Energy implemented the following elements to Vistra Energy’s compensation programs intended to facilitate transition of Vistra Energy’s compensation practices towards those of a public company and further strengthen the alignment between Vistra Energy’s executives’ interests and those of Vistra Energy’s stakeholders in accordance with Vistra Energy’s compensation philosophy.

Activity	Foundational Element
New Compensation Peer Group	• Introduction of a compensation peer group comprised of nine energy industry competitors that are most comparable to Vistra Energy as a standalone company no longer in bankruptcy

Adoption of 2016 Executive Annual Incentive Plan (“EAIP”)

•       Adopted the EAIP on a post-emergence basis based on annual performance goals that are critical and relevant to achieving Vistra Energy’s strategic plan and create value for Vistra Energy’s stockholders

Non-Recurring Emergence Equity Grants

•       Vistra Energy awarded non-recurring emergence equity grants to Vistra Energy’s named executive officers (“Named Executive Officers”) and other employees, comprised of a combination of stock options and RSUs to reinforce ownership in the new company, support retention of newly appointed senior executives and align rewards with stockholders

Performance Overview

In this section, Vistra Energy provide highlights of Vistra Energy’s performance in 2016, reflecting factors considered by the Vistra Energy Compensation Committee in assessing variable pay outcomes for the Named Executive Officers.

Pay for Performance

The Vistra Energy Compensation Committee designed the majority of Vistra Energy’s Named Executive Officers’ compensation to be linked directly to corporate, business unit (or area of responsibility) and company stock price performance. For example, each Named Executive Officer’s annual performance-based cash bonus is primarily based on the achievement of certain corporate and business unit financial and operational targets, and each Named Executive Officer’s non-recurring grants made in connection with the Emergence were awarded in the form of stock options and RSUs.

CEO—Annualized 2016 Targeted Pay Mix	Average Other Named Executive Officers—Annualized 2016 Targeted Pay Mix

Performance Highlights

Highlights of Vistra Energy’s 2016 performance are summarized below. These, along with other factors discussed below, resulted in the annual bonus outcomes set forth below.

Vistra Energy’s EAIP places the greatest weighting on adjusted EBITDA, a strategically important measure of the performance of its company and business units—Luminant and TXU Energy. As shown to the left, each of Vistra Energy’s business units significantly outperformed their 2016 EBITDA targets, contributing to above-target incentive payouts.

Vistra Energy generally defines EBITDA as earnings before interest, taxes, depreciation and amortization as further adjusted (as applicable for each operating unit) for unrealized gains and losses from hedging activities, reorganization items, severance costs, impairment charges and purchase/fresh start accounting impacts.

Corporate Governance Practices

In this section, Vistra Energy provide details of the Corporate Governance framework, procedures and practices at Vistra Energy as they relate to Named Executive Officer compensation.

Compensation Committee	Governance Structure

The Vistra Energy Compensation Committee consisted of two independent directors until the resignation of Michael Liebelson effective February 1, 2017 and is currently comprised of two independent directors (Gavin R. Baiera and Jennifer Box), whose primary responsibilities are to:

•       Determine and oversee the compensation program of Vistra Energy, including making recommendations to the Vistra Energy Board with respect to the adoption, amendment or termination of compensation and benefits plans, arrangements, policies and practices;

•       Evaluate the performance of Vistra Energy’s executive officers;

•       Approve compensation of the executive officers (other than the CEO) based on those evaluations, together with CEO recommendations; and

•       Recommend CEO compensation to the full Vistra Energy Board for approval.

The Vistra Energy Compensation Committee’s charter can be found on Vistra Energy’s website.

Advisors to the Vistra Energy Compensation Committee

During the 2016 stub period (the “2016 Stub Period”), Willis Towers Watson, who advised Vistra Energy’s Predecessor’s compensation committee as well, provided ongoing advisory services to Vistra Energy and the

Vistra Energy Compensation Committee on various aspects of its overall compensation and benefits practices, including, but not limited to, the development of the going forward compensation structure and the emergence equity program.

In accordance with the Vista Energy Compensation Committee’s charter, the Vistra Energy Compensation Committee determined that Willis Towers Watson is sufficiently independent to appropriately advise the Vistra Energy Compensation Committee on compensation matters and that its relationship with Willis Towers Watson does not give rise to any conflict of interest. Going forward, the Vistra Energy Compensation Committee expects that it will continue to engage compensation consultants when and as appropriate, and will conduct an assessment of consultants’ independence prior to any such engagement.

Compensation Philosophy

In this section, Vistra Energy provides details of the Named Executive Officer compensation framework, practices and outcomes for the 2016 Stub Period.

Compensation Philosophy

Vistra Energy’s compensation program is intended to attract and motivate top-talent executive officers as leaders and compensate executive officers appropriately for their contribution to the attainment of Vistra Energy’s financial, operational and strategic objectives. In addition, Vistra Energy believes it is important to retain Vistra Energy’s top tier talent and strongly align their interests with Vistra Energy’s stakeholders by emphasizing incentive based compensation. Vistra Energy utilizes the following elements of compensation to achieve these objectives:

Compensation Element	Summary and Linkage to Philosophy
Base Salary	• A fixed element of compensation to provide a stable source of income • Provides market competitive compensation to attract and retain talent

Annual Incentive

•       A cash-based award that encourages executives to focus on specific corporate, business unit and individual performance goals

•       Is earned only if threshold financial, operational and/or strategic objectives are met

Stock Options	• Rewards long-term stockholder value creation as options only provide value when the stock price appreciates • Provides wealth-building opportunity and aligns executives with stockholder interests

RSUs	• Rewards long-term stockholder value creation • Enhances executive stock ownership and promotes retention

Benefits	• Keeps program competitive and provides protection for executives

Perquisites	• Perquisites are limited in amount and use

Compensation Determination Process

Use of Market Data

Vistra Energy establishes target compensation levels that are consistent with market practice and internal equity considerations (including position, responsibility and contribution) relative to base salaries, annual incentives and long-term incentives, as well as with the Vistra Energy Compensation Committee’s assessment of the appropriate pay mix for a particular position. In order to gauge the competitiveness of its compensation programs, Vistra Energy reviews compensation practices and pay opportunities from energy industry survey data, as well as from a selection of publicly traded peer companies. Vistra Energy attempts to position itself to attract and retain qualified senior executives in the face of competitive pressures in its relevant labor markets.

Specifically, during the 2016 Stub Period, Vistra Energy used information regarding the pay practices of energy industry companies provided by Vistra Energy’s compensation consultant, regressed to Vistra Energy’s revenue size.

Vistra Energy believes that revenue is an appropriate indicator of the size and complexity of an organization, which should be considered in determining compensation levels. The compensation data resulting from this analysis was a significant factor considered by the Vistra Energy Compensation Committee with respect to its executive compensation decisions for Vistra Energy’s Named Executive Officers.

During the 2016 Stub Period, Vistra Energy also utilized a new compensation peer group as an additional reference point when determining executive compensation. This peer group consisted of a select group of companies that the Vistra Energy Compensation Committee believes are representative of the talent market in which Vistra Energy compete. Vistra Energy’s compensation peer group consisted of the following companies for the 2016 Stub Period:

The AES Corporation	Calpine Corporation	Dynegy Inc.
Entergy Corporation	FirstEnergy Corp.	NRG Energy, Inc.
PG&E Corporation	Public Service Enterprise Group Incorporated	Talen Energy Corporation

The Vistra Energy Compensation Committee does not target any particular level of total compensation or individual component of compensation against the peer group; rather the Vistra Energy Compensation Committee considers the range of total compensation provided by Vistra Energy’s peers, together with information from published surveys, in determining the appropriate mix and level of total compensation for Vistra Energy’s executives.

Compensation of the Chief Executive Officer

In determining the compensation of the Chief Executive Officer (CEO), the Vistra Energy Compensation Committee annually follows a thorough and detailed process. At the end of each year, the Vistra Energy Compensation Committee reviews a self-assessment prepared by the CEO regarding his performance and the performance of Vistra Energy’s businesses and meets (with and without the CEO) to evaluate and discuss his performance and the performance of Vistra Energy’s businesses.

While the Vistra Energy Compensation Committee tries to ensure that a substantial portion of the CEO’s compensation is directly linked to his performance and the performance of Vistra Energy’s businesses, the Vistra Energy Compensation Committee also seeks to set his compensation in a manner that is competitive with compensation for similarly performing executive officers with similar responsibilities in companies Vistra Energy considers its peers.

As discussed under “—Employment Agreements” below, Vistra Energy has entered into an employment agreement with Vistra Energy’s current CEO, Curtis A. Morgan, which addresses certain elements of his compensation and benefit package.

Compensation of Other Named Executive Officers

In determining the compensation of each of Vistra Energy’s Named Executive Officers (other than the CEO), the Vistra Energy Compensation Committee seeks the input of the CEO. At the end of each year, the CEO reviews a self-assessment prepared by each Named Executive Officer and assesses the Named Executive Officer’s performance against business unit (or area of responsibility) and individual goals and objectives. The Vistra Energy Compensation Committee and the CEO then review the CEO’s assessments and, in that context, the Vistra Energy Compensation Committee approves the compensation for each Named Executive Officer.

Role of the Compensation Consultant

To add rigor in the review process and to inform the Vistra Energy Compensation Committee of market trends, the Vistra Energy Compensation Committee engages the services of Willis Towers Watson, an independent executive compensation consultant, to analyze Vistra Energy’s executive compensation structure and plan designs, and to assess whether the compensation program is competitive and supports the Vistra Energy Compensation Committee’s goal to align the interests of executive officers with those of stockholders. Willis Towers Watson may also directly provide the Vistra Energy Compensation Committee with market data, which the Vistra Energy Compensation Committee references when determining compensation for executive officers. The Vistra Energy Compensation Committee has authorized Willis Towers Watson to interact with Vistra Energy’s management, as needed, on behalf of the Vistra Energy Compensation Committee.

The Vistra Energy Compensation Committee has the sole authority to approve the independent compensation consultant’s fees and terms of the engagement. Thus, the Vistra Energy Compensation Committee annually reviews its relationship with, and assesses the independence of, Willis Towers Watson to ensure executive compensation consulting independence.

Base Salary

Vistra Energy believes base salary should consider the scope and complexity of an executive officer’s position and the level of responsibility required to perform his or her job. Vistra Energy also believes that a competitive level of base salary is required to attract, motivate and retain qualified talent. Vistra Energy wants to ensure Vistra Energy’s cash compensation is competitive and sufficient to incent executive officers to remain with Vistra Energy, recognizing Vistra Energy’s high-performance expectations across a broad set of operational, financial, customer service and community-oriented goals and objectives.

The Vistra Energy Compensation Committee regularly reviews base salaries and periodically uses independent compensation consultants to ensure the base salaries are market-competitive. The Vistra Energy Compensation Committee may also review an executive officer’s base salary from time to time during a year, including if the executive officer is given a promotion or if his or her responsibilities are significantly modified.

Annual Incentive Plan

Summary

The EAIP provides an annual performance-based cash bonus for the successful attainment of certain financial and operational performance targets that are established annually by the Vistra Energy Compensation Committee. Under the terms of the EAIP, performance against these targets, which are set at challenging levels to incentivize exceptional performance (while at the same time balancing the needs for safety and investment in Vistra Energy’s business), drives bonus funding.

Performance Framework

As a general matter, target level performance is based on Vistra Energy Board-approved financial and operational plan (the Financial Plan) for each upcoming year. The Vistra Energy Compensation Committee sets high expectations for Vistra Energy’s executive officers and therefore annually selects a target performance level that constitutes above average performance for the business, which the Vistra Energy Compensation Committee expects the business to achieve during the upcoming year. Threshold and superior levels are for performance levels that are below or above Financial Plan-based expectations, respectively. Based on the level of attainment of these performance targets, an aggregate EAIP funding percentage amount for all participants is determined. The aggregate award to any participant in any given year is subject to a cap equal to 200% of such participant’s target bonus for the corresponding year.

Target Opportunity (as a % of Salary)

Performance payouts on financial metrics are equal to 100% if the target amount is achieved for a particular metric, 50% if the threshold amount is achieved and 200% if the superior amount is achieved. Actual performance payouts are interpolated on a linear basis, as applicable. These results are then adjusted by an individual performance modifier as described below.

2016 Annual Incentive Plan Target Opportunities	Target %(1)
Curtis A. Morgan—Chief Executive Officer	100%
James A. Burke—EVP & Chief Operating Officer	90%
J. William Holden—EVP & Chief Financial Officer	90%
Carrie Lee Kirby—EVP & Chief Administrative Officer	70%
Sara Graziano—SVP Corporate Development & Strategy	70%

(1)	Described as a percentage of base salary

Financial and Operational Performance Targets for 2016

The following table provides a summary of the weight given to the various business unit scorecards, which constitute the performance targets under the EAIP, for each of Vistra Energy’s Named Executive Officers.

	Weight
Name	Business Services Scorecard Multiplier(1)	Luminant Scorecard Multiplier	TXU Energy Scorecard Multiplier	Total	Performance(2)
Curtis A. Morgan	100%	—	—	100%	174%
James A. Burke	25%	—	75%	100%	183%
J. William Holden(3)	N/A	—	—	N/A	N/A
Carrie Lee Kirby	100%	—	—	100%	174%
Sara Graziano	100%	—	—	100%	174%

(1)	Business Services represents an equal weighting of the Luminant and TXU Energy Scorecards.
(2)	Performance for the 2016 Stub Period was based upon the combined performance of Vistra Energy’s Predecessor pre-Emergence and Vistra Energy post-Emergence.
(3)	Mr. Holden was not eligible for a bonus under the EAIP plan in 2016. He did, however, receive a discretionary bonus in accordance with his employment agreement. See “Summary Compensation Table—2016” and “—Employment Agreements—Mr. Holden’s Employment Agreement” below.

The following table provides a summary of the performance targets included in the Luminant Scorecard Multiplier for Vistra Energy’s Named Executive Officers:

Named Executive Officer Luminant Scorecard Metrics	Weight	Performance	Payout
Luminant Adjusted EBITDA	50.0%	150%	75%
Nuclear Available Generation (GWh)	7.5%	146%	11%
Coal Available Generation (GWh)	12.5%	200%	25%
Total Cost (O&M/SG&A/Capex) ($mm)	30.0%	166%	50%

Total	100.0%		161%

The following table provides a summary of the performance targets included in the TXU Energy Scorecard Multiplier for Vistra Energy’s Named Executive Officers:

Named Executive Officer TXU Energy Scorecard Metrics	Weight	Performance	Payout
TXU Energy Adjusted EBITDA ($ mm)	40.0%	200%	80%
TXU Energy Total Costs ($ mm)	20.0%	200%	40%
Contribution Margin ($/MWh)	15.0%	200%	30%
Residential Ending Customer Count (000’s)	10.0%	130%	13%
TXU Energy Customer Experience	15.0%	160%	24%

Total	100.0%		187%

When establishing the foregoing performance targets, the Vistra Energy Compensation Committee set targets that it believed (a) were challenging to achieve and reasonable and (b) fairly incentivized EAIP participants. By setting the foregoing targets, the Vistra Energy Compensation Committee established what it believed were stretch goals that would incentivize and reward exceptional employee performance without any guarantee that Vistra Energy would meet or exceed any such metrics in the prevailing business environment. In addition, certain of the performance metrics chosen by the Vistra Energy Compensation Committee, most notably adjusted EBITDA (the most heavily weighted metric), are subject to numerous risks, including, but not limited to, market and commodity price volatility, weather, retail competition and regulatory oversight, making attainment of such metrics difficult and unpredictable and that require management to perform consistently strong in a complex and volatile power market.

Individual Performance Modifier

After approving the actual performance against the applicable targets under the EAIP, and on a basis independent of such target performance calculations, the Vistra Energy Compensation Committee and the CEO review the performance of each of Vistra Energy’s executive officers on an individual and comparative basis. Based on this review, which includes an analysis of both objective and subjective criteria, as determined by the Vistra Energy Compensation Committee in its sole discretion, including the CEO’s recommendations (with respect to all executive officers other than himself), the Vistra Energy Compensation Committee approves an individual performance modifier for each executive officer.

Under the terms of the EAIP, the individual performance modifier can range from an outstanding rating (150%) to an unacceptable rating (0%). To calculate an executive officer’s final annual cash incentive bonus, the executive officer’s corporate/business unit payout percentages are multiplied by the executive officer’s target incentive level, which is computed as a percentage of annualized base salary, and then by the executive officer’s individual performance modifier, subject to the aggregate cap of 200% of such executive officer’s annual target bonus.

Actual Awards

The following table provides a summary of the 2016 performance-based cash bonus for each Named Executive Officer under the EAIP, and the discussion below highlights the key factors used in determining the final awards, including with respect to each Named Executive Officer’s individual performance modifier.

Mr. Morgan officially took the role of CEO on October 3, 2016. Mr. Morgan was able to quickly impact the business, with an assessment of the leadership team and key business processes. Within the first 90 days of his tenure, Mr. Morgan established his team, primarily from existing talent, developed a go to market strategy, led the team to implement effective cost reductions and reorganization around the Emergence strategy and restructure Vistra Energy’s support cost functions, conducted a debt offering, produced and gained approval of the 2017 budget, put governance processes in place and began to develop a strong culture. In addition, he filled two key executive team positions, CFO and SVP of Corporate Development, both key to the future success of Vistra Energy. Given these and other significant achievements, the Vistra Energy Compensation Committee approved an individual performance modifier that increased Mr. Morgan’s incentive award.

Mr. Burke took on a new role at Emergence, EVP and COO, leading not only the retail business, but also the wholesale generation business. Mr. Burke was able to utilize his strong credibility at Vistra Energy to bring the team together to retain key employees and focus Vistra Energy on the day-to-day business following exit from bankruptcy and the support cost restructuring and add value. With his leadership, the team was able to focus on creating value, leading to a strong finish to 2016. Given these and other significant achievements, the Vistra Energy Compensation Committee approved an individual performance modifier that increased Mr. Burke’s incentive award.

Ms. Kirby took a new role at Vistra Energy that includes the Human Resources, communications, community affairs, facilities and corporate security organizations. Ms. Kirby played a key role in the design and implementation of the cost initiatives and restructuring that occurred quickly after Emergence. Ms. Kirby also assisted Mr. Morgan in staffing key leadership roles on his team. Given these and other significant achievements, the Vistra Energy Compensation Committee approved an individual performance modifier that increased Ms. Kirby’s incentive award.

Ms. Graziano joined the team immediately at Emergence. She quickly created a new high performing development organization. Ms. Graziano plays a critical role on the management team by leading analysis of a variety of business opportunities at Vistra Energy. Given these and other significant achievements, the Vistra Energy Compensation Committee approved an individual performance modifier that increased Ms. Graziano’s incentive award.

Name	Target (% of salary)	Target Award ($ Value)	Actual Award ($)
Curtis A. Morgan	100%	950,000	1,900,000
James A. Burke	90%	675,000	1,228,907
J. William Holden	90%	531,000	N/A
Carrie Lee Kirby	70%	301,000	539,939
Sara Graziano	70%	280,000	530,315

Awards under the 2016 Omnibus Incentive Plan (the “2016 Incentive Plan”)

Overview of Non-Recurring Emergence Equity Grants

During the 2016 Stub Period, in connection with Emergence, the Vistra Energy Board awarded non-recurring equity grants to Vistra Energy’s Named Executive Officers with 50% of the target value of each named executive officer’s long-term incentive award in the form of stock options and 50% in the form of RSUs.

These awards were intended to serve as a retention and motivational tool and align Vistra Energy’s executive officers with the interests of Vistra Energy’s stockholders. Award sizes were determined based on an evaluation of internal pay equity, and compensation levels for comparable positions among peer companies, and the energy utility industry. Importantly, Vistra Energy and the Vistra Energy Board considered the size of the emergence equity grants, annualized over the vesting period, and in the context of total direct compensation, compared to market practice in assessing their reasonableness as well. Vistra Energy also reviewed and considered market data for equity practices at other emerged companies from both inside and outside the energy sector with respect to the design of the program and the grant values. In doing so, Vistra Energy found that these types of equity programs are common practice for recently emerged companies.

Non-Recurring Emergence Equity Grants	Total Grant Value
Curtis A. Morgan—Chief Executive Officer	$5,000,000
James A. Burke—EVP & Chief Operating Officer	$4,000,000
J. William Holden—EVP & Chief Financial Officer	$2,500,000
Carrie Lee Kirby—EVP & Chief Administrative Officer	$1,600,000
Sara Graziano—SVP Corporate Development & Strategy	$1,200,000

Awards Granted in the 2016 Stub Period

Stock Options (50% of Emergence Equity Grants)

50% of the targeted non-recurring emergence equity value was granted in the form of non-qualified stock options that vest ratably over a four-year period and expire after 10 years. The exercise price of each option was the closing price of Vistra Energy Common Stock on the date of grant as reported on the OTCQX U.S. market. The number of options granted was determined by dividing the targeted stock option value for each executive by the value of each option, which was computed using the Black-Scholes option-pricing model using the same assumptions that Vistra Energy uses in calculating the compensation expense attributable to such grants under Financial Accounting Standards Board Accounting Standards Codification Topic 718 (ASC 718).

RSUs (50% of Emergence Equity Grants)

50% of the targeted non-recurring emergence equity value was granted in the form of RSUs that vest ratably over a four-year period. The number of shares of RSUs awarded to each executive was determined by dividing the targeted RSU value for each executive by the closing price of Vistra Energy Common Stock on the grant date as reported on the OTCQX U.S. market in accordance with ASC 718.

Non-Recurring Emergence Equity Awards

Name	# of Stock Options	Stock Option Value ($)	# of Restricted Stock Units	Restricted Stock Unit Value ($)	Total Value ($)
Curtis A. Morgan	526,316	$2,500,000	152,905	$2,500,000	$5,000,000
James A. Burke	421,053	$2,000,000	122,324	$2,000,000	$4,000,000
J. William Holden	281,532	$1,250,000	86,505	$1,250,000	$2,500,000
Carrie Lee Kirby	168,421	$800,000	48,930	$800,000	$1,600,000
Sara Graziano	126,316	$600,000	36,697	$600,000	$1,200,000

Future Equity Awards

In the future, the Vistra Energy Compensation Committee may provide additional grants and forms of equity to drive certain aspects of Vistra Energy’s operating and financial performance as the Vistra Energy Compensation Committee sees fit, and as supported by market data and the executive’s performance. The Vistra Energy Compensation Committee believes that long-term incentive compensation is an important component of Vistra Energy’s compensation program because it has the potential for retaining and motivating executives, aligning executives’ financial interests with the interests of stockholders, and rewarding the achievement of Vistra Energy’s long-term strategic and financial goals.

Benefits and Perquisites

Benefits

Vistra Energy’s executive officers generally have the opportunity to participate in certain of Vistra Energy’s broad-based employee compensation plans, including Vistra Energy’s Thrift (401(k)) Plan (the “Thrift Plan”), and health and welfare plans. Please refer to the footnotes to the Summary Compensation Table below.

Perquisites

Vistra Energy’s executives were provided with certain perquisites, including financial planning services, during the 2016 Stub Period.

Employment Arrangements and Termination Provisions

Vistra Energy entered into employment agreements with each of Vistra Energy’s Named Executive Officers. Each of the employment agreements provides that certain payments and benefits will be paid upon the expiration or termination of the agreement under various circumstances, including termination without cause, resignation for good reason and termination of employment within a fixed period of time following a change in control of Vistra Energy.

Vistra Energy believes these provisions are important in order to attract, motivate and retain the caliber of executive officers that Vistra Energy’s business requires and provide incentive for Vistra Energy’s executive officers to fully consider potential changes that are in Vistra Energy’s and Vistra Energy’s stockholders’ best interest, even if such changes could result in the executive officers’ termination of employment.

For a description of the applicable provisions in the employment agreements of Vistra Energy’s Named Executive Officers and a summary of certain potential termination or change in control payments, see “—Employment Agreements” and “—Potential Payments upon Termination or Change in Control” below.

Other Compensation Policies

Insider Trading Policy

Under Vistra Energy’s insider trading policy, members of the Vistra Energy Board and all of Vistra Energy’s officers and employees shall not engage in any direct or derivative transactions involving any securities of Vistra Energy, including, hedging transactions, pledges of Vistra Energy securities as collateral or short sales thereof.

Accounting, Tax and Other Considerations

Accounting Considerations

Vistra Energy follows ASC 718 for Vistra Energy’s stock-based compensation awards, and the compensation that Vistra Energy pays to Vistra Energy’s executives is expensed in Vistra Energy’s Financial Statements as required by U.S. GAAP.

As one of many factors, the Vistra Energy Compensation Committee considers the financial statement impact in determining the amount of, and allocation among the elements of, executive compensation.

Income Tax Considerations

Section 162(m) of the Code limits the tax deductibility by a publicly held company of compensation in excess of $1 million paid to the CEO or any other of its three most highly compensated executive officers other than the principal financial officer. Because Vistra Energy was not subject to Section 162(m) of the Code in 2016, it was not a factor in Vistra Energy’s 2016 compensation decisions.

Risk Assessment

Vistra Energy’s management team annually initiates Vistra Energy’s internal risk review and assessment process for Vistra Energy’s compensation policies and practices by assessing, among other things: (1) the mix of cash and equity payouts at various compensation levels; (2) the performance time horizons used by Vistra Energy’s plans; (3) the use of multiple financial and operational performance metrics that are readily monitored and reviewed; (4) the incorporation of both operational and financial goals and individual performance modifiers; (5) the inclusion of maximum caps and other plan-based mitigants on the amount of Vistra Energy’s awards; and (6) multiple levels of review and approval of awards (including approval of the Vistra Energy Compensation Committee with respect to awards to executive officers and awards to other employees that exceed monetary thresholds). Following their assessment, Vistra Energy’s management team prepares a report, which is provided to the Vistra Energy Compensation Committee for review. The Vistra Energy Compensation Committee reviews the report and provides it to Vistra Energy’s Audit Committee. Vistra Energy’s management and the Vistra Energy Compensation Committee have determined that the risks arising from Vistra Energy’s compensation policies and practices are not reasonably likely to have a material adverse effect on Vistra Energy.

Summary Compensation Table—2016

The following table provides information for the 2016 Stub Period regarding the aggregate compensation paid to Vistra Energy’s Named Executive Officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Non-qualified Deferred Compensation ($)	All Other Compensation ($)(5)	Total ($)
Curtis A. Morgan President & CEO of Vistra Energy	2016	233,846	—	2,500,000	2,500,000	1,900,000	—	17,056	7,150,902

James A. Burke EVP and Chief Operating Officer of Vistra Energy	2016	184,615	1,000,000	2,000,000	2,000,000	1,228,907	—	2,529	6,416,051

J. William Holden EVP and Chief Financial Officer of Vistra Energy	2016	45,385	150,000	1,250,000	1,250,000	—	—	3,166	2,698,551

Carrie Lee Kirby EVP and Chief Administrative Officer of Vistra Energy	2016	105,846	200,000	800,000	800,000	539,939	—	2,529	2,448,314

Sara Graziano SVP, Corporate Development and Strategy of Vistra Energy	2016	98,462	—	600,000	600,000	530,315	—	13,454	1,842,230

(1)	The amounts reported in this column for Mr. Burke and Ms. Kirby represent discretionary cash bonuses that the relevant executive officer earned in 2016. The amount reported in this column for Mr. Holden is an agreed upon amount pursuant to his employment agreement that was paid in lieu of EAIP for 2016.
(2)	The amounts reported as “Stock Awards” represent the grant date fair value (as computed in accordance with ASC 718) of certain RSUs that were granted to Vistra Energy’s executive officers.
(3)	The amounts reported as “Option Awards” represent the grant date fair value (as computed in accordance with ASC 718) of certain stock options that were granted to Vistra Energy’s executive officers.
(4)	The amounts to be reported as “Non-Equity Incentive Plan Compensation” were earned by the respective executive officers in 2016 under the EAIP.
(5)	The amounts for the 2016 Stub Period reported as “All Other Compensation” are attributable to the Named Executive Officer’s receipt of compensation as described in the following table:

Name(a)	Matching Contribution to Thrift Plan(b)	Financial Planning(c)	Relocation Expenses	Total
Curtis A. Morgan	6,577	—	10,479	17,056
James A. Burke	—	2,529	—	2,529
J. William Holden	—	—	3,166	3,166
Carrie Lee Kirby	—	2,529	—	2,529
Sara Graziano	308	—	13,146	13,454

(a)	For purposes of preparing this table, all perquisites are valued on the basis of the actual cost to Vistra Energy.
(b)	The Thrift Plan allows participating employees to contribute a portion of their regular salary or wages to the plan. Under the Thrift Plan, Vistra Energy matches a portion of an employee’s contributions. This matching contribution is 100% of each Named Executive Officer’s contribution up to 6% of the Named Executive Officer’s salary up to the annual IRS compensation limit. All matching contributions are invested in Thrift Plan investments as directed by the participant.
(c)	Vistra Energy offers to pay for Vistra Energy’s executive officers to receive financial planning services. This service is intended to support them in managing their financial affairs, which Vistra Energy considers especially important given the high level of time commitment and performance expectation required of Vistra Energy’s executive officers. Furthermore, Vistra Energy believes that such service helps ensure greater accuracy and compliance with individual tax regulations by Vistra Energy’s executive officers.

Grants of Plan-Based Awards—2016

The following table sets forth information regarding grants of compensatory awards to Vistra Energy’s Named Executive Officers for the 2016 Stub Period.

	Approval/ Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All other Stock Awards: Numbers of Shares of Stock or Units (#)	All other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
Name		Threshold ($)	Target ($)	Maximum ($)
Curtis A. Morgan	10/03/16	—	950,000	1,900,000	—	—	—	—
	10/11/16	—	—	—	152,905	—	—	2,500,000
	10/11/16	—	—	—	—	526,316	14.03	2,500,000

James A. Burke	10/03/16	—	675,000	1,228,907	—	—	—	—
	10/11/16	—	—	—	122,324	—	—	2,000,000
	10/11/16	—	—	—	—	421,053	14.03	2,000,000

J. William Holden	10/03/16	—	—	—	—	—	—	—
	12/05/16	—	—	—	86,505	—	—	1,250,000
	12/05/16	—	—	—	—	281,532	12.13	1,250,000

Carrie Lee Kirby	10/03/16	—	301,000	539,939	—	—	—	—
	10/11/16	—	—	—	48,930	—	—	800,000
	10/11/16	—	—	—	—	168,421	14.03	800,000

Sara Graziano	10/03/16	—	280,000	560,000	—	—	—	—
	10/11/16	—	—	—	36,697	—	—	600,000
	10/11/16	—	—	—	—	126,316	14.03	600,000

(1)	Represents the target and maximum amounts available under the EAIP for 2016 for each Named Executive Officer. Each payment is reported in the Summary Compensation Table in the year earned under the heading “Non-Equity Incentive Plan Compensation,” and is described above under the section entitled “Annual Incentive Plan”.

For a discussion of certain material terms of the employment agreements with the Named Executive Officers, please see “—Employment Agreements” below.

Outstanding Equity Awards at Fiscal Year-End—2016

The following table sets forth information regarding outstanding equity awards to Vistra Energy’s Named Executive Officers at fiscal year-end for the 2016 Stub Period.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)(4)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)		Market Value of Shares or Units of Stock that have not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or other Rights that have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or other Rights that have not Vested ($)
Curtis A. Morgan	—	526,316	(2)	—	14.03	10/11/26	152,905	(2)	2,370,028	—	—
James A. Burke	—	421,053	(2)	—	14.03	10/11/26	122,324	(2)	1,896,022	—	—
J. William Holden	—	281,532	(3)	—	12.13	12/05/26	86,505	(3)	1,340,828	—	—
Carrie Lee Kirby	—	168,421	(2)	—	14.03	10/11/26	48,930	(2)	758,415	—	—
Sara Graziano	—	126,316	(2)	—	14.03	10/11/26	36,697	(2)	568,804	—	—

(1)	The amount listed in this column represents the product of the closing market price of Vistra Energy Common Stock on December 30, 2016 ($15.50) as reported on the OTCQX U.S. market, multiplied by the number of shares of Vistra Energy Common Stock subject to the award.
(2)	Granted on October 11, 2016 and vests ratably on the first four anniversaries of October 3, 2016.
(3)	Granted on December 5, 2016 and vests ratably on the first four anniversaries of October 3, 2016.
(4)	In March 2017, the Compensation Committee approved adjusting the strike price of all options by the amount of a special cash dividend by the Vistra Energy directors on December 8, 2016 (the “2016 Special Dividend”) pursuant to the anti-dilutive provisions in the 2016 Incentive Plan (as defined in “Executive Compensation—2016 Incentive Plan”). The numbers in the table above include the downward adjustment.

Potential Payments upon Termination or Change in Control

The following tables and narrative below describe payments to each of the Named Executive Officers (or, as applicable, enhancements to payments or benefits) in the event of his or her termination, including if such termination is voluntary, for cause, as a result of death, as a result of disability, without cause or for good reason or in connection with a change in control. Additional narrative descriptions of such employment agreements and such termination payments are included under “—Employment Agreements” below.

Contingent Payments upon Termination

As of December 31, 2016, each of Messrs. Morgan, Burke and Holden and Mses. Kirby and Graziano had employment agreements with change in control and severance provisions.

With respect to each Named Executive Officer’s employment agreement, a change in control is generally defined as (i) a transaction that results in the acquisition of 30% or more of Vistra Energy Common Stock, (ii) a change in the composition of the Vistra Energy Board such that members of the Vistra Energy Board during any consecutive 12-month period cease to constitute a majority of the Vistra Energy Board, (iii) the approval by the stockholders of Vistra Energy of a plan of complete dissolution or liquidation of Vistra Energy, or (iv) a transaction that results in a merger or sale of substantially all of Vistra Energy’s assets or capital stock to another person who is not an affiliate of Vistra Energy.

The following tables describe payments to which each Named Executive Officer is entitled under his or her employment agreement assuming termination of employment as of December 31, 2016. Additional narrative descriptions of such employment agreements and such termination payments is included under “—Employment Agreements” below.

Potential Payments to Mr. Morgan upon Termination as of December 31, 2016 (see “—Employment Agreements—Mr. Morgan’s Employment Agreement” below)

Benefit	Voluntary ($)	For Cause ($)	Death ($)	Disability ($)	Without Cause Or For Good Reason ($)	Without Cause Or For Good Reason In Connection With Change in Control ($)
Cash Severance	—	—	—	—	3,800,000	6,631,000
EAIP(1)	—	—	1,650,720	1,650,720	1,650,720	—
Unvested RSU Awards(2)	—	—	681,193	681,193	681,193	2,724,771
Unvested Stock Options(3)	—	—	193,421	193,421	193,421	773,685
Health & Welfare:	—	—	—	—	—	—
- Medical/COBRA	—	—	—	—	3,317	3,317
- Dental/COBRA	—	—	—	—	1,061	1,061
- Vision/COBRA	—	—	—	—	492	492
Totals	0	0	2,525,334	2,525,334	6,330,205	10,134,327

(1)	Calculated as target award multiplied by company performance.
(2)	The value of unvested RSU awards represents the sum of (i) the closing price of Vistra Energy Common Stock on December 30, 2016 ($15.50), as reported by the OTCQX U.S. market of all shares of Vistra Energy Common Stock subject to RSUs that would vest upon the triggering event, and (ii) the value of the 2016 Special Dividend ($2.32 per share) attributable to all shares of Vistra Energy Common Stock subject to RSUs that would vest upon the triggering event.
(3)	The value of unvested stock options represents the difference in the exercise price and the closing price of Vistra Energy Common Stock on December 30, 2016 ($15.50) of all stock options that would vest upon the triggering event.

Potential Payments to Mr. Burke upon Termination as of December 31, 2016 (see “—Employment Agreements—Mr. Burke’s Employment Agreement” below)

Benefit	Voluntary ($)	For Cause ($)	Death ($)	Disability ($)	Without Cause Or For Good Reason ($)	Without Cause Or For Good Reason In Connection With Change in Control ($)
Cash Severance	—	—	—	—	2,850,000	4,935,750
EAIP(1)	—	—	1,238,355	1,238,355	1,238,355	—
Unvested RSU Awards(2)	—	—	544,954	544,954	544,954	2,179,816
Unvested Stock Options(3)	—	—	154,737	154,737	154,737	618,948
Health & Welfare:	—	—	—	—	—	—
- Medical/COBRA	—	—	—	—	3,317	3,317
- Dental/COBRA	—	—	—	—	1,061	1,061
- Vision/COBRA	—	—	—	—	492	492
Totals	0	0	1,938,046	1,938,046	4,792,917	7,739,385

(1)	Calculated as target award multiplied by company performance.
(2)

The value of unvested RSU awards represents the sum of (i) the closing price of Vistra Energy Common Stock on December 30, 2016 ($15.50), as reported by the OTCQX U.S. market of all shares of Vistra Energy Common Stock subject to RSUs that would vest upon the triggering event, and (ii) the value of the

2016 Special Dividend ($2.32 per share) attributable to all shares of Vistra Energy Common Stock subject to RSUs that would vest upon the triggering event.
(3)	The value of unvested stock options represents the difference in the exercise price and the closing price of Vistra Energy Common Stock on December 30, 2016 ($15.50) of all stock options that would vest upon the triggering event.

Potential Payments to Mr. Holden upon Termination as of December 31, 2016 (see “—Employment Agreements—Mr. Holden’s Employment Agreement” below)

Benefit	Voluntary ($)	For Cause ($)	Death ($)	Disability ($)	Without Cause Or For Good Reason ($)	Without Cause Or For Good Reason In Connection With Change in Control ($)
Cash Severance	—	—	—	—	2,242,000	3,882,790
EAIP(1)	—	—	922,666	922,666	922,666	—
Unvested RSU Awards(2)	—	—	385,381	385,381	385,381	1,541,522
Unvested Stock Options(3)	—	—	237,191	237,191	237,191	948,761
Health & Welfare:	—	—	—	—	—	—
- Medical/COBRA	—	—	—	—	3,317	3,317
- Dental/COBRA	—	—	—	—	1,061	1,061
- Vision/COBRA	—	—	—	—	492	492
Totals	0	0	1,545,238	1,545,238	3,792,109	6,377,943

(1)	Calculated as target award multiplied by company performance.
(2)	The value of unvested RSU awards represents the sum of (i) the closing price of Vistra Energy Common Stock on December 30, 2016 ($15.50), as reported by the OTCQX U.S. market of all shares of Vistra Energy Common Stock subject to RSUs that would vest upon the triggering event, and (ii) the value of the 2016 Special Dividend ($2.32 per share) attributable to all shares of Vistra Energy Common Stock subject to RSUs that would vest upon the triggering event.
(3)	The value of unvested stock options represents the difference in the exercise price and the closing price of Vistra Energy Common Stock on December 30, 2016 ($15.50) of all stock options that would vest upon the triggering event.

Potential Payments to Ms. Kirby upon Termination as of December 31, 2016 (see “—Employment Agreements—Ms. Kirby’s Employment Agreement” below)

Benefit	Voluntary ($)	For Cause ($)	Death ($)	Disability ($)	Without Cause Or For Good Reason ($)	Without Cause Or For Good Reason In Connection With Change in Control ($)
Cash Severance	—	—	—	—	1,462,000	2,486,690
EAIP(1)	—	—	523,018	523,018	523,018	—
Unvested RSU Awards(2)	—	—	217,981	217,981	217,981	871,927
Unvested Stock Options(3)	—	—	61,895	61,895	61,895	247,579
Health & Welfare:	—	—	—	—	—	—
- Medical/COBRA	—	—	—	—	3,317	3,317
- Dental/COBRA	—	—	—	—	1,061	1,061
- Vision/COBRA	—	—	—	—	492	492
Totals	0	0	802,894	802,894	2,269,765	3,611,066

(1)	Calculated as target award multiplied by company performance.
(2)

The value of unvested RSU awards represents the sum of (i) the closing price of Vistra Energy Common Stock on December 30, 2016 ($15.50), as reported by the OTCQX U.S. market of all shares of Vistra Energy Common Stock subject to RSUs that would vest upon the triggering event, and (ii) the value of the

2016 Special Dividend ($2.32 per share) attributable to all shares of Vistra Energy Common Stock subject to RSUs that would vest upon the triggering event.
(3)	The value of unvested stock options represents the difference in the exercise price and the closing price of Vistra Energy Common Stock on December 30, 2016 ($15.50) of all stock options that would vest upon the triggering event.

Potential Payments to Ms. Graziano upon Termination as of December 31, 2016 (see “—Employment Agreements—Ms. Graziano’s Employment Agreement” below)

Benefit	Voluntary ($)	For Cause ($)	Death ($)	Disability ($)	Without Cause Or For Good Reason ($)	Without Cause Or For Good Reason In Connection With Change in Control ($)
Cash Severance	—	—	—	—	1,360,000	2,313,200
EAIP(1)	—	—	486,528	486,528	486,528	—
Unvested RSU Awards(2)	—	—	163,486	163,486	163,486	653,945
Unvested Stock Options(3)	—	—	46,421	46,421	46,421	185,685
Health & Welfare:	—	—	—	—	—	—
- Medical/COBRA	—	—	—	—	3,317	3,317
- Dental/COBRA	—	—	—	—	1,061	1,061
- Vision/COBRA	—	—	—	—	492	492
Totals	0	0	696,435	696,435	2,061,306	3,157,700

(1)	Calculated as target award multiplied by company performance.
(2)	The value of unvested RSU awards represents the sum of (i) the closing price of Vistra Energy Common Stock on December 30, 2016 ($15.50), as reported by the OTCQX U.S. market of all shares of Vistra Energy Common Stock subject to RSUs that would vest upon the triggering event, and (ii) the value of the 2016 Special Dividend ($2.32 per share) attributable to all shares of Vistra Energy Common Stock subject to RSUs that would vest upon the triggering event.
(3)	The value of unvested stock options represents the difference in the exercise price and the closing price of Vistra Energy Common Stock on December 30, 2016 ($15.50) of all stock options that would vest upon the triggering event.

Director Compensation

Vistra Energy is a newly created entity created in connection with Emergence, and the directors of Vistra Energy were appointed to such positions with effect as of the Plan Effective Date.

The table below sets forth information regarding the aggregate compensation earned by or paid to the members of the Vistra Energy Board during the year ended December 31, 2016. Vistra Energy reimburses directors for reasonable expenses incurred in connection with their services as directors.

Name	Fees Earned or Paid in Cash	RSU Awards ($)		Total ($)
Gavin R. Baiera(1)(2)(4)	48,750	—		48,750
Jennifer Box(1)(2)(4)	48,750	—		48,750
Jeff D. Hunter(2)(3)	28,750	100,000	(6)	128,750
Michael S. Liebelson(1)(2)(5)	23,750	100,000	(6)	123,750
Cyrus Madon(1)(2)(4)	48,750	—		48,750
Curtis A. Morgan	—	—		—
Geoffrey D. Strong(1)(2)(4)	48,750	—		48,750

(1)	Members of the Vistra Energy Board who are not officers of Vistra Energy and not Chair of the Audit Committee receive an annual board retainer of $80,000 and an annual committee retainer of $15,000.

(2)	Members of the Vistra Energy Board who are not officers of Vistra Energy receive an annual equity award in the amount of $100,000. Certain members of the Vistra Energy Board elected to be paid in cash in lieu of their equity award.
(3)	The Chair of the Audit Committee receives an annual board retainer of $90,000 and an annual committee retainer of $25,000.
(4)	Fees were directly paid to entities affiliated with the employer of such director for firm use and not redirected to individual directors.
(5)	Michael S. Liebelson resigned from the Vistra Energy Board effective February 1, 2017, and in consideration of a General Release Agreement between Vistra Energy and Mr. Liebelson, he is entitled to a lump sum payment of $266,250 to be paid in February 2017. In addition, the RSUs held by Mr. Liebelson were fully vested in connection with his resignation.
(6)	7,169 RSUs, based on a grant date fair value computed in accordance with ASC 718. All such units remained outstanding as of December 31, 2016.

Employment Agreements

In addition to the right to participate in the 2016 Incentive Plan described below under “—2016 Incentive Plan” at the discretion of the Committee, each of Mr. Morgan, Mr. Burke, Ms. Kirby and Ms. Graziano entered into an employment agreement with Vistra Energy, effective as of October 4, 2016 and Mr. Holden entered into an employment agreement with Vistra Energy, effective as of December 5, 2016. The following is a summary of the material terms of each such employment agreement, along with certain related compensation arrangements for each such executive officer.

Each Named Executive Officer’s employment agreement includes customary non-compete and non-solicitation provisions that generally restrict the Named Executive Officer’s ability to compete with Vistra Energy or solicit Vistra Energy’s customers or employees for his or her own personal benefit during the term of the employment agreement and 24 months after the employment agreement expires or is terminated.

Mr. Morgan’s Employment Agreement

Mr. Morgan’s employment agreement with Vistra Energy (the “Morgan Agreement”) has an initial term that ends on October 4, 2019, and thereafter, the Morgan Agreement provides for automatic one-year extensions, unless either Vistra Energy or Mr. Morgan gives 60 days’ prior written notice electing not to extend the Morgan Agreement. Pursuant to the Morgan Agreement, Mr. Morgan will receive a base salary of no less than $950,000 per year, which may be increased (but not decreased) at the sole discretion of the Vistra Energy Board. Mr. Morgan also will have the opportunity to earn an annual cash bonus (“Annual Bonus”) based upon the achievement of performance metrics approved by the Vistra Energy Board and subject to the Vistra Energy Board’s full discretion. Mr. Morgan’s target Annual Bonus opportunity is 100% of his base salary (“Target Bonus”), and his maximum Annual Bonus opportunity is 200% of the Target Bonus.

The Morgan Agreement also provides Mr. Morgan with equity compensation. On the Plan Effective Date, the Vistra Energy Board approved the grant of stock options and RSUs under the 2016 Incentive Plan to Mr. Morgan, which grant had an aggregate grant date fair value of $5,000,000. The grant consisted of 526,316 stock options and 152,905 RSUs which, on a grant date fair value basis, represented a grant of approximately 50% stock options and 50% RSUs. The exercise price for the stock options was determined by the Vistra Energy Board in a manner compliant with Section 409A of the Internal Revenue Code.

Following October 4, 2017, the Morgan Agreement provides for annual equity awards, with the amount and form of each such equity award to be determined by the Vistra Energy Board. All of the equity awards will be subject to the terms of the 2016 Incentive Plan. In addition to providing Mr. Morgan with equity compensation, the Morgan Agreement required Mr. Morgan to make a cash equity investment in Vistra Energy Common Stock equal to $1,250,000, with the timing to be determined in good faith by the Vistra Energy Board and Mr. Morgan, and such obligation has been fulfilled.

The Morgan Agreement also entitles Mr. Morgan to participate in the benefit plans and programs, and receive such perquisites, in each case, as are provided by Vistra Energy from time to time to its senior executives generally, subject to the terms of such plans and programs and commensurate with Mr. Morgan’s position. Additionally, Mr. Morgan is entitled to receive up to $15,000 per year towards his tax and financial planning.

Upon any termination of employment with Vistra Energy, Mr. Morgan will be entitled to (a) his accrued but unpaid base salary and any accrued but unused vacation as of the termination date, (b) any unreimbursed business expenses incurred through the termination date, and (c) any payments and benefits to which he may be entitled under any benefit plans, programs, or arrangements (collectively, “Accrued Obligations”).

If Mr. Morgan’s employment with Vistra Energy is terminated by Vistra Energy without Cause (as defined in the Morgan Agreement) (and other than due to his death or disability), by Mr. Morgan for Good Reason (as defined in the Morgan Agreement) or due to Vistra Energy’s non-renewal of the employment term, then in addition to the Accrued Obligations and subject to Mr. Morgan’s execution and non-revocation of a general release of claims within the 60 days following his employment termination date, Mr. Morgan will be entitled to (a) an aggregate amount equal to two times the sum of (i) his base salary plus (ii) (x) the Target Bonus, if such termination occurs prior to October 4, 2018, or (y) the prior year’s Annual Bonus, if such termination occurs on or after October 4, 2018, with such amount payable in 24 equal installments following the termination in accordance with Vistra Energy’s normal payroll practices; (b) a pro-rated Annual Bonus in respect of the fiscal year of termination equal to the product of (i) the amount of the Annual Bonus that would have been payable to him had his employment not so terminated, based on actual performance measured through the fiscal year of termination, and (ii) a fraction, the numerator of which is the number of days elapsed in Vistra Energy’s fiscal year in which the termination occurs through such termination and the denominator of which is the number of days in such fiscal year (“Pro-Rated Bonus”); (c) any accrued but unpaid Annual Bonus in respect of the fiscal year prior to the fiscal year of termination (“Unpaid Annual Bonus”); (d) up to 24 months of continued health insurance benefits under the terms of the applicable Vistra Energy benefit plans, subject to his payment of the employee-portion of the benefit premiums and terminable upon his eligibility for comparable coverage under another employer’s benefit plans (with Vistra Energy having the alternative to pay the employer-portion of the COBRA continuation coverage premiums instead of providing coverage under its plans under certain circumstances) (“Health Benefits”); and (e) accelerated vesting of the portion of Mr. Morgan’s outstanding equity awards that would have vested in the 12 months following termination had he remained employed (with fully vested options to remain exercisable for 90 days following termination or, if Mr. Morgan is subject to Section 16 of the Exchange Act as of the date of his termination, 180 days following termination (or until the option’s regular expiration date, if shorter)).

If Mr. Morgan’s employment is terminated within the 18-month period following a change of control of Vistra Energy, then in addition to the Accrued Obligations and subject to his execution and non-revocation of a general release of claims within the 60 days following his employment termination date, Mr. Morgan will be entitled to (a) an aggregate amount equal to 2.99 times the sum of (i) his base salary plus (ii) the Target Bonus, with such amount payable in a lump sum; (b) a pro-rated Annual Bonus in respect of the fiscal year of termination equal to the product of (i) the Target Bonus and (ii) a fraction, the numerator of which is the number of days elapsed in Vistra Energy’s fiscal year in which the termination occurs through such termination and the denominator of which is the number of days in such fiscal year; (c) any Unpaid Annual Bonus; (d) up to 24 months of the Health Benefits; and (e) accelerated vesting of all of Mr. Morgan’s equity awards that were outstanding as of the change of control.

If Mr. Morgan’s employment with Vistra Energy is terminated due to his death or disability, then in addition to the Accrued Obligations, Mr. Morgan will be entitled to (a) the Pro-Rated Bonus; (b) any Unpaid Annual Bonus; and (c) accelerated vesting of the portion of Mr. Morgan’s outstanding equity awards that would have vested in the 12 months following termination had he remained employed (with fully vested options to remain exercisable for one year following termination (or until the option’s regular expiration date, if shorter)).

The Morgan Agreement subjects Mr. Morgan to perpetual confidentiality, assignment of inventions and non-disparagement provisions, as well as non-competition and non-solicitation provisions that apply during his employment and for the 24-month period thereafter.

Mr. Burke’s Employment Agreement

Mr. Burke’s employment agreement with Vistra Energy (the “Burke Agreement”) has an initial term that ends on October 4, 2019, and thereafter, the Burke Agreement provides for automatic one-year extensions, unless either Vistra Energy or Mr. Burke gives 60 days’ prior written notice electing not to extend the Burke Agreement. Pursuant to the Burke Agreement, Mr. Burke will receive a base salary of no less than $750,000 per year, which may be increased (but not decreased) at the sole discretion of the Vistra Energy Board. Mr. Burke also will have the opportunity to earn an Annual Bonus based upon the achievement of performance metrics approved by the Vistra Energy Board and subject to the Vistra Energy Board’s full discretion. Mr. Burke’s target Annual Bonus opportunity is 90% of his base salary (the “Burke Target Bonus”), and his maximum Annual Bonus opportunity is 200% of the Burke Target Bonus.

The Burke Agreement also provides Mr. Burke with equity compensation. On the Plan Effective Date, the Vistra Energy Board approved the grant of stock options and RSUs under the 2016 Incentive Plan to Mr. Burke, which grant had an aggregate grant date fair value of $4,000,000. The grant consisted of 421,053 stock options and 122,324 RSUs which, on a grant date fair value basis, represented a grant of approximately 50% stock options and 50% RSUs. The exercise price for the stock options was determined by Mr. Morgan in a manner compliant with Section 409A of the Internal Revenue Code.

Following October 4, 2017, the Burke Agreement provides for annual equity awards, with the amount and form of each such equity award to be determined by the Vistra Energy Board. All of the equity awards will be subject to the terms of the 2016 Incentive Plan.

The Burke Agreement also entitles Mr. Burke to participate in the benefit plans and programs, and receive such perquisites, in each case, as are provided by Vistra Energy from time to time to its senior executives generally, subject to the terms of such plans and programs and commensurate with Mr. Burke’s position. Additionally, Mr. Burke is entitled to receive up to $15,000 per year towards his tax and financial planning.

Upon any termination of employment with Vistra Energy, Mr. Burke will be entitled to the Accrued Obligations.

If Mr. Burke’s employment with Vistra Energy is terminated by Vistra Energy without Cause (as defined in the Burke Agreement) (and other than due to his death or disability), by Mr. Burke for Good Reason (as defined in the Burke Agreement) or due to Vistra Energy’s non-renewal of the employment term, then in addition to the Accrued Obligations and subject to Mr. Burke’s execution and non-revocation of a general release of claims within the 60 days following his employment termination date, Mr. Burke will be entitled to (a) an aggregate amount equal to two times the sum of (i) his base salary plus (ii) (x) the Burke Target Bonus, if such termination occurs prior to October 4, 2018, or (y) the prior year’s Annual Bonus, if such termination occurs on or after October 4, 2018, with such amount payable in 24 equal installments following the termination in accordance with Vistra Energy’s normal payroll practices; (b) a pro-rated Annual Bonus in respect of the fiscal year of termination equal to the product of (i) the amount of the Annual Bonus that would have been payable to him had his employment not so terminated, based on actual performance measured through the fiscal year of termination, and (ii) the Pro-Rated Bonus; (c) any Unpaid Annual Bonus; (d) up to 24 months of continued the Health Benefits; and (e) accelerated vesting of the portion of Mr. Burke’s outstanding equity awards that would have vested in the 12 months following termination had he remained employed (with fully vested options to remain exercisable for 90 days following termination or, if Mr. Burke is subject to Section 16 of the Exchange Act as of the date of his termination, 180 days following termination (or until the option’s regular expiration date, if shorter)).

If Mr. Burke’s employment is terminated within the 18-month period following a change of control of Vistra Energy, then in addition to the Accrued Obligations and subject to his execution and non-revocation of a general release of claims within the 60 days following his employment termination date, Mr. Burke will be entitled to (a) an aggregate amount equal to 2.99 times the sum of (i) his base salary plus (ii) the Burke Target Bonus, with such amount payable in a lump sum; (b) a pro-rated Annual Bonus in respect of the fiscal year of termination equal to the product of (i) the Burke Target Bonus and (ii) a fraction, the numerator of which is the number of days elapsed in Vistra Energy’s fiscal year in which the termination occurs through such termination and the denominator of which is the number of days in such fiscal year; (c) any Unpaid Annual Bonus; (d) up to 24 months of the Health Benefits; and (e) accelerated vesting of all of Mr. Burke’s equity awards that were outstanding as of the change of control. If Mr. Burke’s employment with Vistra Energy is terminated due to his death or disability, then in addition to the Accrued Obligations, Mr. Burke will be entitled to (a) the Pro-Rated Bonus; (b) any Unpaid Annual Bonus; and (c) accelerated vesting of the portion of Mr. Burke’s outstanding equity awards that would have vested in the 12 months following termination had he remained employed (with fully vested options to remain exercisable for one year following termination (or until the option’s regular expiration date, if shorter)).

The Burke Agreement subjects Mr. Burke to perpetual confidentiality, assignment of inventions and non-disparagement provisions, as well as non-competition and non-solicitation provisions that apply during his employment and for the 24-month period thereafter.

Mr. Holden’s Employment Agreement

Mr. Holden’s employment agreement with Vistra Energy (the “Holden Agreement”) has an initial term that ends on December 5, 2019, and thereafter, the Holden Agreement provides for automatic one-year extensions, unless either Vistra Energy or Mr. Holden gives 60 days’ prior written notice electing not to extend the Holden Agreement. Pursuant to the Holden Agreement, Mr. Holden will receive a base salary of no less than $590,000 per year, which may be increased (but not decreased) at the sole discretion of the Vistra Energy Board. Mr. Holden also will have the opportunity to earn an Annual Bonus based upon the achievement of performance metrics approved by the Vistra Energy Board and subject to the Vistra Energy Board’s full discretion. Mr. Holden’s target Annual Bonus opportunity is 90% of his base salary (the “Holden Target Bonus”), and his maximum Annual Bonus opportunity is 200% of the Holden Target Bonus.

The Holden Agreement also provides Mr. Holden with equity compensation. On December 5, 2016, the Vistra Energy Board approved the grant of stock options and RSUs under the 2016 Incentive Plan to Mr. Holden, which grant had an aggregate grant date fair value of $2,500,000. The grant consisted of 281,532 stock options and 86,505 RSUs which, on a grant date fair value basis, represented a grant of approximately 50% stock options and 50% RSUs. The exercise price for the stock options was determined by Mr. Morgan in a manner compliant with Section 409A of the Internal Revenue Code.

Following December 5, 2017, the Holden Agreement provides for annual equity awards, with the amount and form of each such equity award to be determined by the Vistra Energy Board. All of the equity awards will be subject to the terms of the 2016 Incentive Plan.

The Holden Agreement also entitles Mr. Holden to participate in the benefit plans and programs, and receive such perquisites, in each case, as are provided by Vistra Energy from time to time to its senior executives generally, subject to the terms of such plans and programs and commensurate with Mr. Holden’s position. Additionally, Mr. Holden is entitled to receive up to $15,000 per year towards his tax and financial planning.

Upon any termination of employment with Vistra Energy, Mr. Holden will be entitled to the Accrued Obligations.

If Mr. Holden’s employment with Vistra Energy is terminated by Vistra Energy without Cause (as defined in the Holden Agreement) (and other than due to his death or disability), by Mr. Holden for Good Reason (as defined in the Holden Agreement) or due to Vistra Energy’s non-renewal of the employment term, then in addition to the Accrued Obligations and subject to Mr. Holden’s execution and non-revocation of a general release of claims within the 60 days following his employment termination date, Mr. Holden will be entitled to (a) an aggregate amount equal to two times the sum of (i) his base salary plus (ii) (x) the Holden Target Bonus, if such termination occurs prior to December 5, 2018, or (y) the prior year’s Annual Bonus, if such termination occurs on or after December 5, 2018, with such amount payable in 24 equal installments following the termination in accordance with Vistra Energy’s normal payroll practices; (b) a pro-rated Annual Bonus in respect of the fiscal year of termination equal to the product of (i) the amount of the Annual Bonus that would have been payable to him had his employment not so terminated, based on actual performance measured through the fiscal year of termination, and (ii) the Pro-Rated Bonus; (c) any Unpaid Annual Bonus; (d) up to 24 months of the Health Benefits; and (e) accelerated vesting of the portion of Mr. Holden’s outstanding equity awards that would have vested in the 12 months following termination had he remained employed (with fully vested options to remain exercisable for 90 days following termination or, if Mr. Holden is subject to Section 16 of the Exchange Act as of the date of his termination, 180 days following termination (or until the option’s regular expiration date, if shorter)).

If Mr. Holden’s employment is terminated within the 18-month period following a change of control of Vistra Energy, then in addition to the Accrued Obligations and subject to his execution and non-revocation of a general release of claims within the 60 days following his employment termination date, Mr. Holden will be entitled to (a) an aggregate amount equal to 2.99 times the sum of (i) his base salary plus (ii) the Holden Target Bonus, with such amount payable in a lump sum; (b) a pro-rated Annual Bonus in respect of the fiscal year of termination equal to the product of (i) the Holden Target Bonus and (ii) a fraction, the numerator of which is the number of days elapsed in Vistra Energy’s fiscal year in which the termination occurs through such termination and the denominator of which is the number of days in such fiscal year; (c) any Unpaid Annual Bonus; (d) up to 24 months of the Health Benefits; and (e) accelerated vesting of all of Mr. Holden’s equity awards that were outstanding as of the change of control.

If Mr. Holden’s employment with Vistra Energy is terminated due to his death or disability, then in addition to the Accrued Obligations, Mr. Holden will be entitled to (a) the Pro-Rated Bonus; (b) any Unpaid Annual Bonus; and (c) accelerated vesting of the portion of Mr. Holden’s outstanding equity awards that would have vested in the 12 months following termination had he remained employed (with fully vested options to remain exercisable for one year following termination (or until the option’s regular expiration date, if shorter)).

The Holden Agreement subjects Mr. Holden to perpetual confidentiality, assignment of inventions and non-disparagement provisions, as well as non-competition and non-solicitation provisions that apply during his employment and for the 24-month period thereafter.

Ms. Kirby’s Employment Agreement

Ms. Kirby’s employment agreement with Vistra Energy (the “Kirby Agreement”) has an initial term that ends on October 4, 2019, and thereafter, the Kirby Agreement provides for automatic one-year extensions, unless either Vistra Energy or Ms. Kirby gives 60 days’ prior written notice electing not to extend the Kirby Agreement. Pursuant to the Kirby Agreement, Ms. Kirby will receive a base salary of no less than $430,000 per year, which may be increased (but not decreased) at the sole discretion of the Vistra Energy Board. Ms. Kirby also will have the opportunity to earn an Annual Bonus based upon the achievement of performance metrics approved by the Vistra Energy Board and subject to the Vistra Energy Board’s full discretion. Ms. Kirby’s target Annual Bonus opportunity is 70% of her base salary (the Kirby Target Bonus), and her maximum Annual Bonus opportunity is 200% of the Kirby Target Bonus.

The Kirby Agreement also provides Ms. Kirby with equity compensation. On the Plan Effective Date, the Vistra Energy Board approved the grant of stock options and RSUs under the 2016 Incentive Plan to Ms. Kirby, which grant had an aggregate grant date fair value of $1,600,000. The grant consisted of 168,421 stock options and

48,930 RSUs which, on a grant date fair value basis, represented a grant of approximately 50% stock options and 50% RSUs. The exercise price for the stock options was determined by Mr. Morgan in a manner compliant with Section 409A of the Internal Revenue Code.

Following October 4, 2017, the Kirby Agreement provides for annual equity awards, with the amount and form of each such equity award to be determined by the Vistra Energy Board. All of the equity awards will be subject to the terms of the 2016 Incentive Plan.

The Kirby Agreement also entitles Ms. Kirby to participate in the benefit plans and programs, and receive such perquisites, in each case, as are provided by Vistra Energy from time to time to its senior executives generally, subject to the terms of such plans and programs and commensurate with Ms. Kirby’s position. Additionally, Ms. Kirby is entitled to receive up to $15,000 per year towards her tax and financial planning.

Upon any termination of employment with Vistra Energy, Ms. Kirby will be entitled to the Accrued Obligations.

If Ms. Kirby’s employment with Vistra Energy is terminated by Vistra Energy without Cause (as defined in the Kirby Agreement) (and other than due to her death or disability), by Ms. Kirby for Good Reason (as defined in the Kirby Agreement) or due to Vistra Energy’s non-renewal of the employment term, then in addition to the Accrued Obligations and subject to Ms. Kirby’s execution and non-revocation of a general release of claims within the 60 days following her employment termination date, Ms. Kirby will be entitled to (a) an aggregate amount equal to two times the sum of (i) her base salary plus (ii) (x) the Kirby Target Bonus, if such termination occurs prior to October 4, 2018, or (y) the prior year’s Annual Bonus, if such termination occurs on or after October 4, 2018, with such amount payable in 24 equal installments following the termination in accordance with Vistra Energy’s normal payroll practices; (b) a pro-rated Annual Bonus in respect of the fiscal year of termination equal to the product of (i) the amount of the Annual Bonus that would have been payable to her had her employment not so terminated, based on actual performance measured through the fiscal year of termination, and (ii) the Pro-Rated Bonus; (c) any Unpaid Annual Bonus; (d) up to 24 months of continued the Health Benefits; and (e) accelerated vesting of the portion of Ms. Kirby’s outstanding equity awards that would have vested in the 12 months following termination had she remained employed (with fully vested options to remain exercisable for 90 days following termination or, if Ms. Kirby is subject to Section 16 of the Exchange Act as of the date of her termination, 180 days following termination (or until the option’s regular expiration date, if shorter)).

If Ms. Kirby’s employment is terminated within the 18-month period following a change of control of Vistra Energy, then in addition to the Accrued Obligations and subject to her execution and non-revocation of a general release of claims within the 60 days following her employment termination date, Ms. Kirby will be entitled to (a) an aggregate amount equal to 2.99 times the sum of (i) her base salary plus (ii) the Kirby Target Bonus, with such amount payable in a lump sum; (b) a pro-rated Annual Bonus in respect of the fiscal year of termination equal to the product of (i) the Kirby Target Bonus and (ii) a fraction, the numerator of which is the number of days elapsed in Vistra Energy’s fiscal year in which the termination occurs through such termination and the denominator of which is the number of days in such fiscal year; (c) any Unpaid Annual Bonus; (d) up to 24 months of the Health Benefits; and (e) accelerated vesting of all of Ms. Kirby’s equity awards that were outstanding as of the change of control.

If Ms. Kirby’s employment with Vistra Energy is terminated due to her death or disability, then in addition to the Accrued Obligations, Ms. Kirby will be entitled to (a) the Pro-Rated Bonus; (b) any Unpaid Annual Bonus; and (c) accelerated vesting of the portion of Ms. Kirby’s outstanding equity awards that would have vested in the 12 months following termination had she remained employed (with fully vested options to remain exercisable for one year following termination (or until the option’s regular expiration date, if shorter)).

The Kirby Agreement subjects Ms. Kirby to perpetual confidentiality, assignment of inventions and non-disparagement provisions, as well as non-competition and non-solicitation provisions that apply during her employment and for the 24-month period thereafter.

Ms. Graziano’s Employment Agreement

Ms. Graziano’s employment agreement with Vistra Energy (the “Graziano Agreement”) has an initial term that ends on October 4, 2019, and thereafter, the Graziano Agreement provides for automatic one-year extensions, unless either Vistra Energy or Ms. Graziano gives 60 days’ prior written notice electing not to extend the Graziano Agreement. Pursuant to the Graziano Agreement, Ms. Graziano will receive a base salary of no less than $400,000 per year, which may be increased (but not decreased) at the sole discretion of the Vistra Energy Board.

Ms. Graziano also will have the opportunity to earn an Annual Bonus based upon the achievement of performance metrics approved by the Vistra Energy Board and subject to the Vistra Energy Board’s full discretion. Ms. Graziano’s target Annual Bonus opportunity is 70% of her base salary (the Graziano Target Bonus), and her maximum Annual Bonus opportunity is 200% of the Graziano Target Bonus.

The Graziano Agreement also provides Ms. Graziano with equity compensation. On the Plan Effective Date, the Vistra Energy Board approved the grant of stock options and RSUs under the 2016 Incentive Plan to Ms. Graziano, which grant had an aggregate grant date fair value of $1,200,000. The grant consisted of 126,316 stock options and 36,697 RSUs which, on a grant date fair value basis, represented a grant of approximately 50% stock options and 50% RSUs. The exercise price for the stock options was determined by Mr. Morgan in a manner compliant with Section 409A of the Internal Revenue Code.

Following October 4, 2017, the Graziano Agreement provides for annual equity awards, with the amount and form of each such equity award to be determined by the Vistra Energy Board. All of the equity awards will be subject to the terms of the 2016 Incentive Plan.

The Graziano Agreement also entitles Ms. Graziano to participate in the benefit plans and programs, and receive such perquisites, in each case, as are provided by Vistra Energy from time to time to its senior executives generally, subject to the terms of such plans and programs and commensurate with Ms. Graziano’s position. Additionally, Ms. Graziano is entitled to receive up to $15,000 per year towards her tax and financial planning.

Upon any termination of employment with Vistra Energy, Ms. Graziano will be entitled to the Accrued Obligations.

If Ms. Graziano’s employment with Vistra Energy is terminated by Vistra Energy without Cause (as defined in the Graziano Agreement) (and other than due to her death or disability), by Ms. Graziano for Good Reason (as defined in the Graziano Agreement) or due to Vistra Energy’s non-renewal of the employment term, then in addition to the Accrued Obligations and subject to Ms. Graziano’s execution and non-revocation of a general release of claims within the 60 days following her employment termination date, Ms. Graziano will be entitled to (a) an aggregate amount equal to two times the sum of (i) her base salary plus (ii) (x) the Graziano Target Bonus, if such termination occurs prior to October 4, 2018, or (y) the prior year’s Annual Bonus, if such termination occurs on or after October 4, 2018, with such amount payable in 24 equal installments following the termination in accordance with Vistra Energy’s normal payroll practices; (b) a pro-rated Annual Bonus in respect of the fiscal year of termination equal to the product of (i) the amount of the Annual Bonus that would have been payable to her had her employment not so terminated, based on actual performance measured through the fiscal year of termination, and (ii) the Pro-Rated Bonus; (c) any Unpaid Annual Bonus; (d) up to 24 months of the Health Benefits; and (e) accelerated vesting of the portion of Ms. Graziano’s outstanding equity awards that would have vested in the 12 months following termination had he remained employed (with fully vested options to remain exercisable for 90 days following termination or, if Ms. Graziano is subject to Section 16 of the Exchange Act as of the date of her termination, 180 days following termination (or until the option’s regular expiration date, if shorter)).

If Ms. Graziano’s employment is terminated within the 18-month period following a change of control of Vistra Energy, then in addition to the Accrued Obligations and subject to her execution and non-revocation of a general release of claims within the 60 days following her employment termination date, Ms. Graziano will be entitled to (a) an aggregate amount equal to 2.99 times the sum of (i) her base salary plus (ii) the Graziano Target Bonus, with such amount payable in a lump sum; (b) a pro-rated Annual Bonus in respect of the fiscal year of termination equal to the product of (i) the Graziano Target Bonus and (ii) a fraction, the numerator of which is the number of days elapsed in Vistra Energy’s fiscal year in which the termination occurs through such termination and the denominator of which is the number of days in such fiscal year; (c) any Unpaid Annual Bonus; (d) up to 24 months of the Health Benefits; and (e) accelerated vesting of all of Ms. Graziano’s equity awards that were outstanding as of the change of control.

If Ms. Graziano’s employment with Vistra Energy is terminated due to her death or disability, then in addition to the Accrued Obligations, Ms. Graziano will be entitled to (a) the Pro-Rated Bonus; (b) any Unpaid Annual Bonus; and (c) accelerated vesting of the portion of Ms. Graziano’s outstanding equity awards that would have vested in the 12 months following termination had she remained employed (with fully vested options to remain exercisable for one year following termination (or until the option’s regular expiration date, if shorter)).

The Graziano Agreement subjects Ms. Graziano to perpetual confidentiality, assignment of inventions and non-disparagement provisions, as well as non-competition and non-solicitation provisions that apply during her employment and for the 24-month period thereafter.

The foregoing descriptions of the employment agreements of Messrs. Morgan, Burke and Holden and Ms. Kirby and Graziano do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which have been filed as exhibits to Vistra Energy’s Form S-1 Registration Statement.

2016 Incentive Plan

The Vistra Energy Board adopted the 2016 Incentive Plan, effective as of the Plan Effective Date, under which an aggregate of 22,500,000 shares of Vistra Energy Common Stock were reserved for issuance as equity-based awards to Vistra Energy’s non-employee directors, employees, and certain other persons. The Vistra Energy Board or any committee duly authorized by the Vistra Energy Board (the “Committee”) will administer the 2016 Incentive Plan and has broad authority under the 2016 Incentive Plan to, among other things: (a) select participants, (b) determine the types of awards that participants are to receive and the number of shares that are to be subject to such awards and (c) establish the terms and conditions of awards, including the price (if any) to be paid for the shares of the award. The types of awards that may be granted under the 2016 Incentive Plan include stock options, RSUs, restricted stock, performance awards and other forms of awards granted or denominated in shares of Vistra Energy Common Stock, as well as certain cash-based awards.

If any stock option or other stock-based award granted under the 2016 Incentive Plan expires, terminates or is canceled for any reason without having been exercised in full, the number of shares of Vistra Energy Common Stock underlying any unexercised award shall again be available for the purpose of awards under the 2016 Incentive Plan. If any shares of restricted stock, performance awards or other stock-based awards denominated in shares of Vistra Energy Common Stock awarded under the 2016 Incentive Plan are forfeited for any reason, the number of forfeited shares shall again be available for purposes of awards under the 2016 Incentive Plan. Any award under the 2016 Incentive Plan settled in cash shall not be counted against the maximum share limitation. As is customary in incentive plans of this nature, each share limit and the number and kind of shares available under the 2016 Incentive Plan and any outstanding awards, as well as the exercise or purchase price of awards, and performance targets under certain types of performance-based awards, are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the Vistra Energy stockholders.

Certain Relationships and Related Party Transactions

In connection with Emergence, Vistra Energy entered into agreements with certain of Vistra Energy’s affiliates and with parties who received shares of Vistra Energy Common Stock and TRA Rights in exchange for their claims. Vistra Energy has filed copies of the agreements described in this section as exhibits to the Form S-1 Registration Statement. The actual terms of the agreements summarized below are more detailed than the general summary information provided below. Therefore, please carefully consider the actual provisions of these agreements in connection with an investor’s decision to invest in Vistra Energy Common Stock.

Registration Rights Agreement

Pursuant to the Plan, on the Plan Effective Date, Vistra Energy entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the selling stockholders named herein providing for registration of the resale of the Vistra Energy Common Stock held by such selling stockholders.

Among other things, under the terms of the Registration Rights Agreement:

•	Vistra Energy will be required to use reasonable best efforts to convert its Form S-1 Registration Statement into a registration statement on Form S-3 as soon as reasonably practicable after Vistra Energy become eligible to do so and to have such Form S-3 declared effective as promptly as practicable (but in no event more than 30 days after it is filed with the Commission);

•	if Vistra Energy propose to file certain types of registration statements under the Securities Act with respect to an offering of equity securities, Vistra Energy will be required to use Vistra Energy’s reasonable best efforts to offer the other parties to the Registration Rights Agreement the opportunity to register all or part of their shares on the terms and conditions set forth in the Registration Rights Agreement; and

•	the selling stockholders received the right, subject to certain conditions and exceptions, to request that Vistra Energy file registration statements or amend or supplement the prospectus in its Form S-1 Registration Statement (in each case subject to certain limitations on the number of registration statements and the minimum number of shares covered thereby), with the Commission for an underwritten offering of all or part of their respective shares of Vistra Energy Common Stock (a Demand Registration), and Vistra Energy is required to cause any such registration statement or amendment or supplement of the Form S-1 Registration Statement (a) to be filed with the Commission promptly and, in any event, on or before the date that is 45 days, in the case of a separate registration statement on Form S-1, or 30 days, in the case of a registration statement on Form S-3, after Vistra Energy receive the written request from the relevant selling stockholders to effectuate the Demand Registration and (b) to become effective as promptly as reasonably practicable and in any event no later than 120 days after it is initially filed.

All expenses of registration under the Registration Rights Agreement, including the legal fees of one counsel retained by or on behalf of the selling stockholders, will be paid by Vistra Energy.

In addition to the foregoing rights regarding the registration of Vistra Energy Common Stock, the Registration Rights Agreement provides certain rights to the holders of the TRA Rights under the Tax Receivable Agreement described below regarding the registration of such TRA Rights. The TRA Rights were not registered by the Form S-1 Registration Statement, but the TRA Rights may be registered at the option of certain holders.

The registration rights granted in the Registration Rights Agreement are subject to customary restrictions such as minimums, blackout periods and, if a registration is underwritten, any limitations on the number of shares to be included in the underwritten offering imposed by the managing underwriter. The Registration Rights Agreement also contains customary indemnification and contribution provisions. The Registration Rights Agreement is governed by New York law. Further details concerning the terms of the Registration Rights Agreement may be obtained by reviewing the Registration Rights Agreement, which is filed as an exhibit to the Form S-1 Registration Statement.

Stockholder’s Agreements

Pursuant to the Plan, on the Plan Effective Date, Vistra Energy entered into three separate Stockholder’s Agreements with affiliates of each of Apollo Management Holdings L.P., Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P. and Oaktree Capital Management, L.P. Pursuant to each Stockholder’s Agreement, subject to the proper exercise of fiduciary duties of the Vistra Energy Board, the applicable stockholder will, until the occurrence of a Termination Event (as defined below), be entitled to designate one person for nomination for election to the Vistra Energy Board as a Class III director at (a) any meeting of Vistra Energy’s stockholders at which Class III directors are elected or (b) if Vistra Energy’s certificate of incorporation no longer provides for the division of directors into three classes, any meeting of Vistra Energy’s stockholders at which directors are to be elected. Prior to the occurrence of a Termination Event, if a vacancy occurs because of the death, disability, disqualification, resignation or removal of the director nominee of an applicable stockholder, subject to the proper exercise of the fiduciary duties of the Vistra Energy Board, the applicable stockholder will be entitled to designate such person’s successor.

For purposes of this section, a Termination Event means that such stockholder, together with its affiliates and investment funds, funds or accounts that are advised, managed or controlled by such stockholder or its affiliates (other than Vistra Energy or any entity that is controlled by Vistra Energy), ceases to beneficially own, in the aggregate, for a period of 20 consecutive trading days, at least 22,500,000 shares of common stock of Vistra Energy that were owned by such stockholder on the date of the applicable Stockholder’s Agreement. The rights of each stockholder under its applicable Stockholder’s Agreement will terminate automatically upon a Termination Event.

Further details concerning the terms of the Stockholder’s Agreements may be obtained by reviewing the Stockholder’s Agreements, each of which is filed as an exhibit to the Form S-1 Registration Statement.

Tax Receivable Agreement

On the Plan Effective Date, Vistra Energy entered into the Tax Receivable Agreement with a transfer agent on behalf of certain former first lien creditors of TCEH. The Tax Receivable Agreement generally provides for the payment by Vistra Energy to holders of TRA Rights of 85% of the amount of cash savings, if any, in United States federal, state and local income tax that Vistra Energy realize in periods after Emergence as a result of (a) certain transactions consummated pursuant to the Plan (including any step-up in tax basis in Vistra Energy’s assets resulting from the PrefCo Preferred Stock Sale), (b) the tax basis of all assets acquired in connection with the Lamar and Forney Acquisition in April 2016 and (c) tax benefits related to imputed interest deemed to be paid by Vistra Energy as a result of payments under the Tax Receivable Agreement, plus interest accruing from the due date of the applicable tax return.

Pursuant to the Tax Receivable Agreement, Vistra Energy issued the TRA Rights to Vistra Energy’s Predecessor to be held in escrow for the benefit of the first lien secured creditors of Vistra Energy’s Predecessor entitled to receive such TRA Rights under the Plan. Such TRA Rights are subject to various transfer restrictions described in the Tax Receivable Agreement and are entitled to certain registration rights more fully described in the Registration Rights Agreement. The TRA Rights were not registered on the Form S-1 Registration Statement.

Further details concerning the terms of the Tax Receivable Agreement may be obtained by reviewing the Tax Receivable Agreement, which is filed as an exhibit to the Form S-1 Registration Statement.

The amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the amount and timing of the taxable income Vistra Energy generate in the future and the tax rate then applicable, Vistra Energy’s use of loss carryovers and the portion of Vistra Energy’s payments under the Tax Receivable Agreement constituting imputed interest. The payments Vistra Energy will be required to make under the Tax Receivable Agreement could be substantial. Future transactions or events could change the timing and/or amount of the actual tax benefits realized and the corresponding TRA Payments from these tax attributes.

In addition, although Vistra Energy is not aware of any issue that would cause the IRS to challenge the tax benefits that are the subject of the Tax Receivable Agreement, recipients of the payments under the Tax Receivable Agreement will not be required to reimburse Vistra Energy for any payments previously made if such tax benefits are subsequently disallowed. As a result, in such circumstances, Vistra Energy could make payments under the Tax Receivable Agreement that are greater than its actual cash tax savings and may not be able to recoup those payments, which could adversely affect Vistra Energy’s liquidity.

In addition, because Vistra Energy is a holding company with no operations of its own, its ability to make payments under the Tax Receivable Agreement is dependent on the ability of its subsidiaries to make distributions to it. Vistra Energy’s future debt agreements may restrict the ability of its subsidiaries to make distributions to it, which could affect its ability to make payments under the Tax Receivable Agreement. To the extent that Vistra Energy is unable to make payments under the Tax Receivable Agreement because of restriction under its debt agreements, such payments will be deferred and will accrue interest until paid, which could adversely affect Vistra Energy’s results of operations and could also affect Vistra Energy’s liquidity in periods in which such payments are made.

Finally, the Tax Receivable Agreement provides that, in the event that Vistra Energy breaches any of its material obligations under the Tax Receivable Agreement, or upon certain mergers, asset sales, or other forms of business combination or certain other changes of control, the transfer agent under the Tax Receivable Agreement may treat such event as an early termination of the Tax Receivable Agreement, in which case Vistra Energy would be required to make an immediate payment to the holder of the TRA Rights equal to the present value (at a discount rate equal to LIBOR plus 100 basis points) of the anticipated future tax benefits based on certain assumptions. As a result, upon such a breach or change of control, Vistra Energy could be required to make a lump-sum payment under the Tax Receivable Agreement that is greater than the specified percentage of its actual cash tax savings and could have a substantial negative impact on Vistra Energy’s liquidity.

Tax Matters Agreement

On the Plan Effective Date, Vistra Energy entered into the Tax Matters Agreement, with EFH Corp., EFIH, EFIH Finance Inc. and EFH Merger Co. LLC, whereby the parties have agreed to take certain actions and refrain from taking certain actions in order to preserve the intended tax treatment of the Spin-Off and to indemnify the other parties to the extent a breach of such agreement results in additional taxes to the other parties.

Among other things, the Tax Matters Agreement allocates the responsibility for taxes for periods prior to the Spin-Off between EFH Corp. and Vistra Energy. For periods prior to the Spin-Off, (a) Vistra Energy is generally required to reimburse EFH Corp. with respect to any taxes paid by EFH Corp. that are attributable to Vistra Energy and (b) EFH Corp. is generally required to reimburse Vistra Energy with respect to any taxes paid by Vistra Energy that are attributable to EFH Corp.

Vistra Energy is also required to indemnify EFH Corp. against taxes, under certain circumstance, if the IRS or another taxing authority successfully challenges the amount of gain relating to the PrefCo Preferred Stock Sale or the amount or allowance of EFH Corp.’s net operating loss deductions.

Subject to certain exceptions, the Tax Matters Agreement prohibits Vistra Energy from taking certain actions that could reasonably be expected to undermine the intended tax treatment of the Spin-Off or to jeopardize the conclusions of the private letter ruling Vistra Energy obtained from the IRS or opinions of counsel received by Vistra Energy or EFH Corp., in each case, in connection with the Spin-Off. Certain of these restrictions apply for two years after the Spin-Off and are described above under “Risk Factors—Risks Related to Vistra Energy’s Structure and Ownership of Vistra Energy Common Stock.”

Under the Tax Matters Agreement, Vistra Energy may engage in an otherwise restricted action if (a) Vistra Energy obtain written consent from EFH Corp., (b) such action or transaction is described in or otherwise consistent with the facts in the private letter ruling Vistra Energy obtained from the IRS in connection with the Spin-Off, (c) Vistra Energy obtain a supplemental private letter ruling from the IRS, or (d) Vistra Energy obtain an unqualified opinion of a nationally recognized law or accounting firm that is reasonably acceptable to EFH Corp. that the action will not affect the intended tax treatment of the Spin-Off.

Further details concerning the terms of the Tax Matters Agreement may be obtained by reviewing the Tax Matters Agreement, which is filed as an exhibit to the Form S-1 Registration Statement.

Separation Agreement

Pursuant to the Plan, on the Plan Effective Date, EFH Corp., Vistra Energy and Vistra Operations entered into a Separation Agreement (the Separation Agreement). Under the key terms of the Separation Agreement, on the Plan Effective Date, EFH Corp. and certain other Debtors (including EFCH and TCEH) transferred to Vistra Energy certain assets and liabilities related to the TCEH Debtors’ operations, including certain employee benefit plans specifically identified in the Separation Agreement, which Vistra Energy, in turn, transferred to Vistra Operations. Pursuant to the Separation Agreement, Vistra Operations accepted, assumed and agreed to faithfully perform, discharge and fulfill certain assumed liabilities. The Contribution was effected pursuant to the side-by-side operation of the Separation Agreement and the Plan.

Further details concerning the terms of the Separation Agreement may be obtained by reviewing the Separation Agreement, which is filed as an exhibit to the Form S-1 Registration Statement.

Transition Services Agreement

On the Plan Effective Date and pursuant to the Plan, EFH Corp. and Vistra Operations entered into a Transition Services Agreement (the Transition Services Agreement). Pursuant to the Transition Services Agreement, among other things:

•	Vistra Operations will provide certain services to EFH Corp., including business service administration, accounting, corporate secretary, tax, human resources, information technology, internal audit and Sarbanes-Oxley Act compliance, physical facilities and corporate security, treasury and legal services, (collectively, the Transition Services) until the earlier of (a) 12 months from the effective date for tax services and 6 months from the Plan Effective Date for all other Transition Services and (b) the termination of all Transition Services, whether by EFH Corp. upon at least 30 days’ prior written notice to Vistra Operations, mutual written consent of EFH Corp. and Vistra Operations or any other termination action permitted by the Transition Services Agreement; and

•	EFH Corp. will pay Vistra Operations all reasonable and documented fees, costs and expenses (including employee-related, overhead and general and administrative expenses) incurred by Vistra Operations related directly to the Transition Services.

Further details concerning the terms of the Transition Services Agreement may be obtained by reviewing the Transition Services Agreement, which is filed as an exhibit to the Form S-1 Registration Statement.

Split Participant Agreement

On the Plan Effective Date, pursuant to the Plan, and following the effectiveness of the Separation Agreement, Vistra Operations and Oncor entered into an Amended and Restated Split Participant Agreement (the Split Participant Agreement). Pursuant to the Split Participant Agreement, among other things, Oncor agreed to provide certain post-retirement welfare and life insurance benefits, and Vistra Operations agreed to provide certain pension benefits (as identified on Schedules I, II and III, as applicable, to the Split Participant Agreement) to certain current and future retirees of EFH Corp., Vistra Operations and Oncor (or one of their direct or indirect subsidiaries) whose employment included service that has been allocated to both (a) Oncor (or one of its predecessor regulated electric transmission and distribution utility businesses) and (b) EFH Corp. (or one of its direct or indirect subsidiaries that is not a regulated electric transmission and distribution utility).

Further details concerning the terms of the Split Participant Agreement may be obtained by reviewing the Split Participant Agreement, which is filed as an exhibit to the Form S-1 Registration Statement.

Review and Approval of Related Party Transactions

The Audit Committee will review and approve transactions with Vistra Energy’s directors, officers, holders of more than 5% of Vistra Energy’s voting securities or affiliates of any of the foregoing. Prior to approving any transaction with any such related party, the Audit Committee will consider the material facts as to the related party’s relationship with Vistra Energy and interest in the transaction. Related party transactions will not be approved unless the Audit Committee has approved the transaction. Vistra Energy did not have a formal review and approval policy for related party transactions at the time of any transaction described above.

Vistra Energy Board Composition and Director Independence

Vistra Energy’s certificate of incorporation provides for three classes of directors, each of which is to be elected on a staggered basis for a term of three years. Vistra Energy’s bylaws provide that the Vistra Energy Board shall consist of such number of directors as is determined from time to time by the vote of a majority of the total number of directors then authorized. Please see “Description of Capital Stock—Anti- takeover Effects of Provisions in Vistra Energy’s Certificate of Incorporation and Bylaws” for a more detailed description of Vistra Energy’s certificate of incorporation and bylaws.

Pursuant to the Plan, on the Plan Effective Date, Vistra Energy entered into the Stockholder’s Agreements with affiliates of each of the Vistra Energy Principal Stockholders. Pursuant to each Stockholder’s Agreement, subject to the proper exercise of fiduciary duties of the Vistra Energy Board, each Vistra Energy Principal Stockholder is entitled to designate one director for nomination for election to the Vistra Energy Board as a Class III director for so long as it beneficially owns, in the aggregate, at least 22,500,000 shares of Vistra Energy Common Stock that it owned on the date of its respective Stockholder’s Agreement. See “Certain Relationships and Related Party Transactions—Stockholder’s Agreements.” The initial designees of each of the Apollo Entities, Brookfield Entities and Oaktree Entities are Geoffrey D. Strong, Cyrus Madon and Jennifer Box, respectively.

The Vistra Energy Board consists of a majority of directors who are not employees or officers of Vistra Energy and satisfy the independence requirements of the Commission and the NYSE. The following are the independent directors of the Vistra Energy Board: Gavin R. Baiera, Jennifer Box, Brian K. Ferraioli, Scott B. Helm, Jeff D. Hunter, Cyrus Madon and Geoffrey D. Strong.

Committees of the Vistra Energy Board of Directors

The standing committees of the Vistra Energy Board consist of an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

The duties and responsibilities of the audit committee (the “Audit Committee”) include selecting the independent auditors to be nominated for ratification by the stockholders and reviewing the independence of such auditors, approving the scope and costs of the annual audit activities of the independent auditors, reviewing the audit results with the independent auditors and reviewing and monitoring Vistra Energy’s financial reporting and accounting practices and internal controls.

The members of the Audit Committee are Brian K. Ferraioli, who is chair of the Audit Committee, Scott B. Helm and Jeff D. Hunter. Brian K. Ferraioli, Scott B. Helm and Jeff D. Hunter are independent, as defined under and required by the rules and regulations of the Commission and the NYSE, including Rule 10A-3(b)(i) under the Exchange Act, and each is an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K, promulgated under the Securities Act.

The Vistra Energy Board has adopted a written charter for the Audit Committee that is available on Vistra Energy’s website.

Nominating and Governance Committee

The duties and responsibilities of the nominating and governance committee include identifying and recommending potential candidates qualified to become members of the Vistra Energy Board, recommending directors for appointment to Vistra Energy Board committees and developing and recommending corporate governance guidelines and principles to apply to the Vistra Energy Board.

The members of the Vistra Energy Board’s nominating and governance committee are Cyrus Madon and Geoffrey D. Strong, each of whom is independent in accordance with the rules and regulations of the NYSE and the Commission.

The Vistra Energy Board has adopted a written charter for the nominating and governance committee that is available on Vistra Energy’s website.

Compensation Committee

The duties and responsibilities of the compensation committee (the “Compensation Committee”) include reviewing the performance and compensation of Vistra Energy’s chief executive officer, consulting with the chief executive officer with respect to the compensation of other of Vistra Energy’s executives and key employees and administering Vistra Energy’s incentive compensation and other employee benefit plans. The Compensation Committee will also make recommendations to the Vistra Energy Board with respect to the compensation of non-employee directors.

The members of the Compensation Committee are Gavin R. Baiera and Jennifer Box, who are independent in accordance with the rules and regulations of the NYSE and the Commission.

The Vistra Energy Board has adopted a written charter for the Compensation Committee that is available on Vistra Energy’s website.

Compensation Committee Interlocks and Insider Participation

None of Vistra Energy’s directors who currently serve as members of the Compensation Committee is, or has at any time during the past year been, one of Vistra Energy’s officers or employees. None of Vistra Energy’s executive officers will serve as a member of the board of directors or Compensation Committee of any entity that has one or more executive officers serving as a member of the Vistra Energy Board or the Compensation

Committee. Additional information concerning transactions between Vistra Energy and entities affiliated with members of the Compensation Committee is included in this report under the heading “Certain Relationships and Related Party Transactions.”

Code of Conduct

The Vistra Energy Board has adopted a code of conduct applicable to Vistra Energy’s directors, officers and employees, including Vistra Energy’s Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and other senior officers, in accordance with applicable rules and regulations of the Commission and the NYSE. Vistra Energy’s code of conduct is available on Vistra Energy’s website.

Policy and Procedures Governing Related Party Transactions

The Vistra Energy Board has adopted a written policy regarding transactions with related parties. See “Certain Relationships and Related Party Transactions—Review and Approval of Related Party Transactions.”

INFORMATION ABOUT THE COMBINED COMPANY FOLLOWING THE MERGER

Business and Portfolio

The combined company will retain the name “Vistra Energy Corp.” and will continue to be a Delaware corporation. The combined company is expected to serve approximately 240,000 commercial and industrial customers and 2.7 million residential customers in five top retail states. The common stock of the combined company will continue to be listed on the NYSE, trading under the symbol “VST”. The combined company’s principal executive offices will be located at 6555 Sierra Drive, Irving, Texas 75039.

Directors and Management Following the Merger

The board of directors of the combined company will be expanded to consist of eleven members, including: (i) eight of the directors of Vistra Energy and (ii) three of the directors of Dynegy immediately prior to the Merger (provided such directors are willing to serve on the board of the combined company). As of December 13, 2017, other than the following individuals listed on the table below who will serve as the combined company’s directors and executive officers, it has not been determined which directors will be appointed from the Dynegy Board to the board of directors of the combined company:

Name	Age	Position
Curtis A. “Curt” Morgan	57	Director, President and Chief Executive Officer
Gavin R. Baiera	42	Director
Jennifer Box	36	Director
Brian K. Ferraioli	62	Director
Scott B. Helm	53	Director
Jeff D. Hunter	52	Director
Cyrus Madon	52	Director
Geoffrey D. Strong	42	Director
J. William “Bill” Holden	56	Executive Vice President and Chief Financial Officer
James A. “Jim” Burke	49	Executive Vice President and Chief Operating Officer
Sara Graziano	34	Senior Vice President of Corporate Development and Strategy
Carrie Lee Kirby	50	Executive Vice President and Chief Administrative Officer
Stephanie Zapata Moore	44	Executive Vice President and General Counsel

Biographical Summaries of Directors

The following individuals will serve as the directors of the combined company:

Curtis A. Morgan, President, Chief Executive Officer and Director, has served as the President, Chief Executive Officer and Director of Vistra Energy since the Plan Effective Date. Prior to joining Vistra Energy, he served as an Operating Partner with Energy Capital Partners, and prior to this position Mr. Morgan served as the Chief Executive Officer and President of EquiPower Resources Corp., a power generation company, since May 2010. Prior to joining EquiPower Resources Corp., he served as an Operating Partner of Energy Capital Partners from May 2009 to May 2010. Prior to joining Energy Capital partners, he served as President and Chief Executive Officer of FirstLight Power Enterprises from November 2006 to April 2009. Mr. Morgan has also held various leadership roles at NRG Energy, Mirant Corporation, Reliant Energy and Amoco Corporation.

Scott Helm has served as a director since July 2017 and as chairman of the Vistra Energy Board since October 2017. He is a private investor based out of Baltimore. Previously, Helm was a founding partner of Energy Capital Partners, a private equity firm focused on investing in North American energy infrastructure. Prior to joining Energy Capital Partners, he worked as a consultant to the private equity consortium leading the acquisition at Texas Genco. Before that, he served as executive vice president and chief financial officer at Orion Power Holdings, Inc., a publicly listed company that owned and operated power plants. Helm began his career at Goldman Sachs & Co., first working in the fixed income division then moving to the investment banking division. He received a bachelor’s degree in business administration from Washington University.

Gavin R. Baiera has served as a director since the Plan Effective Date. Mr. Baiera was a managing director at Angelo, Gordon & Co. (“Angelo”) where he was the global head of the firm’s corporate credit activities and portfolio manager for its distressed funds. Mr. Baiera was also a managing director and member of the firm’s executive committee. Prior to joining Angelo in 2008, Mr. Baiera was the co-head of the strategic finance group at Morgan Stanley, which was responsible for all origination, underwriting, and distribution of restructuring transactions. Prior to that, Mr. Baiera worked at General Electric Capital Corporation concentrating on underwriting and investing in restructuring transactions. Mr. Baiera began his career at GE Capital in its financial management program. Mr. Baiera has served on numerous boards of directors including, most recently, MACH Gen, Orbitz Worldwide, and Travelport Worldwide.

Jennifer Box has served as a director since the Plan Effective Date. Ms. Box is a managing director at Oaktree Capital Management where she is focused on investments in the shipping, power, energy, media and technology sectors. Prior to joining Oaktree in 2009, Ms. Box spent three and a half years as an investment analyst in the distressed debt group at The Blackstone Group. Prior to Blackstone, she was an associate consultant at the Boston Consulting Group. Ms. Box is a CFA charterholder. She serves on the board of Star Bulk Carriers.

Brian K. Ferraioli has served as a director since May 2017. He most recently served as executive vice president and chief financial officer of KBR, Inc., a global engineering, construction, and services company supporting the energy, petrochemicals, government services, and civil infrastructure sectors. Prior to KBR, Ferraioli was chief financial offer at The Shaw Group, Inc., an engineering, construction, and fabrication company serving the electric power generation and government services industries. Prior to that, Ferraioli worked 28 years in various finance and accounting functions with Foster Wheeler AG, a Swiss global conglomerate that provides design, engineering, construction, manufacturing, development, and plant operations. In addition to Vistra Energy, Ferraioli serves on the board of Babcock & Wilcox Enterprises and previously served on the boards of B&W’s predecessor company, Babcock & Wilcox, Inc., and Adolfson & Peterson, a private construction company. Ferraioli graduated with a bachelor’s degree in accounting from Seton Hall University and received a master of business administration from Columbia University.

Jeff D. Hunter has served as a director since the Plan Effective Date. Mr. Hunter is currently Managing Director of Quinbrook Infrastructure Partners (Quinbrook) and a member of the Quinbrook Investment Committee, where he is responsible for deal origination and asset management in North America. Between 2013 and 2016, he was a managing partner of Power Capital Partners, an energy focused investment firm. Prior to this, he was executive vice president and chief financial officer of U.S. Power Generating Company (USPowerGen). Mr. Hunter has also held leadership positions at PA Consulting Group and El Paso Merchant Energy and was a consultant for MRP Generating Company, LLC. Mr. Hunter currently serves as the non-executive director on the board of directors of Texas Transmission Holdings.

Cyrus Madon has served as a director since the Plan Effective Date. Mr. Madon is a senior managing partner and head of Brookfield’s private equity group and chief executive officer of Brookfield Business Partners. Mr. Madon joined Brookfield in 1998 as chief financial officer of Brookfield’s real estate brokerage business. During his tenure, he has held a number of senior roles across the organization, including head of Brookfield’s corporate lending business. Mr. Madon began his career at PricewaterhouseCoopers where he worked in corporate finance and recovery, both in Canada and the United Kingdom. Mr. Madon is on the board of the Junior Achievement of Canada Foundation.

Geoffrey D. Strong has served as a director since the Plan Effective Date. Mr. Strong is a Senior Partner of Apollo Management, where he focuses on investments in the energy sector for the firm’s private equity funds. Prior to Apollo, Mr. Strong was an investor in the private equity group at Blackstone, where he also focused primarily on the energy sector. Before joining Blackstone, Mr. Strong was a vice president of Morgan Stanley Capital Partners, the private equity business within Morgan Stanley. In addition to Vistra Energy, Mr. Strong serves on the boards of directors of Apex Energy, Caelus Energy, Chisolm Oil and Gas, Double Eagle Energy I and Double Eagle Energy II.

Biographical Summaries of Executive Officers

The following individuals will serve as executive officers of the combined company.

James A. “Jim” Burke, Executive Vice President and Chief Operating Officer, has served as the Executive Vice President and Chief Operating Officer of Vistra Energy since the Plan Effective Date. Prior to joining Vistra Energy, he served as Executive Vice President of EFH Corp. since February 2013 and President and Chief Executive of TXU Energy, a subsidiary of Vistra Energy, since August 2005. Previously, Mr. Burke was Senior Vice President Consumer Markets of TXU Energy. Mr. Burke started his career with Deloitte Consulting, and held a variety of roles with The Coca-Cola Company, Reliant Energy and Gexa Energy prior to TXU Energy. Mr. Burke also serves on the board of directors of Marucci Sports.

J. William “Bill” Holden, Executive Vice President and Chief Financial Officer, has served as the Executive Vice President and Chief Financial Officer of Vistra Energy since December 5, 2016. Prior to joining Vistra Energy, Mr. Holden served as an Executive Vice President and Senior Advisor at The Taffrail Group, LLC, an international strategic-advisory firm, from February 2013 until December 2016, where he advised a range of domestic and overseas clients on mergers, acquisitions and post-merger integration. From December 2010 until January 2013, Mr. Holden served as the Executive Vice President and Chief Financial Officer of GenOn Energy, Inc., where he was responsible for overseeing the accounting, finance, tax, risk control, human resources and information technology groups. Prior to serving in that role, he held various treasury, risk, operational, business development and international positions during his tenure at GenOn Energy, Inc./Mirant Corporation. Mr. Holden started his career with Southern Company and held various corporate finance roles over almost a decade at Southern.

Sara Graziano, Senior Vice President of Corporate Development and Strategy, has served as the Senior Vice President of Corporate Development of Vistra Energy since October 3, 2016. Prior to joining Vistra Energy in October 2016, Graziano was a Principal at Energy Capital Partners, a private equity firm focused on investing in North American energy infrastructure, with more than $13 billion in commitments and a track record of investments in the power generation space. She was involved in all areas of the firm’s investment activities, including fossil and renewable power generation, midstream oil and gas, and energy and industrial services. Prior to joining Energy Capital Partners, Ms. Graziano led the strategies and analysis group at FirstLight Power Enterprises, an Energy Capital portfolio company that owned and operated approximately 1,400 MW of primarily hydroelectric plants in New England. Her group was responsible for asset optimization, commodity trading and hedging strategies, and business development activities. Before joining FirstLight, Ms. Graziano spent four years at Charles River Associates, consulting for clients in the power and natural gas industries, with a particular focus on the development of proprietary tools for fundamental and statistical modeling of commodity prices and volatility for use in asset valuation and risk management. Ms. Graziano received a bachelor of arts in Economics from Wellesley College and a master’s of business administration from Harvard Business School, where she was a Baker Scholar.

Carrie Lee Kirby, Executive Vice President and Chief Administrative Officer, has served as the Executive Vice President and Chief Administrative Officer of Vistra Energy since October 3, 2016. Prior to this, Ms. Kirby was the Executive Vice President of Human Resources for Vistra Energy’s predecessor, EFH Corp., leading the human resources functions across EFH corporate and its subsidiaries, Luminant and TXU Energy. She was previously Vice President of Human Resources at TXU Energy, where she was originally recruited in 2006 as a Human Resources Director to support the power generation business in its construction and expansion efforts. Prior to joining TXU Energy, Ms. Kirby was Director of Human Resources at Delinea Corporation, a software services company targeting the energy industry. Before that, she was Director of Human Resources for Netrake, a startup voice-over IP hardware development company. She began her career in the executive search business as a consultant for Ray & Berndtson, supporting the technology practice. In addition to her service at Vistra Energy, Ms. Kirby chairs the board of the Teaching Trust, an education policy and leadership development organization focused on developing urban school leaders. Ms. Kirby is also a member of the Patient Advocacy Committee for Presbyterian Hospital of Dallas and sits on the executive committee of the Women’s Business Council Southwest.

Stephanie Zapata Moore, Executive Vice President and General Counsel, has served as the Executive Vice President and General Counsel of Vistra Energy since October 3, 2016. Prior to joining Vistra Energy, Ms. Moore served as Vice President and General Counsel of Luminant, since April 2012. Previously, Ms. Moore was Senior Counsel of Luminant from March 2007 to April 2012 and Counsel of a predecessor to Luminant from November 2005 to March 2007. Prior to joining Luminant, Ms. Moore was an associate at Gardere Wynne Sewell LLP where she engaged in a corporate practice.

Post-Merger Governance of Combined Company; Headquarters

Classification of Directors

The Vistra Energy Board is currently divided into three classes serving staggered three-year terms. In light of this classification, the Merger Agreement provides that:

•	If the Merger is completed on or prior to the date of the 2018 annual meeting of Vistra Energy stockholders, among the three Dynegy directors who will become directors of Vistra Energy, one will be designated a Class I director with a term expiring at the 2020 annual meeting of Vistra Energy stockholders, one will be designated a Class II director with a term expiring at the 2018 annual meeting of Vistra Energy stockholders, and one will be designated a Class III director with a term expiring at the 2019 annual meeting of Vistra Energy stockholders.

•	If the Merger is completed after the date of the 2018 annual meeting of Vistra Energy stockholders, among the three Dynegy directors who will become directors of Vistra Energy, one will be designated a Class I director with a term expiring at the 2020 annual meeting of Vistra Energy stockholders and two will be designated Class II directors with a term expiring at the 2021 annual meeting of Vistra Energy stockholders.

Regardless of when the Merger is completed, all Vistra Energy directors who continue serving as directors of the combined company will remain in their respective classes without any change.

Headquarters

Upon completion of the Merger, the principal executive offices and headquarters for the combined company will be located in Irving, Texas.

DESCRIPTION OF VISTRA ENERGY CAPITAL STOCK

The following description of the material terms of the capital stock of Vistra Energy includes a summary of specified provisions included in Vistra Energy’s certificate of incorporation and bylaws. This description also summarizes relevant provisions of the DGCL.

Vistra Energy’s certificate of incorporation and bylaws will be the certificate of incorporation and bylaws of the combined company following the completion of the Merger. The terms of Vistra Energy’s certificate of incorporation and bylaws will be, and the terms of the DGCL are, more detailed than the general information provided below. Accordingly, the more general information provided below is subject to, and qualified in its entirety by reference to, the provisions of the DGCL and Vistra Energy’s certificate of incorporation and bylaws, which are filed, respectively, as Exhibits 3.1, 3.2 and 3.3 to Vistra Energy’s Form S-1 Registration Statement.

Authorized Capital Stock

Vistra Energy has the authority to issue a total of 1,900,000,000 shares of capital stock, consisting of:

•	1,800,000,000 shares of common stock, par value $0.01 per share; and

•	100,000,000 shares of preferred stock, par value $0.01 per share.

Outstanding Capital Stock

As of December 6, 2017, 428,384,072 shares of Vistra Energy Common Stock were issued and outstanding and owned by 127 holders of record, and no shares of Vistra Energy’s preferred stock were issued and outstanding.

Options

The Vistra Energy Board adopted the 2016 Incentive Plan, effective as of the Plan Effective Date, under which an aggregate of 22,500,000 shares of Vistra Energy Common Stock were reserved for issuance as equity based awards to Vistra Energy’s non-employee directors, employees and certain other persons. The types of awards that may be granted under the 2016 Incentive Plan include stock options, RSUs, restricted stock, performance awards and other forms of awards granted or denominated in shares of Vistra Energy Common Stock, among others.

Pursuant to the 2016 Incentive Plan, in accordance with the Morgan Agreement, the Burke Agreement, the Holden Agreement, the Kirby Agreement and the Graziano Agreement, Vistra Energy has issued to each of such executive officers equity awards with an aggregate grant date fair value of $24,350,000, consisting of an aggregate of 606,883 RSUs and 1,938,238 employee stock options at a weighted average exercise price of $14.85 per share after adjusting the exercise price downward to account for the approved payment of 2016 Special Dividend. 1,523,637 of the options may be exercised after a four-year graded vesting period and 414,601 of the options may be exercised after a three-year graded vesting period. All options will expire on the tenth anniversary of the grant date thereof.

Rights and Preferences of Vistra Energy Capital Stock

Common Stock

Voting Rights

All shares of Vistra Energy Common Stock have identical rights and privileges. The holders of shares of Vistra Energy Common Stock are entitled to vote on all matters submitted to a vote of Vistra Energy’s stockholders, including the election of directors. On all matters to be voted on by holders of shares of Vistra Energy Common Stock, the holders will be entitled to one vote for each share of Vistra Energy Common Stock held of record, and will have no cumulative voting rights.

Dividend Rights

Subject to limitations under applicable Delaware law, preferences that may apply to any outstanding shares of Vistra Energy’s preferred stock and contractual restrictions, holders of Vistra Energy Common Stock are entitled to receive dividends or other distributions ratably, when, as and if declared by the Vistra Energy Board. The ability of the Vistra Energy Board to declare dividends with respect to Vistra Energy Common Stock, however, will be subject such limitations, preferences and restrictions and the availability of sufficient funds under the DGCL to pay such dividends.

Rights upon Liquidation

In the event of a liquidation, dissolution or winding up of Vistra Energy, after the payment in full of all amounts owed to Vistra Energy’s creditors and holders of any outstanding shares of Vistra Energy’s preferred stock, the remaining assets of Vistra Energy will be distributed ratably to the holders of shares of Vistra Energy Common Stock. The rights, preferences and privileges of holders of shares of Vistra Energy Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any class or series of preferred stock which the Vistra Energy Board may designate and issue in the future without stockholder approval.

Other Rights

Holders of shares of Vistra Energy Common Stock do not have pre-emptive, subscription, redemption or conversion rights.

Blank Check Preferred Stock

Subject to limitations under applicable Delaware law, the Vistra Energy Board is authorized to issue, from time to time and without stockholder approval, up to an aggregate of 100,000,000 shares of preferred stock in one or more classes or series and to fix the designations, powers, preferences, and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions, if any, of the shares of each such class or series, including the dividend rights, conversion rights, voting rights, redemption rights (including sinking fund provisions), liquidation preferences and the number of shares constituting any class or series. The issuance of preferred stock with voting and conversion rights would also adversely affect the voting power of the holders of shares of Vistra Energy Common Stock, including the potential loss of voting control to others.

Stockholder Meetings

Vistra Energy’s certificate of incorporation and bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by the Vistra Energy Board. Vistra Energy’s certificate of incorporation and bylaws provide that, except as otherwise required by applicable law or the terms of any class or series of preferred stock issued in the future, special meetings of the stockholders may be called by (a) the Vistra Energy Board at any time or (b) by the Chairman of the Vistra Energy Board or the Secretary of Vistra Energy upon the written request or requests of one or more stockholders of record holding a majority of the voting power of the then-outstanding shares of Vistra Energy’s capital stock entitled to vote on the matter or matters to be brought before the proposed special meeting and complying with the notice procedures set forth in Vistra Energy’s bylaws. Unless otherwise provided by the terms of any class or series of preferred stock issued in the future, Vistra Energy’s stockholders have no authority to act by written consent. To the extent permitted under the DGCL, Vistra Energy may conduct stockholder meetings by remote communications.

Stockholders Right to Designate Directors

Pursuant to the terms of stockholders’ agreements entered into with each Vistra Energy Principal Stockholder (each, a “Stockholder Agreement”), subject to the proper exercise of fiduciary duties of the Vistra

Energy Board, the applicable Vistra Energy Principal Stockholder will be entitled to designate one person for nomination for election to the Vistra Energy Board as a Class III director at (i) any meeting of Vistra Energy’s stockholders at which Class III directors are elected or (ii) if Vistra Energy’s certificate of incorporation no longer provides for the division of directors into three classes, any meeting of Vistra Energy’s stockholders at which directors are to be elected. If a vacancy occurs because of the death, disability, disqualification, resignation or removal of the director nominee of an applicable Vistra Energy Principal Stockholder, subject to the proper exercise of the fiduciary duties of the Vistra Energy Board, the applicable Vistra Energy Principal Stockholder will be entitled to designate such person’s successor. The foregoing rights of each Vistra Energy Principal Stockholder under its applicable Stockholder’s Agreement will terminate automatically once such Vistra Energy Principal Stockholder, together with its affiliates and investment funds, funds or accounts that are advised, managed or controlled by such Vistra Energy Principal Stockholder or its affiliates (other than Vistra Energy or any entity that is controlled by Vistra Energy), ceases to beneficially own, in the aggregate, for a period of 20 consecutive trading days, at least 22,500,000 shares of common stock of Vistra Energy that were owned by such Vistra Energy Principal Stockholder on the date of the applicable Stockholder’s Agreement.

Anti-takeover Effects of Provisions in Vistra Energy’s Certificate of Incorporation and Bylaws

Vistra Energy’s certificate of incorporation and bylaws contain a number of provisions which may have the effect of discouraging transactions that involve an actual or threatened change of control of Vistra Energy. In addition, provisions of Vistra Energy’s certificate of incorporation and bylaws may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price of the shares of Vistra Energy Common Stock held by Vistra Energy’s stockholders.

Staggered Board

Vistra Energy’s certificate of incorporation provides for three classes of directors, each of which is to be elected on a staggered basis for a term of three years. Vistra Energy’s certificate of incorporation and bylaws provide that the Vistra Energy Board consists of such number of directors as is determined from time to time by the vote of a majority of the total number of directors then authorized. Please see “Information About the Combined Company—Post-Merger Governance of Vistra Energy; Headquarters” below for a more detailed description of the composition of the board directors of Vistra Energy upon completion of the Merger.

No Written Consent of Stockholders

Any action to be taken by Vistra Energy’s stockholders must be effected at a duly called annual or special meeting and may not be effected by written consent.

Special Meetings of Stockholders

Except as required by the DGCL or the terms of any class or series of preferred stock issued in the future, special meetings of Vistra Energy’s stockholders may be called only by (a) the Vistra Energy Board at any time or (b) the Chairman of the Vistra Energy Board or the Secretary of Vistra Energy upon written request of one or more stockholders of record holding a majority of the voting power of the then-outstanding shares of Vistra Energy’s capital stock entitled to vote on the matter or matters to be brought before the proposed special meeting and complying with the notice procedures set forth in Vistra Energy’s bylaws.

Advance Notice Requirement

Stockholders must provide timely notice when seeking to:

•	bring business before an annual meeting of stockholders;

•	bring business before a special meeting of stockholders (if contemplated and permitted by the notice of a special meeting); or

•	nominate candidates for election to the Vistra Energy Board at an annual meeting of stockholders or at a special meeting of stockholders called for the purpose of electing one or more directors to the Vistra Energy Board.

To be timely, a stockholder’s notice generally must be received by the Secretary of Vistra Energy at its principal executive offices:

•	in the case of an annual meeting:

•	not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the date of the immediately preceding year’s annual meeting, or

•	if the annual meeting is called for a date that is more than 30 days before or more than 60 days after the first anniversary of the date of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year, not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to the annual meeting and the 10th day following the day on which the first public announcement of the date of the annual meeting is made by Vistra Energy; or

•	in the case of a special meeting, not earlier than the close of business on the 120th day and not later than the close of business on the later of the 90th day prior to the special meeting and the 10th day following the day on which public announcement is first made of the date of the special meeting and the nominees proposed by the Vistra Energy Board.

Vistra Energy’s certificate of incorporation and bylaws also specify requirements as to the form and content of the stockholder’s notice. These provisions may preclude stockholders from bringing matters before or proposing director nominees to an annual meeting or a special meeting of stockholders.

Issuance of Blank Check Preferred Stock

The Vistra Energy Board is authorized to issue, without further action by the stockholders, up to 100,000,000 shares of preferred stock with rights and preferences designated from time to time by the Vistra Energy Board as described above under “—Rights and Preferences of Vistra Energy Capital Stock—Blank Check Preferred Stock.” The existence of authorized but unissued shares of preferred stock may enable the Vistra Energy Board to render more difficult or discourage an attempt to obtain control of Vistra Energy by means of a merger, tender offer, proxy contest or otherwise.

Removal of Directors

Vistra Energy’s certificate of incorporation and bylaws provide that directors may only be removed for cause and only upon the affirmative vote of a majority of the voting power of the capital stock outstanding and entitled to vote thereon.

Section 203 of the DGCL

Vistra Energy has elected not to be governed by Section 203 of the DGCL, as permitted under and pursuant to subsection (b) of Section 203 in its certificate of incorporation. Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s outstanding voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, Vistra Energy is currently not subject to any anti-takeover effects of Section 203, although no assurance can be given that Vistra Energy will not elect to be governed by Section 203 of the DGCL in the future.

Amendment of Bylaws and Certificate of Incorporation

The approval of a 66 2/3% super-majority of the voting power of the then outstanding shares of Vistra Energy’s capital stock entitled to vote will be required to amend certain provisions of Vistra Energy’s bylaws or to amend certain provisions of Vistra Energy’s certificate of incorporation, including provisions relating to indemnification and exculpation of directors and officers and provisions relating to amendment of Vistra Energy’s bylaws and certificate of incorporation by the Vistra Energy Board. In addition, Vistra Energy’s certificate of incorporation provides certain rights to the Vistra Energy Principal Stockholders, relating to business opportunities, which are more fully described under “—Business Opportunities” below. Until the last to occur of (a) each Vistra Energy Principal Stockholder and its respective affiliates ceases to own at least 5% of Vistra Energy’s outstanding common stock or (b) no director is serving on the Vistra Energy Board pursuant to the rights of the Vistra Energy Principal Stockholders to nominate such directors in accordance with Vistra Energy’s bylaws and each such Vistra Energy Principal Stockholder’s Stockholder Agreement, the approval of an 80% super-majority of the voting power of the then outstanding shares of Vistra Energy’s capital stock entitled to vote will be required to amend Vistra Energy’s certificate of incorporation in any manner inconsistent with these rights.

Business Opportunities

Vistra Energy’s certificate of incorporation provides that the Vistra Energy Principal Stockholders and their respective affiliates, to the fullest extent permitted by law, have no duty to refrain from engaging in the same or similar business activities or lines of business in which Vistra Energy or any of its affiliates now engage or propose to engage or otherwise competing with Vistra Energy or any of its affiliates. To the fullest extent permitted by applicable law, Vistra Energy has renounced any interest or expectancy in, or the right to be offered an opportunity to participate in, any business opportunity which may be a business opportunity of one of such stockholders. Vistra Energy has not, however, renounced any interest in any business opportunity offered to any director or officer of Vistra Energy if such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of Vistra Energy.

Authorized but Unissued Shares

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which will apply so long as Vistra Energy Common Stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be utilized for a variety of corporate purposes, including future public or private offerings to raise additional capital and for corporate acquisitions.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, Vistra Energy’s stockholders have appraisal rights in connection with a merger or consolidation of Vistra Energy. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery. Notwithstanding the foregoing, no dissenters’ or appraisal rights will be available to Vistra Energy’s stockholders with respect to the Merger.

Stockholders’ Derivative Actions

Under the DGCL, any of Vistra Energy’s stockholders may bring an action in Vistra Energy’s name to procure a judgment in Vistra Energy’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of shares of Vistra Energy’s capital stock at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Vistra Energy’s certificate of incorporation provides that unless Vistra Energy consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, any state court located in the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for any stockholder (including any beneficial owner) to bring any claim (a) based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity or (b) as to which the DGCL confers jurisdiction on the Court of Chancery. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of Vistra Energy’s capital stock shall be deemed to have notice of, and consented to the forum provisions in, Vistra Energy’s certificate of incorporation. The enforceability of similar forum provisions in other companies’ certificates of incorporation, however, has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Limitations on Liability and Indemnification of Directors and Officers

The DGCL authorizes corporations to limit or eliminate the personal liability of Vistra Energy’s directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions and conditions. Vistra Energy’s certificate of incorporation limits the liability of directors to the fullest extent permitted by the DGCL. Such section eliminates the personal liability of a director to Vistra Energy for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Vistra Energy or Vistra Energy’s stockholders, (ii) for acts or omission not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. In addition, Vistra Energy’s bylaws and separate indemnification agreements provide that Vistra Energy must indemnify Vistra Energy’s directors and officers to the fullest extent permitted by the DGCL. Under Vistra Energy’s bylaws, Vistra Energy agrees that it is the indemnitor of first resort to provide advancement of expenses or indemnification to directors and officers.

The limitation of liability and indemnification provisions included in Vistra Energy’s certificate of incorporation and bylaws and separate indemnification agreements may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit Vistra Energy and its stockholders. In addition, an investment in Vistra Energy may be adversely affected to the extent Vistra Energy pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer Agent and Registrar

The transfer agent and registrar for Vistra Energy Common Stock is American Stock Transfer & Trust Company.

Listing

Vistra Energy Common Stock is listed on the NYSE under the symbol “VST”.

COMPARISON OF RIGHTS OF VISTRA ENERGY STOCKHOLDERS AND DYNEGY STOCKHOLDERS

Both Vistra Energy and Dynegy are organized under Delaware law. The rights of Vistra Energy stockholders are governed by the DGCL and Vistra Energy’s certificate of incorporation and bylaws. The rights of Dynegy stockholders are governed by the DGCL and Dynegy’s certificate of incorporation and bylaws. Upon the consummation of the Merger, the rights of the former Dynegy stockholders who receive shares of Vistra Energy Common Stock will be governed by, and will be subject to, the DGCL and Vistra Energy’s certificate of incorporation and bylaws.

The following comparison is a summary of certain material differences as of December 13, 2017 between the rights of Vistra Energy stockholders and the rights of Dynegy stockholders under the governing documents of Vistra Energy and Dynegy and the above-described laws which govern Vistra Energy and Dynegy. The following summary is qualified in its entirety by reference to the relevant provisions of (i) the DGCL, (ii) Vistra Energy’s certificate of incorporation and bylaws (attached, respectively, as Exhibits 3.1, 3.2 and 3.3 to Vistra Energy’s Form S-1 Registration Statement) and (iii) Dynegy’s certificate of incorporation and bylaws (attached, respectively, as Exhibit 3.1 to Dynegy’s Current Report on Form 8-K filed with the SEC on October 4, 2012 and Exhibit 3.1 to Dynegy’s Current Report on Form 8-K filed with the SEC on March 3, 2017).

This section does not include a complete description of all of the differences between the rights of Vistra Energy stockholders and Dynegy stockholders, nor does it include a complete description of the specific rights of such holders. Furthermore, the identification of some of the differences in the rights of such holders is not intended to indicate that other differences that may be equally important do not exist. Investors are urged to read carefully the relevant provisions of Delaware law, as well as the governing documents of each of Vistra Energy and Dynegy filed with the SEC, each as amended, restated, supplemented or otherwise modified from time to time.

	Vistra Energy	Dynegy
Corporate Governance

Vistra Energy is a Delaware corporation, incorporated pursuant to the DGCL.

The rights of Vistra Energy stockholders are governed by the DGCL, Vistra Energy’s certificate of incorporation and bylaws and, as applicable, the Stockholder Agreements with each Vistra Energy Principal Stockholder.

Dynegy is a Delaware corporation, incorporated pursuant to the DGCL.

The rights of Dynegy stockholders are governed by the DGCL, Dynegy’s certificate of incorporation and bylaws, and, as applicable, the stockholder agreements with each Dynegy Principal Stockholder.

Authorized Capital Stock

Vistra Energy is authorized to issue 1,900,000,000 shares of stock, consisting of (i) 1,800,000,000 shares of common stock, $0.01 par value per share, and (ii) 100,000,000 shares of preferred stock, $0.01 par value per share.

As of December 6, 2017, there were 428,384,072 shares of Vistra Energy Common Stock outstanding and no shares of preferred stock outstanding.

Dynegy is authorized to issue 440,000,000 shares of stock, consisting of (i) 420,000,000 shares of common stock, $0.01 par value per share, and (ii) 20,000,000 shares of preferred stock, $0.01 par value per share.

As of December 6, 2017, there were 144,276,314 shares of Dynegy Common Stock outstanding and no shares of preferred stock outstanding.

Voting Rights	Subject to the rights of holders of any outstanding preferred stock, each holder	Subject to the rights of holders of any outstanding preferred stock, each holder

	Vistra Energy	Dynegy
	of Vistra Energy Common Stock is entitled to one vote for each share of Vistra Energy Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote.	of Dynegy Common Stock is entitled to one vote for each share of Dynegy Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote.

Size of Board	The number of directors is determined from time to time solely by resolution adopted by the affirmative vote of a majority of the total number of directors then authorized. Currently, the Vistra Energy Board consists of eight directors.	The number of directors is determined from time to time solely by resolution adopted by the affirmative vote of a majority of the total number of directors then authorized. Currently, the Dynegy Board consists of eight directors.

Election of Directors

Vistra Energy’s bylaws provide that directors shall be elected by the plurality of votes cast at any meeting for the election of directors at which a quorum is present. Holders of common stock do not have cumulative voting rights.

Certain Vistra Energy Principal Stockholders have the right to nominate persons for election to the Board of Directors. See “Certain Relationships and Related Party Transactions—Stockholder’s Agreements.”

Dynegy’s certificate of incorporation provides that each director is elected by the plurality of votes cast at any meeting for the election of directors at which a quorum is present. Holders of common stock do not have cumulative voting rights.

Removal of Directors	Except for additional directors elected by the holders of any outstanding series of Vistra Energy’s preferred stock, any director, or the entire Vistra Energy Board, may be removed from office at any time, but only for cause and only by the affirmative vote of at least a majority of the voting power of the stock outstanding and entitled to vote thereon.	Any director elected by the holders of Dynegy Common Stock may be removed without cause by a vote of the majority holders of Dynegy Common Stock.

Filling Vacancies on Board	Subject to the rights of holders of any outstanding series of Vistra Energy’s preferred stock, any vacancy in the Vistra Energy Board is filled by the affirmative vote of a majority of the remaining directors then in office and entitled to vote.	Subject to the rights of holders of any outstanding series of Dynegy’s preferred stock, any vacancy with respect to directors elected by the holders of Dynegy Common Stock will be filled by the remaining directors, unless such vacancy occurred because of the removal (with or without cause) of a director, in which event such vacancy will be filled by the affirmative vote of holders of a majority of the outstanding shares of capital stock.

	Vistra Energy	Dynegy
Amendment of Certificate of Incorporation

Subject to the exceptions described below, Vistra Energy has the right to amend any provision contained in its certificate of incorporation and any other provisions authorized by the DGCL in the manner prescribed by the DGCL.

The affirmative vote of at least 66 2/3% of the voting power of the stock outstanding and entitled to vote thereon is required to amend the provisions of Vistra Energy’s certificate of incorporation that govern the amendment thereof and the liability of its directors.

The affirmative vote of holders of at least 80% of the voting power of the Vistra Energy stock outstanding and entitled to vote thereon is required to amend provisions of the certificate of incorporation to be inconsistent with the provisions thereof governing corporate opportunities (as described below) until the occurrence of the later of (i) each of the Vistra Energy Principal Stockholders and their respective affiliates ceasing to beneficially own (as determined in accordance with Rules 13d-3 and 13d-5 promulgated under the Securities Exchange Act of 1934, as amended) shares of Vistra Energy Common Stock representing at least 5% of the votes entitled to be cast by the then-outstanding shares of all classes and series of capital stock of Vistra Energy entitled generally to vote on the election of the directors of Vistra Energy (or any class thereof) at any annual or special meeting of stockholders, and (ii) no director serving on the Vistra Energy Board pursuant to the right of a Vistra Energy Principal Stockholder to nominate such director for election to the Vistra Energy Board in accordance with the Vistra Energy’s bylaws and pursuant to such Vistra Energy Principal Stockholder’s respective Stockholder Agreement.

Subject to the exceptions described below, Dynegy has the right to amend any provision contained in its certificate of incorporation and any other provisions authorized by the DGCL in the manner prescribed by the DGCL.

Any decrease or diminishment in scope of the provisions of the certificate of incorporation governing limitations of liability and indemnification of directors and officers requires the consent of the directors and officers, and with respect to directors such provisions cannot be repealed or modified if it would adversely affect any right or protection of a director of Dynegy existing at such time.

Amendment of Bylaws	The Vistra Energy Board is expressly authorized to adopt, amend or repeal Vistra Energy’s bylaws. For the stockholders to adopt, amend or repeal	The Dynegy Board may alter, amend or repeal Dynegy’s bylaws; provided that no amendment or repeal of the provisions thereof governing (a) the notice

	Vistra Energy	Dynegy
	any provision of Vistra Energy’s bylaws inconsistent with the provisions governing director and officer indemnification and advancement of expenses or the provisions governing amendment of the bylaws, an affirmative vote of at least 66 2/3% of the voting power of the stock outstanding and entitled to vote thereon is required.	requirements or agenda for meetings of directors, (b) the establishment of committees of directors, (c) any emergency board of directors or (d) amendments to the bylaws will be effective except upon the approval of the affirmative vote of a majority of the entire number of directors then in office. Dynegy’s stockholders may alter, amend or repeal Dynegy’s bylaws.

Special Meetings of Stockholders	Special meetings of the stockholders for any purpose: may be called (a) at any time by the Vistra Energy Board, and (b) by the Chairman of the Vistra Energy Board or the Secretary of Vistra Energy upon written request from one or more stockholders of record that (i) at the time the request is delivered, hold shares representing at least a majority of the voting power of the stock entitled to vote on the matter to be brought before the proposed special meeting and (ii) comply with the procedures for calling a special meeting set forth in Vistra Energy’s bylaws.	Special meetings of stockholders may be called only by the chairman of the Dynegy Board, the chief executive officer of Dynegy, the president of Dynegy, a majority of the Dynegy Board, or the holders of not less than 20% of all the outstanding shares of Dynegy entitled to vote on the matter for which the meeting is called. The Dynegy Board may postpone or reschedule any special meeting previously scheduled by the chairman of the Dynegy Board, the chief executive officer of Dynegy or the president of Dynegy.

Stockholder Consent in Lieu of Meeting	No action that is required or permitted to be taken by the stockholders of Vistra Energy at any annual or special meeting of the stockholders may be effected by written consent of stockholders in lieu of a meeting of Vistra Energy’s stockholders.	Any action required to be taken, or action which may be taken, at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing is signed by the holders of the outstanding stock of Dynegy having not less than the minimum number of votes that would be necessary to authorize or take such action under the provisions of the DGCL or Dynegy’s certificate of incorporation at a meeting which all shares of Dynegy entitled to vote thereon were present and voted.

Limitation of Liability and Indemnification of Directors and Officers

Vistra Energy’s certificate of incorporation provides that, to the fullest extent permitted by the DGCL, no director of Vistra Energy is to be personally liable to Vistra Energy or its stockholders for monetary damages for breach of fiduciary duty as a director.

Each director or officer who was or is a party or is threatened to be made a party

Dynegy’s certificate of incorporation provides that to the fullest extent permitted by the DGCL, no director of Dynegy will be personally liable to Dynegy or its stockholders for monetary damages for breach of fiduciary duty as a director.

Dynegy will indemnify, to the fullest extent permitted by law, any person who

	Vistra Energy	Dynegy
	to any action or proceeding by reason of the fact that he or she is or was a director or officer of Vistra Energy, or is or was serving at the request of Vistra Energy while a director or officer thereof as the director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, or by reason of anything done or not done by him or her in any such capacity, is to be indemnified and held harmless by Vistra Energy to the fullest extent authorized by applicable law, including the DGCL, against all expense, liability and loss actually and reasonably incurred in connection therewith; provided, however, except as otherwise required by law, Vistra Energy will indemnify such person in connection with a proceeding initiated by such person only if such proceeding, or part thereof, was authorized or ratified by the Vistra Energy Board.	was or is a party, or is threatened to be made a party, to any action, suit or proceeding by reason of the fact that the person is or was a director or officer of Dynegy, or is or was serving at the request of Dynegy while a director or officer thereof as the director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, against expenses actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of Dynegy and, with respect to any criminal action or proceeding, has no reasonable cause to believe the person’s conduct was unlawful.

Distributions	Subject to the rights of the holders of any outstanding series of preferred stock, holders of Vistra Energy Common Stock are entitled to receive dividends and other distributions in cash, stock of any corporation or property of Vistra Energy as may be declared thereon by the Vistra Energy Board from time to time out of assets or funds of Vistra Energy legally available, and shall share equally on a per share basis in all such dividends and other distributions.	Subject to the rights of the holders of any outstanding series of preferred stock, holders of Dynegy Common Stock are entitled to receive dividends and other distributions in cash, stock of any corporation or property of Dynegy as may be declared thereon by the Dynegy Board from time to time out of assets or funds of Dynegy legally available, and shall share equally on a per share basis in all such dividends and other distributions.

Corporate Opportunities	Vistra Energy’s certificate of incorporation provides that the Vistra Energy Principal Stockholders and their respective affiliates, to the fullest extent permitted by law, have no duty to refrain from engaging in the same or similar business activities or lines of business in which Vistra Energy or any of its affiliates now engage or propose to engage or otherwise competing with Vistra Energy or any of its affiliates. To the fullest extent permitted by applicable law, Vistra Energy has renounced any interest or expectancy in, or the right to	Dynegy’s certificate of incorporation and bylaws do not contain any provisions related to corporate opportunities.

	Vistra Energy	Dynegy
be offered an opportunity to participate in, any business opportunity which may be a business opportunity of one of such Vistra Energy Principal Stockholders. Vistra Energy has not, however, renounced any interest in any business opportunity offered to any director or officer of Vistra Energy if such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of Vistra Energy.

Staggered Board	Vistra Energy’s certificate of incorporation provides for three classes of directors, each of which is to be elected on a staggered basis for a term of three years.	Dynegy’s certificate of incorporation and bylaws do not contain any provisions related to a staggered board.

Advance Notice

Vistra Energy stockholders must provide timely notice when seeking to:

•     bring business before an annual meeting of Vistra Energy stockholders;

•     bring business before a special meeting of Vistra Energy stockholders (if contemplated and permitted by the notice of a special meeting); or

•     nominate candidates for election to the Vistra Energy Board at an annual meeting of Vistra Energy stockholders or at a special meeting of Vistra Energy stockholders called for the purpose of electing one or more directors to the Vistra Energy Board.

To be timely, a stockholder’s notice generally must be received by the corporate secretary of Vistra Energy at its principal executive offices:

•     in the case of an annual meeting:

•     not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the date of the immediately preceding year’s annual meeting, or

Dynegy’s bylaws establish an advance notice procedure for Dynegy stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the Dynegy Board. Dynegy stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Dynegy Board or by a Dynegy stockholder who was a Dynegy stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given the corporate secretary of Dynegy timely written notice, in proper form, of the Dynegy stockholder’s intention to bring that business before the meeting.

	Vistra Energy	Dynegy

•     if the annual meeting is called for a date that is more than 30 days before or more than 60 days after the first anniversary of the date of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year, not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to the annual meeting and the 10th day following the day on which the first public announcement of the date of the annual meeting is made by Vistra Energy; or

•     in the case of a special meeting, not earlier than the close of business on the 120th day and not later than the close of business on the later of the 90th day prior to the special meeting and the 10th day following the day on which public announcement is first made of the date of the special meeting and the nominees proposed by the Vistra Energy Board.

Exclusive Forum	Vistra Energy’s certificate of incorporation provides that unless Vistra Energy consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, any state court located in the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for any stockholder (including any beneficial owner) to bring any claim (a) based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity or (b) as to which the DGCL confers jurisdiction on	Dynegy’s bylaws provide that unless Dynegy consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Dynegy, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder, employee or agent of Dynegy to Dynegy or its stockholders, (iii) any action asserting a claim against Dynegy or any director, officer, stockholder, employee or agent of Dynegy arising out of or relating to any provision of the DGCL, Dynegy’s certificate of incorporation or bylaws, or (iv) any action asserting a claim against

Vistra Energy	Dynegy
the Court of Chancery. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of Vistra Energy capital stock shall be deemed to have notice of, and consented to the forum provisions in, Vistra Energy’s certificate of incorporation.	Dynegy or any director, officer, stockholder, employee or agent of Dynegy governed by the internal affairs doctrine of the State of Delaware; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. Any person or entity purchasing or otherwise acquiring any interest in shares of Dynegy shall be deemed to have notice of, and consented to, the forum provisions in Dynegy’s bylaws.

PRINCIPAL AND MANAGEMENT STOCKHOLDERS OF VISTRA ENERGY

The following table sets forth information as of November 30, 2017 regarding the beneficial ownership of Vistra Energy Common Stock by (i) each of Vistra Energy’s current directors, (2) each of Vistra Energy’s current executive officers, (3) all of Vistra Energy’s directors and executive officers as a group and (4) each person or entity known to Vistra Energy to beneficially own more than 5% of Vistra Energy’s outstanding shares of Vistra Energy Common Stock.

Beneficial ownership for the purposes of this table is determined in accordance with the rules and regulations of the SEC. Under such rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power and any shares which the person has the right to dispose or acquire within 60 days of November 30, 2017. Vistra Energy Common Stock subject to options, RSUs or warrants, regardless of whether such arrangement is currently in the money, that are currently exercisable or exercisable within 60 days of November 30, 2017 are deemed to be outstanding and beneficially owned by the person holding the options, RSUs or warrants. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 428,325,355 shares of Vistra Energy Common Stock outstanding as of November 30, 2017. Except as disclosed in the footnotes to this table, Vistra Energy believes that each stockholder identified in the table possesses sole voting and investment power over all shares of Vistra Energy Common Stock shown as beneficially owned by the stockholder.

All percentages and share amounts are approximate based on current information available to Vistra Energy. The information available to Vistra Energy may be incomplete. Unless otherwise noted, the address for each person listed on the table is c/o Vistra Energy Corp., 6555 Sierra Drive, Irving, Texas 75039.

Name of Beneficial Owner	Number of Shares of Vistra Energy Common Stock Beneficially Owned	Percentage of All Shares of Vistra Energy Common Stock
5% Stockholders
Apollo Funds(1)	52,876,115	12.34%
Brookfield Asset Management Inc. Managed Entities(2)	66,370,568	15.50%
Opps VIIb TCEH Holdings, LLC(3)	49,864,597	11.64%
Seismic Holding LLC(4)	22,880,381	5.34%
The Vanguard Group, Inc.(5)	21,749,127	5.08%

Directors and Executive Officers
Gavin R. Baiera(6)	0	*
Jennifer Box(7)	0	*
Brian K. Ferraioli	0	*
Scott B. Helm(8)	5,400	*
Jeff D. Hunter(9)	17,169	*
Cyrus Madon(10)	66,370,568	15.50%
Curtis A. Morgan(11)	232,009	*
Geoffrey D. Strong(12)	0	*
James A. Burke(13)	123,223	*
Sara Graziano(14)	38,278	*
J. William Holden(15)	87,981	*
Carrie Lee Kirby(16)	51,040	*
Stephanie Zapata Moore(17)	38,278	*
Terry L. Nutt(18)	19,138	*
All directors and executive officers as a group (14 persons)	66,983,084	15.64%

*	Less than 1%
(1)	Represents shares of Vistra Energy Common Stock held of record by various entities (collectively, the Apollo Funds) for which affiliates of Apollo Principal Holdings III, L.P. (Principal Holdings III), APH Holdings, L.P. (APH Holdings) and APH Holdings (DC), L.P. (APH Holdings (DC)), respectively, serve as investment advisors or portfolio managers, and in some cases as general partners, of certain of the Apollo Funds. Apollo Principal Holdings III GP, Ltd. (Principal Holdings III GP) is the general partner of Principal Holdings III and APH Holdings, and Apollo Principal Holdings IV GP, Ltd. (Principal Holdings IV GP) is the general partner of APH Holdings (DC). Also includes shares of Vistra Energy Common Stock held of record by certain of the Apollo Funds for which affiliates of Apollo Management Holdings, L.P. (Management Holdings) serve as investment managers or portfolio managers. The general partner of Management Holdings is Apollo Management Holdings GP, LLC (Management Holdings GP). Leon Black, Joshua Harris and Marc Rowan are the directors of Principal Holdings III GP and Principal Holdings IV GP, and the managers, as well as executive officers, of Management Holdings GP, and as such may be deemed to have voting and dispositive control over the shares of common stock held by the Apollo Funds. The address of each of APH Holdings, APH Holdings (DC) and Principal Holdings IV GP is One Manhattanville Road, Suite 201, Purchase, New York 10577. The address of each of Principal Holdings III and Principal Holdings III GP is c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9006, Cayman Islands. The address of each of Management Holdings and Management Holdings GP, and Messrs. Black, Harris and Rowan, is 9 West 57th Street, 43rd Floor, New York, New York 10019.

(2)	Reflects shares of common stock held by entities affiliated with and/or with accounts managed by affiliates of Brookfield Asset Management Inc. The registered holders of shares include BCP Titan Aggregator, L.P., BCP Titan Sub Aggregator, L.P., Brookfield Titan Holdings LP, 11 co-investment limited partnership vehicles of which Titan Co-Investment GP, LLC is the general partner, Longhorn Capital GS LP and Seismic Holding LLC (collectively, the “investment vehicles”).

The following Brookfield entities, which do not themselves hold any shares of common stock but which are controlling entities of certain of the investment vehicles, may be deemed to constitute a “group” with the investment vehicles within the meaning of Section 13(d)(3) under the Exchange Act and Rule 13d-5(b)(1) thereunder and each member of the “group” may be deemed to beneficially own all shares of common stock held by all members of the “group” set forth in the table above: Brookfield Asset Management Inc., Partners Limited, Brookfield Private Equity Inc., Brookfield US Corporation, Brookfield Private Equity Holdings LLC, Brookfield Private Equity Direct Investments Holdings LP, Titan Co-Investment GP, LLC, Brookfield Private Equity Group Holdings LP, Brookfield Capital Partners Ltd., Brookfield Holdings Canada Inc., Brookfield Private Funds Holdings Inc., Brookfield Canada Adviser and Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P. (BAMPIC).

The total number of reported shares includes the shares beneficially owned by Seismic Holding LLC. By virtue of various agreements and arrangements with Seismic Holding LLC, Brookfield Asset Management Inc. and certain of the investment vehicles share beneficial ownership of shares beneficially owned by Seismic Holding LLC. See footnote (4) to this table.

Each of the investment vehicles expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any shares of common stock held by each of the other investment vehicles and the existence of a “group” involving the other investment vehicles or other Brookfield affiliates set forth in this footnote.

The numbers above include certain shares held in reserve by Vistra Energy’s transfer agent upon Emergence, pending release following the resolution of intercreditor arrangements in connection with the Plan.

The address of each Brookfield-managed entity (other than Seismic Holding LLC) is c/o BAMPIC, 250 Vesey Street, 15th Floor, New York, New York 10281.

(3)	The managing member of Opps VIIb TCEH Holdings, LLC is OCM Opportunities Fund VIIb Delaware, L.P. The general partner of OCM Opportunities Fund VIIb Delaware, L.P. is Oaktree Fund GP, LLC. The managing member of Oaktree Fund GP, LLC is Oaktree Fund GP I, L.P. The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P. The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC. The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.

Includes 34,719,812 common shares of the Issuer directly held by certain funds, accounts and special purpose entities managed by Oaktree Capital Management, L.P. or its affiliates. The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Inc. The sole shareholder of Oaktree Holdings, Inc. and the managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC. The duly elected manager of Oaktree Capital Group, LLC is Oaktree Capital Group Holdings GP, LLC (OCGH GP). OCGH GP is managed by an executive committee consisting of Howard S. Marks, Bruce A. Karsh, Jay S. Wintrob, John B. Frank, David M. Kirchheimer and Sheldon M. Stone. The address for all of the entities and individuals identified above is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

(4)	Seismic Holding LLC holds 15,900,080 shares (including 107,025 shares held in reserve by Vistra Energy’s transfer agent upon Emergence, pending release following the resolution of intercreditor arrangements in connection with the Plan).

In addition, Seismic Holding may be deemed to have beneficial ownership of all the shares held by entities affiliated with Brookfield Asset Management Inc. set forth in footnote (2) to this table, by virtue of various agreements and arrangements that may be deemed to grant Seismic Holding LLC voting power and/or investment power with respect to the shares held by such entities, including the shares held by Longhorn Capital GS LP, of which Seismic Holding LLC is a limited partner with powers that may be deemed to constitute voting power and/or investment power with respect to the shares held by the limited partnership.

The total number of reported shares is included in the total described in footnote (2) to this table. Each of Seismic Holding LLC and its controlling persons expressly disclaims, to the extent permitted by applicable law, the existence of a “group” (within the meaning of Section 13(d)(3) under the Exchange Act and Rule 13d-5(b)(1) thereunder) involving such Brookfield entities and beneficial ownership of any shares of common stock held by any of the Brookfield entities (including Longhorn Capital GS LP), with the exception of the 6,980,301 shares held by Longhorn Capital GS LP in which Seismic Holding LLC has an interest. Seismic Holding LLC is 100% indirectly owned by Qatar Investment Authority. The address of Seismic Holding LLC is Q-Tel Tower, 8th Floor, Diplomatic Area Street, West Bay, P.O. Box 23224, Doha, State of Qatar.

(5)	Reflects shares of Vistra Energy Common Stock held as of September 30, 2017.

(6)	The shares reported exclude 18,320,311 shares owned by funds and accounts managed by Angelo, Gordon & Co. that were previously disclosed and may have been deemed to be beneficially owned by Mr. Baiera as managing director thereof due to the fact that Mr. Baiera is no longer associated with Angelo, Gordon & Co.

(7)	Excludes 49,485,715 shares held directly by Opps VIIb TCEH Holdings, LLC, an affiliate of Oaktree Capital Management, L.P.

(8)	All of the shares reported are common shares owned directly by Mr. Helm.

(9)	All of the shares reported are common shares owned directly by Mr. Hunter and 10,000 of these shares have been pledged as security.

(10)	All of the shares reported are beneficially owned by the Brookfield Asset Management Inc. Managed Entities as disclosed in footnote (2) to this table and may be deemed to be beneficially owned by Mr. Madon as the senior managing partner of Brookfield Asset Management Inc. To the extent Mr. Madon is deemed to be the beneficial owner of any such shares beneficially owned by the Brookfield Asset Management Inc. Managed Entities, Mr. Madon expressly disclaims beneficial ownership thereof.

(11)	100,431 of the shares reported are common shares owned directly by Mr. Morgan; and 131,578 of the shares are vested stock options.

(12)	Mr. Strong is associated with Apollo Management, L.P. (Apollo Management) and its affiliate, Apollo Management Holdings, L.P. (Management Holdings). Affiliates of Apollo Management and Management Holdings directly or indirectly serve as investment managers, portfolio managers, investment advisors, and in some cases serve as general partners of, the Apollo Funds. As such, Management Holdings, Apollo Management and its affiliated investment managers or investment advisors may be deemed to beneficially own the shares of Vistra Energy Common Stock held by Apollo Funds. Mr. Strong disclaims beneficial ownership of all of the shares of Vistra Energy Common Stock that may be deemed to be beneficially owned by the Apollo Funds, Apollo Management, Management Holdings or any of their affiliated investment managers or advisors. The address of Mr. Strong is c/o Apollo Management, L.P., 9 West 57th Street, 43rd Floor, New York, New York 10019.

(13)	17,960 of the shares reported are common shares owned directly by Mr. Burke; and 105,263 of the shares are vested stock options.

(14)	6,700 of the shares reported are common shares owned directly by Ms. Graziano; and 31,578 of the shares are vested stock options.

(15)	17,598 of the shares reported are common shares owned directly by Mr. Holden; and 70,383 of the shares are vested stock options.

(16)	8,935 of the shares reported are common shares owned directly by Ms. Kirby; and 42,105 of the shares are vested stock options.

(17)	6,700 of the shares reported are common shares owned directly by Ms. Moore; and 31,578 of the shares are vested stock options

(18)	3,349 of the shares reported are common shares owned directly by Mr. Nutt; and 15,789 of the shares are vested stock options.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED PER SHARE FINANCIAL INFORMATION

The following table sets forth historical per share information for Vistra Energy and Dynegy, summary unaudited pro forma condensed combined consolidated per share information for Vistra Energy giving effect to the Merger and equivalent pro forma per share information of Dynegy based on the Exchange Ratio of 0.652 provided for in the Merger Agreement. The following information assumes the Merger was completed on January 1, 2016 for pro forma combined earnings per share purposes and September 30, 2017 for book value per share purposes. The following information should be read in conjunction with Unaudited Pro Forma Condensed Combined Consolidated Financial Information included elsewhere in this document.

	Vistra Energy		Dynegy
	Historical	Pro Forma Combined	Historical	Pro Forma Equivalent(a)(d)
Nine Months Ended September 30, 2017:
Basic earnings (loss) per share of common stock	$0.76	$0.56	$0.50	$0.37
Diluted earnings (loss) per share of common stock	$0.76	$0.56	$0.48	$0.37
Cash dividends declared per share of common stock	$—	$—	$—	$—

Book value per share of common stock(b)	$16.22	$16.43	$15.14	$10.71

Year Ended December 31, 2016(c):
Basic earnings (loss) per share of common stock	$(0.02)	$(1.51)	$(9.79)	$(0.98)
Diluted earnings (loss) per share of common stock	$(0.02)	$(1.51)	$(9.79)	$(0.98)
Cash dividends declared per share of common stock	$2.32	$2.32	$—	$1.51

(a)	The pro forma equivalent per share amounts were calculated by multiplying the pro forma combined per share amounts by the Exchange Ratio of 0.652x provided for in the Merger Agreement.
(b)	Historical book value per share amounts were calculated by dividing total equity by the number of outstanding shares of Vistra Energy or Dynegy Common Stock, as applicable. Pro forma book value per share amounts were calculated by dividing pro forma combined total equity by the pro forma combined number of shares of Vistra Energy Common Stock that would have been outstanding as of September 30, 2017.
(c)	Vistra Energy’s historical per share amounts are for the Successor period from October 3, 2016 through December 31, 2016.
(d)	The cash dividend declared per share of common stock represents an equivalent per share amount as if the share participated in the dividend declared in the year ended December 31, 2016.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined consolidated financial information is presented to illustrate the estimated effects of the pending business combination of Vistra Energy and Dynegy, which was announced on October 30, 2017, based on the historical financial position and results of operations of Vistra Energy and Dynegy. In the Merger, each issued and outstanding share of Dynegy Common Stock, other than shares held in treasury by Dynegy or held by a subsidiary of Dynegy, will automatically be converted into the right to receive 0.652 shares of Vistra Energy Common Stock.

The following unaudited pro forma condensed combined consolidated balance sheet as of September 30, 2017 and the unaudited pro forma condensed combined consolidated statements of income for the nine months ended September 30, 2017 and the year ended December 31, 2016 presented herein (collectively the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements) are based on the historical financial statements of Vistra Energy (included elsewhere in this filing) for the nine months ended September 30, 2017, the pro forma financial statements of Vistra Energy (included elsewhere in this filing) for the year ended December 31, 2016, and the pro forma financial statements of Dynegy for both the nine months ended September 30, 2017 and the year ended December 31, 2016, after giving effect to the Merger and the assumptions and adjustments described in the accompanying notes to these unaudited pro forma condensed combined consolidated financial statements, and as further adjusted to give effect to Vistra Energy’s emergence from bankruptcy and to Dynegy’s 2017 acquisition of the GSENA Thermal Assets and related financing transactions.

The Unaudited Pro Forma Condensed Combined Consolidated Statements of Income (Loss) (the pro forma statements of income) for the nine months ended September 30, 2017 and the year ended December 31, 2016 give effect to the Merger as if it were completed on January 1, 2016. The Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet (the pro forma balance sheet) gives effect to the Merger as if it were completed on September 30, 2017.

The unaudited pro forma condensed combined consolidated financial statements are based upon the historical consolidated financial statements of each of Dynegy and Vistra Energy. In addition, the historical Dynegy consolidated statement of operations for the nine months ended September 30, 2017 and the year ended December 31, 2016 have been adjusted to include the pro forma impact of the acquisition of the GSENA Thermal Assets and related financing transactions by Dynegy in the first quarter of 2017, as if the acquisition were completed on January 1, 2016 (see Note AA). Further, the historical Vistra Energy consolidated statement of operations for the year ended December 31, 2016 has been adjusted to include the pro forma impacts of Vistra Energy’s emergence from bankruptcy, as if these events had occurred on January 1, 2016 (see Note Z). The unaudited pro forma condensed combined consolidated balance sheet as of September 30, 2017 is presented as if the Merger was completed on September 30, 2017. As such, the impact from Merger-related expenses is not included in the accompanying pro forma statements of income. However, the impact of estimated future Merger-related expenses is reflected in the pro forma balance sheet as an increase to other current liabilities and a decrease to retained earnings.

The pro forma financial statements do not reflect any cost savings (or associated costs to achieve such savings) or margin enhancements from operating efficiencies, synergies or other restructuring that could result from the Merger. Further, the pro forma financial statements do not reflect the effect of any regulatory actions that may impact the pro forma financial statements when the Merger is completed. Transactions between Vistra Energy and Dynegy during the periods presented in the pro forma financial statements have been eliminated as if Vistra Energy and Dynegy were consolidated affiliates during the periods presented.

The Merger will be accounted for under the acquisition method of accounting for business combinations pursuant to the provisions of Accounting Standards Codification (ASC) 805, Business Combinations. Because

current shareholders of Vistra Energy will own 79% of the shares of Vistra Energy Common Stock on a fully diluted basis immediately following the closing of the Merger and the directors and management of Vistra Energy will retain a majority of the board, Vistra Energy is considered to be the acquiring company for accounting purposes. The purchase price will ultimately be determined on the acquisition date based upon the fair value of the shares of Vistra Energy Common Stock issued in the Merger. The purchase price for the purposes of these pro forma financial statements is based on the closing price of Vistra Energy Common Stock on November 15, 2017 of $19.15 and the exchange of Dynegy’s outstanding shares of common stock for the right to receive 0.652 of a share of Vistra Energy Common Stock.

Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in connection with the pro forma financial statements. Since the pro forma financial statements have been prepared based on preliminary estimates, the final amounts recorded at the date of the Merger may differ materially from the information presented. These estimates are subject to change pending further review of the assets acquired and liabilities assumed and the final purchase price. Additionally, further changes to values of assets and liabilities will likely occur between the date of these pro forma financial statements and the final purchase price allocation due to changes in valuation inputs including forecasted market prices of electricity, natural gas, coal, capacity revenues, interest rates, changes to expected operating plans for certain assets, changes to regulatory requirements and other factors.

The pro forma financial statements have been presented for illustrative purposes only and are not necessarily indicative of results of operations and financial position that would have been achieved had the pro forma events taken place on the dates indicated, or the future consolidated results of operations or financial position of the combined company.

The pro forma financial statements should be read in conjunction with:

•	the accompanying notes to the pro forma financial statements;

•	the historical audited consolidated financial statements and related notes of Vistra Energy as of and for the year ended December 31, 2016 included elsewhere in this document;

•	the historical unaudited condensed consolidated financial statements and related notes of Vistra Energy as of and for the nine months ended September 30, 2017 included elsewhere in this document;

•	the historical audited consolidated financial statements and related notes of Dynegy as of and for the year ended December 31, 2016 included in Dynegy’s Current Report on Form 8-K filed on December 7, 2017 filed with the SEC;

•	the historical unaudited condensed consolidated financial statements and related notes of Dynegy as of and for the nine months ended September 30, 2017 included in the Dynegy Q3 2017 Form 10-Q filed with the SEC.

VISTRA ENERGY

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF INCOME

For the Nine Months Ended September 30, 2017

	Historical Vistra Energy	Dynegy Pro Forma, As Adjusted (A)(AA)	Pro Forma Adjustments		Pro Forma Combined
	(in millions, except per share amounts)
Operating revenues	$4,487	$3,855	$200	(B)(C)(D)(E)	$8,542
Fuel, purchased power and delivery fees	(2,250)	(2,247)	(185)	(C)(E)	(4,682)
Operating costs	(626)	(790)	(3)	(D)(F)	(1,419)
Depreciation and amortization	(519)	(634)	14	(G)	(1,139)
Impairments	—	(148)	—	(H)	(148)
Gain (loss) on sale of assets, net	—	(108)	—	(H)	(108)
Selling, general and administrative expenses	(434)	(178)	37	(I)	(575)

Operating income (loss)	658	(250)	63		471
Other income and deductions, net	24	(5)	—	(H)	19
Reorganization items	—	494	—	(H)	494
Interest expense and related charges	(169)	(479)	60	(J)	(588)
Impacts of Tax Receivable Agreement	96	—	(26)	(K)	70

Income (loss) before income taxes	609	(240)	97		466
Income tax (expense) benefit	(284)	330	(196)	(L)	(150)

Net income	325	90	(99)		316
Less: Net loss attributable to noncontrolling interest	—	(2)	—		(2)

Net income attributable to Vistra Energy	325	92	(99)		318
Less: Dividends on preferred stock	—	16	—		16

Net income attributable to common stockholders	$325	$76	$(99)		$302

Weighted average shares of common stock outstanding:
Basic	428	152	(43)	(M)	537
Diluted	428	159	(44)	(M)	543
Net income per weighted average share of common stock outstanding:
Basic	$0.76	$0.50			$0.56
Diluted	$0.76	$0.48			$0.56

VISTRA ENERGY

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF LOSS

For the Year Ended December 31, 2016

	Vistra Energy Pro Forma, As Adjusted (Z)	Dynegy Pro Forma, As Adjusted (A)(AA)	Pro Forma Adjustments		Pro Forma Combined
	(in millions, except per share amounts)
Operating revenues	$5,417	$5,046	$38	(C)(D)(E)	$10,501
Fuel, purchased power and delivery fees	(2,814)	(2,756)	(21)	(C)(E)	(5,591)
Operating costs	(876)	(1,074)	35	(D)(F)	(1,915)
Depreciation and amortization	(674)	(917)	187	(G)	(1,404)
Impairments	—	(864)	—	(H)	(864)
Gain (loss) on sale of assets, net	—	(33)	—	(H)	(33)
Selling, general and administrative expenses	(677)	(237)	5	(I)	(909)

Operating income (loss)	376	(835)	244		(215)
Other income and deductions, net	(45)	98	—		53
Reorganization items	—	(96)	—	(H)	(96)
Interest expense and related charges	(227)	(701)	104	(J)	(824)
Impacts of Tax Receivable Agreement	(87)	—	(19)	(K)	(106)

Income (loss) before income taxes	17	(1,534)	329		(1,188)
Income tax (expense) benefit	(27)	45	377	(L)	395

Net loss	(10)	(1,489)	706		(793)
Less: Net loss attributable to noncontrolling interest	—	(4)	—		(4)

Net loss attributable to Vistra Energy	(10)	(1,485)	706		(789)
Less: Dividends on preferred stock	—	22	—		22

Net loss attributable to common stockholders	$(10)	$(1,507)	$706		$(811)

Weighted average shares of common stock outstanding:
Basic	428	154	(45)	(M)	537
Diluted	428	154	(45)	(M)	537
Net loss per weighted average share of common stock outstanding:
Basic	$(0.02)	$(9.79)			$(1.51)
Diluted	$(0.02)	$(9.79)			$(1.51)

VISTRA ENERGY AND DYNEGY

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET

As of September 30, 2017

	Historical Vistra Energy	Historical Dynegy (N)	Pro Forma Adjustments		Pro Forma Combined
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	$1,054	$613	$—		$1,667
Restricted cash	61	—	—		61
Trade accounts receivable—net	717	478	—		1,195
Inventories	295	427	(55)	(O)	667
Commodity and other derivative contractual assets	182	50	103	(P)	335
Prepaid expense and other current assets	131	110	22	(P)	263

Total current assets	2,440	1,678	70		4,188
Restricted cash	650	—	—		650
Investments	1,183	154	—		1,337
Property, plant and equipment—net	4,746	8,929	308	(Q)	13,983
Goodwill	1,907	772	(215)	(R)	2,464
Identifiable intangible assets—net	2,849	75	83	(S)	3,007
Commodity and other derivative contractual assets	129	49	14	(P)	192
Accumulated deferred income taxes	913	(18)	654	(T)	1,549
Other noncurrent assets	183	350	—		533

Total assets	$15,000	$11,989	$914		$27,903

LIABILITIES AND EQUITY
Current liabilities:
Long-term debt due currently	$44	$99	$(3)	(U)	$140
Trade accounts payable	487	288	—		775
Commodity and other derivative contractual liabilities	72	58	125	(P)	255
Accrued income taxes	55	57	—		112
Accrued taxes other than income	105	—	—		105
Accrued interest	6	154	—		160
Other current liabilities	350	193	57	(V)(W)(X)	600

Total current liabilities	1,119	849	179		2,147
Long-term debt, less amounts due currently	4,540	8,648	481	(U)	13,669
Commodity and other derivative contractual liabilities	32	20	14	(P)	66
Tax Receivable Agreement obligation	476	—	232	(X)	708
Asset retirement obligations	1,666	268	45	(V)	1,979
Other noncurrent liabilities and deferred credits	232	220	65	(S)	517

Total liabilities	8,065	10,005	1,016		19,086

VISTRA ENERGY AND DYNEGY

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET

As of September 30, 2017

	Historical Vistra Energy	Historical Dynegy (N)	Pro Forma Adjustments		Pro Forma Combined
	(in millions)
Equity:
Preferred stock	—	400	(400)	(Y)	—
Common stock	4	1	—	(Y)	5
Additional paid-in-capital	7,755	3,320	(1,143)	(Y)	9,932
Retained deficit	(830)	(1,758)	1,467	(Y)	(1,121)
Accumulated other comprehensive income (loss)	6	26	(26)	(Y)	6

	6,935	1,989	(102)		8,822
Noncontrolling interest	—	(5)	—		(5)

Total equity	6,935	1,984	(102)		8,817

Total liabilities and equity	$15,000	$11,989	$914		$27,903

Notes to Unaudited Pro Forma Condensed Combined Consolidated Statements of Income (Loss) of Vistra Energy

A.	Financial information presented in the “Historical Dynegy, As Reclassified” column in the “Unaudited Pro Forma Condensed Combined Consolidated Statements of Income (Loss) for Dynegy’s Significant Transactions” in footnote AA represents the historical consolidated statements of operations of Dynegy for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively. Such financial information has been reclassified to conform to the historical presentation in Vistra Energy’s consolidated statement of income as set forth below. Unless otherwise indicated, defined line items included in the footnotes have the meanings given to them in the historical financial statements of Dynegy.

Nine Months Ended September 30, 2017
	Before Reclassification	Reclassification Amount		After Reclassification
	(in millions)
Reclassification and classification of the unaudited pro forma condensed combined consolidated statements of income:
Acquisition and integration costs	(55)	55	(a)	—
Other	1	(1	)(a)	—
Selling, general and administrative expenses	(126)	(54	)(a)	(180)
Loss on early extinguishment of debt	(75)	75	(b)	—
Earnings from unconsolidated investment	4	(4	)(b)	—
Other income and deductions, net	65	(71	)(b)	(6)

(a)	Represents reclassification of $(55) million and $1 million from acquisition and integration costs and other, respectively, to selling, general and administrative expenses.
(b)	Represents reclassification of $(75) million and $4 million from loss on early extinguishment of debt and earnings from unconsolidated investments, respectively, to other income and expense, net.

Year Ended December 31, 2016
	Before Reclassification	Reclassification Amount		After Reclassification
	(in millions)
Reclassification and classification of the unaudited pro forma condensed combined statements of consolidated income:
Acquisition and integration costs	(11)	11	(a)	—
Other	(17)	17	(a)	—
Selling, general and administrative expenses	(161)	(28	)(a)	(189)
Earnings from unconsolidated investment	7	(7	)(b)	—
Other income and deductions, net	65	7	(b)	72

(a)	Represents reclassification of $11 million and $17 million from acquisition and integration costs and other, respectively, to selling, general and administrative expenses.
(b)	Represents reclassification of $7 million from earnings from unconsolidated investments to other income and deductions, net.

B.	During the nine months ended September 30, 2017, $4 million of transactions between the entities were recorded as operating revenue by Dynegy and as a contra-revenue in operating revenue by Vistra Energy. As the amount is recorded within operating revenue for both entities, the transaction eliminates upon combination and no further adjustment is required.

C.	Reflects adjustments for differences in accounting policy to:

a.	Reclassify gains and losses from commodity derivative instruments, which increases revenue and expense by $91 million for the nine months ended September 30, 2017 and decreases revenue and expense by $188 million for the year ended December 31, 2016;

b.	Reclassify transmission and distribution delivery fees to conform with Vistra Energy’s historical presentation, which increases revenue and expense by $69 million and $115 million for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively;

c.	Reclassify capacity costs to conform to Vistra Energy’s historical presentation, which increases revenue and expense by $31 million and the $102 million for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively.

In the historical and pro forma Dynegy consolidated statements of income these amounts were presented net in operating revenues, whereas Vistra Energy presents similar amounts as fuel, purchased power costs and delivery fees.

D.	Reflects an adjustment for differences in accounting policy to reclassify commission and broker fees for retail customer acquisitions. In the historical Dynegy consolidated statement of income these amounts were presented net in operating revenues, whereas Vistra Energy presents similar amounts as operating costs. The adjustment increases operating revenue and operating costs by $17 million and $19 million for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively.

E.	Reflects the following adjustments to record amortization expense related to acquired intangible assets and liabilities:

a.	Adjustment to decrease revenue by $8 million and $10 million for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively, related to the amortization of intangible contract assets.

b.	Adjustment to decrease fuel, purchased power and delivery fees by $6 million and $8 million for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively, related to the amortization of intangible liabilities related to fuel and transportation contracts.

F.	Reflects an adjustment to conform accounting policies of Dynegy to Vistra Energy related to recognition method for major maintenance expenses for power generation assets. Adjustment requires a decrease to operating costs of $14 million and $54 million for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively.

G.	Reflects an adjustment to decrease depreciation expense by $14 million and $187 million for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively, due to the fair value measurement of long-lived assets performed in connection with the Merger. The remaining depreciable lives of the acquired long-lived assets range from 1 to 30 years.

H.	In accordance with the requirements for reporting on combined pro forma financial information, Vistra Energy did not remove certain material, nonrecurring items from Dynegy’s as adjusted pro forma consolidated statements of income. These items include:

a.	Impairment charges of $148 million and $864 million on certain power generation assets and equity method investments for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively;

b.	Gain of $494 million and loss of $96 million for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively, of reorganization items related to the Genco Chapter 11 bankruptcy and emergence;

c.	Losses on the sale of assets of $108 million and $33 million for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively;

d.	Loss on the extinguishment of debt of $75 million for the nine months ended September 30, 2017, this amount was reclassified to other income and deductions, net to conform to Vistra Energy’s financial statement presentation.

I.	Reflects an adjustment to remove $35 million and $5 million of acquisition related costs due to Dynegy’s acquisition of the GSENA Thermal Assets (see Note AA below) for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively and $2 million of Merger related costs incurred by Vistra Energy for the nine months ended September 30, 2017.

J.	Historical interest expense for Dynegy was reduced $60 million and $104 million for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively due to the removal of historical interest expense and recalculation of interest expense after the acquired debt was recorded at fair value as a result of allocating the purchase price of the acquisition. For purposes of estimating the pro forma interest expense related to the (1) Tranche C-1 Term Loan and the (2) Revolving Facility, Vistra Energy used interest rates of 4.34% and 3.57%, respectively, per annum for its variable interest rates. The Tranche C-1 Term Loan interest rate is based on LIBOR plus a 325 basis point fixed margin. The Revolving Facilities’ rate is based on LIBOR plus a 250 basis point leveraged margin.

K.	Reflects adjustments to the accretion expense related to the Tax Receivable Agreement obligation by including Dynegy’s tax attributes and forecasted taxable income of the combined entity, which results in changes to the forecasted payments under the Tax Receivable Agreement obligation. The adjusted accretion expense was based off of the change in estimate as of September 30, 2017 (see Note X below). The adjustment resulted in an increase of $26 million and $19 million in expense for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively.

L.	Reflects the tax impact of the pro forma adjustments. Previously, Dynegy had not recognized a benefit for current period losses in its historical financial statements due to its recognition of a valuation allowance against its deferred tax assets. As more fully described in Note T below, on a pro forma combined basis the valuation allowance has been significantly reduced and now only relates to a portion of the historical NOL carryforward. Therefore, income tax benefit is reflected on the pro forma pre-tax loss for the year ended December 31, 2016. Pro forma adjustments to tax expense result in an effective tax rate that is higher than the U.S. federal statutory tax rate of 35% due primarily to nondeductible Tax Receivable Agreement accretion and state income tax expense, reflective of the change in the timing and amount of the TRA Payments due under the Tax Receivables Agreement after contemplating the effects of the Merger.

M.	Reflects an adjustment for the replacement of the common stock, RSUs, PSUs, stock options, Warrants and Tangible Equity Units of Dynegy with shares of common stock, RSUs, PSUs, stock options, Warrants and Tangible Equity Units of Vistra Energy to complete the Merger, at the Exchange Ratio of 0.652 shares of Vistra Energy per share of Dynegy.

	Historical Dynegy	Vistra Shares Issued
	(in millions)
Basic shares:
Common shares outstanding	144.3	94.1
Tangible Equity Units	23.1	15.1

Total basic shares outstanding	167.4	109.2

Dilutive shares:
Stock options	0.6	0.4
Restricted Stock Units	1.3	0.8
Performance Share Units	1.6	1.1
Tangible Equity Units	5.4	3.5

Total dilutive shares	8.9	5.8

Total diluted shares outstanding	176.3	115.0

Notes to Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet of Vistra Energy

N.	Financial information presented in the “Historical Dynegy” column in the unaudited pro forma condensed combined consolidated balance sheet represents the historical consolidated balance sheet of Dynegy as of September 30, 2017. Such financial information has been reclassified or classified to conform to the historical presentation in Vistra Energy’s consolidated financial statements as set forth below. Unless otherwise indicated, defined line items included in the footnotes have the meanings given to them in the historical financial statements of Dynegy.

As of September 30, 2017
	Before Reclassification	Reclassification Amount		After Reclassification
	(in millions)
Reclassification and classification of the unaudited pro forma condensed combined consolidated balance sheet:
Inventories	$429	$(2	)(a)	$427
Intangible assets—current	24	(24	)(a)	—
Identifiable intangible assets—net	49	26	(a)	75
Assets held-for-sale	181	(181	)(b)	—
Other noncurrent assets	169	181	(b)	350
Asset retirement obligations	57	(57	)(c)	—
Other current liabilities	136	57	(c)	193
Intangible liabilities—current	18	(18	)(d)	—
Intangible liabilities—noncurrent	36	(36	)(d)	—
Other noncurrent liabilities and deferred credits	166	54	(d)	220
Deferred income taxes	18	(18	)(e)	—
Accumulated deferred income taxes	—	(18	)(e)	(18)

(a)	Represents reclassification of $2 million and $24 million from inventories and intangible assets—current, respectively, to identifiable intangible assets—net.
(b)	Represents reclassification of $181 from assets held-for-sale to other noncurrent assets.
(c)	Represents reclassification of $57 million from asset retirement obligations to other current liabilities.
(d)	Represents reclassification of $18 million and $36 million from intangible liabilities—current and intangible liabilities—noncurrent, respectively, to other noncurrent liabilities and deferred credits.
(e)	Represents reclassification of $18 million from deferred income tax liability to net accumulated deferred income tax assets.

O.	Reflects an adjustment of $55 million to measure inventory at fair value as part of the allocation of the purchase price.

P.	Reflects increases to Dynegy’s consolidated balance sheet presentation of derivative assets and liabilities (current and noncurrent) and prepaid expense, respectively, as a result of conforming the consolidated balance sheet presentation for derivative assets and liabilities. The adjustment converts these derivative assets and liabilities from a net presentation currently elected by Dynegy, to a gross basis elected by Vistra Energy.

	Historical Net	Adjusted Gross	Adjustments
	(in millions)
Assets:
Commodity and other derivative contractual assets—current	$50	$153	$103
Other current assets(a)	110	132	22
Commodity and other derivative contractual assets—noncurrent	49	63	14

Total assets	209	348	139
Liabilities:
Commodity and other derivative contractual liabilities—current	58	183	125
Commodity and other derivative contractual liabilities—noncurrent	20	34	14

Total net assets	$131	$131	$—

(a)	Derivative assets and other current assets represent margin deposits related to commodity contracts.

Q.	Reflects an increase of $308 million to record Dynegy’s property, plant and equipment, at their respective estimated fair values. The fair value of Dynegy’s property, plant and equipment related to its power generation assets was estimated using a discounted cash flow method which was based on a number of factors including forecasted power prices, fuel prices, capacity revenues, operating parameters, operating and maintenance costs and other variables. The cash flows for each respective generation asset were discounted using rates between 7% and 9%, depending on the related technology and market that each respective asset operates in. Under this method, fair value of Dynegy’s property, plant and equipment is estimated to be approximately $9.2 billion. The estimate is preliminary, subject to change and could vary materially from the actual adjustment.

R.	Estimated equity consideration

Upon the closing of the Merger, each issued and outstanding share of Dynegy Common Stock, par value $0.01 per share, other than shares held in treasury by Dynegy or held by a subsidiary of Dynegy, will automatically be converted into the right to receive 0.652 shares of common stock, par value $0.01 per share, of Vistra Energy (the Exchange Ratio), except that cash will be paid in lieu of fractional shares, which Vistra Energy expects will result in Vistra Energy’s stockholders and Dynegy’s stockholders owning approximately 79% and 21%, respectively, of the combined company. Dynegy Warrants, stock options, equity-based awards and Tangible Equity Units outstanding immediately prior to the Effective Time will generally automatically convert upon completion of the Merger into stock options, equity-based awards (RSUs, PSUs) and Tangible Equity Units, respectively, with respect to Vistra Energy Common Stock, after giving effect to the Exchange Ratio. The estimated preliminary equity consideration, which represents a portion of the consideration deemed transferred to the Dynegy stockholders in the Merger, is calculated based on the number of shares of the combined company that Dynegy stockholders will own as of the closing of the Merger.

The fair value of the purchase consideration expected to be transferred on the closing date includes the value of the estimated equity consideration (including the value attributable to the consideration transferred of replacement RSUs, PSUs, stock options, Warrants and Tangible Equity Units). The fair value per share of Vistra Energy Common Stock was assumed for pro forma purposes to be $19.15 per share, which was the closing price of Vistra Energy’s Common Stock on November 15, 2017, and may change significantly between these pro forma financial statements and the closing of the Merger. The accompanying unaudited pro forma condensed combined consolidated financial statements reflect an estimated preliminary purchase price of approximately $2.2 billion.

Calculation of Preliminary Purchase Price

Dynegy shares outstanding as of November 15, 2017	173
Exchange Ratio	0.652

Vistra Energy shares to be issued for Dynegy shares outstanding	113
Closing price of Vistra Energy Common Stock on November 15, 2017	$19.15

Purchase price for common stock (in millions)	$2,159
Fair value of outstanding stock compensation awards attributable to pre-combination service (in millions)	$31
Fair value of outstanding Warrants (in millions)	$2

Total estimated purchase price (in millions)	$2,192

Preliminary Purchase Price Allocation

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of Dynegy, the accounting acquiree, are recorded at fair value on the Merger date and added to those of Vistra Energy, the accounting acquirer. The pro forma adjustments included herein are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the Merger between Vistra Energy and Dynegy. The final purchase price allocation is dependent upon certain valuation and other studies that have not yet been completed. The final determination of the purchase price allocation, upon the consummation of the Merger, will be based on the net assets acquired as of that date and will depend on a number of factors, which cannot be predicted with any certainty at this time. The purchase price allocation may change materially based on the receipt of more detailed information. Accordingly, the pro forma purchase price allocation is preliminary and is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed. There can be no assurance that these additional analyses and final valuations will not result in significant changes to the estimates of fair value set forth below.

The following table provides a summary of the preliminary allocation of the estimated purchase price to the identifiable tangible and intangible assets acquired and liabilities assumed of Dynegy, based on Dynegy’s consolidated balance sheet as of September 30, 2017, with all excess value over consideration paid recorded as goodwill.

Preliminary Purchase Price Allocation

(in millions)
Current assets (excluding risk management)	$1,595
Property, plant and equipment	9,237
Goodwill	557
Deferred tax asset	636
Investments	154
Intangible assets	158
Other long-term assets, excluding goodwill	350
Commodity and other derivatives, net	(1)
Current liabilities (excluding long-term debt due currently and risk management)	(690)
Intangible liabilities	(65)
Long-term debt, including amounts due currently	(9,225)
Other long-term liabilities	(519)
Noncontrolling interests	5

Total estimated purchase price	2,192

S.	Reflects adjustments to recognize or adjust intangible assets and liabilities as detailed below:

As of September 30, 2017
	Net Carrying Amount	Pro Forma Adjustment	Adjusted Balance
	(in millions)
Intangible assets:
Electricity contracts	$54	$25	$79
Trade names	—	35	35
Emissions allowance	2	—	2
Fuel and transportation contracts	19	23	42

Total intangible assets	$75	$83	$158

Intangible liabilities:
Electricity contracts	$(2)	$—	$(2)
Fuel and transportation contracts	(52)	(65)	(117)

Total intangible liabilities	$(54)	$(65)	$(119)

T.	Reflects an adjustment for the combined deferred tax assets resulting from the Merger. The estimated increase in deferred tax asset of $654 million stems primarily from the addition of Dynegy’s net operating loss carryforward (which is approximately $2.3 billion (federal)) and the related fair value adjustments resulting from the purchase price allocation. The deferred tax asset is preliminary and subject to change based on the final determination of the fair value of assets acquired and liabilities assumed. The Historical Dynegy balance sheet does not reflect this net operating loss carryforward deferred tax asset as a valuation allowance was required; however, based on the expected future taxable income of the combined entity, a valuation allowance is not expected to be required on the federal NOL. Note that a small valuation allowance (approximately $34 million) remains on a portion of the state NOL carryforward.

U.	Reflects an adjustment to record Dynegy’s long-term debt at its respective fair value (including current maturities of long-term debt), which is approximated to be $9.2 billion. Estimated fair value was calculated using market quotes available at November 15, 2017 for the Tranche C-1 Term Loan, due 2014, all outstanding Senior Notes and the 7% Amortizing Notes. Remaining debt, including the Revolving Facility, Forward Capacity Agreements, Equipment Financing Agreements and Inventory Financing Agreements, were valued at September 30, 2017 utilizing the carrying value as an approximation of fair value.

The carrying amount of Dynegy’s long-term debt (including current maturities of long-term debt) was $8.7 billion as of September 30, 2017, and the resulting fair value measurement increased long-term debt excluding amounts currently due by $481 million and decreased long-term debt currently due by $3 million.

Adjustments to debt were determined as follows:

Facility	Historical Carrying Value as of September 30, 2017	Pro Forma Adjustment	Fair Value
	(in millions)
Senior Notes	$6,077	$397	$6,474
Tranche C-1 Term Loan, due 2024	1,940	88	2,028
7.00% Amortizing Notes, due 2019	58	(7)	51
Revolving Facility	300	—	300
Forward Capacity Agreements	212	—	212
Inventory Financing Agreements	48	—	48
Equipment Financing Agreements	112	—	112

Total	$8,747	$478	$9,225

V.	Reflects $45 million increase in Dynegy’s long-term asset retirement obligations as a result of the fair value adjustment for those obligations, and a $2 million decrease in Dynegy’s short term asset retirement obligations, primarily due to estimating the fair value of Dynegy’s asset retirement obligations using the relevant discount rates as of the pro forma balance sheet date.

W.	Reflects the addition of $57 million of advisor fees to be paid upon the closing of the Merger for advisors of Dynegy and Vistra Energy. There are no other factually supportable transaction costs related to the Merger that can be reflected in the pro forma financial statements at this time.

X.	Reflects the increase of $232 million and $2 million related to the respective non-current and current portions of the Tax Receivable Agreement, resulting from the impacts of the Merger on the forecasted payments under the Tax Receivable Agreement obligation. The adjustments to the Tax Receivable Agreement obligation are caused by the addition of Dynegy’s tax attributes and the forecasted taxable income of the combined entity, which results in changes to the forecasted payments under the Tax Receivable Agreement obligation. The adjusted forecasted payments were used to determine the obligation based on Vistra Energy’s accounting policy related to changes in estimates for the obligation. The estimated obligation is based on certain assumptions which are subject to significant uncertainty, are not yet final and are subject to change.

Y.	Reflects preliminary adjustments to remove Historical Dynegy retained deficit of $1.6 billion, accumulated other comprehensive income of $26 million and preferred stock of $400 million. All preferred stock outstanding at September 30, 2017 was converted to common stock on November 1, 2017 and is included in common shares outstanding in the calculation of the purchase price (see Note R).

Additional paid-in-capital was reduced by $1.1 billion, which represents the issuance of shares of Vistra Energy Common Stock to Dynegy shareholders with an estimated value of $2.2 billion, less the elimination of Dynegy historical equity of $3.3 billion.

Z.	Unaudited Pro Forma Condensed Combined Consolidated Statements of Income (Loss) for Emergence of Vistra Energy

Reflects adjustments to Vistra Energy’s Statements of Consolidated Income (Loss) for the year ended December 31, 2016 as reported to incorporate the effects of Vistra Energy’s emergence from bankruptcy in October 2016, as if the emergence had occurred on January 1. 2016. The amounts reflected as “Vistra Energy Pro Forma, As Adjusted” in the unaudited pro forma condensed combined consolidated statement of loss are shown net of the adjustments within this note.

VISTRA ENERGY

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF INCOME (LOSS)

For the Year Ended December 31, 2016

	Historical(a)
	Predecessor	Successor
	January 1, 2016 to October 2, 2016	October 3, 2016 to December 31, 2016	Pro Forma Adjustments		Vistra Energy Pro Forma, As Adjusted
	(in millions, except per share amounts)
Operating revenues	$3,973	$1,191	$253	(b)	$5,417
Fuel, purchased power and delivery fees	(2,082)	(720)	(12)	(c)	(2,814)
Net gain from commodity hedging and trading activity	282	—	(282)	(d)	—
Operating costs	(664)	(208)	(4)		(876)
Depreciation and amortization	(459)	(216)	1	(e)	(674)
Selling, general and administrative expenses	(482)	(208)	13		(677)

Operating income (loss)	568	(161)	(31)		376
Other income and deductions, net	(56)	10	1		(45)
Interest expense and related charges	(1,049)	(60)	882	(f)	(227)
Tax Receivable Agreement obligation	—	(22)	(65)	(g)	(87)
Reorganization items	22,121	—	(22,121)	(h)	—

Income (loss) before income taxes	21,584	(233)	(21,334)		17
Income tax (expense) benefit	1,267	70	(1,364)	(i)	(27)

Net income (loss)	$22,851	$(163)	$(22,698)		$(10)

Weighted average shares of common stock outstanding:
Basic		428			428
Diluted		428			428
Net loss per weighted average share of common stock outstanding:
Basic		$(0.38)			$(0.02)
Diluted		$(0.38)			$(0.02)

(a)	The Vistra Energy Unaudited Pro Forma Condensed Consolidated Statement of Income (Loss) as adjusted is derived from the consolidated statement of income (loss) of Vistra Energy’s Predecessor for the period of January 1, 2016 to October 2, 2016 and the consolidated statement of income (loss) of Vistra Energy’s Successor for the period of October 3, 2016 to December 31, 2016.

Plan Effects and Fresh Start Adjustments

(b)	Reflects the following:

•	$54 million decrease in operating revenues as a result of amortization expense related to the fair value adjustment to intangible assets and liabilities related to electric supply agreements and retail contracts.

•	$307 million increase in operating revenues as a result of reclassifying realized and unrealized derivative activity pertaining to hedging activity related to generation revenues to conform to changes in presenting derivative activity.

(c)	Reflects the following:

•	$9 million decrease in amortization expense as a result of the fair value adjustment to property, plant, and equipment related to nuclear fuel.

•	$1 million decrease in fuel expense amortization as a result of the fair value adjustment to intangible assets related to emissions credits, wholesale power purchase agreements and transportation contracts.

•	$2 million decrease in accretion expense as a result of the fair value adjustment to lignite mine asset retirement obligations.

•	$24 million increase in fuel and purchased power costs as a result of reclassifying realized and unrealized derivative activity pertaining to fuel and purchased power hedges to conform to changes in presenting derivative activity.

(d)	Reflects the reclassification of Predecessor realized and unrealized commodity hedging activity pertaining to power sales, power purchases, and fuel purchases to conform to changes in presenting derivative activity.

(e)	Reflects the following:

•	$312 million decrease in depreciation expense as a result of the fair value adjustment to property, plant, and equipment.

•	$308 million increase in amortization expense as a result of the fair value adjustment to intangible assets related to retail customer relationships.

•	$3 million increase in depreciation expense related to capital lease asset transferred from the EFH Shared Services Debtors as part of the Plan.

(f)	Reflects the following:

•	Elimination of $1.064 billion of interest expense related to interest expense and adequate protection expense on Predecessor debt with third-parties and notes with affiliates.

•	Addition of $168 million of interest expense related to Vistra Operations Credit Facilities.

For purposes of estimating the pro forma interest expense, Vistra Energy used an interest rate of 5.0% per annum for its variable interest rate on the Vistra Operations Credit Facilities, which is based on the following information when the debt was incurred: (1) LIBOR (subject to a floor of 1.0%) plus a 400 basis point fixed margin; and (2) a 5.00% rate for its variable interest rate senior secured debt facilities, which is based on the following estimated terms: (a) an annualized floating interest rate of LIBOR plus a 400 basis point fixed margin, and (b) a minimum LIBOR rate floor of 1.00%. Vistra Energy used an annualized floating interest rate of 4.00% for its additional borrowing subsequent to Emergence, which is based on available information when the debt was incurred: (a) an annualized floating interest rate of LIBOR plus a 325 basis point fixed margin, and (b) a minimum LIBOR rate floor of 0.75%.

•	Addition of $9 million of interest expense related to debt balances transferred from contributed entities as part of the Plan.

•	Addition of $5 million of interest expense related to the $70 million of mandatorily redeemable preferred stock of PrefCo, recorded as a debt instrument with a fixed 10% coupon rate.

(g)	Reflects the accretion expense related to the discounted Tax Receivable Agreement obligation. The obligation was valued using a present value utilizing a risk-adjusted discount rate which yields the estimated accretion of the obligation.

(h)	Reflects the elimination of Vistra Energy’s Predecessor’s bankruptcy-related reorganization items.

(i)	Reflects the tax impact of the pro forma adjustments. Pro forma adjustments to tax expense result in an effective tax rate that is higher than the U.S. federal statutory tax rate of 35% due primarily to nondeductible Tax Receivable Agreement accretion.

AA.	Unaudited Pro Forma Condensed Combined Consolidated Statements of Income (Loss) for Dynegy’s Significant Transactions

Financial information presented in the “Dynegy Pro Forma, As Adjusted” column in the unaudited pro forma condensed combined consolidated statements of income (loss) represents the historical consolidated statements of operations of Dynegy for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively, adjusted to include the pro forma impact of the following transactions, and shown condensed as reclassified.

(a)	The historical results of the GSENA Thermal Assets, which were acquired as of February 7, 2017, net of the historical results of the Troy and Armstrong generating facilities, which were sold July 10, 2017, as if the acquisition and sale were completed as of January 1, 2016.

(b)	On June 21, 2016, Dynegy conducted a $460 million public offering of tangible equity units (Units) at $100 per Unit. Each Unit is comprised of a prepaid stock purchase contract and an amortizing note due July 1, 2019. The prepaid stock purchase contract is treated as equity and the amortizing notes are treated as debt. The earnings per share of Dynegy stock are diluted by this transaction. The basic earnings per share calculation includes the minimum number of shares to be delivered of 23.1 million pursuant to the related stock purchase contract. The diluted earnings per share calculation includes the number of shares expected to be delivered using the if-converted method.

(c)	Reflects estimated interest expense of (i) 4.3% for the $2 billion Tranche C Term Loan, (ii) 7.0% for the $87 million debt portion of the Units, (iii) 8.0% for the $750 million senior notes, (iv) 3.3% for the $300 million draw on the revolving credit facility and (v) amortization of $94 million debt issuance costs associated with these debt balances over an estimated average life of 7 years, offset by (vi) elimination of interest expense of 5.1% for the $550 million repayment of a portion of term loans, (vii) reduction in the unutilized commitment fee of 0.375% related to the revolving credit facility and (viii) reduction in interest expense related to historical deferred financing costs on retired debt which is considered to be a non-recurring transaction for the year ended December 31, 2016.

An increase or decrease of 0.125% in the interest rate on the net additional indebtedness of $2.3 billion would result in a corresponding increase or decrease of approximately $3 million in interest on an annual basis, or a corresponding increase or decrease of $0.7 million in interest on a quarterly basis.

For the Nine Months Ended September 30, 2017
	Historical Dynegy, As Reclassified (A)	Adjustments (a)	Dynegy Pro Forma, As Adjusted
	(in millions, except per share amounts)
Operating revenues	$3,848	$7	$3,855
Fuel, purchased power and delivery fees	(2,225)	(22)	(2,247)
Operating costs	(750)	(40)	(790)
Depreciation and amortization	(611)	(23)	(634)
Impairments	(148)	—	(148)
Gain (loss) on sale of assets, net	(107)	(1)	(108)
Selling, general and administrative expenses	(180)	2	(178)

Operating income (loss)	(173)	(77)	(250)
Other income and expense, net	(6)	1	(5)
Interest expense and related charges	(478)	(1)	(479)
Reorganization items	494	—	494

Income (loss) before income taxes	(163)	(77)	(240)
Income tax benefit	330	—	330

Net income	167	(77)	90
Less: Net loss attributable to noncontrolling interest	(2)	—	(2)

Net income attributable to Dynegy	169	(77)	92
Less: Dividend on preferred stock	16	—	16

Net income attributable to common stockholders	$153	$(77)	$76

For the Year Ended December 31, 2016
	Historical Dynegy, As Reclassified (A)	Transaction Costs (b)(c)	Adjustments (a)	Dynegy Pro Forma, As Adjusted
	(in millions, except per share amounts)
Operating revenues	$4,318	$—	$728	$5,046
Fuel, purchased power and delivery fees	(2,281)	—	(475)	(2,756)
Operating costs	(940)	—	(134)	(1,074)
Depreciation and amortization	(689)	—	(228)	(917)
Impairments	(858)	—	(6)	(864)
Gain (loss) on sale of assets, net	(1)	—	(32)	(33)
Selling, general and administrative expenses	(189)	—	(48)	(237)

Operating income (loss)	(640)	—	(195)	(835)
Other income and deductions, net	72	—	26	98
Interest expense and related charges	(625)	(43)	(33)	(701)
Reorganization items	(96)	—	—	(96)

Income (loss) before income taxes	(1,289)	(43)	(202)	(1,534)
Income tax benefit	45	—	—	45

Net income (loss)	(1,244)	(43)	(202)	(1,489)
Less: Net loss attributable to noncontrolling interest	(4)	—	—	(4)

Net income (loss) attributable to Dynegy	(1,240)	(43)	(202)	(1,485)
Less: Dividend on preferred stock	22	—	—	22

Net income (loss) attributable to common stockholders	$(1,262)	$(43)	$(202)	$(1,507)

INDEX TO VISTRA ENERGY’S FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Audited Annual Financial Statements

Interim Financial Statements (unaudited)

VISTRA ENERGY CORP.

2016 ANNUAL FINANCIAL STATEMENTS

GLOSSARY

When the following terms and abbreviations appear in the text of the 2016 Annual Financial Statements, they have the meanings indicated below.

CCGT	combined cycle gas turbine

CFTC	US Commodity Futures Trading Commission

Chapter 11 Cases	Cases being heard in the US Bankruptcy Court for the District of Delaware (Bankruptcy Court) concerning voluntary petitions for relief under Chapter 11 of the US Bankruptcy Code (Bankruptcy Code) filed on April 29, 2014 by the Debtors. On the Effective Date, the TCEH Debtors (together with the Contributed EFH Debtors) emerged from the Chapter 11 Cases.

CO2	carbon dioxide

Contributed EFH Debtors	certain EFH Debtors that became subsidiaries of Vistra Energy on the Effective Date

CSAPR	the final Cross-State Air Pollution Rule issued by the EPA in July 2011

CTs	Combustion turbines

DIP Facility	TCEH’s $3.375 billion debtor-in-possession financing facility, which was repaid in August 2016. See Note 13 to the Financial Statements.

DIP Roll Facilities	TCEH’s $4.250 billion debtor-in-possession and exit financing facilities, which was converted to the Vistra Operations Credit Facilities on the Effective Date. See Note 13 to the Financial Statements.

Debtors	EFH Corp. and the majority of its direct and indirect subsidiaries, including EFIH, EFCH and TCEH, but excluding the Oncor Ring-Fenced Entities. Prior to the Effective Date, also included the TCEH Debtors and the Contributed EFH Debtors.

D.C. Circuit Court	US Court of Appeals for the District of Columbia Circuit

EBITDA	earnings (net income) before interest expense, income taxes, depreciation and amortization

Effective Date	October 3, 2016, the date the TCEH Debtors and the Contributed EFH Debtors completed their reorganization under the Bankruptcy Code and emerged from the Chapter 11 Cases

EFCH	Energy Future Competitive Holdings Company LLC, a direct, wholly owned subsidiary of EFH Corp. and, prior to the Effective Date, the indirect parent of the TCEH Debtors, depending on context

EFH Corp.	Energy Future Holdings Corp. and/or its subsidiaries, depending on context, whose major subsidiaries include Oncor and, prior to the Effective Date, included the TCEH Debtors and the Contributed EFH Debtors

EFH Debtors	EFH Corp. and its subsidiaries that are Debtors in the Chapter 11 Cases, including EFIH and EFIH Finance Inc., but excluding the TCEH Debtors and the Contributed EFH Debtors

EFIH	Energy Future Intermediate Holding Company LLC, a direct, wholly owned subsidiary of EFH Corp. and the direct parent of Oncor Holdings

Emergence	emergence of the TCEH Debtors and the Contributed EFH Debtors from the Chapter 11 Cases as subsidiaries of a newly-formed company, Vistra Energy, on the Effective Date

EPA	US Environmental Protection Agency

ERCOT	Electric Reliability Council of Texas, Inc., the independent system operator and the regional coordinator of various electricity systems within Texas

Federal and State Income Tax Allocation Agreement	Prior to the Effective Date, EFH Corp. and certain of its subsidiaries (including EFCH, EFIH and TCEH, but not including Oncor Holdings and Oncor) were parties to a Federal and State Income Tax Allocation Agreement, executed in May 2012 but effective as of January 2010. The Agreement was rejected by the TCEH Debtors and the Contributed EFH Debtors on the Effective Date. See Note 9 to the Financial Statements.

FERC	US Federal Energy Regulatory Commission

Fifth Circuit Court	US Court of Appeals for the Fifth Circuit

GAAP	generally accepted accounting principles

GHG	greenhouse gas

GWh	gigawatt-hours

IRS	US Internal Revenue Service

IPP	independent power producer

ISO	independent system operator

kWh	kilowatt-hours

LIBOR	London Interbank Offered Rate, an interest rate at which banks can borrow funds, in marketable size, from other banks in the London interbank market

LSTC	liabilities subject to compromise

Luminant	subsidiaries of Vistra Energy engaged in competitive market activities consisting of electricity generation and wholesale energy sales and purchases as well as commodity risk management, all largely in Texas

market heat rate	Heat rate is a measure of the efficiency of converting a fuel source to electricity. Market heat rate is the implied relationship between wholesale electricity prices and natural gas prices and is calculated by dividing the wholesale market price of electricity, which is based on the price offer of the marginal supplier in ERCOT (generally natural gas plants), by the market price of natural gas.

MATS	the Mercury and Air Toxics Standard established by the EPA

Merger	the transaction referred to in the Agreement and Plan of Merger under which Texas Holdings agreed to acquire EFH Corp., which was completed on October 10, 2007

MMBtu	million British thermal units

MSHA	US Mine Safety and Health Administration

MW	megawatts

MWh	megawatt-hours

NERC	North American Electric Reliability Corporation

NOX	nitrogen oxide

NRC	US Nuclear Regulatory Commission

NYMEX	the New York Mercantile Exchange, a commodity derivatives exchange

Oncor	Oncor Electric Delivery Company LLC, a direct, majority-owned subsidiary of Oncor Holdings and an indirect subsidiary of EFH Corp., that is engaged in regulated electricity transmission and distribution activities

Oncor Holdings	Oncor Electric Delivery Holdings Company LLC, a direct, wholly owned subsidiary of EFIH and the direct majority owner of Oncor, and/or its subsidiaries, depending on context

Oncor Ring-Fenced Entities	Oncor Holdings and its direct and indirect subsidiaries, including Oncor

Petition Date	April 29, 2014, the date the Debtors filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code

Plan of Reorganization	Third Amended Joint Plan of Reorganization filed by the Debtors in August 2016 and confirmed by the Bankruptcy Court in August 2016 solely with respect to the TCEH Debtors

PrefCo	Vistra Preferred Inc.

PURA	Texas Public Utility Regulatory Act

PUCT	Public Utility Commission of Texas

purchase accounting	The purchase method of accounting for a business combination as prescribed by US GAAP, whereby the cost or “purchase price” of a business combination, including the amount paid for the equity and direct transaction costs are allocated to identifiable assets and liabilities (including intangible assets) based upon their fair values. The excess of the purchase price over the fair values of assets and liabilities is recorded as goodwill.

REP	retail electric provider

RCT	Railroad Commission of Texas, which among other things, has oversight of lignite mining activity in Texas

SEC	US Securities and Exchange Commission

SG&A	selling, general and administrative

Securities Act	Securities Act of 1933, as amended

Settlement Agreement	Amended and Restated Settlement Agreement among the Debtors, the Sponsor Group, settling TCEH first lien creditors, settling TCEH second lien creditors, settling TCEH unsecured creditors and the official committee of unsecured creditors of TCEH (collectively, the Settling Parties), approved by the Bankruptcy Court in December 2015. See Note 2 to the Financial Statements.

SO2	sulfur dioxide

Sponsor Group	Refers, collectively, to certain investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P., TPG Global, LLC (together with its affiliates, TPG) and GS Capital Partners, an affiliate of Goldman, Sachs & Co., that have an ownership interest in Texas Holdings

TRA	Tax Receivables Agreement, containing certain rights (TRA Rights) to receive payments from Vistra Energy related to certain tax benefits, including those it realized as a result of the transactions entered into at Emergence under the terms of a tax receivable agreement (see Note 10)

TCEH or Predecessor	Texas Competitive Electric Holdings Company LLC, a direct, wholly owned subsidiary of EFCH and, prior to the Effective Date, the parent company of the TCEH Debtors, depending on context, that were engaged in electricity generation and wholesale and retail energy market activities, and whose major subsidiaries included Luminant and TXU Energy.

TCEH Debtors	the subsidiaries of TCEH that were Debtors in the Chapter 11 Cases

TCEH Finance	TCEH Finance, Inc., a direct, wholly owned subsidiary of TCEH, formed for the sole purpose of serving as co-issuer with TCEH of certain debt securities. TCEH Finance, Inc. was dissolved on the Effective Date.

TCEH Senior Secured Facilities	Refers, collectively, to the TCEH First Lien Term Loan Facilities, TCEH First Lien Revolving Credit Facility and TCEH First Lien Letter of Credit Facility with a total principal amount of $22.616 billion. The claims arising under these facilities were discharged in the Chapter 11 Cases on the Effective Date pursuant to the Plan of Reorganization.

TCEH Senior Secured Notes	TCEH’s and TCEH Finance’s $1.750 billion principal amount of 11.5% First Lien Senior Secured Notes. The claims arising under these notes were discharged in the Chapter 11 Cases on the Effective Date pursuant to the Plan of Reorganization.

TCEQ	Texas Commission on Environmental Quality

Texas Holdings	Texas Energy Future Holdings Limited Partnership, a limited partnership controlled by the Sponsor Group, that owns substantially all of the common stock of EFH Corp.

TRE	Texas Reliability Entity, Inc., an independent organization that develops reliability standards for the ERCOT region and monitors and enforces compliance with NERC standards and monitors compliance with ERCOT protocols

TWh	terawatt-hours

TXU Energy	TXU Energy Retail Company LLC, a direct, wholly owned subsidiary of Vistra Energy that is a REP in competitive areas of ERCOT and is engaged in the retail sale of electricity to residential and business customers

US	United States of America

Vistra Energy or Successor	Vistra Energy Corp., formerly known as TCEH Corp., and/or its subsidiaries, depending on context. On the Effective Date, the TCEH Debtors and the Contributed EFH Debtors emerged from Chapter 11 and became subsidiaries of Vistra Energy Corp.

Vistra Operations Credit Facilities	Vistra Energy’s $5.360 billion senior secured financing facilities. See Note 13 to the Financial Statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Vistra Energy Corp.

Dallas, TX

We have audited the accompanying consolidated balance sheet of Vistra Energy Corp. (the “Company”) as of December 31, 2016 (Successor Company balance sheet) and 2015 (Predecessor Company balance sheet), and the related statements of consolidated income (loss), consolidated comprehensive income (loss), consolidated cash flows, and consolidated equity, for the period October 3, 2016 through December 31, 2016 (Successor Company operations), the period January 1, 2016 through October 2, 2016, and for each of the two years in the period ended December 31, 2015 (Predecessor Company operations). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, on August 29, 2016 the Bankruptcy Court entered an order confirming the plan of reorganization which became effective on October 3, 2016. Accordingly, the accompanying financial statements have been prepared in conformity with Accounting Standards Codification (ASC) Topic 852, Reorganizations, for the Successor Company as a new entity with assets, liabilities, and a capital structure having carrying values not comparable with prior periods as described in Note 1 to the financial statements.

In our opinion, the Successor Company financial statements present fairly, in all material respects, the financial position of Vistra Energy Corp. as of December 31, 2016, and the results of their operations and their cash flows for the period October 3, 2016 through December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Predecessor Company financial statements referred to above present fairly, in all material respects, the financial position of the Predecessor Company as of December 31, 2015, and the results of their operations and their cash flows for the period January 1, 2016 through October 2, 2016, and for each of the two years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Dallas, TX

March 30, 2017

VISTRA ENERGY CORP.

STATEMENTS OF CONSOLIDATED INCOME (LOSS)

(Millions of Dollars, Except Per Share Amounts)

	Successor	Predecessor
	Period from October 3, 2016 through December 31, 2016	Period from January 1, 2016 through October 2, 2016	Year Ended December 31,
			2015	2014
Operating revenues	$1,191	$3,973	$5,370	$5,978
Fuel, purchased power costs and delivery fees	(720)	(2,082)	(2,692)	(2,842)
Net gain from commodity hedging and trading activities	—	282	334	11
Operating costs	(208)	(664)	(834)	(914)
Depreciation and amortization	(216)	(459)	(852)	(1,270)
Selling, general and administrative expenses	(208)	(482)	(676)	(708)
Impairment of goodwill (Note 7)	—	—	(2,200)	(1,600)
Impairment of long-lived assets (Note 8)	—	—	(2,541)	(4,670)

Operating income (loss)	(161)	568	(4,091)	(6,015)

Other income (Note 22)	9	16	17	16
Other deductions (Note 22)	—	(75)	(93)	(281)
Interest income	1	3	1	—
Interest expense and related charges (Note 11)	(60)	(1,049)	(1,289)	(1,749)
Impacts of Tax Receivable Agreement (Note 10)	(22)	—	—	—
Reorganization items (Note 4)	—	22,121	(101)	(520)

Income (loss) before income taxes	(233)	21,584	(5,556)	(8,549)
Income tax benefit (expense) (Note 9)	70	1,267	879	2,320

Net income (loss)	$(163)	$22,851	$(4,677)	$(6,229)

Weighted average shares of common stock outstanding:
Basic	427,560,620
Diluted	427,560,620
Net loss per weighted average share of common stock outstanding:
Basic	$(0.38)
Diluted	$(0.38)
Dividend declared per share of common stock	$2.32

See Notes to the Consolidated Financial Statements.

VISTRA ENERGY CORP.

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

(Millions of Dollars)

	Successor	Predecessor
	Period from October 3, 2016 through December 31, 2016	Period from January 1, 2016 through October 2, 2016	Year Ended December 31,
			2015	2014
Net income (loss)	$(163)	$22,851	$(4,677)	$(6,229)
Effects related to pension and other retirement benefit obligations (net of tax expense of $3 million)	6	—	—	—
Other comprehensive income, net of tax effects — cash flow hedges derivative value net loss related to hedged transactions recognized during the period (net of tax benefit of $— in all periods)	—	1	2	1

Comprehensive income (loss)	$(157)	$22,852	$(4,675)	$(6,228)

See Notes to the Consolidated Financial Statements.

VISTRA ENERGY CORP.

STATEMENTS OF CONSOLIDATED CASH FLOWS

(Millions of Dollars)

	Successor	Predecessor
	Period from October 3, 2016 through December 31, 2016	Period from January 1, 2016 through October 2, 2016	Year Ended December 31,
			2015	2014
Cash flows — operating activities:
Net income (loss)	$(163)	$22,851	$(4,677)	$(6,229)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	285	532	995	1,440
Deferred income tax benefit, net	(76)	(1,270)	(883)	(2,406)
Impairment of goodwill (Note 7)	—	—	2,200	1,600
Impairment of long-lived assets (Note 8)	—	—	2,541	4,670
Write-off of intangible and other assets (Note 7)	—	45	84	263
Gain on extinguishment of liabilities subject to compromise (Note 4)	—	(24,344)	—	—
Net loss from adopting fresh start reporting (Note 4)	—	2,013	—	—
Contract claims adjustments (Note 4)	—	13	54	19
Adjustment to asbestos liability	—	11	—	—
Noncash adjustment for estimated allowed claims related to debt (Note 4)	—	—	896	—
Adjustment to intercompany claims pursuant to Settlement Agreement (Note 4)	—	—	(1,037)	—
Sponsor management agreement settlement (Note 20)	—	—	(19)	—
Fees paid for Predecessor DIP Facility (reported as financing activities)	—	—	9	92
Unrealized net (gain) loss from mark-to-market valuations of commodity positions	165	36	(119)	370
Unrealized net (gain) loss from mark-to-market valuations of interest rate swaps (Note 11)	11	—	—	(1,290)
Liability adjustment arising from termination of interest rate swaps (Note 17)	—	—	—	277
Noncash realized loss on termination of interest rate swaps (Note 11)	—	—	—	1,225
Noncash realized gain on termination of natural gas positions (Note 17)	—	—	—	(117)
Amortization of debt related costs, discounts, fair value discounts and losses on dedesignated cash flow hedges (Note 4)	—	—	—	88
Income tax benefit due to IRS audit resolutions (Note 9)	—	—	—	53
Impacts of Tax Receivable Agreement (Note 10)	22	—	—	—
Other, net	7	52	67	61
Changes in operating assets and liabilities:
Affiliate accounts receivable/payable — net	—	31	(4)	11
Accounts receivable — trade	135	(216)	17	72
Inventories	3	71	34	(67)
Accounts payable — trade	(79)	26	40	94
Commodity and other derivative contractual assets and liabilities	(48)	29	27	(27)
Margin deposits, net	(193)	(124)	129	(192)
Accrued interest	32	(10)	2	493
Other — net assets	(2)	(3)	(22)	(67)
Other — net liabilities	(18)	19	(97)	11

Cash provided by (used in) operating activities	81	(238)	237	444

Cash flows — financing activities:
Borrowings under DIP Roll Facilities and DIP Facility (Note 13)	—	4,680	—	1,425
DIP Roll Facilities and DIP Facility financing fees	—	(112)	(9)	(92)
Repayments/repurchases of debt (Note 13)	—	(2,655)	(21)	(223)
Net proceeds from issuance of preferred stock (Note 3)	—	69	—	—
Payments to extinguish claims of TCEH first lien creditors (Note 3)	—	(486)	—	—
Payments to extinguish claims of TCEH unsecured creditors (Note 3)	—	(429)	—	—
Fees paid for credit facilities	—	(8)	—	—
Incremental Term Loan B Facility (Note 13)	1,000	—	—	—
Special Dividend (Note 15)	(992)	—	—	—
Other, net	(2)	—	—	1

Cash provided by (used in) financing activities	6	1,059	(30)	1,111

Cash flows — investing activities:
Notes/advances due from affiliates	—	(41)	(37)	(34)
Lamar and Forney acquisition — net of cash acquired (Note 6)	—	(1,343)	—	—
Capital expenditures	(48)	(230)	(337)	(336)
Nuclear fuel purchases	(41)	(33)	(123)	(77)
Changes in restricted cash	48	233	(123)	42
Proceeds from sales of nuclear decommissioning trust fund securities (Note 22)	25	201	401	314
Investments in nuclear decommissioning trust fund securities (Note 22)	(30)	(215)	(418)	(331)
Other, net	1	8	(13)	(36)

Cash used in investing activities	(45)	(1,420)	(650)	(458)

Net change in cash and cash equivalents	42	(599)	(443)	1,097
Cash and cash equivalents — beginning balance	801	1,400	1,843	746

Cash and cash equivalents — ending balance	$843	$801	$1,400	$1,843

See Notes to the Consolidated Financial Statements.

VISTRA ENERGY CORP.

CONSOLIDATED BALANCE SHEETS

(Millions of Dollars)

	Successor	Predecessor
	December 31, 2016	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$843	$1,400
Restricted cash (Note 22)	95	519
Trade accounts receivable — net (Note 22)	612	533
Advances to parent and affiliates of Predecessor (Note 20)	—	34
Inventories (Note 22)	285	428
Commodity and other derivative contractual assets (Note 17)	350	465
Margin deposits related to commodity contracts	213	6
Other current assets	75	65

Total current assets	2,473	3,450
Restricted cash (Note 22)	650	507
Advances to parent and affiliates of Predecessor (Note 20)	—	20
Investments (Note 22)	1,064	962
Property, plant and equipment — net (Note 22)	4,443	9,349
Goodwill (Note 7)	1,907	152
Identifiable intangible assets — net (Note 7)	3,205	1,179
Commodity and other derivative contractual assets (Note 17)	64	10
Deferred income taxes (Note 9)	1,122	—
Other noncurrent assets	239	29

Total assets	$15,167	$15,658

LIABILITIES AND EQUITY
Current liabilities:
Borrowings under debtor-in-possession credit facility (Note 13)	$—	$1,425
Long-term debt due currently (Note 13)	46	16
Trade accounts payable	479	394
Trade accounts and other payables to affiliates of Predecessor	—	120
Commodity and other derivative contractual liabilities (Note 17)	359	203
Margin deposits related to commodity contracts	41	152
Accrued income taxes payable to parent (Note 9)	—	11
Accrued taxes	31	—
Accrued taxes other than income	128	98
Accrued interest	33	120
Other current liabilities	387	273

Total current liabilities	1,504	2,812
Long-term debt, less amounts due currently (Note 13)	4,577	3
Liabilities subject to compromise (Note 5)	—	33,734
Commodity and other derivative contractual liabilities (Note 17)	2	1
Deferred income taxes (Note 9)	—	213
Tax Receivable Agreement obligation (Note 10)	596	—
Asset retirement obligations (Note 22)	1,671	764
Other noncurrent liabilities and deferred credits (Note 22)	220	1,015

Total liabilities	8,570	38,542

Commitments and Contingencies (Note 14)
Equity (Note 15):
Common stock	4	—
Additional paid-in-capital	7,742	—
Retained deficit	(1,155)	—
Accumulated other comprehensive income (loss)	6	—
Predecessor membership interests	—	(22,884)

Total equity	$6,597	$(22,884)

Total liabilities and equity	$15,167	$15,658

See Notes to the Consolidated Financial Statements.

VISTRA ENERGY CORP.

STATEMENTS OF CONSOLIDATED EQUITY

(Millions of Dollars, Except Per Share Amounts)

Successor
Period from October 3, 2016 through December 31, 2016
Shareholders’ equity in Successor:
Common stock (par value — $0.01; number of authorized shares — 1,800,000,000)
Shares issued upon Emergence (number of shares issued: 427,500,000)	$4
Other issuances (number of shares issued: 80,232)	—

Balance at end of period (number of shares outstanding: 427,580,232)	4

Additional paid-in capital:
Amount resulting from Emergence	7,737
Effects of stock-based incentive compensation plans	4
Shares issued	1

Balance at end of period	7,742

Retained deficit:
Balance at beginning of period	—
Net loss	(163)
Dividends declared on common stock ($2.32 per share)	(992)

Balance at end of period	(1,155)

Accumulated other comprehensive income (loss), net of tax effects:
Balance at beginning of period	—
Pension and other postretirement employee benefit liability — change in funded status	6

Balance at end of period	6

Total shareholders’ equity at end of period	$6,597

VISTRA ENERGY CORP.

STATEMENTS OF CONSOLIDATED EQUITY

(Millions of Dollars, Except Per Share Amounts)

	Predecessor
	Period from January 1, 2016 through October 2, 2016	Year Ended December 31,
		2015	2014
Membership interests in Predecessor:
Capital account:
Balance at beginning of period	$(22,851)	$(18,174)	$(11,947)
Net income (loss) attributable to Predecessor	22,851	(4,677)	(6,229)
Effects of stock-based incentive compensation plans	—	—	2

Balance at end of period	—	(22,851)	(18,174)

Accumulated other comprehensive loss, net of tax effects:
Balance at beginning of period	(33)	(35)	(36)
Cash flow hedges — change during period	33	2	1

Balance at end of period	—	(33)	(35)

Total Predecessor membership interests at end of period	—	(22,884)	(18,209)

Noncontrolling interests in subsidiaries of Predecessor:
Balance at beginning of period	—	—	1
Investment in subsidiary by noncontrolling interests	—	—	1
Other	—	—	(2)

Noncontrolling interests in subsidiaries of Predecessor at end of period	—	—	—

Total membership interests at end of period	$—	$(22,884)	$(18,209)

See Notes to the Consolidated Financial Statements.

VISTRA ENERGY CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business, Bankruptcy Proceedings and Emergence

References in the 2016 Annual Financial Statements to “we,” “our,” “us” and “the Company” are to Vistra Energy and/or its subsidiaries in the Successor period, and to TCEH and/or its subsidiaries in the Predecessor periods, as apparent in the context. See Glossary for defined terms.

On April 29, 2014 (the Petition Date), EFH Corp. and the substantial majority of its direct and indirect subsidiaries, including EFIH, EFCH and TCEH but excluding the Oncor Ring-Fenced Entities (collectively, the Debtors), filed voluntary petitions for relief (the Bankruptcy Filing) under Chapter 11 of the United States Bankruptcy Code (the Bankruptcy Code) in the United States Bankruptcy Court for the District of Delaware (the Bankruptcy Court).

On October 3, 2016 (the Effective Date), subsidiaries of TCEH that were Debtors in the Chapter 11 Cases (the TCEH Debtors) and certain EFH Corp. subsidiaries (the Contributed EFH Debtors) completed their reorganization under the Bankruptcy Code and emerged from the Chapter 11 Cases (Emergence) as subsidiaries of a newly-formed company, Vistra Energy (our Successor). On the Effective Date, Vistra Energy was spun-off from EFH Corp. in a tax-free transaction to the former first lien creditors of TCEH (Spin-Off). As a result, as of the Effective Date, Vistra Energy is a holding company for subsidiaries principally engaged in competitive electricity market activities including power generation, wholesale energy sales and purchases, commodity risk management and retail sales of electricity to end users. TCEH is the Predecessor to Vistra Energy. See Note 2 for further discussion regarding the Chapter 11 Cases.

Vistra Energy is a holding company operating an integrated power business in Texas. Through our Luminant and TXU Energy subsidiaries, we are engaged in competitive electricity market activities including power generation, wholesale energy sales and purchases, commodity risk management and retail sales of electricity to end users. Prior to the Effective Date, TCEH was a holding company for subsidiaries principally engaged in the same activities as Vistra Energy.

Subsequent to the Effective Date, Vistra Energy has two reportable segments: our Wholesale Generation segment, consisting largely of Luminant, and our Retail Electricity segment, consisting largely of TXU Energy. Prior to the Effective Date, there were no reportable business segments for our Predecessor. See Note 21 for further information concerning reportable business segments.

Basis of Presentation

As of the Effective Date, Vistra Energy applied fresh start reporting under the applicable provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 852, Reorganizations (ASC 852). Fresh start reporting includes (1) distinguishing the consolidated financial statements of the entity that was previously in restructuring (TCEH, or the Predecessor) from the financial statements of the entity that emerges from restructuring (Vistra Energy, or the Successor), (2) accounting for the effects of the Plan of Reorganization, (3) assigning the reorganized value of the Successor entity by measuring all assets and liabilities of the Successor entity at fair value, and (4) selecting accounting policies for the Successor entity. The financial statements of Vistra Energy for periods subsequent to the Effective Date are not comparable to the financial statements of TCEH for periods prior to the Effective Date, as those previous periods do not give effect to any adjustments to the carrying values of assets or amounts of liabilities that resulted from the Plan of Reorganization and the related application of fresh start reporting. The reorganization value of Vistra Energy was assigned to its assets and liabilities in conformity with the procedures specified by FASB ASC 805, Business Combinations, and the portion of the reorganization value that was not attributable to identifiable tangible or intangible assets was recognized as goodwill. See Note 3 for further discussion regarding fresh start reporting.

The consolidated financial statements of the Predecessor reflect the application of ASC 852 as it applies to entities that have filed a petition for bankruptcy under Chapter 11 of the Bankruptcy Code. As a result, the consolidated financial statements of the Predecessor have been prepared as if TCEH was a going concern and contemplated the realization of assets and liabilities in the normal course of business. During the Chapter 11 Cases, the Debtors operated their businesses as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. The guidance requires that transactions and events directly associated with the reorganization be distinguished from the ongoing operations of the business. In addition, the guidance provides for changes in the accounting and presentation of liabilities. Prior to the Effective Date, the Predecessor recorded the effects of the Plan of Reorganization in accordance with ASC 852. See Notes 4 and 5 for further discussion of these accounting and reporting changes.

The consolidated financial statements have been prepared in accordance with US GAAP. All intercompany transactions and balances have been eliminated in consolidation. All dollar amounts in the financial statements and tables in the notes are stated in millions of US dollars unless otherwise indicated. Subsequent events have been evaluated through March 30, 2017, the date these consolidated financial statements were issued.

Use of Estimates

Preparation of financial statements requires estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense, including fair value measurements, estimates of expected obligations, judgment related to the potential timing of events and other estimates. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information.

Derivative Instruments and Mark-to-Market Accounting

We enter into contracts for the purchase and sale of electricity, natural gas, coal, uranium and other commodities and also enter into other derivative instruments such as options, swaps, futures and forwards primarily to manage commodity price and interest rate risks. If the instrument meets the definition of a derivative under accounting standards related to derivative instruments and hedging activities, changes in the fair value of the derivative are recognized in net income as unrealized gains and losses, unless the criteria for certain exceptions are met, and an offsetting derivative asset or liability is recorded in the consolidated balance sheets. This recognition is referred to as mark-to-market accounting. The fair values of our unsettled derivative instruments under mark-to-market accounting are reported in the consolidated balance sheets as commodity and other derivative contractual assets or liabilities. We report derivative assets and liabilities in the consolidated balance sheets without taking into consideration netting arrangements we have with counterparties. Margin deposits that contractually offset these assets and liabilities are reported separately in the consolidated balance sheets. When derivative instruments are settled and realized gains and losses are recorded, the previously recorded unrealized gains and losses and derivative assets and liabilities are reversed. See Notes 16 and 17 for additional information regarding fair value measurement and commodity and other derivative contractual assets and liabilities. Under the election criteria of accounting standards related to derivative instruments and hedging activities, we may elect the normal purchase and sale exemption. A commodity-related derivative contract may be designated as a normal purchase or sale if the commodity is to be physically received or delivered for use or sale in the normal course of business. If designated as normal, the derivative contract is accounted for under the accrual method of accounting (not marked-to-market) with no balance sheet or income statement recognition of the contract until settlement.

Because derivative instruments are frequently used as economic hedges, accounting standards related to derivative instruments and hedging activities allow for hedge accounting, which provides for the designation of such instruments as cash flow or fair value hedges if certain conditions are met. At December 31, 2016 and 2015, there were no derivative positions accounted for as cash flow or fair value hedges.

Realized and unrealized gains and losses from transacting in energy-related derivative instruments are primarily reported in the statements of consolidated income (loss) in either operating revenues or fuel, purchased power costs and delivery fees in the Successor period depending on the type of derivative instrument and net gain (loss) from commodity hedging and trading activities in the Predecessor period. Further, realized and unrealized gains and losses associated with interest rate swap transactions are reported in the statements of consolidated income (loss) in interest expense for both the Predecessor and Successor.

Revenue Recognition

We record revenue from electricity sales under the accrual method of accounting. Revenues are recognized when electricity is provided to customers on the basis of periodic cycle meter readings and include an estimated accrual for the revenues earned from the meter reading date to the end of the period (unbilled revenue).

In the statements of consolidated income (loss), we report physically delivered commodity sales and related hedging activity in operating revenues and physically delivered purchases and related hedging activity in fuel, purchased power costs and delivery fees for the Successor period, whereas hedging activity was reported as net gain (loss) from commodity hedging and trading activities in the Predecessor period. Volumes under bilateral purchase and sales contracts, including contracts intended as hedges, are not scheduled as physical power with ERCOT. Accordingly, unless the volumes represent physical deliveries to customers or purchases from counterparties, such contracts are reported in operating revenues, for the Successor, and in net gain (loss) from commodity hedging and trading activities, for the Predecessor. If volumes delivered to our retail and wholesale customers are less than our generation volumes (as determined on a daily settlement basis), we record net bilateral activity as wholesale revenues, and if volumes delivered to our retail and wholesale customers exceed our generation volumes, we record net bilateral activity as purchased costs in the Successor period. The additional wholesale revenues or purchased power costs were offset in net gain (loss) from commodity hedging and trading activities in the Predecessor period.

Advertising Expense

We expense advertising costs as incurred and include them within selling, general and administrative expenses. Advertising expenses totaled $9 million, $35 million, $44 million and $42 million for the Successor period from October 3, 2016 through December 31, 2016 and the Predecessor period from January 1, 2016 through October 2, 2016 and the years ended December 31, 2015 and 2014, respectively.

Impairment of Long-Lived Assets

We evaluate long-lived assets (including intangible assets with finite lives) for impairment whenever indications of impairment exist. The carrying value of such assets is deemed to be impaired if the projected undiscounted cash flows are less than the carrying value. If there is such impairment, a loss would be recognized based on the amount by which the carrying value exceeds the fair value. Fair value is determined primarily by discounted cash flows, supported by available market valuations, if applicable. See Note 8 for discussion of impairments of certain long-lived assets recorded by the Predecessor.

Finite-lived intangibles identified as a result of fresh start reporting are amortized over their estimated useful lives based on the expected realization of economic effects. See Note 7 for details of intangible assets with indefinite lives, including discussion of fair value determinations.

Goodwill and Intangible Assets with Indefinite Lives

As part of fresh start reporting, reorganization value is generally allocated, first, to identifiable tangible assets, identifiable intangible assets and liabilities, then any remaining excess reorganization value is allocated to goodwill (see Note 3). We evaluate goodwill and intangible assets with indefinite lives for impairment at least annually, or when indications of impairment exist. As part of fresh start reporting, we have established October 1 as the date we evaluate goodwill and intangible assets with indefinite lives for impairment. The Predecessor’s annual evaluation date was December 1. See Note 7 for details of goodwill, including discussion of fair value determinations and our Predecessor’s goodwill impairments.

Nuclear Fuel

Nuclear fuel is capitalized and reported as a component of our property, plant and equipment in our consolidated balance sheets. Amortization of nuclear fuel is calculated on the units-of-production method and is reported as a component of fuel, purchased power costs and delivery fees in our statements of consolidated income (loss).

Major Maintenance Costs

Major maintenance costs incurred by the Successor during generation plant outages are deferred and amortized into operating costs over the period between the major maintenance outages for the respective asset. Other costs of maintenance activities are charged to expense as incurred and reported as operating costs in our statements of consolidated income (loss). The Predecessor charged major and other maintenance activities to expense as incurred.

Defined Benefit Pension Plans and OPEB Plans

On the Effective Date, EFH Corp. transferred sponsorship of certain employee benefit plans (including related assets), programs and policies to a subsidiary of Vistra Energy. Certain health care and life insurance benefits are offered to eligible employees and their dependents upon the retirement of such employee from the company and also offer pension benefits to eligible employees under collective bargaining agreements based on either a traditional defined benefit formula or a cash balance formula. Effective January 1, 2017, the OPEB plan was amended to discontinue the life insurance benefits for active employees. Costs of pension and OPEB plans are dependent upon numerous factors, assumptions and estimates.

Prior to the Effective Date, our Predecessor bore a portion of the costs of the EFH Corp. sponsored pension and OPEB plans and accounted for the arrangement under multiemployer plan accounting.

See Note 18 for additional information regarding pension and OPEB plans.

Stock-Based Compensation

Stock-based compensation is accounted for in accordance with ASC 718, Compensation — Stock Compensation. The fair value of our non-qualified stock options is estimated on the date of grant using the Black-Scholes option-pricing model. Forfeitures are recognized as they occur. We recognize compensation expense for graded vesting awards on a straight-line basis over the requisite service period for the entire award. See Note 19 for additional information regarding stock-based compensation.

Sales and Excise Taxes

Sales and excise taxes are accounted for as a “pass through” item on the consolidated balance sheets with no effect on the statements of consolidated income (loss) (i.e., the tax is billed to customers and recorded as trade accounts receivable with an offsetting amount recorded as a liability to the taxing jurisdiction).

Franchise and Revenue-Based Taxes

Unlike sales and excise taxes, franchise and gross receipt taxes are not a “pass through” item. These taxes are imposed on us by state and local taxing authorities, based on revenues or kWh delivered, as a cost of doing business and are recorded as an expense. Rates we charge to customers are intended to recover our costs, including the franchise and gross receipt taxes, but we are not acting as an agent to collect the taxes from customers. We report franchise and revenue-based taxes in SG&A expense in our statements of consolidated income (loss).

Income Taxes

Subsequent to the Effective Date, Vistra Energy will file a consolidated US federal income tax return. Prior to the Effective Date, EFH Corp. filed a consolidated US federal income tax return that included the results of our Predecessor; however, our Predecessor’s income tax expense and related balance sheet amounts were recorded as if it filed separate corporate income tax returns.

Deferred income taxes are provided for temporary differences between the book and tax basis of assets and liabilities as required under accounting rules. See Note 9.

We report interest and penalties related to uncertain tax positions as current income tax expense. See Note 9.

Accounting for Contingencies

Our financial results may be affected by judgments and estimates related to loss contingencies. Accruals for loss contingencies are recorded when management determines that it is probable that an asset has been impaired or a liability has been incurred and that such economic loss can be reasonably estimated. Such determinations are subject to interpretations of current facts and circumstances, forecasts of future events and estimates of the financial impacts of such events. See Note 14 for a discussion of contingencies.

Cash and Cash Equivalents

For purposes of reporting cash and cash equivalents, temporary cash investments purchased with a remaining maturity of three months or less are considered to be cash equivalents.

Restricted Cash

The terms of certain agreements require the restriction of cash for specific purposes. See Notes 13 and 22 for more details regarding restricted cash.

Property, Plant and Equipment

In connection with fresh start reporting, carrying amounts of property, plant and equipment were adjusted to estimated fair values as of the Effective Date (see Note 3). Significant improvements or additions to our property, plant and equipment that extend the life of the respective asset are capitalized at cost, while other costs are expensed when incurred. The cost of self-constructed property additions includes materials and both direct and indirect labor and applicable overhead, including payroll-related costs. Interest related to qualifying construction projects and qualifying software projects is capitalized in accordance with accounting guidance related to capitalization of interest cost. See Note 11.

Depreciation of our property, plant and equipment (except for nuclear fuel) is calculated on a straight-line basis over the estimated service lives of the properties. Depreciation expense is calculated on an asset-by-asset basis. Estimated depreciable lives are based on management’s estimates of the assets’ economic useful lives. See Note 22.

Asset Retirement Obligations (ARO)

A liability is initially recorded at fair value for an asset retirement obligation associated with the legal obligation associated with law, regulatory, contractual or constructive retirement requirements of tangible long-lived assets in the period in which it is incurred if a fair value is reasonably estimable. At initial recognition of an ARO obligation, an offsetting asset is also recorded for the long-lived asset that the liability corresponds with, which is subsequently depreciated over the estimated useful life of the asset. These liabilities primarily relate to our nuclear generation plant decommissioning, land reclamation related to lignite mining, removal of lignite/coal fueled plant ash treatment facilities and generation plant asbestos removal and disposal costs. Over time, the liability is accreted for the change in present value and the initial capitalized costs are depreciated over the remaining useful lives of the assets. Generally, changes in estimates related to ARO obligations are recorded as increases to the liability and related asset as information becomes available. See Note 22.

Inventories

Inventories consist of materials and supplies, fuel stock and natural gas in storage. Materials and supplies inventory is valued at weighted average cost and is expensed or capitalized when used for repairs/maintenance or capital projects, respectively. Fuel stock and natural gas in storage are reported at the lower of cost (on a weighted average basis) or market. We expect to recover the value of inventory costs in the normal course of business.

Investments

Investments in a nuclear decommissioning trust fund are carried at current market value in the consolidated balance sheets. Assets related to employee benefit plans represent investments held to satisfy deferred compensation liabilities and are recorded at current market value. See Note 22 for discussion of these and other investments.

Changes in Accounting Standards

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2016-02 (ASU 2016-02), Leases. The ASU amends previous GAAP to require the recognition of lease assets and liabilities for operating leases. The ASU will be effective for fiscal years beginning after December 15, 2018, including interim periods within those years. Retrospective application to comparative periods presented will be required in the year of adoption. We are currently evaluating the impact of this ASU on our financial statements.

In May 2016, the FASB issued Accounting Standards Update 2016-09, Revenue from Contracts with Customers (Topic 606), which was further amended through various updates issued by the FASB thereafter. The guidance under Topic 606 provides the core principle and key steps in determining the recognition of revenue and expands disclosure requirements related to revenue recognition. We intend to adopt the new standard on January 1, 2018 using the modified retrospective method and expect to elect the practical expedient available under Topic 606 for measuring progress toward complete satisfaction of a performance obligation and for disclosure requirements of remaining performance obligations. The practical expedient allows an entity to recognize revenue in the amount to which the entity has the right to invoice such that the entity has a right to the consideration in an amount that corresponds directly with the value to the customer for performance completed to date by the entity. In 2016, we continued to assess the new standard, including the expanded disclosure requirements. We do not anticipate that the adoption of the standard will have a material effect on our results of operations, cash flows or financial condition.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13). The ASU provides for a new impairment model which requires measurement and recognition of expected credit losses for most financial assets held. The ASU is effective for public companies for annual periods, and interim periods within those annual periods, beginning after December 15, 2019. We do not anticipate ASU 2016-13 to have a material impact on our financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (ASU 2017-04). The ASU provides for the elimination of Step 2 from the goodwill impairment test. If impairment charges are recognized, the amount recorded will be the amount by which the carrying amount exceeds the reporting unit’s fair value with certain limitations. The ASU is effective for public companies for annual periods, and interim periods within those annual periods, beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after

January 1, 2017 and the adoption should be applied prospectively. We expect to early adopt this standard in 2017. We do not currently anticipate ASU 2017-04 to have a material impact on our financial statements.

2. EMERGENCE FROM CHAPTER 11 CASES

On the Petition Date, EFH Corp. and the substantial majority of its direct and indirect subsidiaries, including EFIH, EFCH and TCEH but excluding the Oncor Ring-Fenced Entities, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. On the Effective Date, the TCEH Debtors and the Contributed EFH Debtors completed their reorganization under the Bankruptcy Code and emerged from the Chapter 11 Cases as subsidiaries of Vistra Energy.

Separation of Vistra Energy from EFH Corp. and its Subsidiaries

Upon the Effective Date, Vistra Energy separated from EFH Corp. pursuant to a tax-free spin-off transaction that was part of a series of transactions that included a taxable component. The taxable portion of the transaction generated a taxable gain that resulted in no regular tax liability due to available net operating loss carryforwards of EFH Corp. The transaction did result in an alternative minimum tax liability of approximately $14 million payable by EFH Corp. to the IRS. Vistra Energy has an obligation to reimburse EFH Corp. 50% of such alternative minimum tax, approximately $7 million, pursuant to the Tax Matters Agreement. The spin-off transaction resulted in Vistra Energy, including the TCEH Debtors and the Contributed EFH Debtors, no longer being an affiliate of EFH Corp. and its subsidiaries. In addition to the Plan of Reorganization, the separation was effectuated, in part, pursuant to the terms of a separation agreement, a transition services agreement and a tax matters agreement.

Separation Agreement

On the Effective Date, EFH Corp., Vistra Energy and a subsidiary of Vistra Energy entered into a separation agreement that provides for, among other things, the transfer of certain assets and liabilities by EFH Corp., EFCH and TCEH to Vistra Energy. Among other things, EFH Corp., EFCH and/or TCEH, as applicable, (a) transferred the TCEH Debtors and certain contracts and assets (and related liabilities) primarily related to the business of the TCEH Debtors to Vistra Energy, (b) transferred sponsorship of certain employee benefit plans (including related assets), programs and policies to a subsidiary of Vistra Energy and (c) assigned certain employment agreements from EFH Corp. and certain of the Contributed EFH Debtors to a subsidiary of Vistra Energy.

Tax Matters Agreement

On the Effective Date, Vistra Energy and EFH Corp. entered into a tax matters agreement (the Tax Matters Agreement), which provides for the allocation of certain taxes among the parties and for certain rights and obligations related to, among other things, the filing of tax returns, resolutions of tax audits and preserving the tax-free nature of the spin-off. See Note 9 for further information about the Tax Matters Agreement.

Settlement Agreement

The Debtors, the Sponsor Group, certain settling TCEH first lien creditors, certain settling TCEH second lien creditors, certain settling TCEH unsecured creditors and the official committee of unsecured creditors of the TCEH Debtors entered into a settlement agreement (the Settlement Agreement) in August 2015 (as amended in September 2015 and approved by the Bankruptcy Court in December 2015) to settle, among other things, (a) intercompany claims among the Debtors, (b) claims and causes of actions against holders of first lien claims against TCEH and the agents under the TCEH Senior Secured Facilities, (c) claims and causes of action against holders of interests in EFH Corp. and certain related entities and (d) claims and causes of action against each of the Debtors’ current and former directors, the Sponsor Group, managers and officers and other related entities.

Tax Matters

In July 2016, EFH Corp. received a private letter ruling from the IRS in connection with our emergence from bankruptcy, which provides, among other things, for certain rulings regarding the qualification of (a) the transfer of certain assets and ordinary course operating liabilities to Vistra Energy and (b) the distribution of the equity of Vistra Energy, the cash proceeds from Vistra Energy debt, the cash proceeds from the sale of preferred stock in a newly-formed subsidiary of Vistra Energy, and the right to receive payments under a tax receivables agreement, to holders of TCEH first lien claims, as a reorganization qualifying for tax-free treatment.

Pre-Petition Claims

On the Effective Date, the TCEH Debtors (together with the Contributed EFH Debtors) emerged from the Chapter 11 Cases and discharged approximately $33.8 billion in LSTC. Distributions for the settled claims related to the funded debt of the TCEH Debtors commenced subsequent to the Effective Date. With respect to remaining claims related to the TCEH Debtors, as of December 31, 2016, the TCEH Debtors have approximately $54 million in escrow to allocate among and resolve the remaining claims, which consist primarily of remaining trade payable and legal claims, including asbestos claims. The Bankruptcy code allows up to 180 days from the Effective Date to resolve these claims. These remaining claims and the related escrow balance for the claims are recorded in Vistra Energy’s consolidated balance sheet as other current liabilities and restricted cash, respectively.

3. FRESH START REPORTING

As of the Effective Date, Vistra Energy applied fresh start reporting under the applicable provisions of ASC 852. In order to apply fresh-start reporting, ASC 852 requires two criteria to be satisfied: (1) that total post-petition liabilities and allowed claims immediately before the date of confirmation of the Plan of Reorganization be in excess of reorganization value and (2) that holders of our Predecessor’s voting shares immediately before confirmation of the Plan receive less than 50% of the voting shares of the emerging entity. Vistra Energy met both criteria. Under ASC 852, application of fresh start reporting is required on the date on which a plan of reorganization is confirmed by a bankruptcy court and all material conditions to the plan of reorganization are satisfied. All material conditions to the Plan of Reorganization were satisfied on the Effective Date, including the execution of the Spin-Off.

Reorganization Value

A third-party valuation specialist submitted a report to the Bankruptcy Court in July 2016 assuming an emergence from bankruptcy as of December 31, 2016. This report provided an estimated value range for the total Vistra Energy enterprise. Management selected an enterprise value within that range of $10.5 billion. The enterprise value submitted by the valuation specialist was based upon:

•	historical financial information of our Predecessor for recent years and interim periods;

•	certain internal financial and operating data of our Predecessor;

•	certain financial, tax and operational forecasts of Vistra Energy;

•	certain publicly available financial data for comparable companies to the operating business of Vistra Energy;

•	the Plan of Reorganization and related documents;

•	certain economic and industry information relevant to the operating business, and

•	other studies, analyses and inquiries.

The valuation analysis for Vistra Energy included (i) a discounted cash flow calculation and (ii) peer group company analysis. Equal weighting was assigned to the two methodologies, before adding the value of the tax basis step-up resulting from certain transactions pursuant to the Plan of Reorganization, which was valued separately. The estimated future cash flows included annual forecasts through 2021. A terminal value was included in the discounted cash flow calculation using an exit multiple approach based on the cash flows of the final year of the forecast period.

The valuation analysis used a discount rate of approximately 7%. The determination of the discount rate takes into consideration the capital structure, credit ratings and current debt yields of comparable publicly traded companies as well as an estimate of return on equity that reflects historical market returns and current market volatility for the industry.

Although the Company believes the assumptions and estimates used by the valuation specialist to develop the enterprise value are reasonable and appropriate, different assumption and estimates could materially impact the analysis and resulting conclusions.

Under ASC 852, reorganization value is generally allocated, first, to identifiable tangible assets, identifiable intangible assets and liabilities, then any remaining excess reorganization value is allocated to goodwill. Vistra Energy estimates its reorganization value of assets at approximately $15.161 billion as of October 3, 2016, which consists of the following:

Business enterprise value	$10,500
Cash excluded from business enterprise value	1,594
Deferred asset related to prepaid capital lease obligation	38
Current liabilities, excluding short-term portion of debt and capital leases	1,123
Noncurrent, non-interest bearing liabilities	1,906

Vistra Energy reorganization value of assets	$15,161

Consolidated Balance Sheet

The adjustments to TCEH’s October 3, 2016 consolidated balance sheet below include the impacts of the Plan of Reorganization and the adoption of fresh start reporting.

	October 3, 2016
	TCEH (Predecessor) (1)	Reorganization Adjustments (2)		Fresh Start Adjustments		Vistra Energy (Successor)
ASSETS
Current assets:
Cash and cash equivalents	$1,829	$(1,028)	(3)	$—		$801
Restricted cash	12	131	(4)	—		143
Trade accounts receivable — net	750	4		—		754
Advances to parents and affiliates of Predecessor	78	(78)		—		—
Inventories	374	—		(86)	(17)	288
Commodity and other derivative contractual assets	255	—		—		255
Margin deposits related to commodity contracts	42	—		—		42
Other current assets	47	17		3		67

Total current assets	3,387	(954)		(83)		2,350
Restricted cash	650	—		—		650
Advance to parent and affiliates of Predecessor	17	(21)		4		—
Investments	1,038	1		9	(18)	1,048
Property, plant and equipment — net	10,359	53		(5,970)	(19)	4,442
Goodwill	152	—		1,755	(27)	1,907
Identifiable intangible assets — net	1,148	4		2,256	(20)	3,408
Commodity and other derivative contractual assets	73	—		(14)		59
Deferred income taxes	—	320	(5)	730	(21)	1,050
Other noncurrent assets	51	38		158	(22)	247

Total assets	$16,875	$(559)		$(1,155)		$15,161

	October 3, 2016
	TCEH (Predecessor) (1)	Reorganization Adjustments (2)		Fresh Start Adjustments		Vistra Energy (Successor)
LIABILITIES AND EQUITY
Current liabilities:
Long-term debt due currently	$4	$5		$(1)		$8
Trade accounts payable	402	145	(6)	3		550
Trade accounts and other payables to affiliates of Predecessor	152	(152)	(6)	—		—
Commodity and other derivative contractual liabilities	125	—		—		125
Margin deposits related to commodity contracts	64	—		—		64
Accrued income taxes	12	12		—		24
Accrued taxes other than income	119	4		—		123
Accrued interest	110	(109)	(7)	—		1
Other current liabilities	243	170	(8)	5		418

Total current liabilities	1,231	75		7		1,313
Long-term debt, less amounts due currently	—	3,476	(9)	151	(23)	3,627
Borrowings under debtor-in-possession credit facilities	3,387	(3,387)	(9)	—		—
Liabilities subject to compromise	33,749	(33,749)	(10)	—		—
Commodity and other derivative contractual liabilities	5	—		3		8
Deferred income taxes	256	(256)	(11)	—		—
Tax Receivable Agreement obligation	—	574	(12)	—		574
Asset retirement obligations	809	—		854	(24)	1,663
Other noncurrent liabilities and deferred credits	1,018	117	(13)	(900)	(25)	235

Total liabilities	40,455	(33,150)		115		7,420

Equity:
Common stock	—	4	(14)	—		4
Additional paid-in-capital	—	7,737	(15)	—		7,737
Accumulated other comprehensive income (loss)	(32)	22		10	(26)	—
Predecessor membership interests	(23,548)	24,828	(16)	(1,280)	(26)	—

Total equity	(23,580)	32,591		(1,270)		7,741

Total liabilities and equity	$16,875	$(559)		$(1,155)		$15,161

(1)	Represents the consolidated balance sheet of TCEH as of October 3, 2016.

Reorganization adjustments

(2)	Includes the addition of certain assets and liabilities associated with the Contributed EFH Entities. Also includes EFH Corp.‘s contribution of liabilities associated with certain employee benefit plans to Vistra Energy.

(3)	Net adjustments to cash, which represent distributions made or funding provided to an escrow account, classified as restricted cash, under the Plan of Reorganization, as follows:

Sources (uses):
Net proceeds from PrefCo preferred stock sale	$69
Addition of cash balances from the Contributed EFH Debtors	22
Payments to TCEH first lien creditors, including adequate protection	(486)
Payment to TCEH unsecured creditors (including $73 million to escrow)	(502)
Payment of administrative claims to TCEH creditors	(53)
Payment of legal fees, professional fees and other costs (including $52 million to escrow)	(78)

Net use of cash	$(1,028)

(4)	Increase in restricted cash primarily reflects amounts placed in escrow to satisfy certain secured claims, unsecured claims and professional fee obligations associated with the bankruptcy.

(5)	Reflects the deferred income tax impact of the Plan of Reorganization implementation, including cancellation of debts and adjustment of tax-basis for certain assets of PrefCo that issued mandatorily redeemable preferred stock as part of the Spin-Off.

(6)	Primarily reflects the reclassification of transmission and distribution service payables to Oncor from payables with affiliates to trade payables with third parties pursuant to the separation of Vistra Energy from EFH Corp. and payment of accrued professional fees and unsecured claimant obligations incurred in conjunction with Emergence.

(7)	Primarily reflects the payment of accrued interest and adequate protection to the TCEH first lien creditors on the Effective Date.

(8)	Primarily reflects the following:

•	Reclassification of $82 million from LSTC related to secured and unsecured claims and $16 million in accrued professional fees from accounts payable to other current liabilities.

•	Additional accruals for $23 million of change-in-control obligations and $26 million in success fees triggered by Emergence, $7 million in professional fees, and $28 million of accrued liabilities related to the Contributed EFH Entities.

•	Payment of $12 million in professional fees.

(9)	Reflects the conversion of the TCEH DIP Roll Facilities of $3.387 billion to the Vistra Operations Credit Facilities at Emergence, the issuance and sale of mandatorily redeemable preferred stock of PrefCo for $70 million, and the obligation related to a corporate office space lease contributed to Vistra Energy pursuant to the Plan of Reorganization. See Note 13 for additional details.

(10)	Reflects the elimination of TCEH’s liabilities subject to compromise pursuant to the Plan of Reorganization (see Note 5). Liabilities subject to compromise were settled as follows in accordance with the Plan of Reorganization:

Notes, loans and other debt	$31,668
Accrued interest on notes, loans and other debt	646
Net liability under terminated TCEH interest rate swap and natural gas hedging agreements	1,243
Trade accounts payable and other expected allowed claims	192

Third-party liabilities subject to compromise	33,749
LSTC from the Contributed EFH Entities	8

Total liabilities subject to compromise	33,757
Fair value of equity issued to TCEH first lien creditors	(7,741)
TRA Rights issued to TCEH first lien creditors	(574)
Cash distributed and accruals for TCEH first lien creditors	(377)
Cash distributed for TCEH unsecured claims	(502)
Cash distributed and accruals for TCEH administrative claims	(60)
Settlement of affiliate balances	(99)
Net liabilities of contributed entities and other items	(60)

Gain on extinguishment of LSTC	$24,344

(11)	Reflects the deferred income tax impact of the Plan of Reorganization implementation, including cancellation of debts and adjustment of tax basis of certain assets of PrefCo.

(12)	Reflects the estimated present value of the TRA obligation. See Note 10 for further discussion of the TRA obligation valuation assumptions.

(13)	Primarily reflects the following:

•	Addition of $122 million in liabilities primarily related to benefit plan obligations associated with a pension plan and a health and welfare plan assumed by Vistra Energy pursuant to the Plan of Reorganization. See Note 18 for further discussion of the benefit plan obligations.

•	Payment of $7 million in settlements related to split life insurance costs with a prior affiliate entity.

(14)	Reflects the issuance of approximately 427,500,000 shares of Vistra Energy common stock, par value of $0.01 per share, to the TCEH first lien creditors. See Note 15.

(15)	Reflects adjustments to present Vistra Energy equity value at approximately $7.741 billion based on a reconciliation from the $10.5 billion enterprise value described above under Reorganization Value as depicted below:

Enterprise value	$10,500
Vistra Operations Credit Facility — Initial Term Loan B Facility	(2,871)
Vistra Operations Credit Facility — Term Loan C Facility	(655)
Accrual for post-Emergence claims satisfaction	(181)
Tax Receivable Agreement Obligation	(574)
Preferred stock of PrefCo	(70)
Other items	(2)
Cash and cash equivalents	801
Restricted cash	793

Equity value at Emergence	$7,741

Common stock at par value	$4
Additional paid-in capital	7,737

Equity value	$7,741
Shares outstanding at October 3, 2016 (in millions)	427.5
Per share value	$18.11

(16)	Membership Interest impact of Plan of Reorganization are shown below:

Gain on extinguishment of LSTC	$24,344
Elimination of accumulated other comprehensive income	(22)
Change in Control payments	(23)
Professional fees	(33)
Other items	(14)

Pretax gain on reorganization adjustments (Note 4)	24,252
Deferred tax impact of the Plan of Reorganization and spin-off	576

Total impact to membership interests	$24,828

Fresh start adjustments

(17)	Reflects the reduction of inventory to fair value, including (1) adjustment of fuel inventory to current market prices, and (2) an adjustment to the fair value of materials and supplies inventory primarily used in our lignite/coal fueled generation assets and related mining operations.

(18)	Reflects the $12 million increase in the fair value of certain real property assets and $3 million reduction of the fair value for other investments.

(19)	Reflects the change in fair value of property, plant and equipment related primarily to generation and mining assets as detailed below:

Property, Plant and Equipment	Adjustment	Fair Value
Generation plants and mining assets	$(6,057)	$3,698
Land	140	490
Nuclear Fuel	(23)	157
Other equipment	(30)	97

Total	$(5,970)	$4,442

We engaged a third-party valuation specialist to assist in preparing the values for our property, plant and equipment. For our generation plants and related mining assets, an income approach was utilized in valuing those assets based on discounted cash flow models that forecast the cash flows of the related assets over their respective useful lives. Significant estimates and assumptions utilized in those models include (1) long-term wholesale power price forecasts, (2) fuel cost forecasts, (3) expected generation volumes based on prevailing forecasts and expected maintenance outages, (4) operations and maintenance costs, (5) capital expenditure forecasts and (6) risk adjusted discount rates based on the cash flows produced by the specific generation asset. The fair value of the generation plants and mining assets is based upon Level 3 inputs utilized in the income approach.

The fair value estimates for land and nuclear fuel utilized the market approach, which included utilizing recent comparable sales information and current market conditions for similarly situated land. Nuclear fuel values were determined by utilizing market pricing information for uranium. The fair value of land and nuclear fuel are based upon Level 2 inputs.

(20)	Reflects the adjustment in fair value of $2.256 billion to identifiable intangible assets, including $1.636 billion increase related to retail customer relationships, $270 million increase related to the retail trade name, $190 million increase related to an electricity supply contract, $164 million increase related to retail and wholesale contracts and $4 million decrease related to other intangible assets (see Note 7).

Also reflects the reduction of fair value of $476 million to identifiable intangible liabilities, including a reduction of $525 million related to an electricity supply contract and an increase of $49 million to wholesale contracts.

(21)	Reflects the deferred income tax impact of fresh-start adjustments to property, plant, and equipment, inventory, intangibles and debt issuance costs.

(22)	Primarily reflects the following:

•	Addition of $197 million regulatory asset related to the deficiency of the nuclear decommissioning trust investment as compared to the nuclear generation plant retirement obligation. Pursuant to Texas regulatory provisions, the trust fund for decommissioning our nuclear generation facility is funded by a fee surcharge billed to REPs by Oncor, as a collection agent, and remitted monthly to Vistra Energy.

•	Adjustment to remove $26 million of unamortized debt issuance costs to reflect the Vistra Operations Credit Facilities at fair market value.

(23)	Reflects the increase in fair value of the Vistra Operations Credit Facilities in the amount of $151 million based on the quoted market prices of the facilities.

(24)	Increase in fair value of asset retirement obligation related to the plant retirement, mining and reclamation retirement, and coal combustion residuals. See Note 22 for further discussion of our asset retirement obligations.

(25)	Reflects the following:

•	Reduction in fair value of unfavorable contracts related to wholesale contracts and a portion of an electricity supply contract in the amount of $476 million. See footnote (20) above for further detail.

•	Reduction of $465 million related to reduction in liability that represented excess amounts in the nuclear decommissioning trust above the carrying value of the asset retirement obligation related to our nuclear generation plant decommissioning.

•	Increase in fair value of obligations related to leased property in the amount of $29 million.

•	Increase in fair value of Pension and OPEB obligations in the amount of $12 million.

(26)	Reflects the extinguishment of Predecessor membership interest and accumulated other comprehensive loss per the Plan of Reorganization.

(27)	Reflects increase in goodwill balance to present final goodwill as the reorganization value in excess of the identifiable tangible assets, intangible assets, and liabilities at Emergence.

Business enterprise value	$10,500
Add: Fair value of liabilities excluded from enterprise value	3,030
Less: Fair value of tangible assets	(8,215)
Less: Fair value of identified intangible assets	(3,408)

Vistra Energy goodwill	$1,907

4. PREDECESSOR REORGANIZATION ITEMS

Expenses and income directly associated with the Chapter 11 Cases are reported separately in the statements of consolidated loss as reorganization items as required by ASC 852, Reorganizations. Reorganization items also included adjustments to reflect the carrying value of LSTC at their estimated allowed claim amounts, as such adjustments were determined. For the period from January 1, 2016 through October 2, 2016, reorganization items include the gain from extinguishing LSTC and the impacts of fresh start reporting. The following table presents reorganization items as reported in the statements of consolidated loss:

	Predecessor
	Period from January 1, 2016 through October 2, 2016	Year Ended December 31, 2015	Post-Petition Period Ended December 31, 2014
Gain on reorganization adjustments (Note 3)	$(24,252)	$—	$—
Loss from the adoption of fresh start reporting	2,013	—	—
Expenses related to legal advisory and representation services	55	141	65
Expenses related to other professional consulting and advisory services	39	69	67
Contract claims adjustments	13	54	19
Noncash adjustment for estimated allowed claims related to debt	—	896	—
Adjustment to affiliate claims pursuant to Settlement Agreement (Note 20)	—	(635)	—
Gain on settlement of debt held by affiliates (Note 20)	—	(382)	—
Gain on settlement of interest on debt held by affiliates	—	(20)	—
Sponsor management agreement settlement (Notes 2 and 20)	—	(19)	—
Contract assumption adjustments	—	(14)	—
Fees associated with extension/completion of the DIP Facility	—	9	92
Noncash liability adjustment arising from termination of interest rate swaps	—	—	277
Other	11	2	—

Total reorganization items	$(22,121)	$101	$520

5. PREDECESSOR LIABILITIES SUBJECT TO COMPROMISE (LSTC)

On the Effective Date, the TCEH Debtors (together with the Contributed EFH Debtors) emerged from the Chapter 11 Cases and discharged substantially all of the $33.8 billion in LSTC, which includes approximately $8 million of claims from the Contributed EFH Entities (see Note 3).

The amounts classified as LSTC reflected the Predecessor’s estimate of pre-petition liabilities and other expected allowed claims to be addressed in the Chapter 11 Cases. Amounts classified as LSTC did not include pre-petition liabilities that were fully collateralized by letters of credit, cash deposits or other credit enhancements. The following table presents LSTC as reported in the consolidated balance sheet at December 31, 2015:

Predecessor
December 31, 2015
Notes, loans and other debt per the following table	$31,668
Accrued interest on notes, loans and other debt	646
Net liability under terminated TCEH interest rate swap and natural gas hedging agreements (Note 17)	1,243
Trade accounts payable, advances and other payables to affiliates and other expected allowed claims	177

Total liabilities subject to compromise	$33,734

Pre-Petition Notes, Loans and Other Debt Reported as LSTC

Amounts presented below represent principal amounts of pre-petition notes, loans and other debt reported as LSTC at December 31, 2015.

Predecessor
December 31, 2015
Senior Secured Facilities
TCEH Floating Rate Term Loan Facilities due October 10, 2014	$3,809
TCEH Floating Rate Letter of Credit Facility due October 10, 2014	42
TCEH Floating Rate Revolving Credit Facility due October 10, 2016	2,054
TCEH Floating Rate Term Loan Facilities due October 10, 2017	15,691
TCEH Floating Rate Letter of Credit Facility due October 10, 2017	1,020
11.5% Fixed Senior Secured Notes due October 1, 2020	1,750
15% Fixed Senior Secured Second Lien Notes due April 1, 2021	336
15% Fixed Senior Secured Second Lien Notes due April 1, 2021, Series B	1,235
10.25% Fixed Senior Notes due November 1, 2015	1,833
10.25% Fixed Senior Notes due November 1, 2015, Series B	1,292
10.50% /11.25% Senior Toggle Notes due November 1, 2016	1,749
Pollution Control Revenue Bonds
Brazos River Authority:
5.40% Fixed Series 1994A due May 1, 2029	39
7.70% Fixed Series 1999A due April 1, 2033	111
7.70% Fixed Series 1999C due March 1, 2032	50
8.25% Fixed Series 2001A due October 1, 2030	71
8.25% Fixed Series 2001D-1 due May 1, 2033	171
6.30% Fixed Series 2003B due July 1, 2032	39
6.75% Fixed Series 2003C due October 1, 2038	52
5.40% Fixed Series 2003D due October 1, 2029	31
5.00% Fixed Series 2006 due March 1, 2041	100
Sabine River Authority of Texas:
6.45% Fixed Series 2000A due June 1, 2021	51
5.20% Fixed Series 2001C due May 1, 2028	70
5.80% Fixed Series 2003A due July 1, 2022	12
6.15% Fixed Series 2003B due August 1, 2022	45
Trinity River Authority of Texas:
6.25% Fixed Series 2000A due May 1, 2028	14
Other	1

Total TCEH consolidated notes, loans and other debt	$31,668

TCEH Letter of Credit Facility Activity

Borrowings under the TCEH Letter of Credit Facility had been recorded by TCEH as restricted cash that supported issuances of letters of credit. At December 31, 2015, the restricted cash related to the pre-petition TCEH Letter of Credit Facility totaled $507 million, and there were no outstanding letters of credit related to the pre-petition TCEH Letter of Credit Facility. Pursuant to the confirmation of the Plan of Reorganization in August 2016 with respect to the TCEH Debtors and the Contributed EFH Debtors, the restricted cash was released to TCEH and reclassified to cash and cash equivalents.

6. LAMAR AND FORNEY ACQUISITION

In April 2016, Luminant purchased all of the membership interests in La Frontera Holdings, LLC (La Frontera), the indirect owner of two combined-cycle gas turbine (CCGT) natural gas fueled generation facilities representing nearly 3,000 MW of capacity located in ERCOT, from a subsidiary of NextEra Energy, Inc. (the Lamar and Forney Acquisition). The facility in Forney, Texas has a capacity of 1,912 MW and the facility in Paris, Texas has a capacity of 1,076 MW. The acquisition diversified our fuel mix and increased the dispatch flexibility in our generation fleet. The aggregate purchase price was approximately $1.313 billion, which included the repayment of approximately $950 million of existing project financing indebtedness of La Frontera at closing, plus approximately $236 million for cash and net working capital. The purchase price was funded by cash-on-hand and additional borrowings under our Predecessor’s DIP Facility totaling $1.1 billion. After completing the acquisition, we repaid approximately $230 million of borrowings under our Predecessor’s DIP Revolving Credit Facility primarily utilizing cash acquired in the transaction. La Frontera and its subsidiaries were subsidiary guarantors under our Predecessor’s DIP Roll Facilities and, on the Effective Date, became subsidiary guarantors under the Vistra Operations Credit Facilities (see Note 13).

Predecessor Purchase Accounting

The Lamar and Forney Acquisition was accounted for in accordance with ASC 805, Business Combinations (ASC 805), with identifiable assets acquired and liabilities assumed recorded at their estimated fair values on the acquisition date.

To fair value the acquired property, plant and equipment, we used a discounted cash flow analysis, classified as Level 3 within the fair value hierarchy levels (see Note 16). This discounted cash flow model was created for each generation facility based on its remaining useful life. The discounted cash flow model included gross margin forecasts for each power generation facility determined using forward commodity market prices obtained from long-term forecasts. We also used management’s forecasts of generation output, operations and maintenance expense, SG&A and capital expenditures. The resulting cash flows, estimated based upon the age of the assets, efficiency, location and useful life, were then discounted using plant specific discount rates of approximately 9%.

The following table summarizes the consideration paid and the allocation of the purchase price to the fair value amounts recognized for the assets acquired and liabilities assumed related to the Lamar and Forney Acquisition as of the acquisition date. During the three months ended September 30, 2016, the working capital adjustment included in the purchase price was finalized between the parties, and the purchase price allocation was completed.

Cash paid to seller at close	$603
Net working capital adjustments	(4)

Consideration paid to seller	599
Cash paid to repay project financing at close	950

Total cash paid related to acquisition	$1,549

Cash and cash equivalents	$210
Property, plant and equipment — net	1,316
Commodity and other derivative contractual assets	47
Other assets	44

Total assets acquired	1,617

Commodity and other derivative contractual liabilities	53
Trade accounts payable and other liabilities	15

Total liabilities assumed	68

Identifiable net assets acquired	$1,549

The Lamar and Forney Acquisition did not result in the recording of goodwill since the purchase price did not exceed the fair value of the net assets acquired.

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information for the Predecessor periods indicated assumes that the Lamar and Forney Acquisition occurred on January 1, 2015. The unaudited pro forma financial information is provided for information purposes only and is not necessarily indicative of the results of operations that would have occurred had the Lamar and Forney Acquisition been completed on January 1, 2015, nor are they indicative of future results of operations.

	Predecessor
	Period from January 1, 2016 through October 2, 2016	December 31, 2015
Revenues	$4,116	$6,133
Net income (loss)	$22,835	$(4,671)

The unaudited pro forma financial information includes adjustments for incremental depreciation as a result of the fair value determination of the net assets acquired and interest expense on borrowings under our Predecessor’s DIP Roll Facilities in lieu of interest expense incurred prior to the acquisition.

7. GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

Goodwill

The following table provides information regarding the carrying value of goodwill. The goodwill of the Successor arose in connection with fresh start reporting that was applied at Emergence and was allocated to the Retail Electric segment (see Note 3). Of the goodwill recorded at Emergence, $1.686 billion is considered purchased goodwill and is deductible for tax purposes over 15 years on a straight-line basis. The goodwill of our Predecessor arose in connection with accounting for the Merger.

	Successor	Predecessor
	Period from October 3, 2016 through December 31, 2016	Period from January 1, 2016 through October 2, 2016	Year Ended December 31, 2015
Balance at beginning of period	$1,907	$152	$2,352
Noncash impairment charges	—	—	(2,200)

Balance at end of period (a)	$1,907	$152	$152

(a)	At December 31, 2016, all goodwill related to the Retail Electricity segment. Predecessor periods are net of accumulated impairment charges totaling $18.170 billion.

Predecessor Goodwill Impairments

Goodwill and intangible assets with indefinite useful lives are required to be tested for impairment at least annually or whenever events or changes in circumstances indicate an impairment may exist.

During the fourth quarter of 2015, our Predecessor performed a goodwill impairment analysis as of its annual testing date of December 1. Further, during the fourth quarter of 2015, there were significant declines in the market values of several similarly situated peer companies with publicly traded equity, which indicated our

Predecessor’s overall enterprise value should be reassessed. Our Predecessor’s testing resulted in an impairment of goodwill of $800 million at December 1, 2015.

During the first nine months of 2015, our Predecessor experienced impairment indicators related to decreases in forward wholesale electricity prices when compared to those prices reflected in its December 1, 2014 goodwill impairment testing analysis. As a result, the likelihood of goodwill impairments had increased, and our Predecessor initiated further testing of goodwill. Our Predecessor’s testing of goodwill for impairment during the first nine months of 2015 resulted in impairment charges totaling $1.4 billion.

Identifiable Intangible Assets

Identifiable intangible assets, including the impact of fresh start reporting (see Note 3), are comprised of the following:

	Successor			Predecessor
	December 31, 2016			December 31, 2015
Identifiable Intangible Asset	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Retail customer relationship	$1,648	$152	$1,496	$463	$442	$21
Software and other technology-related assets	147	9	138	385	224	161
Electricity supply contract	190	2	188	—	—	—
Retail and wholesale contracts	164	38	126	—	—	—
Other identifiable intangible assets (a)	30	2	28	72	35	37

Total identifiable intangible assets subject to amortization (b)	$2,179	$203	1,976	$920	$701	219

Retail trade names (not subject to amortization)			1,225			955
Mineral interests (not currently subject to amortization)			4			5

Total identifiable intangible assets			$3,205			$1,179

(a)	Includes favorable purchase and sales contracts, environmental allowances and credits and mining development costs. See discussion below regarding impairment charges recorded in the year ended December 31, 2015 related to other identifiable intangible assets.
(b)	Amounts related to fully amortized assets that are expired, or of no economic value, have been excluded from both the gross carrying and accumulated amortization amounts.

Amortization expense related to finite-lived identifiable intangible assets (including the classification in the statements of consolidated income (loss)) consisted of:

Identifiable Intangible Asset	Statements of Consolidated Income (Loss) Line	Successor		Predecessor
		Remaining useful lives at December 31, 2016 (weighted average in years)	Period from October 3, 2016 through December 31, 2016	Period from January 1, 2016 through October 2, 2016	Year Ended December 31,
					2015	2014
Retail customer relationship	Depreciation and amortization	4	$152	$9	$17	$23
Software and other technology-related assets	Depreciation and amortization	4	9	44	60	59
Electricity supply contract	Operating revenues	22	2	—	—	—
Retail and wholesale contracts	Operating revenues/fuel, purchased power costs and delivery fees	2	38	—	—	—
Other identifiable intangible assets	Operating revenues/fuel, purchased power costs and delivery fees/depreciation and amortization	5	2	6	30	88

Total amortization expense (a)			$203	$59	$107	$170

(a)	Amounts recorded in depreciation and amortization totaled $162 million, $58 million, $85 million and $116 million for the Successor period from October 3, 2016 through December 31, 2016, the Predecessor period from January 1, 2016 through October 2, 2016 and the years ended December 31, 2015 and 2014, respectively.

Following is a description of the separately identifiable intangible assets. In connection with fresh start reporting (see Note 3), the intangible assets were adjusted based on their estimated fair value as of the Effective Date, based on observable prices or estimates of fair value using valuation models.

•	Retail customer relationship – Retail customer relationship intangible asset represents the fair value of our non-contracted retail customer base, including residential and business customers, and is being amortized using an accelerated method based on historical customer attrition rates and reflecting the expected pattern in which economic benefits are realized over their estimated useful life.

•	Retail trade names – Our retail trade name intangible asset represents the fair value of the TXU EnergyTM and 4Change EnergyTM trade names, and was determined to be an indefinite-lived asset not subject to amortization. This intangible asset is evaluated for impairment at least annually in accordance with accounting guidance related to goodwill and other indefinite-lived intangible assets. Significant assumptions included within the development of the fair value estimate include TXU Energy’s and 4Change Energy’s estimated gross margins for future periods and implied royalty rates.

•	Electricity supply contract – The electricity supply contract represents a long-term fixed-price supply contract for the sale of electricity from one of our generation facilities that was measured at fair value at Emergence. The value of this contract under our Predecessor was recorded as an unfavorable liability due to prevailing market prices of electricity when the contract was established at the Merger. Significant assumptions included in the fair value measurement for this contract include long-term wholesale electricity price forecasts and operating cost forecasts for the respective generation facility.

•	Retail and wholesale contracts – These intangible assets represent the favorable value of various retail and wholesale contracts (both purchase and sale contracts) that were measured at fair value by utilizing prevailing market prices for commodities or services compared to the fixed prices contained in these agreements. The value of these contracts is being amortized using a method that is based on the monthly value of each contract measured at Emergence.

Successor Estimated Amortization of Identifiable Intangible Assets

As of December 31, 2016, the estimated aggregate amortization expense of identifiable intangible assets for each of the next five fiscal years is as shown below.

Year	Estimated Amortization Expense
2017	$523
2018	$365
2019	$267
2020	$191
2021	$143

Predecessor Intangible Impairments

The impairments of generation facilities in 2015 (see Note 8) resulted in the impairment of the SO2 allowances under the Clean Air Act’s acid rain cap-and-trade program that are associated with those facilities to the extent they are not projected to be used at other sites. The fair market values of the SO2 allowances were estimated to be de minimis based on Level 3 fair value estimates (see Note 16). Our Predecessor also impaired certain of its SO2 allowances under the Cross-State Air Pollution Rule (CSAPR) related to the impaired generation facilities. Accordingly, in the year ended December 31, 2015, our Predecessor recorded noncash impairment charges of $55 million (before deferred income tax benefit) in other deductions (see Note 22) related to its existing environmental allowances and credits intangible asset. SO2 emission allowances granted under the acid rain cap-and-trade program were recorded as intangible assets at fair value in connection with purchase accounting related to the Merger in 2007. Additionally, the impairments of generation and related mining facilities in September 2015 resulted in recording noncash impairment charges of $19 million (before deferred income tax benefit) in other deductions (see Note 22) related to mine development costs (included in other identifiable intangible assets in the table above) at the facilities.

During the three months ended March 31, 2015, our Predecessor determined that certain intangible assets related to favorable power purchase contracts should be evaluated for impairment. That conclusion was based on further declines in wholesale electricity prices in ERCOT experienced during the three months ended March 31, 2015. The fair value measurement was based on a discounted cash flow analysis of the contracts that compared the contractual price and terms of the contract to forecasted wholesale electricity and renewable energy credit (REC) prices in ERCOT. As a result of the analysis, our Predecessor recorded a noncash impairment charge of $8 million (before deferred income tax benefit) in other deductions (see Note 22).

During the fourth quarter of 2014, our Predecessor determined that certain intangible assets related to favorable power purchase contracts should be evaluated for impairment. That conclusion was based on the combination of (1) the review of contracts for rejection as part of the Chapter 11 Cases, which could result in termination of contracts before the end of their estimated useful life and (2) declines in wholesale electricity prices. The fair value measurement was based on a discounted cash flow analysis of the contracts that compared the contractual price and terms of the contract to forecasted wholesale electricity and REC prices in ERCOT. As a result of the analysis, TCEH recorded a noncash impairment charge of $183 million (before deferred income tax benefit) in other deductions (see Note 22).

As a result of the CSAPR, which became effective on January 1, 2015, and other new or proposed EPA rules, our Predecessor projected that as of December 31, 2014 it had excess SO2 emission allowances under the

Clean Air Act’s existing acid rain cap-and-trade program. In addition, the impairments of the Monticello, Martin Lake and Sandow 5 generation facilities (see Note 8) resulted in the impairment of the SO2 allowances associated with those facilities to the extent they are not projected to be used at other sites. The fair market values of the SO2 allowances were estimated to be de minimis based on Level 3 fair value estimates (see Note 16). Accordingly, a noncash impairment charge of $80 million (before deferred income tax benefit) was recorded in other deductions related to its existing environmental allowances and credits intangible asset in 2014. SO2 emission allowances previously granted were recorded as intangible assets at fair value in connection with purchase accounting related to the Merger in 2007.

8. PREDECESSOR IMPAIRMENT OF LONG-LIVED ASSETS

Impairment of Lignite/Coal Fueled Generation and Mining Assets

We evaluated our generation assets for impairment during 2015 as a result of impairment indicators related to the continued decline in forecasted wholesale electricity prices in ERCOT. Our evaluations concluded that impairments existed, and the carrying values at our Big Brown, Martin Lake, Monticello, Sandow 4 and Sandow 5 generation facilities and related mining facilities were reduced in total by $2.541 billion.

Our fair value measurement for these assets was determined based on an income approach that utilized probability-weighted estimates of discounted future cash flows, which were Level 3 fair value measurements (see Note 16). Key inputs into the fair value measurement for these assets included current forecasted wholesale electricity prices in ERCOT, forecasted fuel prices, capital and operating expenditure forecasts and discount rates.

9. INCOME TAXES

EFH Corp. files a US federal income tax return that includes the results of EFCH, EFIH, Oncor Holdings and, prior to the Effective Date, TCEH. Prior to the Effective Date, EFH Corp. was the corporate parent of the EFH Corp. consolidated group, while each of EFIH, Oncor Holdings, EFCH and TCEH were classified as a disregarded entity for US federal income tax purposes. Pursuant to applicable US Treasury regulations and published guidance of the IRS, corporations that are members of a consolidated group have joint and several liability for the taxes of such group. Subsequent to the Effective Date, the TCEH Debtors and the Contributed EFH Debtors are no longer included in the consolidated federal income tax return of EFH Corp. and will be included in Vistra Energy’s consolidated federal income tax return.

Prior to the Effective Date, EFH Corp. and certain of its subsidiaries (including EFCH, EFIH, and TCEH, but not including Oncor Holdings and Oncor) were parties to a Federal and State Income Tax Allocation Agreement, which provided, among other things, that any corporate member or disregarded entity in the EFH Corp. group is required to make payments to EFH Corp. in an amount calculated to approximate the amount of tax liability such entity would have owed if it filed a separate corporate tax return. Pursuant to the Plan of Reorganization, the TCEH Debtors and the Contributed EFH Debtors rejected this agreement on the Effective Date. See Notes 2 and 10 for a discussion of the Tax Matters Agreement that was entered into on the Effective Date between EFH Corp. and Vistra Energy. Additionally, since the date of the Settlement Agreement, no further cash payments among the Debtors were made in respect of federal income taxes. The Settlement Agreement did not alter the allocation and payment for state income taxes, which continued to be settled prior to the Effective Date.

Income Tax Expense (Benefit)

The components of our income tax expense (benefit) are as follows:

	Successor	Predecessor
	Period from October 3, 2016 through December 31, 2016	Period from January 1, 2016 through October 2, 2016	Year Ended December 31,
			2015	2014
Current:
US Federal	$—	$(6)	$(17)	$30
State	6	9	21	28

Total current	6	3	4	58

Deferred:
US Federal	(75)	(1,234)	(811)	(2,361)
State	(1)	(36)	(72)	(17)

Total deferred	(76)	(1,270)	(883)	(2,378)

Total	$(70)	$(1,267)	$(879)	$(2,320)

Reconciliation of income taxes computed at the US federal statutory rate to income tax benefit recorded:

	Successor	Predecessor
	Period from October 3, 2016 through December 31, 2016	Period from January 1, 2016 through October 2, 2016	Year Ended December 31,
			2015	2014
Income (loss) before income taxes	$(233)	$21,584	$(5,556)	$(8,549)

Income taxes at the US federal statutory rate of 35%	(82)	7,554	(1,945)	(2,992)
Nondeductible TRA accretion	5	—	—	—
IRS audit and appeals settlements	—	—	—	53
Nondeductible goodwill impairment	—	—	770	560
Texas margin tax, net of federal benefit	3	(21)	—	10
Lignite depletion allowance	—	—	(8)	(14)
Interest accrued for uncertain tax positions, net of tax	—	—	(2)	—
Nondeductible interest expense	—	12	21	21
Nondeductible debt restructuring costs	2	38	64	42
Valuation allowance	—	(210)	210	—
Nontaxable gain on extinguishment of LSTC	—	(8,593)	—	—
Other	2	(47)	11	—

Income tax benefit	$(70)	$(1,267)	$(879)	$(2,320)

Effective tax rate	30.0%	(5.9)%	15.8%	27.1%

Deferred Income Tax Balances

Deferred income taxes provided for temporary differences based on tax laws in effect at December 31, 2016 and 2015 are as follows:

	Successor	Predecessor
	December 31, 2016	December 31, 2015
Noncurrent Deferred Income Tax Assets
Alternative minimum tax credit carryforwards	$—	$22
Net operating loss (NOL) carryforwards	8	440
Unfavorable purchase and sales contracts	—	193
Commodity contracts and interest rate swaps	—	125
Property, plant and equipment	943	—
Intangible assets	29	—
Debt extinguishment gains	52	1,109
Employee benefit obligations	84	51
Other	6	55

Total deferred tax assets	1,122	1,995

Noncurrent Deferred Income Tax Liabilities
Property, plant and equipment	—	1,541
Identifiable intangible assets	—	320
Accrued interest	—	138

Total deferred tax liabilities	—	1,999

Valuation allowance	—	209

Net Deferred Income Tax (Asset) Liability	$(1,122)	$213

Successor

At December 31, 2016, we had total deferred tax assets of approximately $1.1 billion that was substantially comprised of book and tax basis differences related to our generation and mining property, plant and equipment. As of December 31, 2016, we assessed the need for a valuation allowance related to our deferred tax asset and considered both positive and negative evidence related to the likelihood of realization of the deferred tax assets. In connection with that analysis, we concluded that it is more likely than not that the deferred tax assets would be fully utilized by future taxable income, and thus, no valuation allowance was recognized.

At December 31, 2016, we had $21 million in net operating loss (NOL) carryforwards for federal income tax purposes that will expire in 2037. At December 31, 2016, we had no alternative minimum tax (AMT) credit carryforwards available.

The income tax effects of the components included in accumulated other comprehensive income totaled a net deferred tax liability of $3 million at December 31, 2016.

Predecessor

At December 31, 2015 our Predecessor had $1.257 billion in net operating loss (NOL) carryforwards for federal income tax purposes that will expire between 2035 and 2036. Audit settlements reached in 2013 resulted in the elimination of substantially all NOL carryforwards generated through 2013 and available AMT credits. The NOL carryforwards can be used to offset future taxable income. Our Predecessor believed that it was more likely than not that the full tax benefit from the NOLs would not be realized. In recognition of this risk, our Predecessor recorded a valuation allowance of $209 million on the net deferred tax assets balance at December 31, 2015. In assessing the need for the valuation allowance, our Predecessor considered both positive and negative evidence related to the likelihood of realization of the deferred tax assets. As a result of our

Predecessor’s assessment, it was concluded that there was uncertainty as to whether the current deferred tax assets (other than our Predecessor’s indefinite lived deferred tax assets) would be fully utilized by future reversals of existing taxable temporary differences.

During 2015, our Predecessor’s deferred tax liabilities related to property, plant and equipment were significantly reduced due to impairment charges on certain long-lived assets recorded in those periods. See Note 8 for a discussion of impairment charges. Additionally, our deferred tax liabilities related to debt fair value discounts were eliminated due to the write-off of unamortized deferred debt issuance and extension costs, premiums and discounts previously classified as LSTC.

The income tax effects of the components included in accumulated other comprehensive income totaled a net deferred tax asset of $18 million at December 31, 2015.

Liability for Uncertain Tax Positions

Accounting guidance related to uncertain tax positions requires that all tax positions subject to uncertainty be reviewed and assessed with recognition and measurement of the tax benefit based on a “more-likely-than-not” standard with respect to the ultimate outcome, regardless of whether this assessment is favorable or unfavorable.

Successor

Vistra Energy and its subsidiaries file income tax returns in US federal and state jurisdictions and are expected to be subject to examinations by the IRS and other taxing authorities. Vistra Energy is not currently under audit for any period, and we have no uncertain tax positions at December 31, 2016.

Predecessor

EFH Corp. and its subsidiaries file or have filed income tax returns in US Federal, state and foreign jurisdictions and are subject to examinations by the IRS and other taxing authorities. Examinations of income tax returns filed by EFH Corp. and any of its subsidiaries for the years ending prior to January 1, 2015 are complete. The IRS chose not to audit the tax return filed by EFH Corp. for the 2015 tax year, and the federal income tax return for the 2016 tax year has not yet been filed. Texas franchise and margin tax return examinations have been completed.

In September 2016, EFH Corp. entered into a settlement agreement with the Texas Comptroller of Public Accounts (Comptroller) whereby the Comptroller agreed to release all claims and liabilities related to the EFH Corp. consolidated group’s state taxes, including sales tax, gross receipts utility tax, franchise tax and direct pay tax, through the agreement date, in exchange for a release of all refund claims and a one-time payment of $12 million. This settlement was entered and approved by the Bankruptcy Court in September 2016. As a result of the settlement, our Predecessor reduced the liability for uncertain tax positions by $27 million.

In July 2016, EFH Corp. executed a Revenue Agent Report (RAR) with the IRS for the 2010 through 2013 tax years. As a result of the RAR, our Predecessor reduced the liability for uncertain tax positions by $1 million, resulting in a reclassification to the accumulated deferred income tax liability. Total cash payment to be assessed by the IRS for tax years 2010 through 2013, but not expected to be paid during the pendency of the Chapter 11 Cases of the EFH Debtors, is approximately $15 million, plus any interest that may be assessed.

In March 2016, EFH Corp. signed a RAR with the IRS for the 2014 tax year. No financial statement impacts resulted from the signing of the 2014 RAR.

In June 2015, EFH Corp. signed a RAR with the IRS for the 2008 and 2009 tax years. The Bankruptcy Court approved EFH Corp.’s signing of the RAR in July 2015. As a result of EFH Corp. signing this RAR, our

Predecessor reduced the liability for uncertain tax positions by $22 million, resulting in a $18 million increase in noncurrent inter-company tax payable to EFH Corp., a $2 million reclassification to the accumulated deferred income tax liability and the recording of a $2 million income tax benefit. Total cash payment to be assessed by the IRS for tax years 2008 and 2009, but not paid during the pendency of the Chapter 11 Cases of the EFH Debtors, is approximately $15 million, plus any interest that may be assessed.

In 2014, the IRS filed a claim with the Bankruptcy Court for open tax years through 2013 that was consistent with the settlement EFH Corp. reached with IRS Appeals for tax years 2003-2006. Also in 2014, EFH Corp. signed a final RAR with the IRS and associated documentation for the 2007 tax year. As a result of these events, EFH Corp. effectively settled the 2003-2007 open tax years, and our Predecessor reduced the liability for uncertain tax positions related to such years by $123 million, resulting in a $119 million reclassification to the accumulated deferred income tax liability and the recording of a $4 million income tax benefit reflecting the settlement of certain positions.

In recording the 2014 impacts, our Predecessor identified approximately $85 million of income tax expense related to 2013 which was recorded in December 2014. The impact of recording this expense was not material to the financial statements in 2013 or 2014.

Our Predecessor classified interest and penalties related to uncertain tax positions as current income tax expense. Ongoing accruals of interest after the IRS settlements were not material in 2015 and 2014.

Noncurrent liabilities of our Predecessor included a total of $4 million in accrued interest at December 31, 2015. The federal income tax benefit on the interest accrued on uncertain tax positions was recorded as accumulated deferred income taxes.

The following table summarizes the changes to the uncertain tax positions, reported in other noncurrent liabilities in the consolidated balance sheets, during the Predecessor period from January 1, 2016 through October 2, 2016 and the years ended December 31, 2015 and 2014, respectively:

	Predecessor
	Period from January 1, 2016 through October 2, 2016	Year Ended December 31,
		2015	2014
Balance at beginning of period, excluding interest and penalties	$36	$65	$184
Additions based on tax positions related to prior years	—	—	55
Reductions based on tax positions related to prior years	(1)	(11)	(155)
Additions based on tax positions related to the current year	—	—	—
Settlements with taxing authorities	(35)	(18)	(19)

Balance at end of period, excluding interest and penalties	$—	$36	$65

Tax Matters Agreement

On the Effective Date, we entered into a Tax Matters Agreement (the Tax Matters Agreement), with EFH Corp. whereby the parties have agreed to take certain actions and refrain from taking certain actions in order to preserve the intended tax treatment of the Spin-Off and to indemnify the other parties to the extent a breach of such agreement results in additional taxes to the other parties.

Among other things, the Tax Matters Agreement allocates the responsibility for taxes for periods prior to the Spin-Off between EFH Corp. and us. For periods prior to the Spin-Off: (a) Vistra Energy is generally required to reimburse EFH Corp. with respect to any taxes paid by EFH Corp. that are attributable to us and (b) EFH Corp. is generally required to reimburse us with respect to any taxes paid by us that are attributable to EFH Corp.

We are also required to indemnify EFH Corp. against taxes, under certain circumstance, if the IRS or another taxing authority successfully challenges the amount of gain relating to the PrefCo Preferred Stock Sale or the amount or allowance of EFH Corp.’s net operating loss deductions.

Subject to certain exceptions, the Tax Matters Agreement prohibits us from taking certain actions that could reasonably be expected to undermine the intended tax treatment of the Spin-Off or to jeopardize the conclusions of the private letter ruling we obtained from the IRS or opinions of counsel received by us or EFH Corp., in each case, in connection with the Spin-Off. Certain of these restrictions apply for two years after the Spin-Off.

Under the Tax Matters Agreement, we may engage in an otherwise restricted action if (a) we obtain written consent from EFH Corp., (b) such action or transaction is described in or otherwise consistent with the facts in the private letter ruling we obtained from the IRS in connection with the Spin-Off, (c) we obtain a supplemental private letter ruling from the IRS, or (d) we obtain an unqualified opinion of a nationally recognized law or accounting firm that is reasonably acceptable to EFH Corp. that the action will not affect the intended tax treatment of the Spin-Off.

10. TAX RECEIVABLE AGREEMENT OBLIGATION

On the Effective Date, Vistra Energy entered into a tax receivable agreement (the TRA) with a transfer agent on behalf of certain former first lien creditors of TCEH. The TRA generally provides for the payment by us to holders of TRA Rights of 85% of the amount of cash savings, if any, in United States federal and state income tax that we realize in periods after Emergence as a result of (a) certain transactions consummated pursuant to the Plan of Reorganization (including any step-up in tax basis in our assets resulting from the PrefCo Preferred Stock Sale), (b) the tax basis of all assets acquired in connection with the Lamar and Forney Acquisition in April 2016 and (c) tax benefits related to imputed interest deemed to be paid by us as a result of payments under the TRA, plus interest accruing from the due date of the applicable tax return.

Pursuant to the TRA, we issued the TRA Rights for the benefit of the first lien secured creditors of our Predecessor entitled to receive such TRA Rights under the Plan. Such TRA Rights are subject to various transfer restrictions described in the TRA and are entitled to certain registration rights more fully described in the Registration Rights Agreement.

The estimate of fair value of $574 million for the Tax Receivable Agreement Obligation on the Effective Date was the discounted amount of projected payments under the TRA, based on certain assumptions, including but not limited to:

•	the amount of tax basis step-up resulting from the PrefCo Preferred Stock Sale, which is expected to be approximately $5.5 billion, and the allocation of such tax basis step-up among the assets subject thereto;

•	the depreciable lives of the assets subject to such tax basis step-up, which generally is expected to be 15 years for most of such assets;

•	a federal corporate income tax rate of 35%;

•	the Company will generally generate sufficient taxable income so as to be able to utilize the deductions arising out of (i) the tax basis step-up attributable to the PrefCo Preferred Stock Sale, (ii) the entire tax basis of the assets acquired as a result of the Lamar and Forney Acquisition (as defined herein), and (iii) tax benefits related to imputed interest deemed to be paid by us as a result of payments under the TRA in the tax year in which such deductions arise, and

•	a discount rate of 15%, which represents our view of the rate that a market participant would use based on the risk associated with the uncertainty in the amount and timing of the cash flows. The aggregate amount of undiscounted payments under the TRA is estimated to be approximately $2.1 billion, with more than 90% of such amount expected to be attributable to the first 15 tax years following Emergence, and the final payment expected to be made approximately 40 years following Emergence (assuming that the TRA is not terminated earlier pursuant to its terms).

The fair value of the obligation at the Emergence Date is being accreted to the amount of the gross expected obligation using the effective interest method. Changes in the amount of this obligation resulting from changes to either the timing or amount of cash flows are recognized in the period of change and measured using the discount rate inherent in the initial fair value of the obligation. During the period from October 3, 2016 to December 31, 2016, the Impacts of Tax Receivable Agreement on the statement of consolidated income (loss) was $22 million, which represents accretion expense for the period, and the balance at December 31, 2016 totaled $596 million.

Under the Internal Revenue Code, a corporation’s ability to utilize certain tax attributes, including depreciation, may be limited following an ownership change if the corporation’s overall asset tax basis exceeds the overall fair market value of its assets (after making certain adjustments). The Spin-Off resulted in an ownership change and it is expected that the overall tax basis of our assets may have exceeded the overall fair market value of our assets at such time. As a result, there may be a limitation on our ability to claim a portion of our depreciation deductions for a five-year period. This limitation could have a material impact on our tax liabilities and on our obligations under the TRA Rights. In addition, any future ownership change of Vistra Energy following Emergence could likewise result in additional limitations on our ability to use certain tax attributes existing at the time of any such ownership change and have an impact on our tax liabilities and on our obligations with respect to the TRA Rights under the TRA.

11. INTEREST EXPENSE AND RELATED CHARGES

	Successor	Predecessor
	Period from October 3, 2016 through December 31, 2016	Period from January 1, 2016 through October 2, 2016	Year Ended December 31,
			2015	2014
Interest paid/accrued post-Emergence	$51	$—	$—	$—
Interest paid/accrued on debtor-in-possession financing	—	76	63	37
Adequate protection amounts paid/accrued	—	977	1,233	828
Interest paid/accrued on pre-petition debt (a)	—	1	4	878
Noncash realized net loss on termination of interest rate swaps (offset in unrealized net gain) (Note 17)	—	—	—	1,225
Unrealized mark-to-market net (gain) loss on interest rate swaps	11	—	—	(1,290)
Amortization of debt issuance, amendment and extension costs and premiums/discounts	(1)	4	—	86
Dividends on mandatorily redeemable preferred stock	2	—	—	—
Capitalized interest	(3)	(9)	(11)	(17)
Other	—	—	—	2

Total interest expense and related charges	$60	$1,049	$1,289	$1,749

(a)	Includes amounts related to interest rate swaps totaling $193 million for the year ended December 31, 2014. Of the $193 million, $127 million is included in the liability arising from the termination of TCEH interest swaps as discussed in Note 17.

Predecessor

Interest expense for the Predecessor period from January 1, 2016 through October 2, 2016, the year ended December 31, 2015 and the post-petition period ended December 31, 2014 reflects interest paid and accrued on debtor-in-possession financing (see Note 13), adequate protection amounts paid and accrued, as approved by the Bankruptcy Court in June 2014 for the benefit of secured creditors of (a) $22.616 billion principal amount of outstanding borrowings from the TCEH Senior Secured Facilities, (b) $1.750 billion principal amount of outstanding TCEH Senior Secured Notes and (c) the $1.243 billion net liability related to the TCEH first lien interest rate swaps and natural gas hedging positions terminated shortly after the Bankruptcy Filing (see Note 2), in exchange for their consent to the senior secured, super-priority liens contained in the DIP Facility and any diminution in value of their interests in the pre-petition collateral from the Petition Date. The interest rates applicable to the adequate protection amounts paid/accrued was 4.95%, 4.69% and 4.65% (one-month LIBOR plus 4.50%) for the Predecessor period from January 1, 2016 through October 2, 2016, the year ended December 31, 2015 and the post-petition period ended December 31, 2014, respectively. As of the Effective Date, amounts of adequate protection payments were re-characterized as payments of principal.

The Bankruptcy Code generally restricts payment of interest on pre-petition debt, subject to certain exceptions. Other than amounts ordered or approved by the Bankruptcy Court, effective on the Petition Date, our Predecessor discontinued recording interest expense on outstanding pre-petition debt classified as LSTC. The table below shows contractual interest amounts, which were amounts due under the contractual terms of the outstanding debt, including debt subject to compromise during the Chapter 11 Cases. Interest expense reported in the statements of consolidated income (loss) does not include contractual interest on pre-petition debt classified as LSTC totaling $640 million, $897 million and $604 million for the Predecessor period from January 1, 2016 through October 2, 2016, the year ended December 31, 2015 and the post-petition period ended December 31, 2014, respectively, which had been stayed by the Bankruptcy Court effective on the Petition Date. Adequate protection paid/accrued presented below excludes interest paid/accrued on the TCEH first-lien interest rate and commodity hedge claims (see Note 17) totaling $47 million, $60 million and $40 million for the Predecessor period from January 1, 2016 through October 2, 2016, the year ended December 31, 2015 and the post-petition period ended December 31, 2014, respectively, as such amounts are not included in contractual interest amounts below. All adequate protection payments ceased as of the Emergence Date.

	Predecessor
	Period from January 1, 2016 through October 2, 2016	Year Ended December 31, 2015	Post-Petition Period Ended December 31, 2014
Contractual interest on debt classified as LSTC	$1,570	$2,070	$1,392
Adequate protection amounts paid/accrued	930	1,173	788

Contractual interest on debt classified as LSTC not paid/accrued	$640	$897	$604

12. EARNINGS PER SHARE

Basic earnings per share available to common shareholders are based on the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the treasury stock method. Due to the net loss for the Successor period from October 3, 2016 through December 31, 2016, the application of the treasury stock method would be antidilutive and all shares of stock options and restricted stock units (see Note 19) were excluded from the calculation of diluted net loss available for common stock presented below.

	Successor
	Period from October 3, 2016 through December 31, 2016
	Net Loss	Shares	Per Share Amount
Net loss available for common stock — basic	$(163)	427,560,620	$(0.38)

Net loss available for common stock — diluted	$(163)	427,560,620	$(0.38)

13. LONG-TERM DEBT

Successor

Amounts in the table below represent the categories of long-term debt obligation incurred by the Successor.

Successor
December 31, 2016
Vistra Operations Credit Facilities (a)	$4,515
Mandatorily redeemable preferred stock (b)	70
8.82% Building Financing due semiannually through February 11, 2022 (c)	36
Capital lease obligations	2

Total long-term debt including amounts due currently	4,623
Less amounts due currently	(46)

Total long-term debt less amounts due currently	$4,577

(a)	Borrowings under the Vistra Operations Credit Facilities in the consolidated balance sheet include debt premiums of $25 million, debt discounts of $2 million and debt issuance costs of $8 million.
(b)	Shares of mandatorily redeemable preferred stock in PrefCo issued as part of the spin-off of Vistra Energy from EFH Corp. (see Note 2). This subsidiary’s preferred stock is accounted for as a debt instrument under relevant accounting guidance.
(c)	Obligation related to a corporate office space capital lease contributed to Vistra Energy pursuant to the Plan of Reorganization. This obligation will be funded by amounts held in an escrow account and reflected in other noncurrent assets on the consolidated balance sheet at December 31, 2016.

Vistra Operations Credit Facilities — As of the Effective Date, the Vistra Operations Credit Facilities initially consisted of up to $4.250 billion in senior secured, first lien financing consisting of a revolving credit facility of up to $750 million, including a $500 million letter of credit sub-facility (Initial Revolving Credit Facility), a term loan facility of up to $2.850 billion (Initial Term Loan B Facility) and a term loan letter of credit facility of up to $650 million (Term Loan C Facility).

In December 2016, we incurred $1 billion of incremental term loans (Incremental Term Loan B Facility, and together with the Initial Term Loan B Facility, the Term Loan B Facility) and $110 million of incremental revolving credit commitments (Incremental Revolving Credit Facility, and together with the Initial Revolving Credit Facility, the Revolving Credit Facility). The letter of credit sub-facility was also increased from $500 million to $600 million. Proceeds from the Incremental Term Loan B Facility were used to fund the special cash dividend in the aggregate amount of $1 billion that was approved by Vistra Energy’s board of directors and paid in December 2016 (see Note 15).

The Vistra Operations Credit Facilities and related available capacity at December 31, 2016 are presented below.

		December 31, 2016
Vistra Operations Credit Facilities	Maturity Date	Facility Limit	Cash Borrowings	Available Credit Capacity
Revolving Credit Facility (a)	August 4, 2021	$860	$—	$860
Initial Term Loan B Facility (b)	August 4, 2023	2,850	2,850	—
Incremental Term Loan B Facility (c)	December 14, 2023	1,000	1,000	—
Term Loan C Facility (d)	August 4, 2023	650	650	131

Total Vistra Operations Credit Facilities		$5,360	$4,500	$991

(a)	Facility to be used for general corporate purposes.
(b)	Facility used to repay all amounts outstanding under the Predecessor’s DIP Facility and issuance costs for the DIP Roll Facilities, with the remaining balance used for general corporate purposes.
(c)	Facility used to fund a special cash dividend paid in December 2016 (see Note 15).
(d)	Facility used for issuing letters of credit for general corporate purposes. Borrowings under this facility were funded to collateral accounts that are reported as restricted cash in the consolidated balance sheet. At December 31, 2016, the restricted cash supported $519 million in letters of credit outstanding (see Note 22), leaving $131 million in available letter of credit capacity.

As of December 31, 2016, amounts borrowed under the Revolving Credit Facility would bear interest based on applicable LIBOR rates plus 3.25%, and there were no outstanding borrowings at December 31, 2016. As of December 31, 2016, amounts borrowed under the Initial Term Loan B Facility and the Term Loan C Facility bear interest based on applicable LIBOR rates, subject to a 1% floor, plus 4%, and the interest rate on outstanding borrowings was 5% at December 31, 2016. Amounts borrowed under the Incremental Term Loan B Facility bear interest based on applicable LIBOR rates, subject to a 0.75% floor, plus 3.25%, and the rate outstanding on outstanding borrowings was 4% at December 31, 2016. The Vistra Operation Credit Facilities also provides for certain additional fees payable to the agents and lenders, as well as availability fees payable with respect to any unused portions of the available Vistra Operations Credit Facilities.

In February 2017, certain pricing terms for the Vistra Operations Credit Facility were amended. Any amounts borrowed under the Revolving Credit Facility will bear interest based on applicable LIBOR rates plus 2.75%. Amounts borrowed under the Initial Term Loan B Facility and the Term Loan C Facility will bear interest based on applicable LIBOR rates, subject to a 0.75% floor, plus 2.75%.

We are required to make scheduled quarterly payments on the Term Loan B Facility in annual amounts equal to 1% of the original principal amount of the Term Loan B Facility with the balance paid at maturity. The first repayment will be made on March 31, 2017.

Obligations under the Vistra Operations Credit Facilities are secured by a lien covering substantially all of Vistra Energy’s consolidated assets, rights and properties, subject to certain exceptions set forth in the Vistra Operations Credit Facilities.

The Vistra Operations Credit Facilities also permit certain hedging agreements to be secured on a pari-passu basis with the Vistra Operations Credit Facilities in the event those hedging agreements met certain criteria set forth in the Vistra Operations Credit Facilities.

The Vistra Operation Credit Facilities provide for affirmative and negative covenants applicable to Vistra Energy, including affirmative covenants requiring us to provide financial and other information to the agents under the Vistra Operations Credit Facilities and to not change our lines of business, and negative covenants restricting Vistra Energy’s ability to incur additional indebtedness, make investments, dispose of assets, pay dividends, grant liens or take certain other actions, in each case except as permitted in the Vistra Operation Credit Facilities. Vistra Energy’s ability to borrow under the Vistra Operations Credit Facilities is subject to the satisfaction of certain customary conditions precedent set forth therein.

The Vistra Operations Credit Facilities provide for certain customary events of default, including events of default resulting from non-payment of principal, interest or fees when due, material breaches of representations and warranties, material breaches of covenants in the Vistra Operations Credit Facilities or ancillary loan documents, cross-defaults under other agreements or instruments and the entry of material judgments against Vistra Energy. Solely with respect to the Revolving Credit Facility, and solely during a compliance period (which, in general, is applicable when the aggregate revolving borrowings and issued revolving letters of credit (in excess of $100 million) exceed 30% of the revolving commitments), the agreement includes a covenant that requires the consolidated first lien net leverage ratio, which is based on the ratio of net first lien debt compared to an EBITDA calculation defined under the terms of the facilities, not exceed 4.25 to 1.00. Although we had no borrowings under the Revolving Credit Facility as of December 31, 2016, we would have been in compliance with this financial covenant if it were required to be tested. Upon the existence of an event of default, the Vistra Operations Credit Facilities provides that all principal, interest and other amounts due thereunder will become immediately due and payable, either automatically or at the election of specified lenders.

Maturities — Long-term debt maturities at December 31, 2016 are as follows:

Successor
December 31, 2016
2017	$46
2018	44
2019	44
2020	44
2021	45
Thereafter	4,380
Unamortized premiums, discounts and debt issuance costs	20

Total long-term debt including amounts due currently	$4,623

Interest Rate Swaps — In the Successor period from October 3, 2016 through December 31, 2016, we entered into $3.0 billion notional amount of interest rate swaps to hedge our exposure to our variable rate debt. The interest rate swaps, which become effective in January 2017, expire in July 2023 and, when taking into consideration the amended pricing on the Vistra Operations Credit Facilities discussed above, effectively fix the interest rates between 4.67% and 4.91%.

The interest rate swaps are secured by a first lien secured interest on a pari-passu basis with the Vistra Operations Credit Facilities.

Predecessor

DIP Roll Facilities — In August 2016, the Predecessor entered into the DIP Roll Facilities. The facilities provided for up to $4.250 billion in senior secured, super-priority financing consisting of a revolving credit facility of up to $750 million (DIP Roll Revolving Credit Facility), a term loan letter of credit facility of up to $650 million (DIP Roll Letter of Credit Facility) and a term loan facility of up to $2.850 billion (DIP Roll Term Loan Facility). The DIP Roll Facilities were senior, secured, super-priority debtor-in-possession credit agreements by and among the TCEH Debtors, the lenders that were party thereto from time to time and an administrative and collateral agent. The maturity date of the DIP Roll Facilities was the earlier of (a) October 31, 2017 or (b) the Effective Date. On the Effective Date, the DIP Roll Facilities converted to the Vistra Operations Credit Facilities discussed above.

Net proceeds from the DIP Roll Facilities totaled $3.465 billion and were used to repay $2.65 billion outstanding under the former DIP Facility, fund a $650 million collateral account used to backstop the issuances of letters of credit and pay $107 million of issuance costs. The remaining balance was used for general corporate purposes. Additionally, $800 million of cash from collateral accounts under the former DIP Facility that was used to backstop letters of credit was released to the Predecessor to be used for general corporate purposes.

DIP Facility — The DIP Facility provided for up to $3.375 billion in senior secured, super-priority financing consisting of a revolving credit facility of up to $1.950 billion (DIP Revolving Credit Facility) and a term loan facility of up to $1.425 billion (DIP Term Loan Facility). The DIP Facility was a senior, secured, super-priority credit agreement by and among the TCEH Debtors, the lenders that were party thereto and an administrative and collateral agent. At December 31, 2015, all $1.425 billion of the DIP Term Loan Facility were borrowed at an interest rate of 3.75%. Of this amount, $800 million represented amounts that supported issuances of letters of credit that were funded to a collateral account. Of the collateral account at December 31, 2015, $281 million was reported as cash and cash equivalents and $519 million was reported as restricted cash, which represented the amounts of outstanding letters of credit. At December 31, 2015, no amounts were borrowed under the DIP Revolving Credit Facility. As discussed above, in August 2016 all amounts under the DIP Facility were repaid using proceeds from the DIP Roll Facilities, and the $800 million of cash that was funded to the collateral account was released to TCEH to be used for general corporate purposes.

Other Long-Term Debt — Amounts in the Predecessor period represent pre-petition liabilities of the Predecessor that were not subject to compromise due to the debt being fully collateralized or specific orders from the Bankruptcy Court approving repayment of the debt.

Predecessor
December 31, 2015
7.48% Fixed Secured Facility Bonds with amortizing payments through January 2017 (a)	$13
Capital lease and other obligations	6

Total	19
Less amounts due currently	(16)

Total long-term debt not subject to compromise	$3

(a)	Debt issued by trust and secured by assets held by the trust.

14. COMMITMENTS AND CONTINGENCIES

Contractual Commitments

At December 31, 2016, we had contractual commitments under energy-related contracts, leases and other agreements as follows.

	Coal purchase and transportation agreements	Pipeline transportation and storage reservation fees	Nuclear Fuel Contracts	Other Contracts
2017	$338	$30	$72	$128
2018	—	21	91	55
2019	—	22	39	57
2020	—	22	43	54
2021	—	22	49	36
Thereafter	—	161	222	350

Total	$338	$278	$516	$680

Amounts in other contracts include certain long-term service and maintenance contracts related to our generation assets. The table above excludes TRA and pension and OPEB plan payments due to the uncertainty in the timing of those payments.

Expenditures under our coal purchase and coal transportation agreements totaled $109 million, $139 million, $218 million and $348 million for the Successor period from October 3, 2016 through December 31, 2016 and the Predecessor period from January 1, 2016 through October 2, 2016 and the years ended December 31, 2015 and 2014, respectively.

At December 31, 2016, future minimum lease payments under both capital leases and operating leases are as follows:

	Capital Leases	Operating Leases (a)
2017	$2	$25
2018	—	17
2019	—	14
2020	—	12
2021	—	9
Thereafter	—	153

Total future minimum lease payments	2	$230

Less amounts representing interest	—

Present value of future minimum lease payments	2
Less current portion	(2)

Long-term capital lease obligation	$—

(a)	Includes operating leases with initial or remaining noncancellable lease terms in excess of one year.

Rent reported as operating costs, fuel costs and SG&A expenses totaled $20 million, $39 million, $55 million and $54 million for the Successor period from October 3, 2016 through December 31, 2016 and the Predecessor period from January 1, 2016 through October 2, 2016 and the years ended December 31, 2015 and 2014, respectively.

Guarantees

We have entered into contracts that contain guarantees to unaffiliated parties that could require performance or payment under certain conditions. As of December 31, 2016, there are no material outstanding claims related to our guarantee obligations, and we do not anticipate we will be required to make any material payments under these guarantees.

Letters of Credit

At December 31, 2016, we had outstanding letters of credit under the Vistra Operations Credit Facilities totaling $519 million as follows:

•	$363 million to support commodity risk management and trading collateral requirements in the normal course of business, including over-the-counter and exchange-traded hedging transactions and collateral postings with ERCOT;

•	$70 million to support executory contracts and insurance agreements;

•	$55 million to support our REP financial requirements with the PUCT, and

•	$31 million for other credit support requirements.

Litigation

Litigation Related to EPA Reviews — In June 2008, the EPA issued an initial request for information to Luminant under the EPA’s authority under Section 114 of the Clean Air Act (CAA). The stated purpose of the request is to obtain information necessary to determine compliance with the CAA, including New Source Review standards and air permits issued by the TCEQ for the Big Brown, Monticello and Martin Lake generation facilities. In April 2013, Luminant received an additional information request from the EPA under Section 114 related to our Big Brown, Martin Lake and Monticello facilities as well as an initial information request related to our Sandow 4 generation facility.

In July 2012, the EPA sent Luminant a notice of violation alleging noncompliance with the CAA’s New Source Review standards and the air permits at our Martin Lake and Big Brown generation facilities. In August 2013, the US Department of Justice, acting as the attorneys for the EPA, filed a civil enforcement lawsuit against Luminant in federal district court in Dallas, alleging violations of the CAA, including its New Source Review standards, at our Big Brown and Martin Lake generation facilities. In August 2015, the district court granted Luminant’s motion to dismiss seven of the nine claims asserted by the EPA in the lawsuit. In August 2016, the EPA filed an amended complaint, eliminating one of the two remaining claims and withdrawing with prejudice a request for civil penalties in the other remaining claim. The EPA also filed a motion for entry of final judgment so that it could seek to appeal the district court’s dismissal decision. In September 2016, Luminant filed a response opposing the EPA’s motion for entry of final judgment. In October 2016, the district court denied the EPA’s motion for entry of final judgment and agreed that the remaining claim must be fully adjudicated at the district court or withdrawn with prejudice before the EPA may appeal the dismissal decision. In January 2017, the EPA dismissed its two remaining claims with prejudice and the district court entered final judgment in our favor. In March 2017, the EPA appealed the final judgment to the Fifth Circuit Court and Luminant filed a motion in the district court to recover its attorney fees and costs. We believe that we and Luminant have complied with all requirements of the CAA and intend to vigorously defend against the remaining allegations. The lawsuit requests the maximum civil penalties available under the CAA to the government of up to $32,500 to $37,500 per day for each alleged violation, depending on the date of the alleged violation, and injunctive relief, including an order requiring the installation of best available control technology at the affected units. An adverse outcome could require substantial capital expenditures that cannot be determined at this time or retirement of the plants at issue and could possibly require the payment of substantial penalties. We cannot predict the outcome of these proceedings, including the financial effects, if any.

Greenhouse Gas Emissions

In August 2015, the EPA finalized rules to address greenhouse gas (GHG) emissions from new, modified and reconstructed and existing electricity generation units, referred to as the Clean Power Plan. The rule for existing facilities would establish state-specific emissions rate goals to reduce nationwide CO2 emissions related to affected units by over 30% from 2012 emission levels by 2030. A number of parties, including Luminant, filed petitions for review in the US Court of Appeals for the District of Columbia Circuit (D.C. Circuit Court) for the rule for new, modified and reconstructed plants. In addition, a number of petitions for review of the rule for existing plants were filed in the D.C. Circuit Court by various parties and groups, including challenges from twenty-seven different states opposed to the rule as well as those from, among others, certain power generating companies, various business groups and some labor unions. Luminant also filed its own petition for review. In January 2016, a coalition of states, industry (including Luminant) and other parties filed applications with the US Supreme Court (Supreme Court) asking that the Supreme Court stay the rule while the D.C. Circuit Court reviews the legality of the rule for existing plants. In February 2016, the Supreme Court stayed the rule pending the conclusion of legal challenges on the rule before the D.C. Circuit Court and until the Supreme Court disposes of any subsequent petition for review. Oral argument on the merits of the legal challenges to the rule were heard in September 2016 before the entire D.C. Circuit Court. In March 2017, President Trump issued an Executive Order entitled Promoting Energy Independence and Economic Growth (Order). The Order covers a number of matters, including the Clean Power Plan. Among other provisions, the Order directs the EPA to review the Clean Power Plan and, if appropriate, suspend, revise or rescind the rules on existing and new, modified and reconstructed generating units. In addition, the Department of Justice has filed motions seeking to abate those cases until the EPA concludes its review of the rules, including any new rulemaking that results from that review. While we cannot predict the outcome of these rulemakings and related legal proceedings, or estimate a range of reasonably probable costs, if the rules are ultimately implemented or upheld as they were issued, they could have a material impact on our results of operations, liquidity or financial condition.

In August 2015, the EPA proposed model rules and federal plan requirements for states to consider as they develop state plans to comply with the rules for GHG emissions. A federal plan would then be finalized for a state if a state fails to submit a state plan by the deadlines established in the Clean Power Plan for existing plants or if the EPA disapproves a submitted state plan. Luminant filed comments on the federal plan proposal and model rules in January 2016. The Executive Order issued in March 2017, directed the EPA to review this proposed rule for consistency with the policies in the Order and, if appropriate, to revise or withdraw the proposed rule. While we cannot predict the timing or outcome of this rulemaking and related legal proceedings, or estimate a range of reasonably possible costs, they could have a material impact on our results of operations, liquidity or financial condition.

Cross-State Air Pollution Rule (CSAPR)

In July 2011, the EPA issued the CSAPR, compliance with which would have required significant additional reductions of SO2 and NOx emissions from our fossil fueled generation units. In February 2012, the EPA released a final rule (Final Revisions) and a proposed rule revising certain aspects of the CSAPR, including increases in the emissions budgets for Texas and our generation assets as compared to the July 2011 version of the rule. In June 2012, the EPA finalized the proposed rule (Second Revised Rule).

The CSAPR became effective January 1, 2015. In July 2015, following a remand of the case from the Supreme Court to consider further legal challenges, the D.C. Circuit Court unanimously ruled in favor of Luminant and other petitioners, holding that the CSAPR emissions budgets over-controlled Texas and other states. The D.C. Circuit Court remanded those states’ budgets to the EPA for prompt reconsideration. While Luminant planned to participate in the EPA’s reconsideration process to develop increased budgets for the 1997 ozone standard that do not over-control Texas, the EPA instead responded to the remand by proposing a new rulemaking that created new NOX ozone season budgets for the 2008 ozone standard without addressing the over-controlling budgets for the 1997 standard. Comments on the EPA’s proposal were submitted by Luminant in February 2016. In August 2016, the EPA disapproved Texas’s 2008 ozone SIP submittal and imposed a FIP in its place in October 2016. Texas filed a petition in the Fifth Circuit Court challenging the SIP disapproval and Luminant has intervened in support of Texas’s challenge. The State of Texas and Luminant have also both filed challenges in the D.C. Circuit Court challenging the EPA’s FIP and those cases are currently pending before that court. With respect to Texas’s SO2 emission budgets, in June 2016, the EPA issued a memorandum describing the EPA’s proposed approach for responding to the D.C. Circuit Court’s remand for reconsideration of the CSAPR SO2 emission budgets for Texas and three other states that had been remanded to the EPA by the D.C. Circuit Court. In the memorandum, the EPA stated that those four states could either voluntarily participate in the CSAPR by submitting a State Implementation Plan (SIP) revision adopting the SO2 budgets that had been previously held invalid by the D.C. Circuit Court and the current annual NOx budgets or, if the state chooses not to participate in the CSAPR, the EPA could withdraw the CSAPR Federal Implementation Plan (FIP) by the fall of 2016 for those states and address any interstate transport and regional haze obligations on a state-by-state basis. Texas has not indicated that it intends to adopt the over-controlling budgets and, in November 2016, the EPA proposed to withdraw the CSAPR FIP for Texas. Because the EPA has not finalized its proposal to remove Texas from the annual CSAPR programs, these programs will continue to apply to Texas and Texas sources. At this time, the EPA has not populated the allowance accounts for Texas sources with 2017 annual CSAPR program allowances. While we cannot predict the outcome of future proceedings related to the CSAPR, including the EPA’s recent actions concerning the CSAPR annual emissions budgets for affected states and participating in the CSAPR program, based upon our current operating plans we do not believe that the CSAPR itself will cause any material operational, financial or compliance issues to our business or require us to incur any material compliance costs.

Regional Haze — Reasonable Progress and Long-Term Strategies

The Regional Haze Program of the CAA establishes “as a national goal the prevention of any future, and the remedying of any existing, impairment of visibility in mandatory Class I federal areas, like national parks, which impairment results from manmade pollution.” There are two components to the Regional Haze Program. First, states must establish goals for reasonable progress for Class I federal areas within the state and establish long-term strategies to reach those goals and to assist Class I federal areas in neighboring states to achieve reasonable progress set by those states towards a goal of natural visibility by 2064. In February 2009, the TCEQ submitted a SIP concerning regional haze (Regional Haze SIP) to the EPA. In December 2011, the EPA proposed a limited disapproval of the Regional Haze SIP due to its reliance on the Clean Air Interstate Rule (CAIR) instead of the EPA’s replacement CSAPR program that the EPA proposed in July 2011. In August 2012, Luminant filed a petition for review in the Fifth Circuit Court challenging the EPA’s limited disapproval of the Regional Haze SIP on the grounds that the CAIR continued in effect pending the D.C. Circuit Court’s decision in the CSAPR litigation. In September 2012, Luminant filed a petition to intervene in a case filed by industry groups and other states and private parties in the D.C. Circuit Court challenging the EPA’s limited disapproval and issuance of a FIP regarding the regional haze BART program. The Fifth Circuit Court case has since been transferred to the D.C. Circuit Court and consolidated with other pending BART program regional haze appeals. Briefing in the D.C. Circuit Court was completed in March 2017.

In June 2014, the EPA issued requests for information under Section 114 of the CAA to Luminant and other generators in Texas related to the reasonable progress program. After releasing a proposed rule in November 2014 and receiving comments from a number of parties, including Luminant and the State of Texas in April 2015, the EPA released a final rule in January 2016 approving in part and disapproving in part Texas’ SIP for Regional Haze and issuing a FIP for Regional Haze. In the rule, the EPA asserts that the Texas SIP does not show reasonable progress in improving visibility for two areas in Texas and that its long-term strategy fails to make emission reductions needed to achieve reasonable progress in improving visibility in the Wichita Mountains of Oklahoma. The EPA’s proposed emission limits in the FIP assume additional control equipment for specific lignite/coal-fueled generation units across Texas, including new flue gas desulfurization systems (scrubbers) at seven electricity generating units and upgrades to existing scrubbers at seven electricity generating units. Specifically, for Luminant, the EPA’s FIP is based on new scrubbers at Big Brown Units 1 and 2 and Monticello Units 1 and 2 and scrubber upgrades at Martin Lake Units 1, 2 and 3, Monticello Unit 3 and Sandow

Unit 4. Luminant is continuing to evaluate the requirements and potential financial and operational impacts of the rule, but new scrubbers at the Big Brown and Monticello units necessary to achieve the emission limits required by the FIP (if those limits are possible to attain), along with the existence of low wholesale electricity prices in ERCOT, would likely challenge the long-term economic viability of those units. Under the terms of the rule, the scrubber upgrades will be required by February 2019, and the new scrubbers will be required by February 2021.

In March 2016, Luminant and a number of other parties, including the State of Texas, filed petitions for review in the US Fifth Circuit Court challenging the FIP’s Texas requirements. Luminant and other parties also filed motions to stay the FIP while the court reviews the legality of the EPA’s action. In July 2016, the Fifth Circuit Court denied the EPA’s motion to dismiss Luminant’s challenge to the FIP and denied the EPA’s motion to transfer the challenges Luminant, the other industry petitioners and the State of Texas filed to the D.C. Circuit Court. In addition, the Fifth Circuit Court granted the motions to stay filed by Luminant, the other industry petitioners and the State of Texas pending final review of the petitions for review. The case was abated until the end of November 2016 in order to allow the parties to pursue settlement discussions. Settlement discussions were unsuccessful, and in December 2016 the EPA filed a motion seeking a voluntary remand of the rule back to the EPA for further consideration of Luminant’s pending request for administrative reconsideration. Luminant and some of the other petitioners filed a response opposing the EPA’s motion to remand and filed a cross motion for vacatur of the rule in December 2016. In March 2017, the Fifth Circuit Court remanded the rule back to the EPA for reconsideration in light of the Court’s prior determination that we and the other petitioners demonstrated a substantial likelihood that the EPA exceeded its statutory authority and acted arbitrarily and capriciously, but the Court denied all of the other pending motions. The stay of the rule (and the emission control requirements) remains in effect. In addition, the Fifth Circuit Court denied the EPA’s motion to lift the stay as to parts of the rule implicated in the EPA’s subsequent BART proposal and the Court is retaining jurisdiction of the case and requiring the EPA to file status reports on its reconsideration every 15 days. While we cannot predict the outcome of the rulemaking and legal proceedings, or estimate a range of reasonably possible costs, the result may have a material impact on our results of operations, liquidity or financial condition.

Regional Haze — Best Available Retrofit Technology

The second part of the Regional Haze Program subjects electricity generation units built between 1962 and 1977, to best available retrofit technology (BART) standards designed to improve visibility if such units cause or contribute to impairment of visibility in a federal class I area. BART reductions of SO2 and NOX are required either on a unit-by-unit basis or are deemed satisfied by state participation in an EPA-approved regional trading program such as the CSAPR. In response to a lawsuit by environmental groups, the D.C. Circuit Court issued a consent decree in March 2012 that required the EPA to propose a decision on the Regional Haze SIP by May 2012 and finalize that decision by November 2012. The consent decree requires a FIP for any provisions that the EPA disapproves. The D.C. Circuit Court has amended the consent decree several times to extend the dates for the EPA to propose and finalize a decision on the Regional Haze SIP. The consent decree was modified in December 2015 to extend the deadline for the EPA to finalize action on the determination and adoption of requirements for BART for electricity generation. Under the amended consent decree, the EPA had until December 2016 to propose, and has until September 2017 to finalize, a FIP for BART for Texas electricity generation sources if the EPA determines that BART requirements have not been met. The EPA issued its proposed BART FIP for Texas in December 2016. The EPA’s proposed emission limits assume additional control equipment for specific lignite/coal-fueled generation units across Texas, including new flue gas desulfurization systems (scrubbers) at 12 electric generation units and upgrades to existing scrubbers at four electric generation units. Specifically, for Luminant, the EPA’s emission limitations are based on new scrubbers at Big Brown Units 1 and 2 and Monticello Units 1 and 2 and scrubber upgrades at Martin Lake Units 1, 2 and 3 and Monticello Unit 3. Luminant is continuing to evaluate the requirements and potential financial and operational impacts of the proposed rule, but new scrubbers at the Big Brown and Monticello units necessary to achieve the emission limits required by the FIP (if those limits are possible to attain), along with the existence of low wholesale power prices in ERCOT, would likely challenge the long-term economic viability of those units. Under the terms of the rule, the scrubber upgrades will be required within three years of the effective date of the final rule and the new scrubbers will be required within five years of the effective date of the final rule. We anticipate submitting comments on the proposed FIP when those are due in May 2017. While we cannot predict the outcome of the rulemaking and potential legal proceedings, or estimate a range of reasonably possible costs, the result may have a material impact on our results of operations, liquidity or financial condition.

Intersection of the CSAPR and Regional Haze Programs

Historically the EPA has considered compliance with a regional trading program, such as the CSAPR, as satisfying a state’s obligations under the BART portion of the Regional Haze Program. However, in the reasonable progress FIP, the EPA diverged from this approach and did not treat Texas’ compliance with the CSAPR as satisfying its obligations under the BART portion of the Regional Haze Program. The EPA concluded that it would not be appropriate to finalize that determination given the remand of the CSAPR budgets. As described above, the EPA has now proposed to remove Texas from the annual CSAPR trading programs. If Texas were in the CSAPR annual trading programs, the EPA would have no basis for its BART FIP because it has made a determination for Texas and all other states that participate in the CSAPR annual trading programs that such participation satisfies their BART obligations. We do not believe that EPA’s proposal to remove Texas from the CSAPR annual trading programs satisfies the D.C. Circuit Court’s mandate to the EPA to develop non-over-controlling budgets for Texas and we submitted comments on the EPA’s proposed rule to remove Texas from the CSAPR annual trading programs. While we cannot predict the outcome of these matters, or estimate a range of reasonably possible costs, the result may have a material impact on our results of operations, liquidity or financial condition.

Affirmative Defenses During Malfunctions

In February 2013, in response to a petition for rulemaking filed by the Sierra Club, the EPA proposed a rule requiring certain states to replace SIP exemptions for excess emissions during malfunctions with an affirmative defense. Texas was not included in that original proposal since it already had an EPA-approved affirmative defense provision in its SIP that was found to be lawful by the Fifth Circuit Court in 2013. In 2014, as a result of a D.C. Circuit Court decision striking down an affirmative defense in another EPA rule, the EPA revised its 2013 proposal to extend the EPA’s proposed findings of inadequacy to states that have affirmative defense provisions, including Texas. The EPA’s revised proposal would require Texas to remove or replace its EPA-approved affirmative defense provisions for excess emissions during startup, shutdown and maintenance events. In May 2015, the EPA finalized the proposal. In June 2015, Luminant filed a petition for review in the Fifth Circuit Court challenging certain aspects of the EPA’s final rule as they apply to the Texas SIP. The State of Texas and other parties have also filed similar petitions in the Fifth Circuit Court. In August 2015, the Fifth Circuit Court transferred the petitions that Luminant and other parties filed to the D.C. Circuit Court, and in October 2015 the petitions were consolidated with the pending petitions challenging the EPA’s action in the D.C. Circuit Court. Briefing in the D.C. Circuit Court on the challenges was completed in October 2016 and oral argument is set for May 2017. We cannot predict the timing or outcome of this proceeding, or estimate a range of reasonably possible costs, but implementation of the rule as finalized may have a material impact on our results of operations, liquidity or financial condition.

SO2 Designations for Texas

In February 2016, the EPA notified Texas of the EPA’s preliminary intention to designate nonattainment areas for counties surrounding our Big Brown, Monticello and Martin Lake generation plants based on modeling data submitted to the EPA by the Sierra Club. Such designation would potentially require the implementation of various controls or other requirements to demonstrate attainment. Luminant submitted comments challenging the use of modeling data rather than data from actual air quality monitoring equipment. In November 2016, the EPA finalized its proposed designations for Texas including finalizing the nonattainment designations for the areas referenced above. In doing so, the EPA ignored contradictory modeling that we submitted with our comments. The final designation mandates would be for Texas to begin the multi-year process to evaluate what potential emission controls or operational changes, if any, may be necessary to demonstrate attainment. In February 2017, the State of Texas and Luminant filed challenges to the nonattainment designations in the Fifth Circuit Court and protective petitions in the D.C. Circuit Court. In March 2017, the EPA filed a motion to transfer or dismiss our Fifth Circuit Court petition. In addition, Luminant has filed a request with the EPA to reconsider the rule and immediately stay its effective date. While we cannot predict the outcome of this matter, or estimate a range of reasonably possible costs, the result may have a material impact on our results of operations, liquidity or financial condition.

Other Matters

We are involved in various legal and administrative proceedings in the normal course of business, the ultimate resolutions of which, in the opinion of management, are not anticipated to have a material effect on our results of operations, liquidity or financial condition.

Labor Contracts

We employ certain personnel who are represented by labor unions, the terms of whose employment are governed by collective bargaining agreements. During 2015, all collective bargaining agreements covering bargaining unit personnel engaged in lignite mining operations, lignite-, coal- and nuclear-fueled generation operations and some of our natural gas-fueled generation operations were extended to March 2017. While we cannot predict the outcome of labor contract negotiations, we do not expect any changes in collective bargaining agreements to have a material adverse effect on our results of operations, liquidity or financial condition.

Nuclear Insurance

Nuclear insurance includes nuclear liability coverage, property damage, decontamination and accidental premature decommissioning coverage and accidental outage and/or extra expense coverage. We maintain nuclear insurance that meets or exceeds requirements promulgated by Section 170 (Price-Anderson) of the Atomic Energy Act (the Act) and Title 10 of the Code of Federal Regulations. We intend to maintain insurance against nuclear risks as long as such insurance is available. We are self-insured to the extent that losses (i) are within the policy deductibles, (ii) are not covered per policy exclusions, terms and limitations, (iii) exceed the amount of insurance maintained, or (iv) are not covered due to lack of insurance availability. Any such self-insured losses could have a material adverse effect on our results of operations, liquidity or financial condition.

With regard to liability coverage, the Act provides for financial protection for the public in the event of a significant nuclear generation plant incident. The Act sets the statutory limit of public liability for a single nuclear incident at $13.4 billion and requires nuclear generation plant operators to provide financial protection for this amount. However, the United States Congress could impose revenue-raising measures on the nuclear industry to pay claims that exceed the $13.4 billion limit for a single incident. As required, we insure against a possible nuclear incident at our Comanche Peak facility resulting in public nuclear-related bodily injury and property damage through a combination of private insurance and an industry-wide retrospective payment plan known as the Secondary Financial Protection (SFP).

Under the SFP, in the event of any single nuclear liability loss in excess of $375 million at any nuclear generation facility in the United States, each operating licensed reactor in the United States is subject to an annual assessment of up to $127.3 million. This approximately $127.3 million maximum assessment is subject to increases for inflation every five years, with the next expected adjustment scheduled to occur in September 2018. Assessments are currently limited to $19 million per operating licensed reactor per year per incident. As of December 31, 2016, our maximum potential assessment under the industry retrospective plan would be approximately $254.6 million per incident but no more than $37.9 million in any one year for each incident. The potential assessment is triggered by a nuclear liability loss in excess of $375 million per accident at any nuclear facility. For losses after January 1, 2017, the potential assessment applies in excess of $450 million.

The United States Nuclear Regulatory Commission (NRC) requires that nuclear generation plant license holders maintain at least $1.06 billion of nuclear decontamination and property damage insurance, and requires that the proceeds thereof be used to place a plant in a safe and stable condition, to decontaminate a plant pursuant to a plan submitted to, and approved by, the NRC prior to using the proceeds for plant repair or restoration, or to provide for premature decommissioning. We maintain nuclear decontamination and property damage insurance for our Comanche Peak facility in the amount of $2.25 billion and non-nuclear related property damage in the amount of $1.75 billion (subject to a $5 million deductible per accident except for natural hazards which are subject to a $9.5 million deductible per accident), above which we are self-insured.

We also maintain Accidental Outage insurance to cover the additional costs of obtaining replacement electricity from another source if one or both of the units at our Comanche Peak facility are out of service for more than 20 weeks as a result of covered direct physical damage. Such coverage provides for weekly payments per unit of up to $5.25 million for the first 52 weeks, up to $4.35 million for the next 35 weeks and up to $3.6 million for the remaining 36 weeks, after the initial waiting period. The total maximum coverage is $393 million for non-nuclear accidents and $555 million for nuclear accidents. The coverage amounts applicable to each unit will be reduced to 80% if both units are out of service at the same time as a result of the same accident.

15. EQUITY

Successor Shareholders’ Equity

Equity Issuances — As of December 31, 2016, 427,580,232 shares of Vistra Energy common stock were outstanding. On the Effective Date, 427,500,000 shares were issued pursuant to the Plan of Reorganization (see Note 2).

Dividends Declared — In December 2016, the board of directors of Vistra Energy approved the payment of a special cash dividend (Special Dividend) in the aggregate amount of approximately $1 billion ($2.32 per share of common stock) to holders of record of our common stock on December 19, 2016. The dividend was funded using borrowings under the Vistra Operations Credit Facilities (see Note 13).

Dividend Restrictions — The agreement governing the Vistra Operations Credit Facilities generally restricts our ability to make distributions or loans to any of our parent companies or their subsidiaries unless such distributions or loans were expressly permitted under the agreement governing such facility.

Under applicable Delaware General Corporate Law, we are prohibited from paying any distribution to the extent that immediately following payment of such distribution, we would be insolvent.

Accumulated Other Comprehensive Income — During the period from October 3, 2016 through December 31, 2016, we recorded a $6 million change in the funded status of our pension and other postretirement employee benefit liability; there were no amounts reclassified from accumulated other comprehensive income.

Predecessor Membership Interests

TCEH paid no dividends in the period from January 1, 2016 through October 2, 2016 nor the years ended December 31, 2015 and 2014.

16. FAIR VALUE MEASUREMENTS

Accounting standards related to the determination of fair value define fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between willing market participants at the measurement date. We use a mid-market valuation convention (the mid-point price between bid and ask prices) as a practical expedient to measure fair value for the majority of our assets and liabilities subject to fair value measurement on a recurring basis. We primarily use the market approach for recurring fair value measurements and use valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs.

We categorize our assets and liabilities recorded at fair value based upon the following fair value hierarchy:

•	Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Our Level 1 assets and liabilities include exchange-traded commodity contracts. For example, some of our derivatives are NYMEX or the IntercontinentalExchange (ICE, an electronic commodity derivative exchange) futures and swaps transacted through clearing brokers for which prices are actively quoted.

•	Level 2 valuations use inputs that, in the absence of actively quoted market prices, are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical or similar assets or liabilities in markets that are not active, (c) inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves observable at commonly quoted intervals and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other mathematical means. Our Level 2 valuations utilize over-the-counter broker quotes, quoted prices for similar assets or liabilities that are corroborated by correlations or other mathematical means, and other valuation inputs. For example, our Level 2 assets and liabilities include forward commodity positions at locations for which over-the-counter broker quotes are available.

•	Level 3 valuations use unobservable inputs for the asset or liability. Unobservable inputs are used to the extent observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. We use the most meaningful information available from the market combined with internally developed valuation methodologies to develop our best estimate of fair value. For example, our Level 3 assets and liabilities include certain derivatives with values derived from pricing models that utilize multiple inputs to the valuations, including inputs that are not observable or easily corroborated through other means. See further discussion below.

Our valuation policies and procedures were developed, maintained and validated by a centralized risk management group that reports to the Vistra Energy Chief Financial Officer.

We utilize several different valuation techniques to measure the fair value of assets and liabilities, relying primarily on the market approach of using prices and other market information for identical and/or comparable assets and liabilities for those items that are measured on a recurring basis. These methods include, among others, the use of broker quotes and statistical relationships between different price curves.

In utilizing broker quotes, we attempt to obtain multiple quotes from brokers (generally non-binding) that are active in the markets in which we participate (and require at least one quote from two brokers to determine a pricing input as observable); however, not all pricing inputs are quoted by brokers. The number of broker quotes received for certain pricing inputs varies depending on the depth of the trading market, each individual broker’s publication policy, recent trading volume trends and various other factors.

Probable loss from default by either us or our counterparties is considered in determining the fair value of derivative assets and liabilities. These non-performance risk adjustments take into consideration credit enhancements and the credit risks associated with our credit standing and the credit standing of our counterparties (see Note 17 for additional information regarding credit risk associated with our derivatives). We utilize credit ratings and default rate factors in calculating these fair value measurement adjustments.

Certain derivatives and financial instruments are valued utilizing option pricing models that take into consideration multiple inputs including, but not limited to, commodity prices, volatility factors, discount rates and other market based factors. Additionally, when there is not a sufficient amount of observable market data, valuation models are developed that incorporate proprietary views of market factors. Significant unobservable inputs used to develop the valuation models include volatility curves, correlation curves, illiquid pricing locations and credit/non-performance risk assumptions. Those valuation models are generally used in developing long-term forward price curves for certain commodities, in particular, long-term ERCOT wholesale power prices. We believe the development of such curves is consistent with industry practice; however, the fair value measurements resulting from such curves are classified as Level 3.

The significant unobservable inputs and valuation models are developed by employees trained and experienced in market operations and fair value measurements and validated by the company’s risk management group, which also further analyzes any significant changes in Level 3 measurements. Significant changes in the unobservable inputs could result in significant upward or downward changes in the fair value measurement.

With respect to amounts presented in the following fair value hierarchy tables, the fair value measurement of an asset or liability (e.g., a contract) is required to fall in its entirety in one level, based on the lowest level input that is significant to the fair value measurement. Certain assets and liabilities would be classified in Level 2 instead of Level 3 of the hierarchy except for the effects of credit reserves and non-performance risk adjustments, respectively. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability being measured.

Assets and liabilities measured at fair value on a recurring basis consisted of the following at the respective balance sheet dates shown below:

Successor
December 31, 2016
	Level 1	Level 2	Level 3 (a)	Reclassification (b)	Total
Assets:
Commodity contracts	$167	$131	$98	$—	$396
Interest rate swaps	—	5	—	13	18
Nuclear decommissioning trust — equity securities (c)	425	—	—	—	425
Nuclear decommissioning trust — debt securities (c)	—	340	—	—	340

Subtotal	$592	$476	$98	$13	1,179

Assets measured at net asset value (d):
Nuclear decommissioning trust — equity securities (c)					247

Total assets					$1,426

Liabilities:
Commodity contracts	$302	$15	$15	$—	$332
Interest rate swaps	—	16	—	13	29

Total liabilities	$302	$31	$15	$13	$361

Predecessor
December 31, 2015
	Level 1	Level 2	Level 3 (a)	Reclassification (b)	Total
Assets:
Commodity contracts	$385	$41	$49	$—	$475
Nuclear decommissioning trust — equity securities (c)	380	—	—	—	380
Nuclear decommissioning trust — debt securities (c)	—	319	—	—	319

Subtotal	$765	$360	$49	$—	1,174

Assets measured at net asset value (d):
Nuclear decommissioning trust — equity securities (c)					219

Total assets					$1,393

Liabilities:
Commodity contracts	$128	$64	$12	$—	$204

Total liabilities	$128	$64	$12	$—	$204

(a)	See table below for description of Level 3 assets and liabilities.
(b)	Fair values are determined on a contract basis, but certain contracts result in a current asset and a noncurrent liability, or vice versa, as presented in the consolidated balance sheets.
(c)	The nuclear decommissioning trust investment is included in the investments line in the condensed consolidated balance sheets. See Note 22.

(d)	Certain investments measured at fair value using the net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this line are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the condensed consolidated balance sheets.

Commodity contracts consist primarily of natural gas, electricity, fuel oil, uranium and coal agreements and include financial instruments entered into for hedging purposes as well as physical contracts that have not been designated normal purchases or sales. See Note 17 for further discussion regarding derivative instruments.

Nuclear decommissioning trust assets represent securities held for the purpose of funding the future retirement and decommissioning of our nuclear generation facility. These investments include equity, debt and other fixed-income securities consistent with investment rules established by the NRC and the PUCT.

The following tables present the fair value of the Level 3 assets and liabilities by major contract type and the significant unobservable inputs used in the valuations at December 31, 2016 and 2015:

Successor
December 31, 2016
	Fair Value
Contract Type (a)	Assets	Liabilities	Total	Valuation Technique	Significant Unobservable Input	Range (b)
Electricity purchases and sales	$32	$—	$32	Valuation Model	Hourly price curve shape (d)	$0 to $35/MWh
					Illiquid delivery periods for ERCOT hub power prices and heat rates (e)	$30 to $70/MWh
Electricity congestion revenue rights	42	(6)	36	Market Approach (f)	Illiquid price differences between settlement points (g)	$0 to $10/MWh
Other (h)	24	(9)	15

Total	$98	$(15)	$83

Predecessor
December 31, 2015
	Fair Value
Contract Type (a)	Assets	Liabilities	Total	Valuation Technique	Significant Unobservable Input	Range (b)
Electricity purchases and sales	$1	$(1)	$—	Valuation Model	Illiquid pricing locations (c)	$15 to $35/MWh
					Hourly price curve shape (d)	$15 to $45/MWh
Electricity congestion revenue rights	39	(4)	35	Market Approach (f)	Illiquid price differences between settlement points (g)	$0 to $10/MWh
Other (h)	9	(7)	2

Total	$49	$(12)	$37

(a)	Electricity purchase and sales contracts include power and heat rate hedging positions in ERCOT regions. Electricity options contracts consist of physical electricity options and spread options. Electricity congestion revenue rights contracts consist of forward purchase contracts (swaps and options) used to hedge electricity price differences between settlement points within ERCOT.
(b)	The range of the inputs may be influenced by factors such as time of day, delivery period, season and location.

(c)	Based on the historical range of forward average monthly ERCOT hub and load zone prices.
(d)	Based on the historical range of forward average hourly ERCOT North Hub prices.
(e)	Based on historical forward ERCOT power price and heat rate variability.
(f)	While we use the market approach, there is insufficient market data to consider the valuation liquid.
(g)	Based on the historical price differences between settlement points within ERCOT hubs and load zones.
(h)	Other includes contracts for ancillary services, natural gas, electricity options and coal options.

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy for the Successor period from October 3, 2016 through December 31, 2016 or the Predecessor period from January 1, 2016 through October 2, 2016 and the years ended December 31, 2015 and 2014. See the table of changes in fair values of Level 3 assets and liabilities below for discussion of transfers between Level 2 and Level 3 for the Successor period from October 3, 2016 through December 31, 2016 and the Predecessor period from January 1, 2016 through October 2, 2016 and the years ended December 31, 2015 and 2014. During the Predecessor period from January 1, 2016 through October 2, 2016, in conjunction with the Lamar and Forney Acquisition, we acquired certain electricity spread options that are classified in Level 3 of the fair value hierarchy.

The following table presents the changes in fair value of the Level 3 assets and liabilities for the Successor period from October 3, 2016 through December 31, 2016, the Predecessor period from January 1, 2016 through October 2, 2016 and the years ended December 31, 2015 and 2014.

	Successor	Predecessor
	Period from October 3, 2016 through December 31, 2016	Period from January 1, 2016 through October 2, 2016	Year Ended December 31,
			2015	2014
Net asset (liability) balance at beginning of period (a)	$81	$37	$35	$(973)

Total unrealized valuation gains (losses)	31	122	27	(97)
Purchases, issuances and settlements (b)
Purchases	15	37	49	63
Issuances	(7)	(20)	(13)	(5)
Settlements	(30)	(51)	(48)	1,053
Transfers into Level 3 (c)	3	1	1	—
Transfers out of Level 3 (c)	(10)	1	(14)	(6)
Net liabilities assumed in the Lamar and Forney Acquisition (Note 6) (d)	—	(30)	—	—

Net change (e)	2	60	2	1,008

Net asset balance at end of period	$83	$97	$37	$35

Unrealized valuation gains (losses) relating to instruments held at end of period	$28	$98	$18	$(5)

(a)	The beginning balance for the Successor period reflects a $16 million adjustment to the fair value of certain Level 3 assets driven by power prices utilized by the Successor for unobservable delivery periods.
(b)	Settlements reflect reversals of unrealized mark-to-market valuations. Purchases and issuances reflect option premiums paid or received, respectively.
(c)	Includes transfers due to changes in the observability of significant inputs. All Level 3 transfers during the periods presented are in and out of Level 2.
(d)	Includes fair value of Level 3 assets and liabilities as of the purchase date and any related rolloff between the purchase date and the period ended October 2, 2016.
(e)

Activity excludes changes in fair value in the month the positions settled as well as amounts related to positions entered into and settled in the same quarter. For the Successor period, substantially all changes in values of commodity contracts are reported in the statements of consolidated income (loss) in operating revenues or fuel, purchased power costs and delivery fees. For the Predecessor period, substantially all changes in values of commodity contracts (excluding net liabilities assumed in the Lamar and Forney Acquisition) are reported in the statements of consolidated income (loss) in net gain from commodity hedging and trading activities.

17. COMMODITY AND OTHER DERIVATIVE CONTRACTUAL ASSETS AND LIABILITIES

Strategic Use of Derivatives

We transact in derivative instruments, such as options, swaps, futures and forward contracts, to manage commodity price and interest rate risk. See Note 16 for a discussion of the fair value of derivatives.

Commodity Hedging and Trading Activity — We utilize natural gas derivatives as hedging instruments designed to reduce exposure to changes in future electricity prices due to changes in the price of natural gas, thereby hedging future revenues from electricity sales from our generation assets. In ERCOT, the wholesale price of electricity has generally moved with the price of natural gas. We also enter into derivatives, including electricity, natural gas, fuel oil, uranium, emission and coal instruments, generally for short-term fuel hedging and other purposes. Unrealized gains and losses arising from changes in the fair value of hedging and trading instruments as well as realized gains and losses upon settlement of the instruments are reported in the statements of consolidated income (loss) in operating revenues and fuel, purchased power costs and delivery fees in the Successor period and net gain from commodity hedging and trading activities in the Predecessor periods.

Interest Rate Swaps — Interest rate swap agreements are used to reduce exposure to interest rate changes by converting floating-rate interest rates to fixed rates, thereby hedging future interest costs and related cash flows. Unrealized gains and losses arising from changes in the fair value of the swaps as well as realized gains and losses upon settlement of the swaps are reported in the statements of consolidated income (loss) in interest expense and related charges.

Termination of Predecessor’s Commodity Hedges and Interest Rate Swaps — Commodity hedges and interest rate swaps entered into prior to the Petition Date are deemed to be forward contracts under the Bankruptcy Code. The Bankruptcy Filing constituted an event of default under these arrangements, and in accordance with the contractual terms, counterparties terminated certain positions shortly after the Bankruptcy Filing. The positions terminated consisted almost entirely of natural gas hedging positions and interest rate swaps that were secured by a first-lien interest in the same assets of TCEH on a pari passu basis with the TCEH Senior Secured Facilities and the TCEH Senior Secured Notes.

Entities with a first-lien security interest included counterparties to both our Predecessor’s natural gas hedging positions and interest rate swaps, which had entered into master agreements that provided for netting and setoff of amounts related to these positions. Additionally, certain counterparties to only our Predecessor’s interest rate swaps hold the same first-lien security interest. The total net liability of $1.243 billion as of December 31, 2015 was reported in the consolidated balance sheets as a liability subject to compromise. Additionally, prior to the Effective Date, counterparties associated with the net liability were allowed, and had been receiving, adequate protection payments related to their claims as permitted by TCEH’s cash collateral order approved by the Bankruptcy Court (see Note 11).

Financial Statement Effects of Derivatives

Substantially all derivative contractual assets and liabilities are accounted for under mark-to-market accounting consistent with accounting standards related to derivative instruments and hedging activities. The following tables provide detail of derivative contractual assets and liabilities as reported in the consolidated balance sheets at December 31, 2016 and 2015. Derivative asset and liability totals represent the net value of the contract, while the balance sheet totals represent the gross value of the contract.

	Successor
	December 31, 2016
	Derivative Assets		Derivative Liabilities
	Commodity contracts	Interest rate swaps	Commodity contracts	Interest rate swaps	Total
Current assets	$350	$—	$—	$—	$350
Noncurrent assets	46	17	—	1	64
Current liabilities	—	(12)	(330)	(17)	(359)
Noncurrent liabilities	—	—	(2)	—	(2)

Net assets (liabilities)	$396	$5	$(332)	$(16)	$53

	Predecessor
	December 31, 2015
	Derivative Assets		Derivative Liabilities
	Commodity contracts	Interest rate swaps	Commodity contracts	Interest rate swaps	Total
Current assets	$465	$—	$—	$—	$465
Noncurrent assets	10	—	—	—	10
Current liabilities	—	—	(203)	—	(203)
Noncurrent liabilities	—	—	(1)	—	(1)

Net assets (liabilities)	$475	$—	$(204)	$—	$271

At December 31, 2016 and 2015, there were no derivative positions accounted for as cash flow or fair value hedges.

The following table presents the pretax effect of derivatives on net income (gains (losses)), including realized and unrealized effects:

	Successor	Predecessor
	Period from October 3, 2016 through December 31, 2016	Period from January 1, 2016 through October 2, 2016	Year Ended December 31,
Derivative (statements of consolidated income (loss) presentation)			2015	2014
Commodity contracts (Operating revenues) (a)	$(92)	$—	$—	$—
Commodity contracts (Fuel, purchased power costs and delivery fees) (a)	21	—	—	—
Commodity contracts (Net gain (loss) from commodity hedging and trading activities) (a)	—	194	380	17
Interest rate swaps (Interest expense and related charges) (b)	(11)	—	—	(128)
Interest rate swaps (Reorganization items) (Note 4)	—	—	—	(277)

Net gain (loss)	$(82)	$194	$380	$(388)

(a)	Amount represents changes in fair value of positions in the derivative portfolio during the period, as realized amounts related to positions settled are assumed to equal reversals of previously recorded unrealized amounts.
(b)	Includes unrealized mark-to-market net gain (loss) as well as the net realized effect on interest paid/accrued, both reported in Interest Expense and Related Charges (see Note 11).

The pretax effect (all losses) on net income and other comprehensive income (OCI) of derivative instruments previously accounted for as cash flow hedges were immaterial in the Predecessor period from January 1, 2016 through October 2, 2016 and the years ended December 31, 2015 and 2014. There were no amounts recognized in OCI for the Successor period from October 3, 2016 through December 31, 2016 and the Predecessor period from January 1, 2016 through October 2, 2016 and the years ended December 31, 2015 and 2014.

Accumulated other comprehensive income related to cash flow hedges at December 31, 2015 totaled $33 million in net losses (after-tax), substantially all of which related to interest rate swaps previously accounted for as cash flow hedges. In conjunction with fresh start reporting (see Note 3), the balances in accumulated other comprehensive income were eliminated from the consolidated balance sheet on the Effective Date.

Balance Sheet Presentation of Derivatives

Consistent with elections under US GAAP to present amounts on a gross basis, we report derivative assets and liabilities in the consolidated balance sheets without taking into consideration netting arrangements we have with counterparties to those derivatives. We may enter into offsetting positions with the same counterparty, resulting in both assets and liabilities. Volatility in underlying commodity prices can result in significant changes in derivative assets and liabilities presented from period to period.

Margin deposits that contractually offset these derivative instruments are reported separately in the condensed consolidated balance sheets. Margin deposits received from counterparties are either used for working capital or other general corporate purposes or, if there are restrictions on the use of cash, amounts are deposited in a separate restricted cash account. At December 31, 2016 and 2015, essentially all margin deposits held were unrestricted.

We maintain standardized master netting agreements with certain counterparties that allow for the netting of positive and negative exposures. These agreements contain credit enhancements that allow for the right to offset assets and liabilities and collateral received in order to reduce credit exposure between us and the counterparty. These agreements contain specific language related to margin requirements, monthly settlement netting, cross-commodity netting and early termination netting, which is negotiated with the contract counterparty.

The following tables reconcile our derivative assets and liabilities as presented in the condensed consolidated balance sheets to net amounts after taking into consideration netting arrangements with counterparties and financial collateral:

	Successor				Predecessor
	December 31, 2016				December 31, 2015
	Amounts Presented in Balance Sheet	Offsetting Instruments (a)	Financial Collateral (Received) Pledged (b)	Net Amounts	Amounts Presented in Balance Sheet	Offsetting Instruments (a)	Financial Collateral (Received) Pledged (b)	Net Amounts
Derivative assets:
Commodity contracts	$396	$(193)	$(20)	$183	$475	$(145)	$(147)	$183
Interest rate swaps	5	—	—	5	—	—	—	—

Total derivative assets	401	(193)	(20)	188	475	(145)	(147)	183

Derivative liabilities:
Commodity contracts	(332)	193	136	(3)	(204)	145	6	(53)
Interest rate swaps	(16)	—	—	(16)	—	—	—	—

Total derivative liabilities	(348)	193	136	(19)	(204)	145	6	(53)

Net amounts	$53	$—	$116	$169	$271	$—	$(141)	$130

(a)	Amounts presented exclude trade accounts receivable and payable related to settled financial instruments.
(b)	Financial collateral consists entirely of cash margin deposits.

Derivative Volumes

The following table presents the gross notional amounts of derivative volumes at December 31, 2016 and 2015:

	Successor	Predecessor
	December 31, 2016	December 31, 2015
Derivative type	Notional Volume	Notional Volume	Unit of Measure
Natural gas (a)	1,282	1,489	Million MMBtu
Electricity	75,322	58,022	GWh
Congestion Revenue Rights (b)	126,573	106,260	GWh
Coal	12	10	Million US tons
Fuel oil	34	35	Million gallons
Uranium	25	75	Thousand pounds
Interest rate swaps — Floating/Fixed (c)	$3,000	$—	Million US dollars

(a)	Represents gross notional forward sales, purchases and options transactions, locational basis swaps and other natural gas transactions.

(b)	Represents gross forward purchases associated with instruments used to hedge electricity price differences between settlement points within ERCOT.
(c)	Successor period includes notional amounts of interest rate swaps that become effective in January 2017 and have maturity dates through July 2023.

Credit Risk-Related Contingent Features of Derivatives

The agreements that govern our derivative instrument transactions may contain certain credit risk-related contingent features that could trigger liquidity requirements in the form of cash collateral, letters of credit or some other form of credit enhancement. Certain of these agreements require the posting of collateral if our credit rating is downgraded by one or more credit rating agencies.

At December 31, 2016 and 2015, the fair value of liabilities related to derivative instruments under agreements with credit risk-related contingent features that were not fully collateralized totaled $13 million and $58 million, respectively. The liquidity exposure associated with these liabilities was reduced by cash and letter of credit postings with counterparties totaling $1 million and $31 million at December 31, 2016 and 2015, respectively. If all the credit risk-related contingent features related to these derivatives had been triggered, including cross-default provisions, remaining liquidity requirements would be immaterial at both December 31, 2016 and 2015.

In addition, certain derivative agreements include cross-default provisions that could result in the settlement of such contracts if there were a failure under other financing arrangements to meet payment terms or to comply with other covenants that could result in the acceleration of such indebtedness. At December 31, 2016 and 2015, the fair value of derivative liabilities subject to such cross-default provisions totaled $18 million and $1 million, respectively. At December 31, 2016 and 2015, no cash collateral or letters of credit were posted with these counterparties, and the liquidity exposure associated with these liabilities totaled $17 million and zero at December 31, 2016 and 2015, respectively.

As discussed immediately above, the aggregate fair values of liabilities under derivative agreements with credit risk-related contingent features, including cross-default provisions, totaled $31 million and $59 million at December 31, 2016 and 2015, respectively. These amounts are before consideration of cash and letter of credit collateral posted, net accounts receivable and derivative assets under netting arrangements and assets subject to related liens.

Some commodity derivative contracts contain credit risk-related contingent features that do not provide for specific amounts to be posted if the features are triggered. These provisions include material adverse change, performance assurance, and other clauses that generally provide counterparties with the right to request additional credit enhancements. The amounts disclosed above exclude credit risk-related contingent features that do not provide for specific amounts or exposure calculations.

Concentrations of Credit Risk Related to Derivatives

We have concentrations of credit risk with the counterparties to our derivative contracts. At December 31, 2016, total credit risk exposure to all counterparties related to derivative contracts totaled $555 million (including associated accounts receivable). The net exposure to those counterparties totaled $306 million at December 31, 2016 after taking into effect netting arrangements, setoff provisions and collateral, with the largest net exposure to a single counterparty totaling $88 million. At December 31, 2016, the credit risk exposure to the banking and financial sector represented 59% of the total credit risk exposure and 39% of the net exposure.

Exposure to banking and financial sector counterparties is considered to be within an acceptable level of risk tolerance because all of this exposure is with counterparties with investment grade credit ratings. However, this concentration increases the risk that a default by any of these counterparties would have a material effect on our financial condition, results of operations and liquidity. The transactions with these counterparties contain certain provisions that would require the counterparties to post collateral in the event of a material downgrade in their credit rating.

We maintain credit risk policies with regard to our counterparties to minimize overall credit risk. These policies authorize specific risk mitigation tools including, but not limited to, use of standardized master agreements that allow for netting of positive and negative exposures associated with a single counterparty. Credit enhancements such as parent guarantees, letters of credit, surety bonds, liens on assets and margin deposits are also utilized. Prospective material changes in the payment history or financial condition of a counterparty or downgrade of its credit quality result in the reassessment of the credit limit with that counterparty. The process can result in the subsequent reduction of the credit limit or a request for additional financial assurances. An event of default by one or more counterparties could subsequently result in termination-related settlement payments that reduce available liquidity if amounts are owed to the counterparties related to the derivative contracts or delays in receipts of expected settlements if the counterparties owe amounts to us.

18. PENSION AND OTHER POSTRETIREMENT EMPLOYEE BENEFITS (OPEB) PLANS

On the Effective Date, the EFH Retirement Plan was transferred to Vistra Energy pursuant to a separation agreement between Vistra Energy and EFH Corp. As of the Effective Date, Vistra Energy is the plan sponsor of the Vistra Retirement Plan (the Retirement Plan), which provides benefits to eligible employees of its subsidiaries. Oncor is a participant in the Retirement Plan. As Vistra Energy accounts for its interests in the Retirement Plan as a multiple employer plan, only Vistra Energy’s share of the plan assets and obligations are reported in the pension benefit information presented below. After amendments in 2012, employees in the Retirement Plan now consist entirely of active and retired collective bargaining unit employees. The Retirement Plan is a qualified defined benefit pension plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (Code), and is subject to the provisions of ERISA. The Retirement Plan provides benefits to participants under one of two formulas: (i) a Cash Balance Formula under which participants earn monthly contribution credits based on their compensation and a combination of their age and years of service, plus monthly interest credits or (ii) a Traditional Retirement Plan Formula based on years of service and the average earnings of the three years of highest earnings. Under the Cash Balance Formula, future increases in earnings will not apply to prior service costs. It is our policy to fund the Retirement Plan assets only to the extent deductible under existing federal tax regulations.

Vistra Energy offers other postretirement employee benefits (OPEB) in the form of health care and life insurance to eligible employees of its subsidiaries and their eligible dependents upon the retirement of such employees. Vistra Energy is the sponsor of an OPEB plan that EFH Corp. participates in, and Oncor is the sponsor of an OPEB plan that Vistra Energy participates in. As Vistra Energy accounts for its interest in these OPEB plans as multiple employer plans, only Vistra Energy’s share of the plan assets and obligations are reported in postretirement benefits other than pension information presented below. For employees retiring on or after January 1, 2002, the retiree contributions required for such coverage vary based on a formula depending on the retiree’s age and years of service.

Pension and OPEB Costs

	Successor	Predecessor
	Period from October 3, 2016 through December 31, 2016	Period from January 1, 2016 through October 2, 2016	Year Ended December 31,
			2015	2014
Pension costs	$2	$4	$8	$7
OPEB costs	2	—	3	5

Total benefit costs recognized as expense	$4	$4	$11	$12

Market-Related Value of Assets Held in Postretirement Benefit Trusts

We use the calculated value method to determine the market-related value of the assets held in the trust for purposes of calculating pension costs. We include the realized and unrealized gains or losses in the market-related value of assets over a rolling four-year period. Each year, 25% of such gains and losses for the current year and for each of the preceding three years is included in the market-related value. Each year, the market-related value of assets is increased for contributions to the plan and investment income and is decreased for benefit payments and expenses for that year.

Detailed Information Regarding Pension Benefits

The following information is based on a December 31, 2016 measurement date:

Successor
Period from October 3, 2016 through December 31, 2016
Assumptions Used to Determine Net Periodic Pension Cost:
Discount rate	3.79%
Expected return on plan assets	4.89%
Expected rate of compensation increase	3.50%
Components of Net Pension Cost:
Service cost	$2
Interest cost	1
Expected return on assets	(1)

Net periodic pension cost	$2
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:
Net gain	$(4)

Total recognized in net periodic benefit cost and other comprehensive income	$(2)

Assumptions Used to Determine Benefit Obligations:
Discount rate	4.31%
Expected rate of compensation increase	3.50%

Successor
Period from October 3, 2016 through December 31, 2016
Change in Pension Obligation:
Projected benefit obligation at beginning of period	$154
Service cost	2
Interest cost	1
Actuarial gain	(12)
Benefits paid	(1)

Projected benefit obligation at end of year	$144

Accumulated benefit obligation at end of year	$136

Change in Plan Assets:
Fair value of assets at beginning of period	$124
Actual loss on assets	(6)
Benefits paid	(1)

Fair value of assets at end of year	$117

Funded Status:
Projected pension benefit obligation	$(144)
Fair value of assets	117

Funded status at end of year	$(27)

Amounts Recognized in Accumulated Other Comprehensive Income Consist of:
Net gain	$4

The following table provides information regarding pension plans with projected benefit obligation (PBO) and accumulated benefit obligation (ABO) in excess of the fair value of plan assets.

Successor
December 31, 2016
Pension Plans with PBO and ABO in Excess Of Plan Assets:
Projected benefit obligations	$144
Accumulated benefit obligation	$136
Plan assets	$117

Pension Plan Investment Strategy and Asset Allocations

Our investment objective for the Retirement Plan is to invest in a suitable mix of assets to meet the future benefit obligations at an acceptable level of risk, while minimizing the volatility of contributions. Fixed income securities held primarily consist of corporate bonds from a diversified range of companies, US Treasuries and agency securities and money market instruments. Equity securities are held to enhance returns by participating in a wide range of investment opportunities. International equity securities are used to further diversify the equity portfolio and may include investments in both developed and emerging markets.

The target asset allocation ranges of pension plan investments by asset category are as follows:

Asset Category:	Target Allocation Ranges
Fixed income	74% - 86%
US equities	8% - 14%
International equities	6% - 12%

Expected Long-Term Rate of Return on Assets Assumption

The Retirement Plan strategic asset allocation is determined in conjunction with the plan’s advisors and utilizes a comprehensive Asset-Liability modeling approach to evaluate potential long-term outcomes of various investment strategies. The study incorporates long-term rate of return assumptions for each asset class based on historical and future expected asset class returns, current market conditions, rate of inflation, current prospects for economic growth, and taking into account the diversification benefits of investing in multiple asset classes and potential benefits of employing active investment management.

Retirement Plan
Asset Class:	Expected Long- Term Rate of Return
US equity securities	6.4%
International equity securities	7.0%
Fixed income securities	4.2%
Weighted average	4.9%

Fair Value Measurement of Pension Plan Assets

At December 31, 2016, pension plan assets measured at fair value on a recurring basis consisted of the following:

Successor
Asset Category:	December 31, 2016
Level 2 valuations (see Note 16):
Interest-bearing cash	$(4)
Fixed income securities:
Corporate bonds (a)	54
US Treasuries	30
Other (b)	6

Total assets categorized as Level 2	86
Assets measured at net asset value (c):
Interest-bearing cash	2
Equity securities:
US	14
International	9
Fixed income securities:
Corporate bonds (a)	6

Total assets measured at net asset value	31

Total assets	$117

(a)	Substantially all corporate bonds are rated investment grade by a major ratings agency such as Moody’s.

(b)	Other consists primarily of municipal bonds.
(c)	Certain investments measured at fair value using the net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this line are intended to permit reconciliation of the fair value hierarchy to total Vistra Retirement Plan assets.

Detailed Information Regarding Postretirement Benefits Other Than Pensions

The following OPEB information is based on a December 31, 2016 measurement date:

Successor
Period from October 3, 2016 through December 31, 2016
Assumptions Used to Determine Net Periodic Benefit Cost:
Discount rate (Vistra Energy Plan)	4.00%
Discount rate (Oncor Plan)	3.69%
Components of Net Postretirement Benefit Cost:
Service cost	$1
Interest cost	1
Plan amendments (a)	(4)

Net periodic OPEB cost	$(2)

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:
Net gain	$(5)

Total recognized in net periodic benefit cost and other comprehensive income	$(7)

Assumptions Used to Determine Benefit Obligations at Period End:
Discount rate (Vistra Energy Plan)	4.11%
Discount rate (Oncor Plan)	4.18%

(a)	Curtailment gain recognized as other income in the statements of consolidated income (loss) as a result of discontinued life insurance benefits for active employees.

Successor
Period from October 3, 2016 through December 31, 2016
Change in Postretirement Benefit Obligation:
Benefit obligation at beginning of year	$97
Service cost	1
Interest cost	1
Participant contributions	1
Plan amendments (a)	(4)
Actuarial gain	(5)
Benefits paid	(3)

Benefit obligation at end of year	$88

Change in Plan Assets:
Fair value of assets at beginning of year	$—
Employer contributions	1
Participant contributions	1
Benefits paid	(2)

Fair value of assets at end of year	$—

Successor
Period from October 3, 2016 through December 31, 2016
Funded Status:
Benefit obligation	$88

Funded status at end of year	$88

Amounts Recognized on the Balance Sheet Consist of:
Other current liabilities	$5
Other noncurrent liabilities	83

Net liability recognized	$88

Amounts Recognized in Accumulated Other Comprehensive Income Consist of:
Net gain	$5

Net amount recognized	$5

(a)	Curtailment gain recognized as other income in the statements of consolidated income (loss) as a result of discontinued life insurance benefits for active employees.

The following tables provide information regarding the assumed health care cost trend rates.

Successor
December 31, 2016
Assumed Health Care Cost Trend Rates-Not Medicare Eligible:
Health care cost trend rate assumed for next year	5.80%
Rate to which the cost trend is expected to decline (the ultimate trend rate)	5.00%
Year that the rate reaches the ultimate trend rate	2024
Assumed Health Care Cost Trend Rates-Medicare Eligible:
Health care cost trend rate assumed for next year	5.70%
Rate to which the cost trend is expected to decline (the ultimate trend rate)	5.00%
Year that the rate reaches the ultimate trend rate	2024

	1-Percentage Point Increase	1-Percentage Point Decrease
Sensitivity Analysis of Assumed Health Care Cost Trend Rates:
Effect on accumulated postretirement obligation	$(5)	$4
Effect on postretirement benefits cost	$—	$—

Fair Value Measurement of OPEB Plan Assets

At December 31, 2016, the Vistra Energy OPEB plan had no plan assets.

Significant Concentrations of Risk

The plans’ investments are exposed to risks such as interest rate, capital market and credit risks. We seek to optimize return on investment consistent with levels of liquidity and investment risk which are prudent and reasonable, given prevailing capital market conditions and other factors specific to us. While we recognize the importance of return, investments will be diversified in order to minimize the risk of large losses unless, under the circumstances, it is clearly prudent not to do so. There are also various restrictions and guidelines in place including limitations on types of investments allowed and portfolio weightings for certain investment securities to assist in the mitigation of the risk of large losses.

Assumed Discount Rate

We selected the assumed discount rate using the Aon Hewitt AA Above Median yield curve, which is based on corporate bond yields and at December 31, 2016 consisted of 489 corporate bonds with an average rating of AA using Moody’s, Standard & Poor’s Rating Services and Fitch Ratings, Ltd. ratings.

Amortization in 2017

We estimate amortization of the net actuarial gain for the defined benefit pension plan from accumulated other comprehensive income into net periodic benefit cost will be immaterial. We estimate amortization of the net actuarial gain and prior service credit for the OPEB plan from accumulated other comprehensive income into net periodic benefit cost will be immaterial.

Contributions

No contributions are expected to be made to the pension plan in 2017. OPEB plan funding in the period from October 3, 2016 through December 31, 2016 totaled $1 million, and funding in 2017 is expected to total $5 million.

In September 2016, a cash contribution totaling $2 million was made to the EFH Retirement Plan, all of which was contributed by our Predecessor. In December 2015, a cash contribution totaling $67 million was made to the EFH Retirement Plan assets, of which $51 million was contributed by Oncor and $16 million was contributed by our Predecessor. Each of these contributions resulted in the Retirement Plan being fully funded as calculated under the provisions of ERISA. As a result of the Bankruptcy Filing, participants in the EFH Retirement Plan who chose to retire would not be eligible for the lump sum payout option under the EFH Retirement Plan unless the EFH Retirement Plan was fully funded. OPEB plan funding in the period from January 1, 2016 through October 2, 2016 totaled $3 million.

Future Benefit Payments

Estimated future benefit payments to beneficiaries are as follows:

	2017	2018	2019	2020	2021	2022-26
Pension benefits	$6	$6	$7	$8	$8	$53
OPEB	$5	$5	$5	$6	$6	$32

Thrift Plan

Our employees may participate in a qualified savings plan (the Thrift Plan). This plan is a participant-directed defined contribution plan intended to qualify under Section 401(a) of the Code, and is subject to the provisions of ERISA. Under the terms of the Thrift Plan, employees who do not earn more than the IRS threshold compensation limit used to determine highly compensated employees may contribute, through pre-tax salary deferrals and/or after-tax payroll deductions, the lesser of 75% of their regular salary or wages or the maximum amount permitted under applicable law. Employees who earn more than such threshold may contribute from 1% to 20% of their regular salary or wages. Employer matching contributions are also made in an amount equal to 100% (75% for employees covered under the Traditional Retirement Plan Formula) of the first 6% of employee contributions. Employer matching contributions are made in cash and may be allocated by participants to any of the plan’s investment options.

Employer contributions to the Thrift Plan totaled $5 million, $16 million, $21 million and $21 million for the Successor period from October 3, 2016 through December 31, 2016 and the Predecessor period from January 1, 2016 through October 2, 2016 and the years ended December 31, 2015 and 2014, respectively.

19. STOCK-BASED COMPENSATION

Vistra Energy 2016 Omnibus Incentive Plan

On the Effective Date, the Vistra Energy board of directors (Board) adopted the 2016 Omnibus Incentive Plan (2016 Incentive Plan), under which an aggregate of 22,500,000 shares of our common stock were reserved for issuance as equity-based awards to our non-employee directors, employees, and certain other persons. The Board or any committee duly authorized by the Board will administer the 2016 Incentive Plan and has broad authority under the 2016 Incentive Plan to, among other things: (a) select participants, (b) determine the types of awards that participants are to receive and the number of shares that are to be subject to such awards and (c) establish the terms and conditions of awards, including the price (if any) to be paid for the shares of the award. The types of awards that may be granted under the 2016 Incentive Plan include stock options, RSUs, restricted stock, performance awards and other forms of awards granted or denominated in shares of Vistra Energy common stock, as well as certain cash-based awards.

If any stock option or other stock-based award granted under the 2016 Incentive Plan expires, terminates or is canceled for any reason without having been exercised in full, the number of shares of Vistra Energy common stock underlying any unexercised award shall again be available for the purpose of awards under the 2016 Incentive Plan. If any shares of restricted stock, performance awards or other stock-based awards denominated in shares of Vistra Energy common stock awarded under the 2016 Incentive Plan are forfeited for any reason, the number of forfeited shares shall again be available for purposes of awards under the 2016 Incentive Plan. Any award under the 2016 Incentive Plan settled in cash shall not be counted against the maximum share limitation.

As is customary in incentive plans of this nature, each share limit and the number and kind of shares available under the 2016 Incentive Plan and any outstanding awards, as well as the exercise or purchase price of awards, and performance targets under certain types of performance-based awards, are required to be adjusted in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the Vistra Energy stockholders.

Stock-based compensation expense is reported as SG&A in the statement of consolidated net income (loss) as follows:

Successor
Period from October 3, 2016 through December 31, 2016
Total stock-based compensation expense	$3
Income tax benefit	(1)

Stock based-compensation expense, net of tax	$2

Stock Options

The table below summarizes information about stock options granted during the the Successor period from October 3, 2016 through December 31, 2016. The fair value of each stock option is estimated on the date of grant using a Black-Scholes option-pricing model. The risk-free interest rate used in the option valuation model was based on yields available on the grant dates for US Treasury Strips with maturity consistent with the expected life assumption. The expected term of the option represents the period of time that options granted are expected to be outstanding and is based on the SEC Simplified Method (midpoint of average vesting time and contractual term). Expected volatility is based on an average of the historical, daily volatility of a peer group selected by Vistra Energy over a period consistent with the expected life assumption ending on the grant date. We assumed no dividend yield in the valuation of the options. These options may be exercised over a four year graded vesting period and will expire ten years from the grant date. The 2016 Incentive Plan includes an anti-dilutive provision that requires any outstanding option awards to be adjusted for the effect of equity restructurings. In March 2017, the board of directors of Vistra Energy declared that the exercise price of each outstanding option be reduced by $2.32, the amount per share of common stock related to the Special Dividend (see Note 15). Stock options outstanding at December 31, 2016 are all held by current employees. The weighted average assumptions used to value grant options are detailed below:

	Stock Options (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in millions)
Total outstanding at beginning of period	—	$—	—	$—
Granted	7,379	$15.81	9.81	$—
Forfeited or expired	(22)	$15.58	9.81	$—

Total outstanding at end of period	7,357	$15.81	9.81	$—
Expected to vest	7,357	$15.81	9.81	$—

At December 31, 2016, $32 million of unrecognized compensation cost related to unvested stock options granted under the 2016 Incentive Plan are expected to be recognized over a weighted average period of 3.8 years.

Restricted Stock Units

We granted 2.165 million restricted stock units to employees in the Successor period from October 3, 2016 through December 31, 2016.

	Restricted Stock Units (in thousands)	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in millions)
Total outstanding at beginning of period	—	$—	—	$—
Granted	2,165	$15.79	2.3	$33.6
Forfeited or expired	(6)	$15.58	2.3	$(0.1)

Total outstanding at end of period	2,159	$15.79	2.3	$33.5
Expected to vest	2,159	$15.79	2.3	$33.5

At December 31, 2016, $32 million of unrecognized compensation cost related to unvested restricted stock units granted under the 2016 Incentive Plan are expected to be recognized over a weighted average period of 3.8 years.

20. RELATED-PARTY TRANSACTIONS

Successor

In connection with Emergence, we entered into agreements with certain of our affiliates and with parties who received shares of common stock and TRA Rights in exchange for their claims.

Registration Rights Agreement

Pursuant to the Plan of Reorganization, on the Effective Date, we entered into a Registration Rights Agreement (the Registration Rights Agreement) with certain selling stockholders providing for registration of the resale of the Vistra Energy common stock held by such selling stockholders.

In December 2016, we filed a Form S-1 registration statement with the SEC to register for resale the shares of Vistra Energy common stock held by certain significant stockholders pursuant to the Registration Rights Agreement. The registration statement was amended in February 2017. The registration statement has not yet been declared effective by the SEC. Among other things, under the terms of the Registration Rights Agreement:

•	we will be required to use reasonable best efforts to convert the Form S-1 registration statement into a registration statement on Form S-3 as soon as reasonably practicable after we become eligible to do so and to have such Form S-3 declared effective as promptly as practicable (but in no event more than 30 days after it is filed with the SEC);

•	if we propose to file certain types of registration statements under the Securities Act with respect to an offering of equity securities, we will be required to use our reasonable best efforts to offer the other parties to the Registration Rights Agreement the opportunity to register all or part of their shares on the terms and conditions set forth in the Registration Rights Agreement; and

•	the selling stockholders received the right, subject to certain conditions and exceptions, to request that we file registration statements or amend or supplement registration statements, with the SEC for an underwritten offering of all or part of their respective shares of Vistra Energy common stock (a Demand Registration), and the Company is required to cause any such registration statement or amendment or supplement (a) to be filed with the SEC promptly and, in any event, on or before the date that is 45 days, in the case of a registration statement on Form S-1, or 30 days, in the case of a registration statement on Form S-3, after we receive the written request from the relevant selling stockholders to effectuate the Demand Registration and (b) to become effective as promptly as reasonably practicable and in any event no later than 120 days after it is initially filed.

All expenses of registration under the Registration Rights Agreement, including the legal fees of one counsel retained by or on behalf of the selling stockholders, will be paid by us. There were no legal fee expenses paid or accrued by Vistra Energy on behalf of the selling stockholders during the Successor period from October 3, 2016 through December 31, 2016.

Tax Receivable Agreement

On the Effective Date, Vistra Energy entered into the TRA with a transfer agent on behalf of certain former first lien creditors of TCEH. See Note 10 for discussion of the TRA.

Predecessor

See Note 2 for a discussion of certain agreements entered into on the Effective Date between EFH Corp. and Vistra Energy with respect to the separation of the entities, including a separation agreement, a transition services agreement, a tax matters agreement and a settlement agreement.

The following represent our Predecessor’s significant related-party transactions. As of the Effective Date, pursuant to the Plan of Reorganization, the Sponsor Group, EFH Corp., EFIH, Oncor Holdings and Oncor ceased being affiliates of Vistra Energy and its subsidiaries, including the TCEH Debtors and the Contributed EFH Debtors.

•	Our retail operations (and prior to the Effective Date, our Predecessor) pay Oncor for services it provides, principally the delivery of electricity. Expenses recorded for these services, reported in fuel, purchased power costs and delivery fees, totaled approximately $700 million, $955 million and $971 million for the Predecessor period from January 1, 2016 through October 2, 2016 and the years ended December 31, 2015 and 2014, respectively. The consolidated balance sheet at December 31, 2015 reflected amounts due currently to Oncor totaling $118 million (included in trade accounts and other payables to affiliates) largely related to these electricity delivery fees.

•	Contributions to the EFH Corp. retirement plan by both Oncor and TCEH in 2014, 2015 and 2016 resulted in the EFH Corp. retirement plan being fully funded as calculated under the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In September 2016, a cash contribution totaling $2 million was made to the EFH Corp. retirement plan, all of which was contributed by TCEH, which resulted in the EFH Retirement Plan continuing to be fully funded as calculated under the provisions of ERISA. The balance of the advance totaled $24 million at December 31, 2015, with $6 million recorded as a current asset and $18 million recorded as a noncurrent asset. On the Effective Date, the EFH Retirement Plan was transferred to Vistra Energy pursuant to a separation agreement between Vistra Energy and EFH Corp., and the advance was settled as part of fresh-start reporting.

•	Receivables from affiliates were measured at historical cost and primarily consisted of notes receivable for cash loaned by our Predecessor to EFH Corp. for debt principal and interest payments and other general corporate purposes of EFH Corp. as discussed above. Our Predecessor reviewed economic conditions, counterparty credit scores and historical payment activity to assess the overall collectability of its affiliated receivables. There were no credit loss allowances at December 31, 2015.

•	A former subsidiary of EFH Corp. billed our subsidiaries for information technology, financial, accounting and other administrative services at cost. These charges, which are largely settled in cash and primarily reported in SG&A expenses, totaled $157 million, $205 million and $204 million for the Predecessor period from January 1, 2016 through October 2, 2016 and the years ended December 31, 2015 and 2014, respectively. These amounts included allocated expense, which totaled $10 million for the year ended December 31, 2014, for management fees owed and paid by EFH Corp. to the Sponsor Group. Effective with the Petition Date, EFH Corp. suspended allocations of such fees to TCEH. Fees accrued as of the Petition Date were classified as LSTC and were eliminated in December 2015 as part of the Settlement Agreement.

•	Under Texas regulatory provisions, the trust fund for decommissioning the Comanche Peak nuclear generation facility is funded by a delivery fee surcharge billed to REPs by Oncor, as collection agent, and remitted monthly to a subsidiary of Vistra Energy (and prior to the Effective Date, our Predecessor) for contribution to the trust fund with the intent that the trust fund assets, reported in investments in the consolidated balance sheets, will ultimately be sufficient to fund the future decommissioning liability, reported in noncurrent liabilities in the consolidated balance sheets. The delivery fee surcharges remitted to our Predecessor totaled $15 million, $17 million and $17 million for the Predecessor period from January 1, 2016 through October 2, 2016 and the years ended December 31, 2015 and 2014, respectively. Income and expenses associated with the trust fund and the decommissioning liability incurred by a subsidiary of Vistra Energy (and prior to the Effective Date, our Predecessor) are offset by a net change in a receivable/payable that ultimately will be settled through changes in Oncor’s delivery fee rates. At December 31, 2015, the excess of the trust fund balance over the decommissioning liability resulted in a payable totaling $409 million and is reported in noncurrent liabilities.

•	EFH Corp. files consolidated federal income tax and Texas state margin tax returns that included our results prior to the Effective Date; however, under a Federal and State Income Tax Allocation Agreement, our federal income tax and Texas margin tax expense and related balance sheet amounts, including income taxes payable to or receivable from EFH Corp., were recorded as if our Predecessor filed its own corporate income tax return. As of December 31, 2015, our Predecessor had current income tax liabilities due to EFH Corp. of $11 million. Our Predecessor made tax payments to EFH Corp. of $22 million, $29 million and $31 million for the Predecessor period from January 1, 2016 through December 31, 2016 and the years ended December 31, 2015 and 2014, respectively. In 2015, $609 million of income tax liability was eliminated under the terms of the Settlement Agreement. See Note 9 for discussion of cessation of payment of federal income taxes pursuant to the Settlement Agreement.

•	In 2007, TCEH entered into the TCEH Senior Secured Facilities with syndicates of financial institutions and other lenders. These syndicates included affiliates of GS Capital Partners, which is a member of the Sponsor Group. Affiliates of each member of the Sponsor Group have from time to time engaged in commercial banking transactions with TCEH and/or provided financial advisory services to TCEH, in each case in the normal course of business.

•	Affiliates of GS Capital Partners were parties to certain commodity and interest rate hedging transactions with our Predecessor in the normal course of business.

•	Affiliates of the Sponsor Group sold or acquired debt or debt securities issued by our Predecessor in open market transactions or through loan syndications.

•	As a result of debt repurchase and exchange transactions in 2009 through 2011, EFH Corp. and EFIH held TCEH debt securities at December 31, 2014 as shown below (principal amounts). The $382 million in notes payable as of the Petition Date was classified as LSTC. The amounts of TCEH debt held by EFIH or EFH Corp. were eliminated as a result of the Settlement Agreement approved by the Bankruptcy Court in December 2015 (see Note 2). In conjunction with the Settlement Agreement approved by the Bankruptcy Court in December 2015, EFH Corp. and EFIH waived their rights to the claims associated with these debt securities resulting in a gain recorded in reorganization items (see Note 4).

Principal Amount
TCEH Senior Notes:
Held by EFH Corp.	$284
Held by EFIH	79
TCEH Term Loan Facilities:
Held by EFH Corp.	19

Total	$382

Interest expense on the notes totaled $1 million and $13 million for the years ended December 31, 2015 and 2014, respectively. Contractual interest, not paid or recorded, totaled $37 million and $25 million for the years ended December 31, 2015 and 2014, respectively. See Note 11.

21. SEGMENT INFORMATION

The operations of Vistra Energy are aligned into two reportable business segments: Wholesale Generation and Retail Electricity. Our chief operating decision maker reviews the results of these two segments separately and allocates resources to the respective segments as part of our strategic operations. These two business units offer different products or services and involve different risks.

The Wholesale Generation segment is engaged in electricity generation, wholesale energy sales and purchases, commodity risk management activities, fuel production and fuel logistics management, all largely in the ERCOT market. These activities are substantially all conducted by Luminant.

The Retail Electricity segment is engaged in retail sales of electricity and related services to residential, commercial and industrial customers, all largely in the ERCOT market. These activities are substantially all conducted by TXU Energy.

Corporate and Other represents the remaining non-segment operations consisting primarily of general corporate expenses, interest, taxes and other expenses related to our support functions that provide shared services to our Wholesale Generation and Retail Electricity segments.

The accounting policies of the business segments are the same as those described in the summary of significant accounting policies in Note 1. Our chief operating decision maker uses more than one measure to assess segment performance, including reported segment operating income and segment net income (loss), which is the measure most comparable to consolidated net income (loss) prepared based on GAAP. We account for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices or regulated rates. Certain shared services costs are allocated to the segments.

Successor
Period from October 3, 2016 through December 31, 2016
Operating revenues (a)
Wholesale Generation	$450
Retail Electricity	912
Eliminations	(171)

Consolidated operating revenues	$1,191
Depreciation and amortization
Wholesale Generation	$53
Retail Electricity	153
Corporate and Other	11
Eliminations	(1)

Consolidated depreciation and amortization	$216

Operating income (loss)
Wholesale Generation	$(255)
Retail Electricity	111
Corporate and Other	(17)

Consolidated operating income (loss)	$(161)

Interest expense and related charges
Wholesale Generation	$(1)
Retail Electricity	—
Corporate and Other	66
Eliminations	(5)

Consolidated interest expense and related charges	$60

Income tax benefit (all Corporate and Other)	$70

Net income (loss)
Wholesale Generation	$(251)
Retail Electricity	114
Corporate and Other	(26)

Consolidated net income (loss)	$(163)

Capital expenditures
Wholesale Generation	$84
Retail Electricity	5

Consolidated capital expenditures	$89

(a)	Includes third-party unrealized net losses from mark-to-market valuations of commodity positions of $182 million recorded to the Wholesale Generation segment and $6 million recorded to the Retail Electricity segment. In addition, an unrealized net loss with an affiliate of $113 million was recorded to the Wholesale Generation segment which is eliminated in the consolidated results.

Successor
December 31, 2016
Total assets
Wholesale Generation	$6,952
Retail Electricity	5,753
Corporate and Other and Eliminations	2,462

Consolidated total assets	$15,167

Prior to the Effective Date, our Predecessor’s chief operating decision maker reviewed the retail electricity, wholesale generation and commodity risk management activities together. Consequently, there were no reportable business segments for TCEH.

22. SUPPLEMENTARY FINANCIAL INFORMATION

Other Income and Deductions

	Successor	Predecessor
	Period from October 3, 2016 through December 31, 2016	Period from January 1, 2016 through October 2, 2016	Year Ended December 31,
			2015	2014
Other income:
Office space sublease rental income (a)	$2	$—	$—	$—
Curtailment gain on employee benefit plans (a)	4	—	—	—
Mineral rights royalty income (b)	1	3	4	4
Insurance settlement	—	9	—	—
All other	2	4	13	12

Total other income	$9	$16	$17	$16

Other deductions:
Adjustment to asbestos liability	$—	$11	$—	$—
Write-off of generation equipment	—	45	—	—
Fees associated with DIP Roll Facilities	—	5	—
Impairment of favorable purchase contracts (Note 7)	—	—	8	183
Impairment of emission allowances (Note 7)	—	—	55	80
Impairment of mining development costs (Note 7)	—	—	19	—
All other	—	14	11	18

Total other deductions	$—	$75	$93	$281

(a)	Corporate and Other nonsegment (Successor period only).
(b)	Wholesale Generation segment (Successor period only).

Restricted Cash

	Successor		Predecessor
	December 31, 2016		December 31, 2015
	Current Assets	Noncurrent Assets	Current Assets	Noncurrent Assets
Amounts related to the Vistra Operations Credit Facilities (Note 13)	$—	$650	$—	$—
Amounts related to the DIP Facility (Note 13)			519	—
Amounts related to TCEH’s pre-petition Letter of Credit Facility (Note 5)	—	—	—	507
Amounts related to restructuring escrow accounts	90	—	—	—
Other	5	—	—	—

Total restricted cash	$95	$650	$519	$507

Trade Accounts Receivable

	Successor	Predecessor
	December 31, 2016	December 31, 2015
Wholesale and retail trade accounts receivable	$622	$542
Allowance for uncollectible accounts	(10)	(9)

Trade accounts receivable — net	$612	$533

Gross trade accounts receivable at December 31, 2016 and 2015 included unbilled revenues of $225 million and $231 million, respectively.

Allowance for Uncollectible Accounts Receivable

	Successor	Predecessor
	Period from October 3, 2016 through December 31, 2016	Period from January 1, 2016 through October 2, 2016	Year Ended December 31,
			2015	2014
Allowance for uncollectible accounts receivable at beginning of period	$—	$9	$15	$14
Increase for bad debt expense	(10)	20	34	38
Decrease for account write-offs	—	(16)	(40)	(37)

Allowance for uncollectible accounts receivable at end of period	$(10)	$13	$9	$15

Inventories by Major Category

	Successor	Predecessor
	December 31, 2016	December 31, 2015
Materials and supplies	$173	$226
Fuel stock	88	170
Natural gas in storage	24	32

Total inventories	$285	$428

Investments

	Successor	Predecessor
	December 31, 2016	December 31, 2015
Nuclear plant decommissioning trust	$1,012	$918
Land	49	36
Miscellaneous other	3	8

Total investments	$1,064	$962

Nuclear Decommissioning Trust — Investments in a trust that will be used to fund the costs to decommission the Comanche Peak nuclear generation plant are carried at fair value. Decommissioning costs are being recovered from Oncor’s customers as a delivery fee surcharge over the life of the plant and deposited by Vistra Energy (and prior to the Effective Date, a subsidiary of TCEH) in the trust fund. Income and expense associated with the trust fund and the decommissioning liability are offset by a corresponding change in a receivable/payable (currently a payable reported in noncurrent liabilities) that will ultimately be settled through changes in Oncor’s delivery fees rates. The nuclear decommissioning trust fund was not a debtor in the Chapter 11 Cases. A summary of investments in the fund follows:

	Successor
	December 31, 2016
	Cost (a)	Unrealized gain	Unrealized loss	Fair market value
Debt securities (b)	$333	$10	$(3)	$340
Equity securities (c)	309	368	(5)	672

Total	$642	$378	$(8)	$1,012

	Predecessor
	December 31, 2015
	Cost (a)	Unrealized gain	Unrealized loss	Fair market value
Debt securities (b)	$310	$11	$(2)	$319
Equity securities (c)	291	315	(7)	599

Total	$601	$326	$(9)	$918

(a)	Includes realized gains and losses on securities sold.
(b)	The investment objective for debt securities is to invest in a diversified tax efficient portfolio with an overall portfolio rating of AA or above as graded by S&P or Aa2 by Moody’s Investors Services, Inc. The debt securities are heavily weighted with municipal bonds. The debt securities had an average coupon rate of 3.56% and 3.68% at December 31, 2016 and 2015, respectively, and an average maturity of 9 years and 8 years at December 31, 2016 and 2015, respectively.
(c)	The investment objective for equity securities is to invest tax efficiently and to match the performance of the S&P 500 Index.

Debt securities held at December 31, 2016 mature as follows: $102 million in one to five years, $90 million in five to ten years and $148 million after ten years.

The following table summarizes proceeds from sales of available-for-sale securities and the related realized gains and losses from such sales.

	Successor	Predecessor
	Period from October 3, 2016 through December 31, 2016	Period from January 1, 2016 through October 2, 2016	Year Ended December 31,
			2015	2014
Realized gains	$1	$3	$1	$11
Realized losses	$—	$(2)	$(1)	$(2)
Proceeds from sales of securities	$25	$201	$401	$314
Investments in securities	$(30)	$(215)	$(418)	$(331)

Property, Plant and Equipment

Successor
December 31, 2016
Successor
Wholesale Generation:
Generation and mining	$3,997
Retail Electricity	3
Corporate and Other	107

Total	4,107
Less accumulated depreciation	(54)

Net of accumulated depreciation	4,053
Nuclear fuel (net of accumulated amortization of $31 million)	166
Construction work in progress:
Wholesale Generation	210
Retail Electricity	6
Corporate and Other	8

Total construction work in progress	224

Property, plant and equipment — net	$4,443

Predecessor
December 31, 2015
Predecessor
Generation and mining	$10,886
Other assets	546

Total	11,432
Less accumulated depreciation	(2,654)

Net of accumulated depreciation	8,778
Nuclear fuel (net of accumulated amortization of $1.383 billion)	248
Construction work in progress	323

Property, plant and equipment — net	$9,349

Depreciation expense totaled $54 million, $401 million, $767 million and $1.154 billion for the Successor period from October 3, 2016 through December 31, 2016 and the Predecessor period from January 1, 2016 through October 2, 2016 and the years ended December 31, 2015 and 2014, respectively.

Our property, plant and equipment consists of our power generation assets, related mining assets, information system hardware, capitalized corporate office lease space and other leasehold improvements. At December 31, 2016, the capital lease for the building totaled $64 million with accumulated depreciation of less than $1 million. The estimated remaining useful lives range from 3 to 37 years for our property, plant and equipment.

Asset Retirement and Mining Reclamation Obligations (ARO)

These liabilities primarily relate to nuclear generation plant decommissioning, land reclamation related to lignite mining, removal of lignite/coal fueled plant ash treatment facilities and generation plant asbestos removal and disposal costs. There is no earnings impact with respect to changes in the nuclear plant decommissioning liability, as all costs are recoverable through the regulatory process as part of delivery fees charged by Oncor. As part of fresh start reporting, new fair values were established for all AROs for the Successor.

At December 31, 2016, the current value of our ARO related to our nuclear generation plant decommissioning totaled $1.2 billion, which exceeds the fair value of the assets contained in the nuclear decommissioning trust. Since the costs to ultimately decommission that plant are recoverable through the regulatory rate making process as part of Oncor’s delivery fees, a corresponding regulatory asset has been recorded to our consolidated balance sheet of $188 million in other noncurrent assets.

The following tables summarize the changes to these obligations, reported in other current liabilities and other noncurrent liabilities and deferred credits in the consolidated balance sheets for the Successor period ended December 31, 2016, and the Predecessor periods ended October 2, 2016 and December 31, 2015:

Successor:	Nuclear Plant Decommissioning	Mining Land Reclamation	Other	Total
Fair value of liability established at October 3, 2016	$1,192	$374	$152	$1,718
Additions:
Accretion — October 3, 2016 through December 31, 2016	8	5	1	14
Reductions:
Payments — October 3, 2016 through December 31, 2016	—	(4)	(2)	(6)

Liability at December 31, 2016	1,200	375	151	1,726
Less amounts due currently	—	(53)	(2)	(55)

Noncurrent liability at December 31, 2016	$1,200	$322	$149	$1,671

Predecessor:	Nuclear Plant Decommissioning	Mining Land Reclamation	Other	Total
Liability at January 1, 2015	$413	$165	$36	$614
Additions:
Accretion	25	20	6	51
Adjustment for new cost estimate (a)	70	—	—	70
Incremental reclamation costs (b)	—	84	69	153
Reductions:
Payments	—	(54)	(4)	(58)

Liability at December 31, 2015 (c)	508	215	107	830
Additions:
Accretion — January 1, 2016 through October 2, 2016	22	16	5	43
Adjustment for new cost estimate	—	—	1	1
Incremental reclamation costs	—	14	12	26
Reductions:
Payments — January 1, 2016 through October 2, 2016	—	(37)	(3)	(40)

Liability at October 2, 2016	530	208	122	860
Less amounts due currently	—	(50)	(1)	(51)

Noncurrent liability at October 2, 2016	$530	$158	$121	$809

(a)	The adjustment for nuclear plant decommissioning resulted from a new cost estimate completed in 2015. Under applicable accounting standards, the liability is remeasured when significant changes in the amount or timing of cash flows occurs, and PUCT rules require a new cost estimate at least every five years. The increase in the liability was driven by increased security and fuel-handling costs.
(b)	The adjustment for other asset retirement obligations resulted from the effect on our estimated retirement obligation related to coal combustion residual facilities at our lignite/coal fueled generation facilities that arose from the Disposal of Coal Combustion Residuals from Electric Utilities rule.
(c)	Includes $66 million recorded to other current liabilities in the consolidated balance sheet of the Predecessor.

Other Noncurrent Liabilities and Deferred Credits

The balance of other noncurrent liabilities and deferred credits consists of the following:

	Successor	Predecessor
	December 31, 2016	December 31, 2015
Unfavorable purchase and sales contracts	$46	$543
Nuclear decommissioning fund excess over asset retirement obligation (Note 20)	—	409
Uncertain tax positions, including accrued interest	—	41
Other, including retirement and other employee benefits	174	22

Total other noncurrent liabilities and deferred credits	$220	$1,015

Unfavorable Purchase and Sales Contracts — The amortization of unfavorable purchase and sales contracts totaled $3 million, $18 million, $23 million and $23 million for the Successor period from October 3, 2016 through December 31, 2016, the Predecessor period from January 1, 2016 through October 2, 2016 and the years ended December 31, 2015 and 2014, respectively. See Note 7 for intangible assets related to favorable purchase and sales contracts.

Fair Value of Debt

	Successor		Predecessor
	December 31, 2016		December 31, 2015
Debt:	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt under the Vistra Operations Credit Facilities (Note 13)	$4,515	$4,552	$—	$—
Other long-term debt, excluding capital lease obligations (Note 13)	$36	$32	$14	$15
Mandatorily redeemable preferred stock (Note 13)	$70	$70	$—	$—
Borrowings under debtor-in-possession or senior secured exit facilities (Note 13)	$—	$—	$1,425	$1,411

We determine fair value in accordance with accounting standards as discussed in Note 16, and at December 31, 2016, our debt fair value represents Level 2 valuations. We obtain security pricing from an independent party who uses broker quotes and third-party pricing services to determine fair values. Where relevant, these prices are validated through subscription services such as Bloomberg. The fair value estimates of Predecessor pre-petition notes, loans and other debt reported as liabilities subject to compromise have been excluded from the table above.

Supplemental Cash Flow Information

	Successor	Predecessor
	Period from October 3, 2016 through December 31, 2016	Period from January 1, 2016 through October 2, 2016	Year Ended December 31,
			2015	2014
Cash payments related to:
Interest paid (a)	$19	$1,064	$1,298	$1,252
Capitalized interest	(3)	(9)	(11)	(17)

Interest paid (net of capitalized interest) (a)	$16	$1,055	$1,287	$1,235
Reorganization items (b)	$—	$104	$224	$93
Income taxes paid (refund)	$(2)	$22	$29	$31
Noncash investing and financing activities:
Construction expenditures (c)	$1	$53	$75	$108
Contribution to membership interests	$—	$—	$—	$2

(a)	This amount includes amounts paid for adequate protection. Net of amounts received under interest rate swap agreements in 2014.
(b)	Represents cash payments for legal and other consulting services, including amounts paid on behalf of third parties pursuant to contractual obligations approved by the Bankruptcy Court.
(c)	Represents end-of-period accruals for ongoing construction projects.

SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF REGISTRANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Vistra Energy Corp.

Dallas, Texas

We have audited the accompanying consolidated balance sheet of Vistra Energy Corp. (the “Company”) as of December 31, 2016 (Successor Company balance sheet) and 2015 (Predecessor Company balance sheet), and the related statements of consolidated income (loss), consolidated comprehensive income (loss), consolidated cash flows, and consolidated equity, for the period October 3, 2016 through December 31, 2016 (Successor Company operations), the period January 1, 2016 through October 2, 2016, and for each of the two years in the period ended December 31, 2015 (Predecessor Company operations), and have issued our report thereon dated March 30, 2017 (which report expresses an unqualified opinion and includes an explanatory paragraph regarding emerging from bankruptcy and the non-comparability to prior periods); such report is included in Exhibit 99.1 in this Current Report on Form 8-K of Dynegy Inc.

Our audits also included Schedule I – Condensed Financial Information of Registrant - Vistra Energy Corp. (the “financial statement schedule”). This financial statement schedule is the responsibility of Vistra Energy Corp.’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Dallas, Texas

May 1, 2017

VISTRA ENERGY CORP. (PARENT)

SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CONDENSED STATEMENT OF LOSS

(Millions of Dollars)

Successor
Period from October 3, 2016 through December 31, 2016
Selling, general and administrative expense	$(7)

Loss from operations	(7)
Impacts of Tax Receivable Agreement	(22)

Loss before income taxes and equity earnings	(29)
Pretax equity in losses of consolidated subsidiaries	(204)
Income tax benefit	70

Net loss	$(163)

See Notes to the Condensed Financial Statements.

CONDENSED STATEMENT OF CASH FLOWS

(Millions of Dollars)

Successor
Period from October 3, 2016 through December 31, 2016
Cash flows — operating activities:
Net loss	$(163)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Pretax equity in losses of consolidated subsidiaries	204
Deferred income tax benefit, net	(76)
Impacts of Tax Receivables Agreement	22
Other, net	3
Changes in operating assets and liabilities	(26)

Cash used in operating activities	(36)
Cash flows — financing activities:
Special dividend (Note 4)	(992)
Other, net	1

Cash used in financing activities	(991)
Cash flows — investing activities:
Dividend received from subsidiaries	997
Changes in restricted cash	36

Cash provided by financing activities	1,033
Net change in cash and cash equivalents	6
Cash and cash equivalents — beginning balance	20

Cash and cash equivalents — ending balance	$26

See Notes to the Condensed Financial Statements.

VISTRA ENERGY CORP. (PARENT)

SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CONDENSED BALANCE SHEET

(Millions of Dollars)

Successor
December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$26
Restricted cash	90
Other current assets	3

Total current assets	119
Equity investments in consolidated subsidiaries	6,067
Accumulated deferred income taxes	1,122
Other noncurrent assets	7

Total assets	$7,315

LIABILITIES AND EQUITY
Current liabilities:
Accrued taxes	$31
Other current liabilities	91

Total current liabilities	122
Tax Receivable Agreement obligation	596

Total liabilities	718
Total shareholders’ equity	6,597

Total liabilities and equity	$7,315

See Notes to the Condensed Financial Statements.

NOTES TO CONDENSED FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION

The accompanying unconsolidated condensed balance sheets, statements of net loss and cash flows present results of operations and cash flows of Vistra Energy Corp. (Parent). Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been omitted pursuant to the rules of the SEC. Because the unconsolidated condensed financial statements do not include all of the information and footnotes required by US GAAP, they should be read in conjunction with the financial statements and related notes of Vistra Energy Corp. and Subsidiaries included in the 2016 Annual Financial Statements. Vistra Energy Corp.‘s subsidiaries have been accounted for under the equity method. All dollar amounts in the financial statements and tables in the notes are stated in millions of US dollars unless otherwise indicated.

Vistra Energy Corp. (Parent) will file a consolidated US federal income tax return. All consolidated tax expenses/benefits and deferred tax assets/liabilities are recorded at Vistra Energy Corp. (Parent).

2.	RESTRICTIONS ON SUBSIDIARIES

The agreement governing the Vistra Operations Credit Facilities (the Credit Facilities Agreement) generally restricts the ability of Vistra Operations to make distributions to any direct or indirect parent unless such distributions are expressly permitted thereunder. As of December 31, 2016, Vistra Operations Company LLC (Vistra Operations) can distribute approximately $1.1 billion to Vistra Energy Corp. (Parent) under the Credit Facilities Agreement without the consent of any party. Additionally, Vistra Operations may make distributions to Vistra Energy Corp. (Parent) in amounts sufficient for Vistra Energy Corp. (Parent) to make any payments required under the Tax Receivables Agreement or the Tax Matters Agreement or, to the extent arising out of Vistra Energy Corp.’s (Parent) ownership or operation of Vistra Operations, to pay any taxes or general operating or corporate overhead expenses.

3.	GUARANTEES

As of December 31, 2016, there are no material outstanding guarantees at Vistra Energy Corp. (Parent).

4.	DIVIDEND RESTRICTIONS

Under applicable law, Vistra Energy Corp. (Parent) is prohibited from paying any dividend to the extent that immediately following payment of such dividend there would be no statutory surplus or Vistra Energy Corp. (Parent) would be insolvent. On December 30, 2016, Vistra Energy Corp. (Parent) paid a special cash dividend in the aggregate amount of approximately $992 million to holders of record of its common stock on December 19, 2016.

Vistra Energy Corp. received $997 million in dividends from its consolidated subsidiaries in the Successor period from October 3, 2016 through December 31, 2016.

VISTRA ENERGY CORP.

SEPTEMBER 30, 2017 QUARTERLY FINANCIAL STATEMENTS

GLOSSARY

When the following terms and abbreviations appear in the text of the September 30, 2017 Quarterly Financial Statements, they have the meanings indicated below.

CCGT	combined cycle gas turbine

Chapter 11 Cases	Cases being heard in the US Bankruptcy Court for the District of Delaware (Bankruptcy Court) concerning voluntary petitions for relief under Chapter 11 of the US Bankruptcy Code (Bankruptcy Code) filed on April 29, 2014 by the Debtors. On the Effective Date, the TCEH Debtors (together with the Contributed EFH Debtors) emerged from the Chapter 11 Cases.

CME	Chicago Mercantile Exchange

Contributed EFH Debtors	certain EFH Debtors that became subsidiaries of Vistra Energy on the Effective Date

DIP Facility	TCEH’s $3.375 billion debtor-in-possession financing facility, which was repaid in August 2016. See Note 9 to the Financial Statements.

DIP Roll Facilities	TCEH’s $4.250 billion debtor-in-possession and exit financing facilities, which was converted to the Vistra Operations Credit Facilities on the Effective Date. See Note 9 to the Financial Statements.

Debtors	EFH Corp. and the majority of its direct and indirect subsidiaries, including EFIH, EFCH and TCEH but excluding the Oncor Ring-Fenced Entities. Prior to the Effective Date, also included the TCEH Debtors and the Contributed EFH Debtors.

EBITDA	earnings (net income) before interest expense, income taxes, depreciation and amortization

EFCH	Energy Future Competitive Holdings Company LLC, a direct, wholly owned subsidiary of EFH Corp. and, prior to the Effective Date, the indirect parent of the TCEH Debtors, depending on context

Effective Date	October 3, 2016, the date the TCEH Debtors and the Contributed EFH Debtors completed their reorganization under the Bankruptcy Code and emerged from the Chapter 11 Cases

EFH Corp.	Energy Future Holdings Corp. and/or its subsidiaries, depending on context, whose major subsidiaries include Oncor and, prior to the Effective Date, included the TCEH Debtors and the Contributed EFH Debtors

EFH Debtors	EFH Corp. and its subsidiaries that are Debtors in the Chapter 11 Cases, including EFIH and EFIH Finance Inc., but excluding the TCEH Debtors and the Contributed EFH Debtors

EFIH	Energy Future Intermediate Holding Company LLC, a direct, wholly owned subsidiary of EFH Corp. and the direct parent of Oncor Holdings

Emergence	emergence of the TCEH Debtors and the Contributed EFH Debtors from the Chapter 11 Cases as subsidiaries of a newly-formed company, Vistra Energy, on the Effective Date

EPA	US Environmental Protection Agency

ERCOT	Electric Reliability Council of Texas, Inc., the independent system operator and the regional coordinator of various electricity systems within Texas

Federal and State Income Tax Allocation Agreements	Prior to the Effective Date, EFH Corp. and certain of its subsidiaries (including EFCH, EFIH and TCEH, but not including Oncor Holdings and Oncor) were parties to a Federal and State Income Tax Allocation Agreement, executed in May 2012 but effective as of January 2010. The Agreement was rejected by the TCEH Debtors and the Contributed EFH Debtors on the Effective Date. See Note 5 to the Financial Statements.

GAAP	generally accepted accounting principles

GHG	greenhouse gas

GWh	gigawatt-hours

ICE	IntercontinentalExchange

IRS	US Internal Revenue Service

LIBOR	London Interbank Offered Rate, an interest rate at which banks can borrow funds, in marketable size, from other banks in the London interbank market

LSTC	liabilities subject to compromise

Luminant	subsidiaries of Vistra Energy engaged in competitive market activities consisting of electricity generation and wholesale energy sales and purchases as well as commodity risk management, all largely in Texas

market heat rate	Heat rate is a measure of the efficiency of converting a fuel source to electricity. Market heat rate is the implied relationship between wholesale electricity prices and natural gas prices and is calculated by dividing the wholesale market price of electricity, which is based on the price offer of the marginal supplier in ERCOT (generally natural gas plants), by the market price of natural gas.

MMBtu	million British thermal units

MW	megawatts

MWh	megawatt-hours

NRC	US Nuclear Regulatory Commission

NYMEX	the New York Mercantile Exchange, a commodity derivatives exchange

Oncor	Oncor Electric Delivery Company LLC, a direct, majority-owned subsidiary of Oncor Holdings and an indirect subsidiary of EFH Corp., that is engaged in regulated electricity transmission and distribution activities

Oncor Holdings	Oncor Electric Delivery Holdings Company LLC, a direct, wholly owned subsidiary of EFIH and the direct majority owner of Oncor, and/or its subsidiaries, depending on context

Oncor Ring-Fenced Entities	Oncor Holdings and its direct and indirect subsidiaries, including Oncor

OPEB	postretirement employee benefits other than pensions

Petition Date	April 29, 2014, the date the Debtors filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code

Plan of Reorganization	Third Amended Joint Plan of Reorganization filed by the Debtors in August 2016 and confirmed by the Bankruptcy Court in August 2016 solely with respect to the TCEH Debtors and the Contributed EFH Debtors

PrefCo	Vistra Preferred Inc.

PUCT	Public Utility Commission of Texas

REP	retail electric provider

RCT	Railroad Commission of Texas, which among other things, has oversight of lignite mining activity in Texas

S&P	Standard & Poor’s Ratings (a credit rating agency)

SEC	US Securities and Exchange Commission

Securities Act	Securities Act of 1933, as amended

SG&A	selling, general and administrative

Settlement Agreement	Amended and Restated Settlement Agreement among the Debtors, the Sponsor Group, settling TCEH first lien creditors, settling TCEH second lien creditors, settling TCEH unsecured creditors and the official committee of unsecured creditors of TCEH (collectively, the Settling Parties), approved by the Bankruptcy Court in December 2015.

Sponsor Group	Refers, collectively, to certain investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P., TPG Global, LLC (together with its affiliates, TPG) and GS Capital Partners, an affiliate of Goldman, Sachs & Co., that have an ownership interest in Texas Energy Future Holdings Limited Partnership, a limited partnership controlled by the Sponsor Group, that owns substantially all of the common stock of EFH Corp.

TRA	Tax Receivables Agreement, containing certain rights (TRA Rights) to receive payments from Vistra Energy related to certain tax benefits, including those it realized as a result of certain transactions entered into at Emergence (see Note 6)

TCEH or Predecessor	Texas Competitive Electric Holdings Company LLC, a direct, wholly owned subsidiary of Energy Future Competitive Holdings Company LLC, and, prior to the Effective Date, the parent company of the TCEH Debtors, depending on context, that were engaged in electricity generation and wholesale and retail energy market activities, and whose major subsidiaries included Luminant and TXU Energy.

TCEH Debtors	the subsidiaries of TCEH that were Debtors in the Chapter 11 Cases

TCEH Senior Secured Facilities	Refers, collectively, to the TCEH First Lien Term Loan Facilities, TCEH First Lien Revolving Credit Facility and TCEH First Lien Letter of Credit Facility with a total principal amount of $22.616 billion. The claims arising under these facilities were discharged in the Chapter 11 Cases on the Effective Date pursuant to the Plan of Reorganization.

TCEQ	Texas Commission on Environmental Quality

TXU Energy	TXU Energy Retail Company LLC, a direct, wholly owned subsidiary of Vistra Energy that is a REP in competitive areas of ERCOT and is engaged in the retail sale of electricity to residential and business customers

US	United States of America

Vistra Energy or Successor	Vistra Energy Corp., formerly known as TCEH Corp., and/or its subsidiaries, depending on context. On the Effective Date, the TCEH Debtors and the Contributed EFH Debtors emerged from Chapter 11 and became subsidiaries of Vistra Energy Corp.

Vistra Operations Credit Facilities	Vistra Operations Company LLC’s $5.360 billion senior secured financing facilities. See Note 9 to the Financial Statements.

VISTRA ENERGY CORP.

CONDENSED STATEMENTS OF CONSOLIDATED INCOME (LOSS)

(Unaudited) (Millions of Dollars, Except Per Share Amounts)

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended September 30, 2017	Three Months Ended September 30, 2016	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016
Operating revenues	$1,833	$1,690	$4,487	$3,973
Fuel, purchased power costs and delivery fees	(838)	(874)	(2,250)	(2,082)
Net gain from commodity hedging and trading activities	—	336	—	282
Operating costs	(218)	(190)	(626)	(664)
Depreciation and amortization	(178)	(157)	(519)	(459)
Selling, general and administrative expenses	(147)	(165)	(434)	(482)

Operating income	452	640	658	568
Other income (Note 16)	10	7	29	19
Other deductions (Note 16)	—	(28)	(5)	(75)
Interest expense and related charges (Note 7)	(76)	(371)	(169)	(1,049)
Impacts of Tax Receivable Agreement (Note 6)	138	—	96	—
Reorganization items (Note 2)	—	(64)	—	(116)

Income (loss) before income taxes	524	184	609	(653)
Income tax (expense) benefit (Note 5)	(251)	3	(284)	(3)

Net income (loss)	$273	$187	$325	$(656)

Weighted average shares of common stock outstanding:
Basic	427,591,426		427,587,404
Diluted	428,312,438		428,001,869
Net income per weighted average share of common stock outstanding:
Basic	$0.64		$0.76
Diluted	$0.64		$0.76

See Notes to the Condensed Consolidated Financial Statements.

VISTRA ENERGY CORP.

CONDENSED STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

(Unaudited) (Millions of Dollars)

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended September 30, 2017	Three Months Ended September 30, 2016	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016
Net income (loss)	$273	$187	$325	$(656)
Other comprehensive income (loss), net of tax effects:
Effects related to pension and other retirement benefit obligations (net of tax benefit of $— in all periods)	—	—	—	1

Total other comprehensive income	—	—	—	1

Comprehensive income (loss)	$273	$187	$325	$(655)

See Notes to the Condensed Consolidated Financial Statements.

VISTRA ENERGY CORP.

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

(Unaudited) (Millions of Dollars)

	Successor	Predecessor
	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016
Cash flows — operating activities:
Net income (loss)	$325	$(656)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	621	532
Deferred income tax expense, net	209	2
Unrealized net (gain) loss from mark-to-market valuations of derivatives	(199)	36
Write-off of intangible and other assets (Note 16)	—	45
Impacts of Tax Receivable Agreement (Note 6)	(96)	—
Stock-based compensation	13	—
Other, net	84	86
Changes in operating assets and liabilities:
Margin deposits, net	183	(124)
Accrued interest	(26)	(10)
Accrued taxes	4	(13)
Accrued incentive plan	(46)	(30)
Other operating assets and liabilities, including liabilities subject to compromise	(227)	(64)

Cash provided by (used in) operating activities	845	(196)

Cash flows — financing activities:
Borrowings under TCEH DIP Roll Facilities and DIP Facility (Note 9)	—	4,680
TCEH DIP Roll Facilities financing fees	—	(112)
Repayments/repurchases of debt (Note 9)	(32)	(2,655)
Other, net	(5)	—

Cash (used in) provided by financing activities	(37)	1,913

Cash flows — investing activities:
Capital expenditures	(86)	(230)
Nuclear fuel purchases	(56)	(33)
Solar development expenditures	(129)	—
Odessa acquisition (Note 3)	(355)	—
Lamar and Forney acquisition — net of cash acquired (Note 3)	—	(1,343)
Changes in restricted cash	34	365
Proceeds from sales of nuclear decommissioning trust fund securities (Note 16)	154	201
Investments in nuclear decommissioning trust fund securities (Note 16)	(169)	(215)
Other, net	10	(33)

Cash used in investing activities	(597)	(1,288)

Net change in cash and cash equivalents	211	429
Cash and cash equivalents — beginning balance	843	1,400

Cash and cash equivalents — ending balance	$1,054	$1,829

See Notes to the Condensed Consolidated Financial Statements.

VISTRA ENERGY CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited) (Millions of Dollars)

	September 30, 2017	December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$1,054	$843
Restricted cash (Note 16)	61	95
Trade accounts receivable — net (Note 16)	717	612
Inventories (Note 16)	295	285
Commodity and other derivative contractual assets (Note 13)	182	350
Margin deposits related to commodity contracts	3	213
Prepaid expense and other current assets	128	75

Total current assets	2,440	2,473
Restricted cash (Note 16)	650	650
Investments (Note 16)	1,183	1,064
Property, plant and equipment — net (Note 16)	4,746	4,443
Goodwill (Note 4)	1,907	1,907
Identifiable intangible assets — net (Note 4)	2,849	3,205
Commodity and other derivative contractual assets (Note 13)	129	64
Accumulated deferred income taxes	913	1,122
Other noncurrent assets	183	239

Total assets	$15,000	$15,167

LIABILITIES AND EQUITY
Current liabilities:
Long-term debt due currently (Note 9)	$44	$46
Trade accounts payable	487	479
Commodity and other derivative contractual liabilities (Note 13)	72	359
Margin deposits related to commodity contracts	14	41
Accrued taxes	55	31
Accrued taxes other than income	105	128
Accrued interest	6	33
Other current liabilities	336	387

Total current liabilities	1,119	1,504
Long-term debt, less amounts due currently (Note 9)	4,540	4,577
Commodity and other derivative contractual liabilities (Note 13)	32	2
Tax Receivable Agreement obligation (Note 6)	476	596
Asset retirement obligations (Note 16)	1,666	1,671
Other noncurrent liabilities and deferred credits (Note 16)	232	220

Total liabilities	8,065	8,570

Commitments and Contingencies (Note 10)
Total equity (Note 11):
Common stock (par value — $0.01; number of shares authorized — 1,800,000,000) (shares outstanding: September 30, 2017 — 427,597,368; December 31, 2016 — 427,580,232)	4	4
Additional paid-in-capital	7,755	7,742
Retained deficit	(830)	(1,155)
Accumulated other comprehensive income	6	6

Total equity	6,935	6,597

Total liabilities and equity	$15,000	$15,167

See Notes to the Condensed Consolidated Financial Statements.

VISTRA ENERGY CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

References in the September 30, 2017 Quarterly Financial Statements to “we,” “our,” “us” and “the Company” are to Vistra Energy and/or its subsidiaries in the Successor period, and to TCEH and/or its subsidiaries in the Predecessor periods, as apparent in the context. See Glossary for defined terms.

On April 29, 2014 (the Petition Date), EFH Corp. and the substantial majority of its direct and indirect subsidiaries, including EFIH, EFCH and TCEH but excluding the Oncor Ring-Fenced Entities (collectively, the Debtors), filed voluntary petitions for relief (the Bankruptcy Filing) under Chapter 11 of the United States Bankruptcy Code (the Bankruptcy Code) in the United States Bankruptcy Court for the District of Delaware (the Bankruptcy Court).

On October 3, 2016 (the Effective Date), subsidiaries of TCEH that were Debtors in the Chapter 11 Cases (the TCEH Debtors) and certain EFH Corp. subsidiaries (the Contributed EFH Debtors) completed their reorganization under the Bankruptcy Code and emerged from the Chapter 11 Cases (Emergence) as subsidiaries of a newly-formed company, Vistra Energy (our Successor). On the Effective Date, Vistra Energy was spun-off from EFH Corp. in a tax-free transaction to the former first lien creditors of TCEH (Spin-Off). As a result, as of the Effective Date, Vistra Energy is a holding company for subsidiaries principally engaged in competitive electricity market activities including power generation, wholesale energy sales and purchases, commodity risk management and retail sales of electricity to end users. TCEH is the Predecessor to Vistra Energy. See Note 2 for further discussion regarding the Chapter 11 Cases.

Vistra Energy is a holding company operating an integrated power business in Texas. Through our Luminant and TXU Energy subsidiaries, we are engaged in competitive electricity market activities including power generation, wholesale energy sales and purchases, commodity risk management and retail sales of electricity to end users. Prior to the Effective Date, TCEH was a holding company for subsidiaries principally engaged in the same activities as Vistra Energy.

Subsequent to the Effective Date, Vistra Energy has two reportable segments: our Wholesale Generation segment, consisting largely of Luminant, and our Retail Electricity segment, consisting largely of TXU Energy. Prior to the Effective Date, there were no reportable business segments for our Predecessor. See Note 15 for further information concerning reportable business segments.

Basis of Presentation

As of the Effective Date, Vistra Energy applied fresh start reporting under the applicable provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 852, Reorganizations (ASC 852). Fresh start reporting included (1) distinguishing the consolidated financial statements of the entity that was previously in restructuring (TCEH, or the Predecessor) from the financial statements of the entity that emerges from restructuring (Vistra Energy, or the Successor), (2) accounting for the effects of the Plan of Reorganization, (3) assigning the reorganization value of the Successor entity by measuring all assets and liabilities of the Successor entity at fair value, and (4) selecting accounting policies for the Successor entity. The financial statements of Vistra Energy for periods subsequent to the Effective Date are not comparable to the financial statements of TCEH for periods prior to the Effective Date, as those previous periods do not give effect to any adjustments to the carrying values of assets or amounts of liabilities that resulted from the Plan of Reorganization and the related application of fresh start reporting. The reorganization value of Vistra Energy was assigned to its assets and liabilities in conformity with the procedures specified by FASB ASC 805, Business Combinations, and the portion of the reorganization value that was not attributable to identifiable tangible or intangible assets was recognized as goodwill.

The condensed consolidated financial statements of the Predecessor reflect the application of ASC 852 as it applies to entities that have filed a petition for bankruptcy under Chapter 11 of the Bankruptcy Code. As a result, the condensed consolidated financial statements of the Predecessor have been prepared as if TCEH was a going concern and contemplated the realization of assets and liabilities in the normal course of business. During the Chapter 11 Cases, the Debtors operated their businesses as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. The guidance requires that transactions and events directly associated with the reorganization be distinguished from the ongoing operations of the business. In addition, the guidance provides for changes in the accounting and presentation of liabilities. Prior to the Effective Date, the Predecessor recorded the effects of the Plan of Reorganization in accordance with ASC 852. See Reorganization Items in Note 2 for further discussion of these accounting and reporting changes.

Adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results of operations and financial position have been included therein. All intercompany items and transactions have been eliminated in consolidation. Certain information and footnote disclosures normally included in annual consolidated financial statements prepared in accordance with US GAAP have been omitted pursuant to the rules and regulations of the SEC. Because the condensed consolidated interim financial statements do not include all of the information and footnotes required by US GAAP, they should be read in conjunction with the audited financial statements and related notes contained in our prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act in May 2017. The results of operations for an interim period may not give a true indication of results for a full year. All dollar amounts in the financial statements and tables in the notes are stated in millions of US dollars unless otherwise indicated.

Use of Estimates

Preparation of financial statements requires estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense, including fair value measurements, estimates of expected obligations, judgment related to the potential timing of events and other estimates. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information.

Changes in Accounting Standards

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which was further amended through several updates issued by the FASB in 2016 and 2017. The guidance under Topic 606 provides the core principle and key steps in determining the recognition of revenue and expands disclosure requirements related to revenue recognition. We intend to adopt the new standard on January 1, 2018 using the modified retrospective method and expect to elect the practical expedient available under Topic 606 for measuring progress toward complete satisfaction of a performance obligation and for disclosure requirements of remaining performance obligations. The practical expedient allows an entity to recognize revenue in the amount to which the entity has the right to invoice such that the entity has a right to the consideration in an amount that corresponds directly with the value to the customer for performance completed to date. In recent periods, we completed an assessment of substantially all of our performance obligations in our contractual relationships and continued to assess the expanded disclosure requirements. We do not anticipate that the adoption of the standard will have a material effect on our results of operations, cash flows or financial condition.

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2016-02 (ASU 2016-02), Leases. The ASU amends previous GAAP to require the recognition of lease assets and liabilities for operating leases. The ASU will be effective for fiscal years beginning after December 15, 2018, including interim periods within those years. Retrospective application to comparative periods presented will be required in the year of adoption. We are currently evaluating the impact of this ASU on our financial statements.

In November 2016, the FASB issued ASU 2016-18 Statement of Cash Flows (Topic 230): Restricted Cash. The ASU requires restricted cash to be included in the cash and cash equivalents and a reconciliation between the change in cash and cash equivalents and the amounts presented on the balance sheet. This ASU will be effective for fiscal years beginning after December 15, 2017, and we will adopt the new standard on January 1, 2018. The ASU will modify the presentation of our statement of consolidated cash flows, but will not have a material impact on our statement of consolidated net income and consolidated balance sheet.

In January 2017, the FASB issued ASU 2017-01 Business Combinations (Topic 805): Clarifying the Definition of a Business. The ASU provides an updated model for determining if acquired assets and liabilities constitute a business. In a business combination, the acquired assets and liabilities are recognized at fair value and goodwill could be recognized. In an asset acquisition, the assets are allocated value based on relative fair value and no goodwill is recognized. The ASU narrows the definition of a business. We adopted this standard in the first quarter of 2017. ASU 2017-01 did not have a material impact on our financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (ASU 2017-04). The ASU provides for the elimination of Step 2 from the goodwill impairment test. If impairment charges are recognized, the amount recorded will be the amount by which the carrying amount exceeds the reporting unit’s fair value with certain limitations. We adopted this standard in the first quarter of 2017. ASU 2017-04 did not have a material impact on our financial statements.

2.	EMERGENCE FROM CHAPTER 11 CASES

On the Petition Date, EFH Corp. and the substantial majority of its direct and indirect subsidiaries, including EFIH, EFCH and TCEH, but excluding the Oncor Ring-Fenced Entities, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. On the Effective Date, the TCEH Debtors and the Contributed EFH Debtors completed their reorganization under the Bankruptcy Code and emerged from the Chapter 11 Cases as subsidiaries of Vistra Energy.

Separation of Vistra Energy from EFH Corp. and its Subsidiaries

Upon the Effective Date, Vistra Energy separated from EFH Corp. pursuant to a tax-free spin-off transaction that was part of a series of transactions that included a taxable component. The taxable portion of the transaction generated a taxable gain that resulted in no regular tax liability due to available net operating loss carryforwards of EFH Corp. The transaction did result in an alternative minimum tax liability of approximately $14 million payable by EFH Corp. to the IRS. Pursuant to the Tax Matters Agreement (defined below), Vistra Energy had an obligation to reimburse EFH Corp. 50% of the estimated alternative minimum tax, and approximately $7 million was reimbursed during the three months ended June 30, 2017. In October 2017, the 2016 federal tax return that included the results of EFCH, EFIH, Oncor Holdings and TCEH was filed with the IRS and resulted in a $3 million payable from EFH Corp. to Vistra Energy. The spin-off transaction resulted in Vistra Energy, including the TCEH Debtors and the Contributed EFH Debtors, no longer being an affiliate of EFH Corp. and its subsidiaries.

Separation Agreement

On the Effective Date, EFH Corp., Vistra Energy and a subsidiary of Vistra Energy entered into a separation agreement that provided for, among other things, the transfer of certain assets and liabilities by EFH Corp., EFCH and TCEH to Vistra Energy. Among other things, EFH Corp., EFCH and/or TCEH, as applicable, (a) transferred the TCEH Debtors and certain contracts and assets (and related liabilities) primarily related to the business of the TCEH Debtors to Vistra Energy, (b) transferred sponsorship of certain employee benefit plans (including related assets), programs and policies to a subsidiary of Vistra Energy and (c) assigned certain employment agreements from EFH Corp. and certain of the Contributed EFH Debtors to a subsidiary of Vistra Energy.

Tax Matters Agreement

On the Effective Date, Vistra Energy and EFH Corp. entered into a tax matters agreement (the Tax Matters Agreement), which provides for the allocation of certain taxes among the parties and for certain rights and obligations related to, among other things, the filing of tax returns, resolutions of tax audits and preserving the tax-free nature of the spin-off.

Pre-Petition Claims

On the Effective Date, the TCEH Debtors (together with the Contributed EFH Debtors) emerged from the Chapter 11 Cases and discharged approximately $33.8 billion in LSTC. Initial distributions related to the allowed claims asserted against the TCEH Debtors and the Contributed EFH Debtors commenced subsequent to the Effective Date. As of September 30, 2017, the TCEH Debtors have approximately $54 million in escrow to (1) distribute to holders of currently contingent and/or disputed unsecured claims that become allowed and/or (2) make further distributions to holders of previously allowed unsecured claims, if applicable. Additionally, the TCEH Debtors have approximately $7 million in escrow to pay remaining professional fees incurred in the Chapter 11 Cases. The remaining contingent and/or disputed claims against the TCEH Debtors consist primarily of unsecured legal claims, including asbestos claims. These remaining claims and the related escrow balance for the claims are recorded in Vistra Energy’s condensed consolidated balance sheet as other current liabilities and current restricted cash, respectively. A small number of other disputed, de minimis claims that are asserted as being entitled to priority and/or against the Contributed EFH Debtors, if allowed, will be paid by Vistra Energy, but all non-priority unsecured claims, including asbestos claims arising before the Petition Date, will be satisfied from the approximately $54 million in escrow.

Predecessor Reorganization Items

Expenses and income directly associated with the Chapter 11 Cases are reported separately in the condensed statements of consolidated income (loss) as reorganization items as required by ASC 852, Reorganizations. Reorganization items also included adjustments to reflect the carrying value of LSTC at their estimated allowed claim amounts, as such adjustments were determined. The following table presents reorganization items incurred in the three and nine months ended September 30, 2016 as reported in the condensed statements of consolidated income (loss):

	Predecessor
	Three Months Ended September 30, 2016	Nine Months Ended September 30, 2016
Expenses related to legal advisory and representation services	$28	$55
Expenses related to other professional consulting and advisory services	19	39
Contract claims adjustments	10	13
Other	7	9

Total reorganization items	$64	$116

3.	ACQUISITION AND DEVELOPMENT OF GENERATION FACILITIES

Odessa Acquisition (Successor)

In August 2017, La Frontera Holdings, LLC (La Frontera), an indirect wholly owned subsidiary of Vistra Energy, purchased a 1,054 MW CCGT natural gas fueled generation plant (and other related assets and liabilities) located in Odessa, Texas (Odessa Facility) from Odessa-Ector Power Partners, L.P., an indirect wholly owned subsidiary of Koch Ag & Energy Solutions, LLC (Koch) (altogether, the Odessa Acquisition). La Frontera paid an aggregate purchase price of approximately $355 million, plus a five-year earn-out provision, to acquire the Odessa Facility. The purchase price was funded by cash on hand.

The Odessa Acquisition was accounted for as an asset acquisition. Substantially all of the cash paid of approximately $355 million was assigned to property, plant and equipment in our consolidated balance sheet. Additionally, the initial fair value associated with an earn-out provision of approximately $16 million was included as consideration in the overall purchase price. The earn-out provision requires cash payments to be made to Koch if spark-spreads related to the pricing point of the Odessa Facility exceed certain thresholds. Subsequent to the acquisition, the earn-out provision has been accounted for as a derivative in our consolidated financial statements.

Upton Solar Development (Successor)

In May 2017, we acquired the rights to develop, construct and operate a utility scale solar photovoltaic power generation facility in Upton County, Texas (Upton). As part of this project, we entered a turnkey engineering, procurement and construction agreement to construct the approximately 180 MW facility. For the nine months ended September 30, 2017, we have spent approximately $129 million related to this project primarily for progress payments under the engineering, procurement and construction agreement and the acquisition of the development rights. We currently estimate that the facility will begin operations in the summer of 2018.

Lamar and Forney Acquisition (Predecessor)

In April 2016, Luminant purchased all of the membership interests in La Frontera Holdings, LLC (La Frontera), the indirect owner of two combined-cycle gas turbine (CCGT) natural gas fueled generation facilities representing nearly 3,000 MW of capacity located in ERCOT, from a subsidiary of NextEra Energy, Inc. (the Lamar and Forney Acquisition). The aggregate purchase price was approximately $1.313 billion, which included the repayment of approximately $950 million of existing project financing indebtedness of La Frontera at closing, plus approximately $236 million for cash and net working capital.

The Lamar and Forney Acquisition was accounted for in accordance with ASC 805, Business Combinations (ASC 805), with identifiable assets acquired and liabilities assumed recorded at their estimated fair values on the acquisition date.

See Note 6 to the audited financial statements contained in our prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act in May 2017 for a summary of the consideration paid and the allocation of the purchase price to the fair value amounts recognized for the assets acquired and liabilities assumed related to the Lamar and Forney Acquisition as of the acquisition date. During the three months ended September 30, 2016, the working capital adjustment included in the purchase price was finalized between the parties, and the purchase price allocation was completed. The Lamar and Forney Acquisition did not result in the recording of goodwill since the purchase price did not exceed the fair value of the net assets acquired.

Unaudited Pro Forma Financial Information — The following unaudited pro forma financial information for the nine months ended September 30, 2016 assumes that the Lamar and Forney Acquisition occurred on January 1, 2016. The unaudited pro forma financial information is provided for information purposes only and is not necessarily indicative of the results of operations that would have occurred had the Lamar and Forney Acquisition been completed on January 1, 2016, nor is the unaudited pro forma financial information indicative of future results of operations.

Predecessor
Nine Months Ended September 30, 2016
Revenues	$4,116
Net loss	$(672)

The unaudited pro forma financial information includes adjustments for incremental depreciation as a result of the fair value determination of the net assets acquired and interest expense on borrowings under our Predecessor’s DIP Roll Facilities in lieu of interest expense incurred prior to the acquisition.

4.	GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

Goodwill

The carrying value of goodwill totaled $1.907 billion at both September 30, 2017 and December 31, 2016. The goodwill arose in connection with our application of fresh start reporting at Emergence and was allocated entirely to the Retail Electricity segment (see Note 1). Of the goodwill recorded at Emergence, $1.686 billion is deductible for tax purposes over 15 years on a straight-line basis.

Identifiable Intangible Assets

Identifiable intangible assets, including the impact of fresh start reporting (see Note 1), are comprised of the following:

	September 30, 2017			December 31, 2016
Identifiable Intangible Asset	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Retail customer relationship	$1,648	$467	$1,181	$1,648	$152	$1,496
Software and other technology-related assets	178	36	142	147	9	138
Electricity supply contract (a)	190	9	181	190	2	188
Retail and wholesale contracts	164	72	92	164	38	126
Other identifiable intangible assets (b)	33	9	24	30	2	28

Total identifiable intangible assets subject to amortization	$2,213	$593	1,620	$2,179	$203	1,976

Retail trade names (not subject to amortization)			1,225			1,225
Mineral interests (not currently subject to amortization)			4			4

Total identifiable intangible assets			$2,849			$3,205

(a)	Contract terminated in October 2017. See Note 17.
(b)	Includes mining development costs and environmental allowances and credits.

Amortization expense related to finite-lived identifiable intangible assets (including the classification in the condensed statements of consolidated income (loss)) consisted of:

		Successor	Predecessor	Successor	Predecessor
Identifiable Intangible Asset	Condensed Statements of Consolidated Income (Loss) Line	Three Months Ended September 30, 2017	Three Months Ended September 30, 2016	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016
Retail customer relationship	Depreciation and amortization	$105	$3	$315	$9
Software and other technology-related assets	Depreciation and amortization	10	15	27	44
Electricity supply contract	Operating revenues	2	—	7	—
Retail and wholesale contracts	Operating revenues/fuel, purchased power costs and delivery fees	(17)	—	34	—
Other identifiable intangible assets	Operating revenues/fuel, purchased power costs and delivery fees/depreciation and amortization	3	3	7	6

Total amortization expense (a)		$103	$21	$390	$59

(a)	Amounts recorded in depreciation and amortization totaled $116 million and $20 million for the three months ended September 30, 2017 and 2016, respectively, and $347 million and $58 million for the nine months ended September 30, 2017 and 2016, respectively.

Estimated Amortization of Identifiable Intangible Assets

As of September 30, 2017, the estimated aggregate amortization expense of identifiable intangible assets for each of the next five fiscal years is as shown below.

Year	Estimated Amortization Expense
2017	$560
2018	$374
2019	$266
2020	$198
2021	$130

5.	INCOME TAXES

Subsequent to the Effective Date, the TCEH Debtors and the Contributed EFH Debtors are no longer included in the consolidated federal income tax return of EFH Corp. and will be included in Vistra Energy’s consolidated federal income tax return.

Prior to the Effective Date, EFH Corp. was the corporate parent of the EFH Corp. consolidated group, while each of EFIH, Oncor Holdings, EFCH and TCEH was classified as a disregarded entity for US federal income tax purposes. For the 2016 tax year (through the period until the Effective Date) EFH Corp. filed a US federal income tax return in October 2017 that included the results of EFCH, EFIH, Oncor Holdings and TCEH. Pursuant to applicable US Treasury regulations and published guidance of the IRS, corporations that are members of a consolidated group have joint and several liability for the taxes of such group.

Prior to the Effective Date, EFH Corp. and certain of its subsidiaries (including EFCH, EFIH, and TCEH, but not including Oncor Holdings and Oncor) were parties to a Federal and State Income Tax Allocation

Agreement, which provided, among other things, that any corporate member or disregarded entity in the EFH Corp. group is required to make payments to EFH Corp. in an amount calculated to approximate the amount of tax liability such entity would have owed if it filed a separate corporate tax return. Pursuant to the Plan of Reorganization, the TCEH Debtors and the Contributed EFH Debtors rejected this agreement on the Effective Date. See Note 2 for a discussion of the Tax Matters Agreement that was entered into on the Effective Date between EFH Corp. and Vistra Energy. Additionally, since the date of the Settlement Agreement, no further cash payments among the Debtors were made in respect of federal income taxes. The Settlement Agreement did not alter the allocation and payment for state income taxes, which continued to be settled prior to the Effective Date.

The calculation of our effective tax rate is as follows:

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended September 30, 2017	Three Months Ended September 30, 2016	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016
Income (loss) before income taxes	$524	$184	$609	$(653)
Income tax (expense) benefit	$(251)	$3	$(284)	$(3)
Effective tax rate	47.9%	(1.6)%	46.6%	(0.5)%

Successor — For the three months ended September 30, 2017, the effective tax rate of 47.9% related to our income tax expense was higher than the US Federal statutory rate of 35% due primarily to nondeductible impacts of the TRA and Texas margin tax and a reduction in the tax basis of certain of our assets based on the finalization of tax returns related to the pre-Emergence period. For the nine months ended September 30, 2017, the effective tax rate of 46.6% related to our income tax expense was higher than the US Federal statutory rate of 35% due primarily to nondeductible impacts of the TRA and Texas margin tax and a reduction in the tax basis of certain of our assets based on the finalization of tax returns related to the pre-Emergence period.

Predecessor — For the three months ended September 30, 2016, the effective tax rate of (1.6)% related to our income tax benefit was lower than the US Federal statutory rate of 35% due primarily to a valuation allowance recorded against deferred tax assets in 2016, offset by the tax benefit recognized from the settlement agreement reached with the Texas Comptroller of Public Accounts. For the nine months ended September 30, 2016, the effective tax rate of (0.5)% related to our income tax expense was lower than the US Federal statutory rate of 35% due primarily to a valuation allowance recorded against deferred tax assets and Texas margin tax expense on pretax losses in 2016.

Liability for Uncertain Tax Positions

Successor — Vistra Energy has limited operational history and filed its first federal tax return in October 2017. We currently have no liabilities for uncertain tax positions.

Predecessor — In September 2016, EFH Corp. entered into a settlement agreement with the Texas Comptroller of Public Accounts (Comptroller) whereby the Comptroller agreed to release all claims and liabilities related to the EFH Corp. consolidated group’s state taxes, including sales tax, gross receipts utility tax, franchise tax and direct pay tax, through the agreement date, in exchange for a release of all refund claims and a one-time payment of $12 million. This settlement was entered and approved by the Bankruptcy Court in September 2016. As a result of the settlement, our Predecessor reduced the liability for uncertain tax positions by $27 million.

6.	TAX RECEIVABLE AGREEMENT OBLIGATION

On the Effective Date, Vistra Energy entered into a tax receivable agreement (the TRA) with a transfer agent on behalf of certain former first lien creditors of TCEH. The TRA generally provides for the payment by us to holders of TRA Rights of 85% of the amount of cash savings, if any, in US federal and state income tax that we realize in periods after Emergence as a result of (a) certain transactions consummated pursuant to the Plan of Reorganization (including the step-up in tax basis in our assets resulting from the PrefCo Preferred Stock Sale), (b) the tax basis of all assets acquired in connection with the Lamar and Forney Acquisition in April 2016 (see Note 3) and (c) tax benefits related to imputed interest deemed to be paid by us as a result of payments under the TRA, plus interest accruing from the due date of the applicable tax return.

Pursuant to the TRA, we issued the TRA Rights for the benefit of the first lien secured creditors of our Predecessor entitled to receive such TRA Rights under the Plan. Such TRA Rights are subject to various transfer restrictions described in the TRA and are entitled to certain registration rights more fully described in the Registration Rights Agreement (see Note 14).

During the three months ended September 30, 2017, we recorded a reduction to the carrying value of the TRA obligation of approximately $160 million. The reduction to the TRA obligation resulted from changes in the estimated timing of TRA payments resulting from changes in certain tax assumptions including (a) the impacts of Luminant’s plan to retire its Monticello generation plant (see Note 17), (b) investment tax credits we expect to receive related to the Upton solar development project, (c) assets acquired in the Odessa Acquisition (see Note 3) and (d) the impacts of other forecasted tax amounts.

As of September 30, 2017, the estimated carrying value of the TRA obligation totaled $500 million, which represents the discounted amount of projected payments under the TRA. The projected payments are based on certain assumptions, including but not limited to (a) the federal corporate income tax rate of 35% and (b) estimates of our taxable income in the current and future years. Our taxable income takes into consideration the current federal tax code and reflects our current estimates of future results of the business. These assumptions are subject to change, and those changes could have a material impact on the carrying value of the TRA obligation. The aggregate amount of undiscounted payments under the TRA is estimated to be approximately $2.2 billion, with approximately half of such amount expected to be attributable to the first 15 tax years following Emergence, and the final payment expected to be made approximately 40 years following Emergence (assuming that the TRA is not terminated earlier pursuant to its terms).

The carrying value of the obligation is being accreted to the amount of the gross expected obligation using the effective interest method. Changes in the amount of this obligation resulting from changes to either the timing or amount of TRA payments are recognized in the period of change and measured using the discount rate inherent in the initial fair value of the obligation. During the three and nine months ended September 30, 2017, the Impacts of Tax Receivable Agreement on the condensed statement of consolidated income (loss) totaled $138 million and $96 million, respectively, which represents the reduction to the carrying value of the TRA obligation discussed above net of accretion expense totaling $22 million and $64 million, respectively. The balance at September 30, 2017 and December 31, 2016 totaled $500 million and $596 million, respectively. The balance at September 30, 2017 included $24 million recorded to other current liabilities in the condensed consolidated balance sheet.

Additionally, we expect to record an adjustment to the carrying value of the TRA obligation during the fourth quarter of 2017 as a result of the retirement announcements related to the Sandow 4, Sandow 5 and Big Brown generation units and the impacts of the Alcoa settlement (see Note 17).

7.	INTEREST EXPENSE AND RELATED CHARGES

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended September 30, 2017	Three Months Ended September 30, 2016	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016
Interest paid/accrued post-Emergence	$52	$—	$157	$—
Interest paid/accrued on debtor-in-possession financing	—	38	—	76
Adequate protection amounts paid/accrued	—	331	—	977
Unrealized mark-to-market net (gains) losses on interest rate swaps	(3)	—	3	—
Reversal of debt extinguishment gain	21	—	—	—
Capitalized interest	(1)	(2)	(5)	(9)
Other	7	4	14	5

Total interest expense and related charges	$76	$371	$169	$1,049

Successor

During the three and nine months ended September 30, 2017, interest expense and related charges totaled $76 million and $169 million, respectively. The weighted average interest rate applicable to the Vistra Operations Credit Facilities, taking into account the interest rate swaps discussed in Note 9, was 4.57% and 4.61% for the three and nine months ended September 30, 2017, respectively.

During the three months ended September 30, 2017, we identified and corrected an error that understated interest expense and related charges by $22 million for both the three months ended March 31, 2017 and the six months ended June 30, 2017. In February 2017, certain pricing terms for the Vistra Operations Credit facility were amended. This amendment was accounted for as an extinguishment of debt in the three months ended March 31, 2017. In the current period, we determined that the amendment should have been accounted for as a modification of debt. During the three months ended March 31, 2017, we recognized a noncash debt extinguishment gain totaling $21 million. The amendment should have been recorded as a net charge to interest expense totaling $1 million. Because the error and the correction of the error were not material to the previously issued condensed consolidated financial statements for the three months ended March 31, 2017 and the six months ended June 30, 2017, or to the condensed consolidated financial statements for the three months ended September 30, 2017, we have corrected the error in our condensed consolidated financial statements for the current period.

Predecessor

Interest expense for the three and nine months ended September 30, 2016 reflects interest paid and accrued on debtor-in-possession financing (see Note 9) and adequate protection amounts paid and accrued, as approved by the Bankruptcy Court in June 2014 for the benefit of secured creditors in exchange for their consent to the senior secured, super-priority liens contained in the DIP Facility. The interest rate applicable to the adequate protection amounts paid/accrued for the nine months ended September 30, 2016 was 4.95%.

The Bankruptcy Code generally restricts payment of interest on pre-petition debt, subject to certain exceptions. Other than amounts ordered or approved by the Bankruptcy Court, effective on the Petition Date, our Predecessor discontinued recording interest expense on outstanding pre-petition debt classified as LSTC. The table below shows contractual interest amounts, which are amounts due under the contractual terms of the outstanding debt, including debt subject to compromise during the Chapter 11 Cases. Interest expense reported in our condensed statements of consolidated income (loss) does not include contractual interest on pre-petition debt classified as LSTC totaling $213 million and $640 million for the three and nine months ended September 30,

2016, respectively, which had been stayed by the Bankruptcy Court effective on the Petition Date. Adequate protection amounts paid/accrued presented below excludes interest paid/accrued on TCEH first-lien interest rate and commodity hedge claims totaling $16 million and $47 million for the three and nine months ended September 30, 2016, respectively, as such amounts are not included in contractual interest amounts below.

	Predecessor
	Three Months Ended September 30, 2016	Nine Months Ended September 30, 2016
Contractual interest on debt classified as LSTC	$528	$1,570
Adequate protection amounts paid/accrued	315	930

Contractual interest on debt classified as LSTC not paid/accrued	$213	$640

8.	EARNINGS PER SHARE

Basic earnings per share available to common shareholders are based on the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the treasury stock method and includes the effect of all potential issuances of common shares under stock-based incentive compensation arrangements.

	Three Months Ended September 30, 2017			Nine Months Ended September 30, 2017
	Net Income	Shares	Per Share Amount	Net Income	Shares	Per Share Amount
Net income available for common stock — basic	$273	427,591,426	$0.64	$325	427,587,404	$0.76
Dilutive securities:
Stock-based incentive compensation plan	—	721,012	—	—	414,465	—

Net income available for common stock — diluted	$273	428,312,438	$0.64	$325	428,001,869	$0.76

For the three and nine months ended September 30, 2017, stock-based incentive compensation plan awards totaling 85,393 and 490,345 shares, respectively, were excluded from the calculation of diluted earnings per share because the effect would have been antidilutive.

9.	LONG-TERM DEBT

Successor

Amounts in the table below represent the categories of long-term debt obligations incurred by the Successor.

	September 30, 2017	December 31, 2016
Vistra Operations Credit Facilities (a)	$4,484	$4,515
Mandatorily redeemable subsidiary preferred stock (b)	70	70
8.82% Building Financing due semiannually through February 11, 2022 (c)	30	36
Capital lease obligations	—	2

Total long-term debt including amounts due currently	4,584	4,623
Less amounts due currently	(44)	(46)

Total long-term debt less amounts due currently	$4,540	$4,577

(a)	At September 30, 2017, borrowings under the Vistra Operations Credit Facilities in our condensed consolidated balance sheet include debt premiums of $22 million, debt discounts of $2 million and debt issuance costs of $7 million. At December 31, 2016, borrowings under the Vistra Operations Credit Facilities in our condensed consolidated balance sheet include debt premiums of $25 million, debt discounts of $2 million and debt issuance costs of $8 million.
(b)	Shares of mandatorily redeemable preferred stock in PrefCo issued as part of the spin-off of Vistra Energy from EFH Corp. (see Note 2). This subsidiary preferred stock is accounted for as a debt instrument under relevant accounting guidance.
(c)	Obligation related to a corporate office space capital lease contributed to Vistra Energy pursuant to the Plan of Reorganization. This obligation will be funded by amounts held in an escrow account and reflected in other noncurrent assets in our condensed consolidated balance sheets.

Vistra Operations Credit Facilities — The Vistra Operations Credit Facilities consist of up to $5.360 billion in senior secured, first lien financing consisting of a revolving credit facility of up to $860 million, including a $600 million letter of credit sub-facility (Revolving Credit Facility), an initial term loan facility of up to $2.850 billion (Initial Term Loan B Facility), an incremental term loan facility of up to $1.0 billion (Incremental Term Loan B Facility, and together with the Initial Term Loan B Facility, the Term Loan B Facility) and a term loan letter of credit facility of up to $650 million (Term Loan C Facility).

The Vistra Operations Credit Facilities and related available capacity at September 30, 2017 are presented below.

		September 30, 2017
Vistra Operations Credit Facilities	Maturity Date	Facility Limit	Cash Borrowings	Available Capacity
Revolving Credit Facility (a)	August 4, 2021	$860	$—	$860
Initial Term Loan B Facility (b)(c)	August 4, 2023	2,850	2,829	—
Incremental Term Loan B Facility (c)	December 14, 2023	1,000	992	—
Term Loan C Facility (d)	August 4, 2023	650	650	170

Total Vistra Operations Credit Facilities		$5,360	$4,471	$1,030

(a)	Facility to be used for general corporate purposes.

(b)	Facility used to repay all amounts outstanding under our Predecessor’s DIP Facility and issuance costs for the DIP Roll Facilities, with the remaining balance used for general corporate purposes.
(c)	Cash borrowings under the Term Loan B Facility reflect required scheduled quarterly payment in annual amount equal to 1% of the original principal amount with the balance paid at maturity. Amounts paid cannot be reborrowed.
(d)	Facility used for issuing letters of credit for general corporate purposes. Borrowings under this facility were funded to collateral accounts that are reported as restricted cash in our condensed consolidated balance sheets. At September 30, 2017, the restricted cash supported $480 million in letters of credit outstanding (see Note 16), leaving $170 million in available letter of credit capacity.

In February and August 2017, certain pricing terms for the Vistra Operations Credit Facility were amended. We accounted for both of these transactions as modifications of debt. Amounts borrowed under the Revolving Credit Facility would bear interest based on applicable LIBOR rates, plus 2.75%, and there were no outstanding borrowings at September 30, 2017. Amounts borrowed under the Initial Term Loan B Facility, the Incremental Term Loan B Facility and the Term Loan C Facility bear interest based on applicable LIBOR rates, subject to a 0.75% floor, plus 2.75%. At September 30, 2017, the weighted average interest rate before taking into consideration interest rate swaps on outstanding borrowings under the Initial Term Loan B Facility, the Incremental Term Loan B Facility and the Term Loan C Facility was 3.98%. The Vistra Operations Credit Facilities also provide for certain additional fees payable to the agents and lenders, as well as availability fees payable with respect to any unused portions of the available Vistra Operations Credit Facilities.

Obligations under the Vistra Operations Credit Facilities are secured by a lien covering substantially all of Vistra Operations’ (and its subsidiaries’) consolidated assets, rights and properties, subject to certain exceptions set forth in the Vistra Operations Credit Facilities.

The Vistra Operations Credit Facilities also permit certain hedging agreements to be secured on a pari-passu basis with the Vistra Operations Credit Facilities in the event those hedging agreements met certain criteria set forth in the Vistra Operations Credit Facilities.

The Vistra Operations Credit Facilities provide for affirmative and negative covenants applicable to Vistra Operations (and its restricted subsidiaries), including affirmative covenants requiring it to provide financial and other information to the agents under the Vistra Operations Credit Facilities and to not change its lines of business, and negative covenants restricting Vistra Operations’ (and its restricted subsidiaries’) ability to incur additional indebtedness, make investments, dispose of assets, pay dividends, grant liens or take certain other actions, in each case except as permitted in the Vistra Operations Credit Facilities. Vistra Operations’ ability to borrow under the Vistra Operations Credit Facilities is subject to the satisfaction of certain customary conditions precedent set forth therein.

The Vistra Operations Credit Facilities provide for certain customary events of default, including events of default resulting from non-payment of principal, interest or fees when due, material breaches of representations and warranties, material breaches of covenants in the Vistra Operations Credit Facilities or ancillary loan documents, cross-defaults under other agreements or instruments and the entry of material judgments against Vistra Operations. Solely with respect to the Revolving Credit Facility, and solely during a compliance period (which, in general, is applicable when the aggregate revolving borrowings and issued revolving letters of credit (in excess of $100 million) exceed 30% of the revolving commitments), the agreement includes a covenant that requires the consolidated first lien net leverage ratio, which is based on the ratio of net first lien debt compared to an EBITDA calculation defined under the terms of the facilities, not to exceed 4.25 to 1.00. Although we had no borrowings under the Revolving Credit Facility as of September 30, 2017, we would have been in compliance with this financial covenant if it was required to be tested at such date. Upon the existence of an event of default, the Vistra Operations Credit Facilities provide that all principal, interest and other amounts due thereunder will become immediately due and payable, either automatically or at the election of specified lenders.

Interest Rate Swaps — In the Successor period from October 3, 2016 through December 31, 2016, we entered into $3.0 billion notional amount of interest rate swaps to hedge a portion of our exposure to our variable rate debt. The interest rate swaps, which became effective in January 2017, expire in July 2023 and effectively fix the interest rates between 4.75% and 4.88% on $3.0 billion of our variable rate debt. The interest rate swaps are secured by a first lien secured interest on a pari-passu basis with the Vistra Operations Credit Facilities.

Predecessor

DIP Roll Facilities — In August 2016, the Predecessor entered into the DIP Roll Facilities. The facilities provided for up to $4.250 billion in senior secured, super-priority financing. The DIP Roll Facilities were senior, secured, super-priority debtor-in-possession credit agreements by and among the TCEH Debtors, the lenders that were party thereto from time to time and an administrative and collateral agent. On the Effective Date, the DIP Roll Facilities converted to the Vistra Operations Credit Facilities discussed above. Net proceeds from the DIP Roll Facilities were used to repay outstanding borrowings under the former DIP Facility, fund a collateral account used to backstop issuances of letters of credit and pay issuance costs. The remaining balance was used for general corporate purposes.

DIP Facility — The DIP Facility provided for up to $3.375 billion in senior secured, super-priority financing. The DIP Facility was a senior, secured, super-priority credit agreement by and among the TCEH Debtors, the lenders that were party thereto from time to time and an administrative and collateral agent. As discussed above, in August 2016, all outstanding amounts under the DIP Facility were repaid using proceeds from the DIP Roll Facilities.

10.	COMMITMENTS AND CONTINGENCIES

Guarantees

We have entered into contracts that contain guarantees to unaffiliated parties that could require performance or payment under certain conditions. As of September 30, 2017, there are no material outstanding claims related to our guarantee obligations, and we do not anticipate we will be required to make any material payments under these guarantees.

Letters of Credit

At September 30, 2017, we had outstanding letters of credit under the Vistra Operations Credit Facilities totaling $480 million as follows:

•	$350 million to support commodity risk management collateral requirements in the normal course of business, including over-the-counter and exchange-traded transactions and collateral postings with ERCOT;

•	$46 million to support executory contracts and insurance agreements;

•	$55 million to support our REP financial requirements with the PUCT, and

•	$29 million for other credit support requirements.

Litigation

Litigation Related to EPA Reviews — In June 2008, the EPA issued an initial request for information to Luminant under the EPA’s authority under Section 114 of the Clean Air Act (CAA). The stated purpose of the request is to obtain information necessary to determine compliance with the CAA, including New Source Review standards and air permits issued by the TCEQ for the Big Brown, Monticello and Martin Lake generation facilities. In April 2013, Luminant received an additional information request from the EPA under Section 114 related to our Big Brown, Martin Lake and Monticello facilities as well as an initial information request related to our Sandow 4 generation facility.

In July 2012, the EPA sent Luminant a notice of violation alleging noncompliance with the CAA’s New Source Review standards and the air permits at our Martin Lake and Big Brown generation facilities. In August 2013, the US Department of Justice, acting as the attorneys for the EPA, filed a civil enforcement lawsuit against Luminant in federal district court in Dallas, alleging violations of the CAA, including its New Source Review standards, at our Big Brown and Martin Lake generation facilities. In August 2015, the district court granted Luminant’s motion to dismiss seven of the nine claims asserted by the EPA in the lawsuit. In August 2016, the EPA filed an amended complaint, eliminating one of the two remaining claims and withdrawing with prejudice a request for civil penalties in the other remaining claim. The EPA also filed a motion for entry of final judgment so that it could seek to appeal the district court’s dismissal decision. In September 2016, Luminant filed a response opposing the EPA’s motion for entry of final judgment. In October 2016, the district court denied the EPA’s motion for entry of final judgment and agreed that the remaining claim must be fully adjudicated at the district court or withdrawn with prejudice before the EPA may appeal the dismissal decision.

In January 2017, the EPA dismissed its two remaining claims with prejudice and the district court entered final judgment in our favor. In March 2017, the EPA and the Sierra Club appealed the final judgment to the US Court of Appeals for the Fifth Circuit (Fifth Circuit Court) and Luminant filed a motion in the district court to recover its attorney fees and costs. In April 2017, the district court stayed its consideration of Luminant’s motion for attorney fees. In June 2017, the EPA and the Sierra Club filed their opening briefs in the Fifth Circuit Court. Luminant filed its response brief in August 2017. In September 2017, the EPA and the Sierra Club filed their reply briefs. The case has not yet been set for oral argument. We believe that we have complied with all requirements of the CAA and intend to vigorously defend against the remaining allegations. The lawsuit requests the maximum civil penalties available under the CAA to the government of up to $32,500 to $37,500 per day for each alleged violation, depending on the date of the alleged violation, and injunctive relief, including an order requiring the installation of best available control technology at the affected units. An adverse outcome could require substantial capital expenditures that cannot be determined at this time or retirement of the plants at issue and could possibly require the payment of substantial penalties. We cannot predict the outcome of these proceedings, including the financial effects, if any.

Greenhouse Gas Emissions

In August 2015, the EPA finalized rules to address greenhouse gas (GHG) emissions from new, modified and reconstructed and existing electricity generation units, referred to as the Clean Power Plan. The rule for existing facilities would establish state-specific emissions rate goals to reduce nationwide CO2 emissions related to affected units by over 30% from 2012 emission levels by 2030. A number of parties, including Luminant, filed petitions for review in the US Court of Appeals for the District of Columbia Circuit (D.C. Circuit Court) for the rule for new, modified and reconstructed plants. In addition, a number of petitions for review of the rule for existing plants were filed in the D.C. Circuit Court by various parties and groups, including challenges from twenty-seven different states opposed to the rule as well as those from, among others, certain power generating companies, various business groups and some labor unions. Luminant also filed its own petition for review. In January 2016, a coalition of states, industry (including Luminant) and other parties filed applications with the US Supreme Court (Supreme Court) asking that the Supreme Court stay the rule while the D.C. Circuit Court reviews the legality of the rule for existing plants. In February 2016, the Supreme Court stayed the rule pending the conclusion of legal challenges on the rule before the D.C. Circuit Court and until the Supreme Court disposes of any subsequent petition for review. Oral argument on the merits of the legal challenges to the rule were heard in September 2016 before the entire D.C. Circuit Court.

In March 2017, President Trump issued an Executive Order entitled Promoting Energy Independence and Economic Growth (Order). The Order covers a number of matters, including the Clean Power Plan. Among other provisions, the Order directs the EPA to review the Clean Power Plan and, if appropriate, suspend, revise or rescind the rules on existing and new, modified and reconstructed generating units. In April 2017, in accordance with the Order, the EPA published its intent to review the Clean Power Plan. In addition, the Department of Justice has filed motions seeking to abate those cases until the EPA concludes its review of the rules, including any new rulemaking that results from that review. In April 2017, the D.C. Circuit Court issued orders holding the cases in abeyance for 60 days and directing the EPA to provide status reports at 30 day intervals. The D.C. Circuit Court further ordered that all parties file supplemental briefs in May 2017 on whether the cases should be remanded to the EPA rather than held in abeyance. The 60-day abeyance expired in June 2017, and the D.C. Circuit Court has yet to take further action. In October 2017, the EPA issued a proposed rule that would rescind the Clean Power Plan. The proposed repeal focuses on what the EPA believes to be the unlawful nature of the Clean Power Plan and asks for public comment on the EPA’s interpretations of its authority under the Clean Air Act. We currently plan to submit comments in response to the proposed repeal. While we cannot predict the outcome of these rulemakings and related legal proceedings, or estimate a range of reasonably probable costs, if the rules are ultimately implemented or upheld as they were issued, they could have a material impact on our results of operations, liquidity or financial condition.

Cross-State Air Pollution Rule (CSAPR)

In July 2011, the EPA issued the CSAPR, compliance with which would have required significant additional reductions of sulfur dioxide (SO2) and nitrogen oxide (NOx) emissions from our fossil fueled generation units. In February 2012, the EPA released a final rule (Final Revisions) and a proposed rule revising certain aspects of the CSAPR, including increases in the emissions budgets for Texas and our generation assets as compared to the July 2011 version of the rule. In June 2012, the EPA finalized the proposed rule (Second Revised Rule).

The CSAPR became effective January 1, 2015. In July 2015, following a remand of the case from the Supreme Court to consider further legal challenges, the D.C. Circuit Court unanimously ruled in favor of Luminant and other petitioners, holding that the CSAPR emissions budgets over-controlled Texas and other states. The D.C. Circuit Court remanded those states’ budgets to the EPA for prompt reconsideration. While Luminant planned to participate in the EPA’s reconsideration process to develop increased budgets for the 1997 ozone standard that do not over-control Texas, the EPA instead responded to the remand by proposing a new rulemaking that created new NOX ozone season budgets for the 2008 ozone standard without addressing the over-controlling budgets for the 1997 standard. Comments on the EPA’s proposal were submitted by Luminant in February 2016. In August 2016, the EPA disapproved Texas’s 2008 ozone State Implementation Plan (SIP) submittal and imposed a Federal Implementation Plan (FIP) in its place in October 2016. Texas filed a petition in the Fifth Circuit Court challenging the SIP disapproval and Luminant has intervened in support of Texas’s challenge. The State of Texas and Luminant have also both filed challenges in the D.C. Circuit Court challenging the EPA’s FIP and those cases are currently pending before that court. With respect to Texas’s SO2 emission budgets, in June 2016, the EPA issued a memorandum describing the EPA’s proposed approach for responding to the D.C. Circuit Court’s remand for reconsideration of the CSAPR SO2 emission budgets for Texas and three other states that had been remanded to the EPA by the D.C. Circuit Court. In the memorandum, the EPA stated that those four states could either voluntarily participate in the CSAPR by submitting a SIP revision adopting the SO2 budgets that had been previously held invalid by the D.C. Circuit Court and the current annual NOX budgets or, if the state chooses not to participate in the CSAPR, the EPA could withdraw the CSAPR FIP by the fall of 2016 for those states and address any interstate transport and regional haze obligations on a state-by-state basis. Texas has not indicated that it intends to adopt the over-controlling budgets and, in November 2016, the EPA proposed to withdraw the CSAPR FIP for Texas. In September 2017, the EPA finalized its proposal to remove Texas from the annual CSAPR programs. As a result, Texas electric generating units are no longer subject to the CSAPR annual SO2 and NOX limits, but remain subject to the CSAPR’s ozone season NOX requirements. While we cannot predict the outcome of future proceedings related to the CSAPR, including the EPA’s recent actions concerning the CSAPR annual emissions budgets for affected states and participating in the CSAPR program, based upon our current operating plans we do not believe that the CSAPR itself will cause any material operational, financial or compliance issues to our business or require us to incur any material compliance costs.

Regional Haze — Reasonable Progress and Long-Term Strategies

The Regional Haze Program of the CAA establishes “as a national goal the prevention of any future, and the remedying of any existing, impairment of visibility in mandatory Class I federal areas, like national parks, which impairment results from man-made pollution.” There are two components to the Regional Haze Program. First, states must establish goals for reasonable progress for Class I federal areas within the state and establish long-term strategies to reach those goals and to assist Class I federal areas in neighboring states to achieve reasonable progress set by those states towards a goal of natural visibility by 2064. In February 2009, the TCEQ submitted a SIP concerning regional haze (Regional Haze SIP) to the EPA. In December 2011, the EPA proposed a limited disapproval of the Regional Haze SIP due to its reliance on the Clean Air Interstate Rule (CAIR) instead of the EPA’s replacement CSAPR program that the EPA proposed in July 2011. The EPA finalized the limited disapproval in June 2012. In August 2012, Luminant filed a petition for review in the Fifth Circuit Court challenging the EPA’s limited disapproval of the Regional Haze SIP on the grounds that the CAIR continued in effect pending the D.C. Circuit Court’s decision in the CSAPR litigation. In September 2012, Luminant filed a petition to intervene in a case filed by industry groups and other states and private parties in the D.C. Circuit Court challenging the EPA’s limited disapproval and issuance of a FIP regarding the regional haze best available retrofit technology (BART) program. The Fifth Circuit Court case has since been transferred to the D.C. Circuit Court and consolidated with other pending BART program regional haze appeals. Briefing in the D.C. Circuit Court was completed in March 2017.

In June 2014, the EPA issued requests for information under Section 114 of the CAA to Luminant and other generators in Texas related to the reasonable progress program. After releasing a proposed rule in November 2014 and receiving comments from a number of parties, including Luminant and the State of Texas in April 2015, the EPA issued a final rule in January 2016 approving in part and disapproving in part Texas’ SIP for Regional Haze and issuing a FIP for Regional Haze. In the rule, the EPA asserts that the Texas SIP does not show reasonable progress in improving visibility for two areas in Texas and that its long-term strategy fails to make emission reductions needed to achieve reasonable progress in improving visibility in the Wichita Mountains of Oklahoma. The EPA’s emission limits in the FIP assume additional control equipment for specific lignite/coal-fueled generation units across Texas, including new flue gas desulfurization systems (scrubbers) at seven electricity generating units and upgrades to existing scrubbers at seven generation units. Specifically, for Luminant, the EPA’s FIP is based on new scrubbers at Big Brown Units 1 and 2 and Monticello Units 1 and 2 and scrubber upgrades at Martin Lake Units 1, 2 and 3, Monticello Unit 3 and Sandow Unit 4. Under the terms of the rule, subject to the legal proceedings described in the following paragraph, the scrubber upgrades would be required by February 2019, and the new scrubbers would be required by February 2021.

In March 2016, Luminant and a number of other parties, including the State of Texas, filed petitions for review in the Fifth Circuit Court challenging the FIP’s Texas requirements. Luminant and other parties also filed motions to stay the FIP while the court reviews the legality of the EPA’s action. In July 2016, the Fifth Circuit Court denied the EPA’s motion to dismiss Luminant’s challenge to the FIP and denied the EPA’s motion to transfer the challenges Luminant, the other industry petitioners and the State of Texas filed to the D.C. Circuit Court. In addition, the Fifth Circuit Court granted the motions to stay filed by Luminant, the other industry petitioners and the State of Texas pending final review of the petitions for review. The case was abated until the end of November 2016 in order to allow the parties to pursue settlement discussions. Settlement discussions were unsuccessful, and in December 2016 the EPA filed a motion seeking a voluntary remand of the rule back to the EPA for further consideration of Luminant’s pending request for administrative reconsideration. Luminant and some of the other petitioners filed a response opposing the EPA’s motion to remand and filed a cross motion for vacatur of the rule in December 2016. In March 2017, the Fifth Circuit Court remanded the rule back to the EPA for reconsideration in light of the Court’s prior determination that we and the other petitioners demonstrated a substantial likelihood that the EPA exceeded its statutory authority and acted arbitrarily and capriciously, but the Court denied all of the other pending motions. The stay of the rule (and the emission control requirements) remains in effect. In addition, the Fifth Circuit Court denied the EPA’s motion to lift the stay as to parts of the rule implicated in the EPA’s subsequent BART proposal and the Court is retaining jurisdiction of the case and requiring the EPA to file status reports on its reconsideration every 60 days. While we cannot predict the outcome of the rulemaking and legal proceedings, or estimate a range of reasonably possible costs, the result may have a material impact on our results of operations, liquidity or financial condition.

Regional Haze — Best Available Retrofit Technology

The second part of the Regional Haze Program subjects certain electricity generation units built between 1962 and 1977, to BART standards designed to improve visibility if such units cause or contribute to impairment of visibility in a federal class I area. BART reductions of SO2 and NOX are required either on a unit-by-unit basis or are deemed satisfied by state participation in an EPA-approved regional trading program such as the CSAPR or other approved alternative program. In response to a lawsuit by environmental groups, the D.C. Circuit Court issued a consent decree in March 2012 that required the EPA to propose a decision on the Regional Haze SIP by May 2012 and finalize that decision by November 2012. The consent decree requires a FIP for any provisions that the EPA disapproves. The D.C. Circuit Court has amended the consent decree several times to extend the dates for the EPA to propose and finalize a decision on the Regional Haze SIP. The consent decree was modified in December 2015 to extend the deadline for the EPA to finalize action on the determination and adoption of requirements for BART for electricity generation. Under the amended consent decree, the EPA had until December 2016 to propose, and had until September 2017 to finalize, either approval of the state plan or a FIP for BART for Texas electricity generation sources if the EPA determines that BART requirements have not been met. The EPA issued a proposed BART FIP for Texas in January 2017. The EPA’s proposed emission limits assume additional control equipment for specific lignite/coal-fueled generation units across Texas, including new flue gas desulfurization systems (scrubbers) at 12 electric generation units and upgrades to existing scrubbers at four electric generation units. Specifically, for Luminant, the EPA’s proposed emission limitations were based on new scrubbers at Big Brown Units 1 and 2 and Monticello Units 1 and 2 and scrubber upgrades at Martin Lake Units 1, 2 and 3 and Monticello Unit 3. Luminant evaluated the requirements and potential financial and operational impacts of the proposed rule, but new scrubbers at the Big Brown and Monticello units necessary to achieve the emission limits required by the FIP (if those limits are possible to attain), along with the existence of low wholesale power prices in ERCOT, would challenge the long-term economic viability of those units. Under the terms of the proposed rule, the scrubber upgrades would have been required within three years of the effective date of the final rule and the new scrubbers will be required within five years of the effective date of the final rule. We submitted comments on the proposed FIP in May 2017.

The EPA signed the final BART FIP for Texas in September 2017. The rule is a partial approval of Texas’s 2009 SIP and a partial FIP. In response to comments on the proposed rule submitted to the EPA, for SO2, the rule creates an intrastate Texas emission allowance trading program as a “BART alternative” that operates in a similar fashion to a CSAPR trading program. The program includes 39 generating units, including our Martin Lake, Big Brown, Monticello, Sandow 4, Stryker 2 and Graham 2 plants. Of the 39 units, 30 are BART-eligible, three are co-located with a BART-eligible unit and six units are included in the program based on a visibility impacts analysis by the EPA. The 39 units represent 89% of SO2 emissions from Texas electric generating units in 2016 and 85% of all CSAPR SO2 allowance allocations for Texas existing electric generating units. The compliance obligations in the program will start on January 1, 2019. The identified units will receive an annual allowance allocation that is equal to their current annual CSAPR SO2 allocation. Luminant’s units covered by the program are allocated 91,222 allowances annually. Under the rule, a unit that is listed that does not operate for two consecutive years starting after 2018 would no longer receive allowances after the fifth year of non-operation. While we are still analyzing the rule, we believe the recent retirement announcement for our Monticello, Big Brown (if not sold) and Sandow 4 plants (see Note 17) will enhance our ability to comply with this BART rule for SO2. For NOX, the rule adopts the CSAPR’s ozone program as BART and for particulate matter, the rule approves Texas’s SIP that determines that no electric generating units are subject to particulate matter BART. While we cannot predict the outcome of the rulemaking and potential legal proceedings, we believe the rule, if ultimately implemented or upheld as issued, will not have a material impact on our results of operation, liquidity or financial condition.

Intersection of the CSAPR and Regional Haze Programs

Historically the EPA has considered compliance with a regional trading program, such as the CSAPR, as satisfying a state’s obligations under the BART portion of the Regional Haze Program. However, in the reasonable progress FIP, the EPA diverged from this approach and did not treat Texas’ compliance with the CSAPR as satisfying its obligations under the BART portion of the Regional Haze Program. The EPA concluded that it would not be appropriate to finalize that determination given the remand of the CSAPR budgets. As described above, the EPA has now removed Texas from the annual CSAPR trading programs and has issued a final BART FIP for Texas.

Affirmative Defenses During Malfunctions

In February 2013, in response to a petition for rulemaking filed by the Sierra Club, the EPA proposed a rule requiring certain states to replace SIP exemptions for excess emissions during malfunctions with an affirmative defense. Texas was not included in that original proposal since it already had an EPA-approved affirmative defense provision in its SIP that was found to be lawful by the Fifth Circuit Court in 2013. In 2014, as a result of a D.C. Circuit Court decision striking down an affirmative defense in another EPA rule, the EPA revised its 2013 proposal to extend the EPA’s proposed findings of inadequacy to states that have affirmative defense provisions, including Texas. The EPA’s revised proposal would require Texas to remove or replace its EPA-approved affirmative defense provisions for excess emissions during startup, shutdown and maintenance events. In May 2015, the EPA finalized the proposal. In June 2015, Luminant filed a petition for review in the Fifth Circuit Court challenging certain aspects of the EPA’s final rule as they apply to the Texas SIP. The State of Texas and other parties have also filed similar petitions in the Fifth Circuit Court. In August 2015, the Fifth Circuit Court transferred the petitions that Luminant and other parties filed to the D.C. Circuit Court, and in October 2015 the petitions were consolidated with the pending petitions challenging the EPA’s action in the D.C. Circuit Court. Briefing in the D.C. Circuit Court on the challenges was completed in October 2016 and oral argument was originally set for May 2017. However, in April 2017, the court granted the EPA’s motion to continue oral argument and ordered that the case be held in abeyance with the EPA to provide status reports to the court on the EPA’s review of the action at 90-day intervals. We cannot predict the timing or outcome of this proceeding, or estimate a range of reasonably possible costs, but implementation of the rule as finalized may have a material impact on our results of operations, liquidity or financial condition.

SO2 Designations for Texas

In February 2016, the EPA notified Texas of the EPA’s preliminary intention to designate nonattainment areas for counties surrounding our Big Brown, Monticello and Martin Lake generation plants based on modeling data submitted to the EPA by the Sierra Club. Such designation would potentially require the implementation of various controls or other requirements to demonstrate attainment. Luminant submitted comments challenging the use of modeling data rather than data from actual air quality monitoring equipment. In November 2016, the EPA finalized its proposed designations for Texas including finalizing the nonattainment designations for the areas referenced above. In doing so, the EPA ignored contradictory modeling that we submitted with our comments. The final designation mandates would be for Texas to begin the multi-year process to evaluate what potential emission controls or operational changes, if any, may be necessary to demonstrate attainment. In February 2017, the State of Texas and Luminant filed challenges to the nonattainment designations in the Fifth Circuit Court and protective petitions in the D.C. Circuit Court. In March 2017, the EPA filed a motion to transfer or dismiss our Fifth Circuit Court petition, and the State of Texas and Luminant filed an opposition to that motion. Briefing on that motion in the Fifth Circuit Court was completed in May 2017, and the Fifth Circuit Court held oral argument on that motion in July 2017. In August 2017, the Fifth Circuit Court denied the EPA’s motion to transfer our challenge to the D.C. Circuit Court. In October 2017, the Fifth Circuit Court granted the EPA’s motion to hold the case in abeyance in light of the EPA’s representation that it was considering granting Luminant’s request that the EPA reconsider the rule. In addition, with respect to Monticello and Big Brown (if that plant is retired and not sold), the retirement of those plants should favorably impact our legal challenge to the nonattainment designations in that the nonattainment designation for Freestone County and Titus County are based solely on the Sierra Club modeling of alleged SO2 emissions from Big Brown and Monticello. We dispute the Sierra Club’s modeling. Regardless, considering these retirement announcements, the nonattainment designation for those counties are no longer supported. While we cannot predict the outcome of this matter, or estimate a range of reasonably possible costs, the result may have a material impact on our results of operations, liquidity or financial condition.

Other Matters

We are involved in various legal and administrative proceedings in the normal course of business, the ultimate resolutions of which, in the opinion of management, are not anticipated to have a material effect on our results of operations, liquidity or financial condition.

11.	EQUITY

Successor Shareholders’ Equity

Vistra Energy did not declare or pay any dividends during the nine months ended September 30, 2017. The agreement governing the Vistra Operations Credit Facilities (the Credit Facilities Agreement) generally restricts the ability of Vistra Operations Company LLC (Vistra Operations) to make distributions to any direct or indirect parent unless such distributions are expressly permitted thereunder. As of September 30, 2017, Vistra Operations can distribute approximately $980 million to Vistra Energy Corp. (Parent) under the Credit Facilities Agreement without the consent of any party. The amount that can be distributed by Vistra Operations to Parent was reduced by approximately $67 million and $537 million due to net distributions made by Vistra Operations to Parent during the three and nine months ended September 30, 2017, respectively. Additionally, Vistra Operations may make distributions to Parent in amounts sufficient for Parent to make any payments required under the TRA or the Tax Matters Agreement or, to the extent arising out of Parent’s ownership or operation of Vistra Operations, to pay any taxes or general operating or corporate overhead expenses.

Under applicable Delaware General Corporate Law, we are prohibited from paying any distribution to the extent that such distribution exceeds the value of our “surplus,” which is defined as the excess of our net assets above our capital (the aggregate par value of all outstanding shares of our stock).

The following table presents the changes to shareholder’s equity for the nine months ended September 30, 2017:

	Vistra Energy Shareholders’ Equity
	Common Stock (a)	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Shareholders’ Equity
Balance at December 31, 2016	$4	$7,742	$(1,155)	$6	$6,597
Net income	—	—	325	—	325
Effects of stock-based incentive compensation plans	—	13	—	—	13

Balance at September 30, 2017	$4	$7,755	$(830)	$6	$6,935

(a)	Authorized shares totaled 1,800,000,000 at September 30, 2017. Outstanding shares totaled 427,597,368 and 427,580,232 at September 30, 2017 and December 31, 2016, respectively.

Predecessor Membership Interests

The following table presents the changes to membership interests for the nine months ended September 30, 2016:

	TCEH Membership Interests
	Capital Account	Accumulated Other Comprehensive Loss	Total Membership Interests
Balance at December 31, 2015	$(22,851)	$(33)	$(22,884)
Net loss	(656)	—	(656)
Net effects of cash flow hedges	—	1	1

Balance at September 30, 2016	$(23,507)	$(32)	$(23,539)

12.	FAIR VALUE MEASUREMENTS

We utilize several different valuation techniques to measure the fair value of assets and liabilities, relying primarily on the market approach of using prices and other market information for identical and/or comparable assets and liabilities for those items that are measured on a recurring basis. We use a mid-market valuation convention (the mid-point price between bid and ask prices) as a practical expedient to measure fair value for the majority of our assets and liabilities and use valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Our valuation policies and procedures were developed, maintained and validated by a centralized risk management group.

Fair value measurements of derivative assets and liabilities incorporate an adjustment for credit-related nonperformance risk. These nonperformance risk adjustments take into consideration master netting arrangements, credit enhancements and the credit risks associated with our credit standing and the credit standing of our counterparties (see Note 13 for additional information regarding credit risk associated with our derivatives). We utilize credit ratings and default rate factors in calculating these fair value measurement adjustments.

We categorize our assets and liabilities recorded at fair value based upon the following fair value hierarchy:

•	Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. Our Level 1 assets and liabilities include CME or ICE (electronic commodity derivative exchanges) futures and options transacted through clearing brokers for which prices are actively quoted. We report the fair value of CME and ICE transactions without taking into consideration margin deposits, with the exception of certain margin amounts related to changes in fair value on certain CME transactions that, beginning in January 2017, are legally characterized as settlement of derivative contracts rather than collateral.

•	Level 2 valuations utilize over-the-counter broker quotes, quoted prices for similar assets or liabilities that are corroborated by correlations or other mathematical means, and other valuation inputs such as interest rates and yield curves observable at commonly quoted intervals. We attempt to obtain multiple quotes from brokers that are active in the markets in which we participate and require at least one quote from two brokers to determine a pricing input as observable. The number of broker quotes received for certain pricing inputs varies depending on the depth of the trading market, each individual broker’s publication policy, recent trading volume trends and various other factors.

•

Level 3 valuations use unobservable inputs for the asset or liability. Unobservable inputs are used to the extent observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. We use the most meaningful information available from the market combined with internally developed valuation methodologies to develop our best estimate of fair value. Significant unobservable inputs used to develop the valuation models include volatility curves, correlation curves, illiquid pricing delivery periods and locations and credit-related nonperformance risk assumptions. These inputs and valuation models are developed and maintained by employees trained and experienced in market operations and fair value measurements and validated by the Company’s risk management group.

With respect to amounts presented in the following fair value hierarchy tables, the fair value measurement of an asset or liability (e.g., a contract) is required to fall in its entirety in one level, based on the lowest level input that is significant to the fair value measurement.

Assets and liabilities measured at fair value on a recurring basis consisted of the following at the respective balance sheet dates shown below:

September 30, 2017
	Level 1	Level 2	Level 3 (a)	Reclassification (b)	Total
Assets:
Commodity contracts	$27	$90	$182	$3	$302
Interest rate swaps	—	2	—	7	9
Nuclear decommissioning trust — equity securities (c)	486	—	—	—	486
Nuclear decommissioning trust — debt securities (c)	—	365	—	—	365

Sub-total	$513	$457	$182	$10	1,162

Assets measured at net asset value (d):
Nuclear decommissioning trust — equity securities (c)					281

Total assets					$1,443

Liabilities:
Commodity contracts	$28	$25	$25	$3	$81
Interest rate swaps	—	16	—	7	23

Total liabilities	$28	$41	$25	$10	$104

December 31, 2016
	Level 1	Level 2	Level 3 (a)	Reclassification (b)	Total
Assets:
Commodity contracts	$167	$131	$98	$—	$396
Interest rate swaps	—	5	—	13	18
Nuclear decommissioning trust — equity securities (c)	425	—	—	—	425
Nuclear decommissioning trust — debt securities (c)	—	340	—	—	340

Sub-total	$592	$476	$98	$13	1,179

Assets measured at net asset value (d):
Nuclear decommissioning trust — equity securities (c)					247

Total assets					$1,426

Liabilities:
Commodity contracts	$302	$15	$15	$—	$332
Interest rate swaps	—	16	—	13	29

Total liabilities	$302	$31	$15	$13	$361

(a)	See table below for description of Level 3 assets and liabilities.
(b)	Fair values are determined on a contract basis, but certain contracts result in a current asset and a noncurrent liability, or vice versa, as presented in our condensed consolidated balance sheets.
(c)	The nuclear decommissioning trust investment is included in the other investments line in our condensed consolidated balance sheets. See Note 16.
(d)	The fair value amounts presented in this line are intended to permit reconciliation of the fair value hierarchy to the amounts presented in our condensed consolidated balance sheets. Certain investments measured at fair value using the net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.

Commodity contracts consist primarily of natural gas, electricity, coal, fuel oil and uranium agreements and include financial instruments entered into for economic hedging purposes as well as physical contracts that have not been designated as normal purchases or sales. Interest rate swaps are used to reduce exposure to interest rate changes by converting floating-rate interest to fixed rates. See Note 13 for further discussion regarding derivative instruments.

Nuclear decommissioning trust assets represent securities held for the purpose of funding the future retirement and decommissioning of our nuclear generation facility. These investments include equity, debt and other fixed-income securities consistent with investment rules established by the NRC and the PUCT.

The following tables present the fair value of the Level 3 assets and liabilities by major contract type and the significant unobservable inputs used in the valuations at September 30, 2017 and December 31, 2016:

September 30, 2017
	Fair Value
Contract Type (a)	Assets	Liabilities	Total	Valuation Technique	Significant Unobservable Input	Range (b)
Electricity purchases and sales	$101	$(8)	$93	Valuation Model	Hourly price curve shape (c)	$0 to $35/ MWh
					Illiquid delivery periods for ERCOT hub power prices and heat rates (d)	$20 to $60/ MWh
Electricity options	33	(13)	20	Option Pricing Model	Gas to power correlation (e)	30% to 95%
					Power volatility (e)	5% to 180%
Electricity congestion revenue rights	35	(4)	31	Market Approach (f)	Illiquid price differences between settlement points (g)	$0 to $15/ MWh
Other (h)	13	—	13

Total	$182	$(25)	$157

December 31, 2016
	Fair Value
Contract Type (a)	Assets	Liabilities	Total	Valuation Technique	Significant Unobservable Input	Range (b)
Electricity purchases and sales	$32	$—	$32	Valuation Model	Hourly price curve shape (c)	$0 to $35/ MWh
					Illiquid delivery periods for ERCOT hub power prices and heat rates (d)	$30 to $70/ MWh
Electricity congestion revenue rights	42	(6)	36	Market Approach (f)	Illiquid price differences between settlement points (g)	$0 to $10/ MWh
Other (h)	24	(9)	15

Total	$98	$(15)	$83

(a)	Electricity purchase and sales contracts include power and heat rate positions in ERCOT regions. Electricity congestion revenue rights contracts consist of forward purchase contracts (swaps and options) used to hedge electricity price differences between settlement points within ERCOT. Electricity options consist of physical electricity options and spread options.
(b)	The range of the inputs may be influenced by factors such as time of day, delivery period, season and location.
(c)	Based on the historical range of forward average hourly ERCOT North Hub prices.
(d)	Based on historical forward ERCOT power price and heat rate variability.
(e)	Based on historical forward correlation and volatility within ERCOT.
(f)	While we use the market approach, there is insufficient market data to consider the valuation liquid.
(g)	Based on the historical price differences between settlement points within ERCOT hubs and load zones.
(h)	Other includes contracts for natural gas, coal and coal options. December 31, 2016 also includes an immaterial amount of electricity options.

There were no transfers between Level 1 and Level 2 of the fair value hierarchy for the three and nine months ended September 30, 2017 and 2016. See the table below for discussion of transfers between Level 2 and Level 3 for the three and nine months ended September 30, 2017 and 2016.

The following table presents the changes in fair value of the Level 3 assets and liabilities for the three and nine months ended September 30, 2017 and 2016.

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended September 30, 2017	Three Months Ended September 30, 2016	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016
Net asset (liability) balance at beginning of period	$75	$(9)	$83	$37

Total unrealized valuation gains (losses)	132	126	139	122
Purchases, issuances and settlements (a):
Purchases	16	11	51	37
Issuances	(5)	(4)	(19)	(20)
Settlements	(45)	(24)	(87)	(51)
Transfers into Level 3 (b)	—	—	4	1
Transfers out of Level 3 (b)	—	—	2	1
Earn-out provision (c)	(16)	—	(16)	—
Net liabilities assumed in the Lamar and Forney Acquisition (Note 3)	—	(3)	—	(30)

Net change (d)	82	106	74	60

Net asset balance at end of period	$157	$97	$157	$97

Unrealized valuation gains relating to instruments held at end of period	$106	$92	$110	$98

(a)	Settlements reflect reversals of unrealized mark-to-market valuations previously recognized in net income. Purchases and issuances reflect option premiums paid or received.
(b)	Includes transfers due to changes in the observability of significant inputs. All Level 3 transfers during the periods presented are in and out of Level 2.
(c)	Represents initial fair value of the earn-out provision incurred as part of the Odessa Acquisition. See Note 3.
(d)	Substantially all changes in value of commodity contracts (excluding the initial fair value of the earn-out provision related to the Odessa Acquisition in 2017 and the net liability assumed in the Lamar and Forney Acquisition in 2016) are reported as operating revenues in our condensed statements of consolidated income (loss). Activity excludes change in fair value in the month positions settle.

13.	COMMODITY AND OTHER DERIVATIVE CONTRACTUAL ASSETS AND LIABILITIES

Strategic Use of Derivatives

We transact in derivative instruments, such as options, swaps, futures and forward contracts, to manage commodity price and interest rate risk. See Note 12 for a discussion of the fair value of derivatives.

Commodity Hedging and Trading Activity — We utilize natural gas and electricity derivatives to reduce exposure to changes in electricity prices primarily to hedge future revenues from electricity sales from our generation assets. We also utilize short-term electricity, natural gas, coal, fuel oil and uranium derivative instruments for fuel hedging and other purposes. Counterparties to these transactions include energy companies, financial institutions, electric utilities, independent power producers, oil and gas producers, local distribution companies and energy marketing companies. Unrealized gains and losses arising from changes in the fair value of derivative instruments as well as realized gains and losses upon settlement of the instruments are reported in our condensed statements of consolidated income (loss) in operating revenues and fuel, purchased power costs and delivery fees in the Successor period and net gain from commodity hedging and trading activities in the Predecessor period.

Interest Rate Swaps — Interest rate swap agreements are used to reduce exposure to interest rate changes by converting floating-rate interest rates to fixed rates, thereby hedging future interest costs and related cash flows. Unrealized gains and losses arising from changes in the fair value of the swaps as well as realized gains and losses upon settlement of the swaps are reported in our condensed statements of consolidated income (loss) in interest expense and related charges.

Financial Statement Effects of Derivatives

Substantially all derivative contractual assets and liabilities are accounted for under mark-to-market accounting consistent with accounting standards related to derivative instruments and hedging activities. The following tables provide detail of derivative contractual assets and liabilities as reported in our condensed consolidated balance sheets at September 30, 2017 and December 31, 2016. Derivative asset and liability totals represent the net value of the contract, while the balance sheet totals represent the gross value of the contract.

	September 30, 2017
	Derivative Assets		Derivative Liabilities
	Commodity Contracts	Interest Rate Swaps	Commodity Contracts	Interest Rate Swaps	Total
Current assets	$181	$—	$1	$—	$182
Noncurrent assets	120	9	—	—	129
Current liabilities	(2)	(7)	(53)	(10)	(72)
Noncurrent liabilities	—	—	(26)	(6)	(32)

Net assets (liabilities)	$299	$2	$(78)	$(16)	$207

	December 31, 2016
	Derivative Assets		Derivative Liabilities
	Commodity Contracts	Interest Rate Swaps	Commodity Contracts	Interest Rate Swaps	Total
Current assets	$350	$—	$—	$—	$350
Noncurrent assets	46	17	—	1	64
Current liabilities	—	(12)	(330)	(17)	(359)
Noncurrent liabilities	—	—	(2)	—	(2)

Net assets (liabilities)	$396	$5	$(332)	$(16)	$53

At September 30, 2017 and December 31, 2016, there were no derivative positions accounted for as cash flow or fair value hedges.

The following table presents the pretax effect of derivative gains (losses) on net income, including realized and unrealized effects:

	Successor	Predecessor	Successor	Predecessor
Derivative (condensed statements of consolidated income (loss) presentation)	Three Months Ended September 30, 2017	Three Months Ended September 30, 2016	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016
Commodity contracts (Operating revenues) (a)	$166	$—	$333	$—
Commodity contracts (Fuel, purchased power costs and delivery fees) (a)	9	—	3	—
Commodity contracts (Net gain from commodity hedging and trading activities) (a)	—	239	—	194
Interest rate swaps (Interest expense and related charges) (b)	(4)	—	(24)	—

Net gain (loss)	$171	$239	$312	$194

(a)	Amount represents changes in fair value of positions in the derivative portfolio during the period, as realized amounts related to positions settled are assumed to equal reversals of previously recorded unrealized amounts.
(b)	Includes unrealized mark-to-market net gains as well as the net realized effect on interest paid/accrued, both reported in Interest Expense and Related Charges (see Note 7).

In conjunction with fresh start reporting, the balances in accumulated other comprehensive income were eliminated from our condensed consolidated balance sheet on the Effective Date. The pretax effect (all losses) on net income and other comprehensive income (OCI) of derivative instruments previously accounted for as cash flow hedges by the Predecessor was immaterial in the three and nine months ended September 30, 2016. There were no amounts recognized in OCI for the three and nine months ended September 30, 2017.

Balance Sheet Presentation of Derivatives

We elect to report derivative assets and liabilities in our condensed consolidated balance sheets on a gross basis without taking into consideration netting arrangements we have with counterparties to those derivatives. We maintain standardized master netting agreements with certain counterparties that allow for the right to offset assets and liabilities and collateral in order to reduce credit exposure between us and the counterparty. These agreements contain specific language related to margin requirements, monthly settlement netting, cross-commodity netting and early termination netting, which is negotiated with the contract counterparty.

Generally, margin deposits that contractually offset these derivative instruments are reported separately in our condensed consolidated balance sheets, with the exception of certain margin amounts related to changes in fair value on certain CME transactions that, beginning in January 2017, are legally characterized as settlement of forward exposure rather than collateral. Margin deposits received from counterparties are primarily used for working capital or other general corporate purposes.

The following tables reconcile our derivative assets and liabilities on a contract basis to net amounts after taking into consideration netting arrangements with counterparties and financial collateral:

	September 30, 2017				December 31, 2016
	Derivative Assets and Liabilities	Offsetting Instruments (a)	Cash Collateral (Received) Pledged (b)	Net Amounts	Derivative Assets and Liabilities	Offsetting Instruments (a)	Cash Collateral (Received) Pledged (b)	Net Amounts
Derivative assets:
Commodity contracts	$299	$(64)	$(9)	$226	$396	$(193)	$(20)	$183
Interest rate swaps	2	—	—	2	5	—	—	5

Total derivative assets	301	(64)	(9)	228	401	(193)	(20)	188

Derivative liabilities:
Commodity contracts	(78)	64	1	(13)	(332)	193	136	(3)
Interest rate swaps	(16)	—	—	(16)	(16)	—	—	(16)

Total derivative liabilities	(94)	64	1	(29)	(348)	193	136	(19)

Net amounts	$207	$—	$(8)	$199	$53	$—	$116	$169

(a)	Amounts presented exclude trade accounts receivable and payable related to settled financial instruments.
(b)	Represents cash amounts received or pledged pursuant to a master netting arrangement, including fair value-based margin requirements and, to a lesser extent, initial margin requirements.

Derivative Volumes

The following table presents the gross notional amounts of derivative volumes at September 30, 2017 and December 31, 2016:

	September 30, 2017	December 31, 2016
Derivative type	Notional Volume		Unit of Measure
Natural gas (a)	1,420	1,282	Million MMBtu
Electricity	106,190	75,322	GWh
Congestion Revenue Rights (b)	96,269	126,573	GWh
Coal	4	12	Million US tons
Fuel oil	19	34	Million gallons
Uranium	450	25	Thousand pounds
Interest rate swaps — floating/fixed (c)	$3,000	$3,000	Million US dollars

(a)	Represents gross notional forward sales, purchases and options transactions, locational basis swaps and other natural gas transactions.
(b)	Represents gross forward purchases associated with instruments used to hedge electricity price differences between settlement points within ERCOT.
(c)	Includes notional amounts of interest rate swaps that became effective in January 2017 and have maturity dates through July 2023.

Credit Risk-Related Contingent Features of Derivatives

Our derivative contracts may contain certain credit risk-related contingent features that could trigger liquidity requirements in the form of cash collateral, letters of credit or some other form of credit enhancement. Certain of these agreements require the posting of collateral if our credit rating is downgraded by one or more credit rating agencies or include cross-default contractual provisions that could result in the settlement of such contracts if there was a failure under other financing arrangements related to payment terms or other covenants.

The following table presents the commodity derivative liabilities subject to credit risk-related contingent features that are not fully collateralized:

	September 30, 2017	December 31, 2016
Fair value of derivative contract liabilities (a)	$(41)	$(31)
Offsetting fair value under netting arrangements (b)	22	13
Cash collateral and letters of credit	1	1

Liquidity exposure	$(18)	$(17)

(a)	Excludes fair value of contracts that contain contingent features that do not provide specific amounts to be posted if features are triggered, including provisions that generally provide the right to request additional collateral (material adverse change, performance assurance and other clauses).
(b)	Amounts include the offsetting fair value of in-the-money derivative contracts and net accounts receivable under master netting arrangements.

Concentrations of Credit Risk Related to Derivatives

We have concentrations of credit risk with the counterparties to our derivative contracts. At September 30, 2017, total credit risk exposure to all counterparties related to derivative contracts totaled $442 million (including associated accounts receivable). The net exposure to those counterparties totaled $337 million at September 30, 2017 after taking into effect netting arrangements, setoff provisions and collateral, with the largest net exposure to a single counterparty totaling $68 million. At September 30, 2017, the credit risk exposure to the banking and financial sector represented 41% of the total credit risk exposure and 36% of the net exposure.

Exposure to banking and financial sector counterparties is considered to be within an acceptable level of risk tolerance because all of this exposure is with counterparties with investment grade credit ratings. However, this concentration increases the risk that a default by any of these counterparties would have a material effect on our financial condition, results of operations and liquidity. The transactions with these counterparties contain certain provisions that would require the counterparties to post collateral in the event of a material downgrade in their credit rating.

We maintain credit risk policies with regard to our counterparties to minimize overall credit risk. These policies authorize specific risk mitigation tools including, but not limited to, use of standardized master agreements that allow for netting of positive and negative exposures associated with a single counterparty. Credit enhancements such as parent guarantees, letters of credit, surety bonds, liens on assets and margin deposits are also utilized. Prospective material changes in the payment history or financial condition of a counterparty or downgrade of its credit quality result in the reassessment of the credit limit with that counterparty. The process can result in the subsequent reduction of the credit limit or a request for additional financial assurances. An event of default by one or more counterparties could subsequently result in termination-related settlement payments that reduce available liquidity if amounts are owed to the counterparties related to the derivative contracts or delays in receipts of expected settlements if the counterparties owe amounts to us.

14.	RELATED PARTY TRANSACTIONS

Successor

In connection with Emergence, we entered into agreements with certain of our affiliates and with parties who received shares of common stock and TRA Rights in exchange for their claims.

Registration Rights Agreement

Pursuant to the Plan of Reorganization, on the Effective Date, we entered into a Registration Rights Agreement (the Registration Rights Agreement) with certain selling stockholders providing for registration of the resale of the Vistra Energy common stock held by such selling stockholders.

In December 2016, we filed a Form S-1 registration statement with the SEC to register for resale the shares of Vistra Energy common stock held by certain significant stockholders pursuant to the Registration Rights Agreement. The registration statement was amended in February 2017, April 2017 and May 2017. The registration statement was declared effective by the SEC in May 2017. Among other things, under the terms of the Registration Rights Agreement:

•	we will be required to use reasonable best efforts to convert the Form S-1 registration statement into a registration statement on Form S-3 as soon as reasonably practicable after we become eligible to do so and to have such Form S-3 declared effective as promptly as practicable (but in no event more than 30 days after it is filed with the SEC);

•	if we propose to file certain types of registration statements under the Securities Act with respect to an offering of equity securities, we will be required to use our reasonable best efforts to offer the other parties to the Registration Rights Agreement the opportunity to register all or part of their shares on the terms and conditions set forth in the Registration Rights Agreement; and

•	the selling stockholders received the right, subject to certain conditions and exceptions, to request that we file registration statements or amend or supplement registration statements, with the SEC for an underwritten offering of all or part of their respective shares of Vistra Energy common stock (a Demand Registration), and the Company is required to cause any such registration statement or amendment or supplement (a) to be filed with the SEC promptly and, in any event, on or before the date that is 45 days, in the case of a registration statement on Form S-1, or 30 days, in the case of a registration statement on Form S-3, after we receive the written request from the relevant selling stockholders to effectuate the Demand Registration and (b) to become effective as promptly as reasonably practicable and in any event no later than 120 days after it is initially filed.

All expenses of registration under the Registration Rights Agreement, including the legal fees of one counsel retained by or on behalf of the selling stockholders, will be paid by us. Legal fee expenses paid or accrued by Vistra Energy on behalf of the selling stockholders totaled less than $1 million during both the three and nine months ended September 30, 2017.

Tax Receivable Agreement

On the Effective Date, Vistra Energy entered into the TRA with a transfer agent on behalf of certain former first lien creditors of TCEH. See Note 6 for discussion of the TRA.

Predecessor

See Note 2 for a discussion of certain agreements entered into on the Effective Date between EFH Corp. and Vistra Energy with respect to the separation of the entities, including a separation agreement, a transition services agreement, a tax matters agreement and a settlement agreement.

The following represent our Predecessor’s significant related-party transactions. As of the Effective Date, pursuant to the Plan of Reorganization, the Sponsor Group, EFH Corp., EFIH, Oncor Holdings and Oncor ceased being affiliates of Vistra Energy and its subsidiaries, including the TCEH Debtors and the Contributed EFH Debtors.

•	Our retail operations (and prior to the Effective Date, our Predecessor) pay Oncor for services it provides, principally the delivery of electricity. Expenses recorded for these services, reported in fuel, purchased power costs and delivery fees, totaled $265 million and $700 million for the three and nine months ended September 30, 2016, respectively.

•	A former subsidiary of EFH Corp. billed our Predecessor’s subsidiaries for information technology, financial, accounting and other administrative services at cost. These charges, which are largely settled in cash and primarily reported in SG&A expenses, totaled $51 million and $157 million for the three and nine months ended September 30, 2016, respectively.

•	Under Texas regulatory provisions, the trust fund for decommissioning the Comanche Peak nuclear generation facility is funded by a delivery fee surcharge billed to REPs by Oncor, as collection agent, and remitted monthly to Vistra Energy (and prior to the Effective Date, our Predecessor) for contribution to the trust fund with the intent that the trust fund assets, reported in other investments in our condensed consolidated balance sheets, will ultimately be sufficient to fund the future decommissioning liability, reported in asset retirement obligations in our condensed consolidated balance sheets. The delivery fee surcharges remitted to our Predecessor totaled $6 million and $15 million for the three and nine months ended September 30, 2016, respectively. Income and expenses associated with the trust fund and the decommissioning liability incurred by Vistra Energy (and prior to the Effective Date, our Predecessor) are offset by a net change in a receivable/payable that ultimately will be settled through changes in Oncor’s delivery fee rates.

•	EFH Corp. files consolidated federal income tax and Texas state margin tax returns that included our results prior to the Effective Date; however, under a Federal and State Income Tax Allocation Agreement, our federal income tax and Texas margin tax expense and related balance sheet amounts, including income taxes payable to or receivable from EFH Corp., were recorded as if our Predecessor filed its own corporate income tax return. For the nine months ended September 30, 2016, our Predecessor made income tax payments totaling $22 million to EFH Corp.

•	In 2007, TCEH entered into the TCEH Senior Secured Facilities with syndicates of financial institutions and other lenders. These syndicates included affiliates of GS Capital Partners, which is a member of the Sponsor Group. Affiliates of each member of the Sponsor Group have from time to time engaged in commercial banking transactions with TCEH and/or provided financial advisory services to TCEH, in each case in the normal course of business.

•	Affiliates of GS Capital Partners were parties to certain commodity and interest rate hedging transactions with our Predecessor in the normal course of business.

•	Affiliates of the Sponsor Group have sold or acquired, and in the future may sell or acquire, debt or debt securities issued by our Predecessor in open market transactions or through loan syndications.

15.	SEGMENT INFORMATION

The operations of Vistra Energy are aligned into two reportable business segments: Wholesale Generation and Retail Electricity. Our chief operating decision maker reviews the results of these two segments separately and allocates resources to the respective segments as part of our strategic operations. These two business units offer different products or services and involve different risks.

The Wholesale Generation segment is engaged in electricity generation, wholesale energy sales and purchases, commodity risk management activities, fuel production and fuel logistics management, all largely in the ERCOT market. These activities are substantially all conducted by Luminant.

The Retail Electricity segment is engaged in retail sales of electricity and related services to residential, commercial and industrial customers, all largely in the ERCOT market. These activities are substantially all conducted by TXU Energy.

Corporate and Other represents the remaining non-segment operations consisting primarily of general corporate expenses, interest, taxes and other expenses related to our support functions that provide shared services to our Wholesale Generation and Retail Electricity segments.

The accounting policies of the business segments are the same as those described in the summary of significant accounting policies in Note 1 to the Financial Statements in our December 31, 2016 audited financial statements. Our chief operating decision maker uses more than one measure to assess segment performance, including reported segment operating income and segment net income (loss), which is the measure most comparable to consolidated net income (loss) prepared based on GAAP. We account for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. Certain shared services costs are allocated to the segments.

	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2017
Operating revenues (a)
Wholesale Generation	$1,203	$2,757
Retail Electricity	1,286	3,136
Eliminations	(656)	(1,406)

Consolidated operating revenues	$1,833	$4,487

Depreciation and amortization
Wholesale Generation	$60	$167
Retail Electricity	108	322
Corporate and Other	10	30

Consolidated depreciation and amortization	$178	$519

Operating income (loss)
Wholesale Generation	$469	$651
Retail Electricity	(3)	54
Corporate and Other	(14)	(47)

Consolidated operating income	$452	$658

Net income (loss)
Wholesale Generation	$469	$653
Retail Electricity	7	77
Corporate and Other	(203)	(405)

Consolidated net income	$273	$325

(a)

For the three and nine months ended September 30, 2017, includes third-party unrealized net gains from mark-to-market valuations of commodity positions of $137 million and $204 million, respectively, recorded to the Wholesale Generation segment and $2 million and $11 million, respectively, recorded to the Retail Electricity segment. In addition, for the three and nine months ended September 30, 2017, unrealized net gains with affiliate of $89 million and $171 million, respectively, were recorded to operating revenues for the Wholesale Generation segment and corresponding unrealized net losses with affiliate of $(89) million and $(171) million, respectively, were recorded to fuel, purchased power costs and delivery fees for the Retail Electricity segment, with no impact to consolidated results.

	September 30, 2017	December 31, 2016
Total assets
Wholesale Generation	$7,445	$6,952
Retail Electricity	5,926	5,753
Corporate and Other and Eliminations	1,629	2,462

Consolidated total assets	$15,000	$15,167

16.	SUPPLEMENTARY FINANCIAL INFORMATION

Other Income and Deductions

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended September 30, 2017	Three Months Ended September 30, 2016	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016
Other income:
Office space sublease rental income (a)	$3	$—	$9	$—
Insurance settlement	—	—	—	9
Sale of land (b)	1	2	4	2
Interest income	4	2	10	3
All other	2	3	6	5

Total other income	$10	$7	$29	$19

Other deductions:
Write-off of generation equipment (b)	$—	$4	$2	$45
Adjustment to asbestos liability	—	11	—	11
Fees associated with TCEH DIP Roll Facilities	—	5	—	5
All other	—	8	3	14

Total other deductions	$—	$28	$5	$75

(a)	Reported in Corporate and Other non-segment (Successor period only).
(b)	Reported in Wholesale Generation segment (Successor period only).

Restricted Cash

	September 30, 2017		December 31, 2016
	Current Assets	Noncurrent Assets	Current Assets	Noncurrent Assets
Amounts related to the Vistra Operations Credit Facilities (Note 9)	$—	$650	$—	$650
Amounts related to restructuring escrow accounts	61	—	90	—
Other	—	—	5	—

Total restricted cash	$61	$650	$95	$650

Trade Accounts Receivable

	September 30, 2017	December 31, 2016
Wholesale and retail trade accounts receivable	$738	$622
Allowance for uncollectible accounts	(21)	(10)

Trade accounts receivable — net	$717	$612

Gross trade accounts receivable at September 30, 2017 and December 31, 2016 included unbilled retail revenues of $250 million and $225 million, respectively.

Allowance for Uncollectible Accounts Receivable

	Successor	Predecessor
	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016
Allowance for uncollectible accounts receivable at beginning of period	$10	$9
Increase for bad debt expense	35	20
Decrease for account write-offs	(24)	(16)

Allowance for uncollectible accounts receivable at end of period	$21	$13

Inventories by Major Category

	September 30, 2017	December 31, 2016
Materials and supplies	$172	$173
Fuel stock	102	88
Natural gas in storage	21	24

Total inventories	$295	$285

Other Investments

	September 30, 2017	December 31, 2016
Nuclear plant decommissioning trust	$1,132	$1,012
Land	49	49
Miscellaneous other	2	3

Total other investments	$1,183	$1,064

Nuclear Decommissioning Trust — Investments in a trust that will be used to fund the costs to decommission the Comanche Peak nuclear generation plant are carried at fair value. Decommissioning costs are being recovered from Oncor’s customers as a delivery fee surcharge over the life of the plant and deposited by Vistra Energy (and prior to the Effective Date, a subsidiary of TCEH) in the trust fund. Income and expense associated with the trust fund and the decommissioning liability are offset by a corresponding change in a receivable/payable (currently a receivable reported in noncurrent assets) that will ultimately be settled through changes in Oncor’s delivery fees rates. The nuclear decommissioning trust fund was not a debtor in the Chapter 11 Cases. A summary of investments in the fund follows:

	September 30, 2017
	Cost (a)	Unrealized gain	Unrealized loss	Fair market value
Debt securities (b)	$352	$14	$(1)	$365
Equity securities (c)	321	451	(5)	767

Total	$673	$465	$(6)	$1,132

	December 31, 2016
	Cost (a)	Unrealized gain	Unrealized loss	Fair market value
Debt securities (b)	$333	$10	$(3)	$340
Equity securities (c)	309	368	(5)	672

Total	$642	$378	$(8)	$1,012

(a)	Includes realized gains and losses on securities sold.
(b)	The investment objective for debt securities is to invest in a diversified tax efficient portfolio with an overall portfolio rating of AA or above as graded by S&P or Aa2 by Moody’s Investors Services, Inc. The debt securities are heavily weighted with municipal bonds. The debt securities had an average coupon rate of 3.57% and 3.56% at September 30, 2017 and December 31, 2016, respectively, and an average maturity of 9 years at both September 30, 2017 and December 31, 2016.
(c)	The investment objective for equity securities is to invest tax efficiently and to match the performance of the S&P 500 Index.

Debt securities held at September 30, 2017 mature as follows: $102 million in one to 5 years, $99 million in five to 10 years and $164 million after 10 years.

The following table summarizes proceeds from sales of available-for-sale securities and the related realized gains and losses from such sales.

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended September 30, 2017	Three Months Ended September 30, 2016	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016
Realized gains	$1	$3	$3	$3
Realized losses	$(1)	$(2)	$(3)	$(2)
Proceeds from sales of securities	$56	$46	$154	$201
Investments in securities	$(62)	$(52)	$(169)	$(215)

Property, Plant and Equipment

At September 30, 2017 and December 31, 2016, property, plant and equipment of $4.746 billion and $4.443 billion, respectively, is stated net of accumulated depreciation and amortization of $318 million and $85 million, respectively.

Asset Retirement and Mining Reclamation Obligations (ARO)

These liabilities primarily relate to nuclear generation plant decommissioning, land reclamation related to lignite mining, removal of lignite/coal fueled plant ash treatment facilities and generation plant asbestos removal and disposal costs. There is no earnings impact with respect to changes in the nuclear plant decommissioning liability, as all costs are recoverable through the regulatory process as part of delivery fees charged by Oncor. As part of fresh start reporting, new fair values were established for all AROs for the Successor.

At September 30, 2017, the carrying value of our ARO related to our nuclear generation plant decommissioning totaled $1.223 billion, which exceeds the fair value of the assets contained in the nuclear decommissioning trust. Since the costs to ultimately decommission that plant are recoverable through the regulatory rate making process as part of Oncor’s delivery fees, a corresponding regulatory asset has been recorded to our condensed consolidated balance sheet of $91 million in other noncurrent assets.

The following table summarizes the changes to these obligations, reported in other current liabilities and asset retirement obligations in our condensed consolidated balance sheets, for the nine months ended September 30, 2017:

	Nuclear Plant Decommissioning	Mining Land Reclamation	Other	Total
Liability at December 31, 2016	$1,200	$375	$151	$1,726
Additions:
Accretion	23	14	4	41
Adjustment for change in estimates (a)	—	3	4	7
Reductions:
Payments	—	(23)	—	(23)

Liability at September 30, 2017	1,223	369	159	1,751
Less amounts due currently	—	(83)	(2)	(85)

Noncurrent liability at September 30, 2017	$1,223	$286	$157	$1,666

(a)	Relates to the impacts of accelerating the ARO associated with the planned retirement of the Monticello plant (see Note 17).

Other Noncurrent Liabilities and Deferred Credits

The balance of other noncurrent liabilities and deferred credits consists of the following:

	September 30, 2017	December 31, 2016
Unfavorable purchase and sales contracts	$39	$46
Other, including retirement and other employee benefits	193	174

Total other noncurrent liabilities and deferred credits	$232	$220

Unfavorable Purchase and Sales Contracts — The amortization of unfavorable purchase and sales contracts totaled $2 million and $6 million for the three months ended September 30, 2017 and 2016, respectively, and $7 million and $18 million for the nine months ended September 30, 2017 and 2016, respectively. See Note 4 for intangible assets related to favorable purchase and sales contracts.

The estimated amortization of unfavorable purchase and sales contracts for each of the next five fiscal years is as follows:

Year	Amount
2017	$10
2018	$11
2019	$9
2020	$9
2021	$1

Fair Value of Debt

	September 30, 2017		December 31, 2016
Debt:	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt under the Vistra Operations Credit Facilities (Note 9)	$4,484	$4,484	$4,515	$4,552
Other long-term debt, excluding capital lease obligations (Note 9)	30	27	36	32
Mandatorily redeemable subsidiary preferred stock (Note 9)	70	70	70	70

We determine fair value in accordance with accounting standards as discussed in Note 12, and at September 30, 2017, our debt fair value represents Level 2 valuations. We obtain security pricing from an independent party who uses broker quotes and third-party pricing services to determine fair values. Where relevant, these prices are validated through subscription services such as Bloomberg.

Supplemental Cash Flow Information

	Successor	Predecessor
	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2016
Cash payments related to:
Interest paid (a)	$197	$1,064
Capitalized interest	(5)	(9)

Interest paid (net of capitalized interest) (a)	$192	$1,055
Income taxes	$51	$22
Reorganization items (b)	$—	$104
Noncash investing and financing activities:
Construction expenditures (c)	$16	$53

(a)	Predecessor period includes amounts paid for adequate protection.
(b)	Represents cash payments made by our Predecessor for legal and other consulting services, including amounts paid on behalf of third parties pursuant to contractual obligations approved by the Bankruptcy Court.
(c)	Represents end-of-period accruals for ongoing construction projects.

17.	SUBSEQUENT EVENTS

Merger Agreement

On October 29, 2017, Vistra Energy and Dynegy Inc., a Delaware corporation (Dynegy), entered into an Agreement and Plan of Merger (the Merger Agreement). The following description of the Merger Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Merger Agreement filed as Exhibit 2.1 to our Current Report on Form 8-K filed on October 31, 2017.

Upon the terms and subject to the conditions set forth in the Merger Agreement, which has been approved by the boards of directors of Vistra Energy and Dynegy, Dynegy will merge with and into Vistra Energy (the Merger), with Vistra Energy continuing as the surviving corporation. The Merger is intended to qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended (the Code), so that none of Vistra Energy, Dynegy or any of the Dynegy stockholders generally will recognize any gain or loss in the transaction, except that Dynegy stockholders will recognize gain with respect to cash received in lieu of fractional shares of Vistra Energy’s common stock. We expect that Vistra Energy will be the acquirer for both federal tax and accounting purposes.

Upon the closing of the Merger, each issued and outstanding share of Dynegy common stock, par value $0.01 per share, other than shares owned by Vistra Energy or its subsidiaries, held in treasury by Dynegy or held by a subsidiary of Dynegy, will automatically be converted into the right to receive 0.652 shares of common stock, par value $0.01 per share, of Vistra Energy (the Exchange Ratio), except that cash will be paid in lieu of fractional shares, which we expect will result in Vistra Energy’s stockholders and Dynegy’s stockholders owning approximately 79% and 21%, respectively, of the combined company. Dynegy stock options and equity-based awards outstanding immediately prior to the Effective Time will generally automatically convert upon completion of the Merger into stock options and equity-based awards, respectively, with respect to Vistra Energy’s common stock, after giving effect to the Exchange Ratio.

The Merger Agreement also provides that, upon the closing of the Merger, the board of directors of the combined company will be comprised of 11 members, consisting of (a) the eight current directors of Vistra Energy and (b) three of Dynegy’s current directors, of whom one will be a Class I director, one will be a Class II director and one will be a Class III director, unless the closing of the Merger occurs after the date of Vistra Energy’s 2018 Annual General Meeting, in which case one will be a Class I director and two will be Class II directors. Upon completion of the Merger, each of Curtis A. Morgan, currently a director and the President and Chief Executive Officer of Vistra Energy, Jim Burke, currently Chief Operating Officer of Vistra Energy, and J. William Holden, currently Chief Financial Officer of Vistra Energy, will continue in those roles at the combined company.

Completion of the Merger is subject to various customary conditions, including, among others, (a) approval by Vistra Energy’s stockholders of the issuance of Vistra Energy’s common stock in the Merger, (b) adoption of the Merger Agreement by Vistra Energy’s stockholders and Dynegy’s stockholders, (c) receipt of all requisite regulatory approvals, which includes approvals of the Federal Energy Regulatory Commission, the PUCT, the Federal Communications Commission and the New York Public Service Commission, and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and (d) effectiveness of the registration statement for the shares of Vistra Energy’s common stock to be issued in the Merger, and the approval of the listing of such shares on the New York Stock Exchange. Each party’s obligation to consummate the Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the Merger Agreement and (iii) the receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a tax-free reorganization within the meaning of the Code.

The Merger Agreement contains customary representations, warranties and covenants of Vistra Energy and Dynegy, including, among others, covenants (a) to conduct their respective businesses in the ordinary course during the interim period between the execution of the Merger Agreement and completion of the Merger, (b) not to take certain actions during the interim period except with the consent of the other party, (c) that Vistra Energy and Dynegy will convene and hold meetings of their respective stockholders to obtain the required stockholder approvals, and (d) that the parties use their respective reasonable best efforts to take all actions necessary to obtain all governmental and regulatory approvals and consents (except that Vistra Energy shall not be required, and Dynegy shall not be permitted, to take any action that constitutes or would reasonably be expected to have certain specified burdensome effects). Each of Vistra Energy and Dynegy is also subject to restrictions on its ability to solicit alternative acquisition proposals and to provide information to, and engage in discussion with, third parties regarding such proposals, except under limited circumstances to permit Vistra Energy’s and Dynegy’s boards of directors to comply with their respective fiduciary duties.

The Merger Agreement contains certain termination rights for both Vistra Energy and Dynegy, including in specified circumstances in connection with an alternative acquisition proposal that has been determined to be a superior offer. Upon termination of the Merger Agreement, under specified circumstances (a) for a failure by Vistra Energy to obtain certain requisite regulatory approvals, Vistra Energy may be required to pay Dynegy a termination fee of $100 million, (b) in connection with a superior offer, acquisition proposal or unforeseeable material intervening event, Vistra Energy may be required to pay a termination fee to Dynegy of $100 million, and (c) in connection with a superior offer, acquisition proposal or an unforeseeable material intervening event, Dynegy may be required to pay to Vistra Energy a termination fee of $87 million. In addition, if the Merger Agreement is terminated (i) because Vistra Energy’s stockholders do not approve the issuance of Vistra Energy’s common stock in the Merger or do not adopt the Merger Agreement, then Vistra Energy will be obligated to reimburse Dynegy for its reasonable out-of-pocket fees and expenses incurred in connection with the Merger Agreement, or (ii) because Dynegy’s stockholders do not adopt the Merger Agreement, then Dynegy will reimburse Vistra Energy for its reasonable out-of-pocket fees and expenses incurred in connection with the Merger Agreement, each of which is subject to a cap of $22 million. Such expense reimbursement may be deducted from the abovementioned termination fees, if ultimately payable.

The Merger is subject to certain risks and uncertainties, and there can be no assurance that we will be able to complete the Merger on the expected timeline or at all.

Merger Support Agreements — Concurrently with the execution of the Merger Agreement, certain stockholders of Vistra Energy, including affiliates of Apollo Management Holdings L.P. (collectively, the Apollo Entities), affiliates of Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P. (collectively, the Brookfield Entities) and certain affiliates of Oaktree Capital Management, L.P. (Oaktree), such agreements representing in the aggregate approximately 34% of the shares of Vistra Energy’s common stock that will be entitled to vote on the Merger, and certain stockholders of Dynegy, including Terawatt Holdings, LP, an affiliate of certain affiliated investment funds of Energy Capital Partners III, LLC (Terawatt) and certain affiliates of Oaktree, such agreements representing in the aggregate approximately 21% of the shares of Dynegy’s common stock that will be entitled to vote on the Merger, have entered into merger support agreements (the Merger Support Agreements), pursuant to which each such stockholder agreed to vote their shares of common stock of Vistra Energy or Dynegy, as applicable, to adopt the Merger Agreement, and in the case of stockholders of Vistra Energy, approve the stock issuance. The Merger Support Agreements will automatically terminate upon a change of recommendation by the applicable board of directors or the termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Merger Support Agreements does not purport to be complete and is qualified in its entirety by reference to that certain Merger Support Agreement, dated as of October 29, 2017, by and among Dynegy and the Apollo Entities, the Brookfield Entities and certain affiliates of Oaktree (filed as Exhibit 10.1 to Dynegy Inc.’s Current Report on Form 8-K filed on October 30, 2017), the Merger Support Agreement entered into between Vistra Energy and Terawatt (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on October 31, 2017) and the Merger Support Agreement entered into between Vistra Energy and certain affiliates of Oaktree (filed as Exhibit 10.2 to our Current Report on Form 8-K filed on October 31, 2017).

Planned Retirement of Generation Facilities

Monticello Site — In September 2017, we decided to retire our Monticello plant given that it is projected to be uneconomic based on current market conditions and given the significant environmental costs associated with operating the plant. In the three months ended September 30, 2017, we recorded a charge of approximately $24 million related to the retirement, including employee-related severance costs, noncash charges for materials inventory and the acceleration of Luminant’s mining reclamation obligations (see Note 16). The charge, all of which related to our Wholesale Generation segment, was recorded to operating costs in our condensed statements of consolidated income (loss). In addition, we will continue the ongoing reclamation work at the plant’s mines, which ceased active operations in the spring of 2016.

Sandow and Big Brown Sites — In October 2017, the Company and Alcoa entered into a contract termination agreement pursuant to which the parties agreed to an early settlement of a long-standing power and mining agreement. In consideration for the early termination, Alcoa made a one-time payment to Luminant of $238 million in October 2017. We expect to record the impacts of the Settlement Agreement in our consolidated financial statements for the fourth quarter of 2017, which would include the receipt of the cash payment, the acquisition of real property and the incurrence of certain liabilities and asset retirement obligations, along with the elimination of a related electric supply contract intangible asset on our consolidated balance sheet (see Note 4). The contract was important to the overall economic viability of the Sandow plant.

In October 2017, we decided to retire the Sandow and Big Brown plants and a related mine which supplies the Sandow plants. Management had previously announced its decision to retire a mine which supplies the Big Brown plant.

Regulatory Review — As part of the retirement process, Luminant has filed notices with ERCOT, which trigger a reliability review regarding such proposed retirements. If, at the end of the applicable ERCOT reliability review period, ERCOT determines the units are not needed for reliability, Luminant would expect to cease plant operations at Sandow and Monticello in January 2018 and at Big Brown in February 2018, which would result in the plants being taken offline by February 2018. In October 2017, ERCOT determined our Monticello plant would not be needed for system reliability purposes.

The announced retirements total installed nameplate generation capacity of 4,167 MW as detailed below.

Name	Location (all in the state of Texas)	Fuel Type	Installed Nameplate Generation Capacity (MW)	Number of Units	Estimated Date Units Will Be Taken Offline
Monticello	Titus County	Lignite/Coal	1,880	3	January 4, 2018
Sandow	Milam County	Lignite	1,137	2	January 11, 2018
Big Brown	Freestone County	Lignite/Coal	1,150	2	February 12, 2018

Total			4,167	7